Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

As confidentially filed with the Securities and Exchange Commission on October 23, 2017

File No.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934

Avaya Holdings Corp.

(Exact Name of Registrant as Specified in its Charter)

Delaware	7372	26-1119726
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

4655 Great America Parkway

Santa Clara, California 95054

(Address of Principal Executive Offices)

(908) 953-6000

(Registrant’s telephone number, including area code)

Copies to:

Adele C. Freedman Vice President & Deputy General Counsel, Corporate Law Avaya Holdings Corp. 4655 Great America Parkway Santa Clara, California 95054 (908) 953-6000	Joshua N. Korff, P.C. Michael Kim Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common stock, $0.01 par value per share	New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

i

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

EXPLANATORY NOTE

Avaya Holdings Corp. (“Avaya Holdings”) is filing this registration statement on Form 10 pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) because we are seeking to list our common stock, par value $0.01 per share, on the New York Stock Exchange.

Once the registration of our common stock becomes effective, we will be subject to the requirements of Section 13(a) of the Exchange Act, including the rules and regulations promulgated thereunder, which will require us to file, among other things, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and proxy statements with the U.S. Securities and Exchange Commission, or the SEC, and we will be required to comply with all other obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12 of the Exchange Act.

Our periodic and current reports will be available on our website, www.avaya.com, free of charge, as soon as reasonably practicable after such materials are filed with, or furnished to, the SEC.

On January 19, 2017, Avaya Inc. and certain of its affiliates, including Avaya Holdings (the “Debtor Affiliates” and, together with Avaya Inc., the “Debtors”), commenced chapter 11 cases (the “Bankruptcy Filing”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”).

On April 13, 2017, the Debtors filed a Joint Chapter 11 Plan of Reorganization of Avaya Inc. and its Debtor Affiliates and related disclosure statement for the Joint Chapter 11 Plan of Reorganization of Avaya Inc. and its Debtor Affiliates. On August 7, 2017, the Debtors filed the First Amended Joint Chapter 11 Plan of Reorganization of Avaya Inc. and its Debtor Affiliates (as amended, the “First Amended Plan of Reorganization”) and related disclosure statement for the First Amended Joint Chapter 11 Plan of Reorganization of Avaya Inc. and its Debtor Affiliates (the “Amended Disclosure Statement”). The Bankruptcy Court signed an order approving the Amended Disclosure Statement on August 25, 2017. On September 8, 2017, the Debtors filed the solicitation versions of the First Amended Plan of Reorganization and Amended Disclosure Statement. On September 9, 2017, the Bankruptcy Court assigned the Debtors and their major stakeholder constituencies to mediation. The mediation resulted in a resolution between these constituencies, and, as a result, the Debtors filed a further amended plan of reorganization, the Second Amended Joint Plan of Reorganization (as amended, the “Plan of Reorganization”), and a Disclosure Statement Supplement on                             , which, among other things, provide for the following treatments for certain creditor and equity classes:

•	First lien debt claims: pro rata share of (i) new secured debt (or cash to the extent such debt is partially or fully syndicated) to be issued in connection with the Restructuring (as defined below) and (ii) 90.5% of the reorganized Avaya Holdings’ common stock (subject to dilution by the post-Emergence Date (as defined below) management equity incentive plan, the terms of which remain subject to ongoing negotiations but will be disclosed prior to the Debtors’ emergence from Chapter 11, that shall provide for reorganized Avaya Holdings’ common stock, or other interests in Avaya Holdings, on a fully diluted basis, to be reserved for directors, officers, and employees of the Debtors (the “Management Equity Incentive Plan”) and the Warrants (as defined below)) less the reservation of up to 2.55% of the reorganized Avaya Holdings’ common stock (subject to dilution by the Management Equity Incentive Plan and the Warrants) to be established on or prior to the Emergence Date for pro rata distributions on account of general unsecured claims (the “General Unsecured Recovery Equity Reserve”).

•	Second lien notes claims: pro rata share of 4.0% of the reorganized Avaya Holdings’ common stock (subject to dilution by the Management Equity Incentive Plan and the Warrants) and a pro rata share of warrants to acquire 5.0% of reorganized Avaya Holdings’ common stock (subject to dilution by the Management Equity Incentive Plan) the specific terms of which remain subject to ongoing negotiation (the “Warrants”).

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

•	General unsecured claims: pro rata share of the $58 million general unsecured recovery pool, which the general unsecured creditors may irrevocably elect to receive as reorganized Avaya Holdings’ common stock (subject to dilution by the Management Equity Incentive Plan and the Warrants) or cash proceeds (pursuant to an election submitted prior to the applicable voting deadline).

•	Claims of Pension Benefit Guaranty Corporation (“PBGC”) in connection with the termination of the Avaya Inc. Pension Plan for Salaried Employees (“APPSE”): (i) $340 million in cash and (ii) 5.5% of the reorganized Avaya Holdings’ common stock (subject to dilution by the Management Equity Incentive Plan and the Warrants).

•	Pre-emergence equity interests in Avaya Holdings: cancelled.

The consummation of the transactions contemplated by the Plan of Reorganization (collectively, the “Restructuring”), including the PBGC Settlement (as defined below), are dependent on, among other things, a number of approvals from the Bankruptcy Court, including confirmation of the Plan of Reorganization by the Bankruptcy Court. While the Company will seek to have this registration statement become effective prior to the date on which substantial consummation (as that term is defined by section 1102(2) of the Bankruptcy Code) of the Plan of Reorganization occurs (such date, the “Emergence Date”), the Company expects the Restructuring to take place thereafter. There can be no assurance that any or all of such transactions will occur as contemplated by the Plan of Reorganization, including with respect to the PBGC Settlement.

The Company is not required to file this registration statement pursuant to the Securities Act of 1933, as amended. This registration statement shall not constitute an offer to sell, nor a solicitation of an offer to buy, its securities.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

CERTAIN TERMS USED IN THIS REGISTRATION STATEMENT

Unless otherwise indicated or the context otherwise requires, references in this registration statement to the terms below will have the following meanings:

•	“Avaya,” “we,” “our,” “us” and the “Company” refer to Avaya Holdings Corp. and its consolidated subsidiaries;

•	“Avaya Holdings” or the “Parent” refer to Avaya Holdings Corp.

•	“Bankruptcy Code” refers to title 11 of the United States Code;

•	“Bankruptcy Court” refers to the U.S. Bankruptcy Court for the Southern District of New York;

•	“Bankruptcy Filing” refers to the voluntary petition for relief filed by the Debtors on January 19, 2017 in the Bankruptcy Court;

•	“Debtors” refers to Avaya Holdings, Avaya Inc. and certain of their affiliates;

•	“Emergence Date” refers to the date on which substantial consummation (as that term is defined by section 1102(2) of the Bankruptcy Code) of the Plan of Reorganization occurs;

•	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended;

•	“PBGC” refers to the Pension Benefit Guaranty Corporation;

•	“Plan of Reorganization” refers to the Second Amended Joint Plan of Reorganization filed by the Debtors on , 2017;

•	“Restructuring” refers to the consummation of the transactions contemplated by the Plan of Reorganization; and

•	“Securities Act” refers to the Securities Act of 1933, as amended.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this registration statement, including statements containing words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “target,” “can,” “could,” “may,” “should,” “will,” “would” or similar words, constitute “forward-looking statements.” These forward-looking statements, which are based on our current plans, expectations and projections about future events, should not be unduly relied upon. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance and achievements to materially differ from any future results, performance and achievements expressed or implied by such forward-looking statements. We caution you therefore against relying on any of these forward-looking statements.

The forward-looking statements included herein are based upon our assumptions, estimates and beliefs and involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements and may be affected by a variety of risks and other factors, which may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Some of the key factors that could cause actual results to differ from our expectations include:

•	we face formidable competition from providers of unified communications and contact center products and related services;

•	business communications products and services may not develop in the ways that we anticipate;

•	our ability to rely on our indirect sales channel;

•	our products and services may fail to keep pace with rapidly changing technology and evolving industry standards;

•	we rely on third-party contract manufacturers and component suppliers, some of which are sole source and limited source suppliers, as well as warehousing and distribution logistics providers;

•	ongoing bankruptcy proceedings may adversely affect our operations in the future;

•	our actual financial results may vary significantly from the financial projections filed with the Bankruptcy Court;

•	our historical financial information may not be indicative of our future financial performance;

•	our quarterly and annual revenues and operating results have historically fluctuated and the results of one period may not provide a reliable indicator of our future performance;

•	operational and logistical challenges as well as changes in economic or political conditions, in a specific country or region;

•	our revenues are dependent on general economic conditions and the willingness of enterprises to invest in technology;

•	the potential that we may not be able to protect our proprietary rights or that those rights may be invalidated or circumvented;

•	certain software we use is from open source code sources, which, under certain circumstances, may lead to unintended consequences;

•	changes in its tax rates, the adoption of new U.S. or international tax legislation or exposure to additional tax liabilities;

•	fluctuations in foreign currency exchange rates;

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

•	business communications products are complex, and design defects, errors, failures or “bugs” may be difficult to detect and correct;

•	if we are unable to integrate acquired businesses effectively;

•	failure to realize the benefits we expect from our cost-reduction initiatives;

•	liabilities as a result of our obligation to indemnify, and to share certain liabilities with, Lucent (as defined below) in connection with our spin-off from Lucent in September 2000;

•	transfers or issuances of our equity may impair or reduce our ability to utilize our net operating loss carryforwards and certain other tax attributes in the future;

•	our ability to retain and attract key personnel;

•	our ability to establish and maintain proper and effective internal control over financial reporting;

•	if we do not adequately remediate our material weaknesses, or if we experience additional material weaknesses in the future;

•	potential litigation in connection with our emergence from bankruptcy;

•	breach of the security of our information systems, products or services or of the information systems of our third-party providers;

•	business interruptions, whether due to catastrophic disasters or other events;

•	claims that are not discharged in the Plan of Reorganization could have a material adverse effect on our results of operations and profitability;

•	potential litigation and infringement claims, which could cause us to incur significant expenses or prevent us from selling our products or services;

•	the composition of our board of directors will change significantly;

•	we have entered into many related party transactions with a significant number of our foreign subsidiaries, which could adversely affect us in the event of their bankruptcy or similar insolvency proceeding; and

•	environmental, health and safety, laws, regulations, costs and other liabilities.

Any of the assumptions underlying forward-looking statements could be inaccurate. All forward-looking statements are made as of the date of this registration statement and the risk that actual results will differ materially from the expectations expressed in this registration statement will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this registration statement, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this registration statement, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this registration statement will be achieved.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

MARKET, RANKING AND OTHER INDUSTRY DATA

This registration statement includes industry and trade association data, forecasts and information that we have prepared based, in part, upon data, forecasts and information obtained from independent trade associations, industry publications and surveys and other information available to us. Some data is also based on our good faith estimates, which are derived from management’s knowledge of the industry and independent sources. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. We have not independently verified any of the data from third-party sources, nor have we ascertained the underlying economic assumptions relied upon therein. In particular, the Gartner reports described below represent research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc., and are not representations of fact. Each Gartner report speaks as of its original publication date (and not as of the date of this Registration Statement) and the opinions expressed in the Gartner reports are subject to change without notice. Statements as to our market position are based on market data currently available to us. Our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Item 1.A. Risk Factors” in this registration statement.

Certain information in the text of this registration statement is contained in industry publications or data compiled by a third-party. The sources of these industry publications and data are provided below:

•	Dell’Oro Group, Enterprise Telephony Report, 4Q16, February 2017.

•	Gartner Magic Quadrant for Contact Center Infrastructure, Worldwide, Drew Kraus, et al., May 2017.

•	IHS Technology, Enterprise Unified Communications and Voice Equipment Quarterly Market Tracker Q2 2017, May 2017.

•	Gartner Forecast: Mobile Phones, Worldwide, 2015-2021, 2Q17 Update, Annette Zimmermann, et al., June 2017.

•	Gartner Forecast: PCs, Ultramobiles and Mobile Phones, Worldwide, 2015-2021, 2Q17 Update, Ranjit Atwal, et al., June 2017.

•	Gartner Magic Quadrant for Unified Communications, Steve Blood, et al., July 2017.

•	IDC MarketScape: Worldwide Unified Communications and Collaboration 2017 Vendor Assessment, July 2017.

•	Canalys, Worldwide contact center market and forecasts, August 2017.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

ITEM 1.	BUSINESS

Our Company

Avaya is a leading global business communications company, providing an expansive portfolio of software and services for contact center and unified communications, offered on-premises, in the cloud or as a hybrid solution. We provide our solutions to a broad range of companies, from small businesses to large multinational enterprises and government organizations. As of June 30, 2017, we had a presence in approximately 180 countries worldwide and serviced more than 90% of the Fortune 100 organizations. Our products and services portfolio spans software, hardware, professional and support services and cloud services. These fall under two reporting segments:

•	Global Communications Solutions, or GCS, encompasses our contact center and unified communications solutions and our real-time collaboration software and hardware products, all of which target small and medium to very large enterprise businesses and are delivered through a hybrid cloud environment. Our omnichannel contact center applications offer highly reliable, scalable communications-centric solutions including voice, email, chat, social media, video, performance management and ease of third party integration that can improve customer service and help companies compete more effectively. Our unified communications solutions help companies increase employee productivity, improve customer service and reduce costs by integrating multiple forms of communications, including telephony, e-mail, instant messaging and video. Avaya embeds communications directly into the applications, browsers and devices employees use every day to create a single, powerful gateway for voice, video, messaging, conferencing and collaboration. We free people from their desktop and give them a more natural and efficient way to connect, communicate and share—when, where and how they want. This reporting segment also includes an open, extensible development platform, which allows our customers and third parties to adapt our technology by creating custom applications and automated workflows for their unique needs and allows them to integrate Avaya’s capabilities into their existing infrastructure and business applications.

•	Avaya Global Services, or AGS, includes professional and support services designed to help our customers maximize the benefits of using our products and technology. Our services include support for implementation, deployment, training, monitoring, troubleshooting and optimization, among others. This reporting segment also includes our private cloud and managed services, which enable customers to take advantage of our technology on-premises or in a private, public or hybrid (i.e., mix of on-premises, private and/or public) cloud environment, depending on our solution and customer needs. The majority of our revenue in this reporting segment is recurring in nature and based on multi-year services contracts.

As businesses increasingly seek to improve customer experience and team engagement through the quality and efficiency of contact center and unified communications, they are confronted with several industry trends presenting emerging and varied challenges. We believe the key trends are:

•	the increasing workforce mobility and use of smartphones and mobile tablets by consumers and employees;

•	shifting priorities of business leaders as they work to digitally transform their companies, including an increased preference for cloud delivery of applications, and management of multiple and varied devices, all of which must be handled with the security the business demands;

•	increasing demand for information technology (“IT”) purchases under operating expense models over capital expense models; and

•	the rise of omnichannel customer service as consumers embrace new technologies and devices in creative ways and at an accelerating pace.

We aim to be the leader in our industry in addressing customer needs and priorities resulting from recent trends and emerging challenges. We have invested and continue to invest in open, mobile enterprise

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communication and collaboration platforms and are poised to serve a broad range of needs, from servicing phone systems to deploying leading-edge contact center technology via the cloud. While we remain committed to protecting and evolving the investments that customers have made in our technology and solutions, in the past several years we have also responded to the emerging landscape by evolving our market and product approach in three important ways.

1)	We have invested in R&D and new technologies to develop and provide more comprehensive contact center and unified communications products and services, continuing our focus on the enterprise while expanding the value we can provide to midmarket customers.

2)	We have evolved our product design philosophy, anticipating demand for applications that are cloud- and mobile-enabled. We design our products to be flexible, extensible, secure and reliable. This approach allows our customers to transition from traditional communications and collaboration technology to newer solutions that are more manageable and cost-effective.

3)	We have increased our focus on delivering integrated holistic solutions including:

•	Customer Engagement—a single, integrated, omnichannel solution consisting of software and services, which are open, context-driven, fully integrated and fully customizable through our open, easy-to-use development platform.

•	Team Engagement—a solution primarily comprised of our real-time collaboration and unified communications products and services (such as audio, web and video conferencing systems, mobile video software, phones and session border controller that increases communications security) and a development environment.

•	Developer Engagement—a flexible development platform and orchestration tool to communications-enable customer applications and workflows across the enterprise. It uses open Application Programming Interfaces, or APIs, pre-built application and workflow tasks and a visual workflow tool to put more power into the hands of the developer.

•	Analytics Engagement—this solution takes data from relevant, disparate sources and collects, correlates and presents it in a unified interface for meaningful analysis in both instantaneous and historical trending scenarios.

We design and build these engagement solutions for our customers. We define “engagement” as improved team and customer communications and collaboration that lead to a set of tangible outcomes that a business experiences. These tangible benefits include higher employee productivity, customer satisfaction, customer value and, ultimately, profitability.

We take a hybrid cloud approach and believe all organizations, including large enterprises, will have a mix of how they leverage different deployment options to run and operate their applications. We support all of the different cloud models and mixes that exist to enable organizations to select the method that suits their business needs. We expect a continued hybridization of models, allowing our customers to mix and match these environments according to their needs.

With our solutions, we can address the needs of a diverse range of businesses, including large multinational enterprises, small and medium-sized businesses and government organizations. Our customers operate in a broad range of industries, including financial services, manufacturing, retail, transportation, energy, media and communications, hospitality, healthcare, education and government. We employ a flexible go-to-market strategy with direct or indirect presence in approximately 180 countries. As of June 30, 2017, we had approximately 4,500 channel partners and for the first nine months of fiscal 2017 our product revenue from indirect sales through our channel partners represented approximately 74% of our total product revenue.

For fiscal 2016, we generated revenue of $3,702 million, with 47% generated by products and 53% by services. Revenue from software and services was 75% of total revenue, and recurring revenue (which we define

Confidential Treatment Requested by Avaya Holdings Corp.

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as revenue from products and services that are delivered pursuant to multi-period contracts) was more than 51%. Revenue generated in the United States for fiscal 2016 represented 56% of our total revenue. For fiscal 2016, operating loss was $316 million, reflecting $542 million of impairment of goodwill and intangibles. Adjusted EBITDA for fiscal 2016 was $940 million. For the first nine months of fiscal 2017, we generated revenue of $2,482 million, of which 44% was generated by products and 56% by services. Revenue from software and services was 78% of total revenue, and recurring revenue was approximately 56%. Revenue generated in the United States for the first nine months of fiscal 2017 represented 54% of our total revenue. For the first nine months of fiscal 2017, our operating income was $73 million and Adjusted EBITDA was $641 million. See “Item 2. Financial Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations—EBITDA and Adjusted EBITDA” for a definition and explanation of Adjusted EBITDA and a reconciliation of loss from continuing operations to Adjusted EBITDA.

In addition, for the nine months ended June 30, 2017 and 2016, revenue outside of the U.S. represented 46% and 45% of total revenue, respectively, and for fiscal 2016, 2015 and 2014, revenue outside of the U.S. represented 44%, 46% and 48% of total revenue, respectively.

The Benefits of Our Solutions

Avaya combines our products and services—including products, applications and services from our partners—into innovative, comprehensive and customer-focused solutions that help our customers digitally transform their enterprises and address their team, customer, developer and analytics needs. We do this through a flexible approach to deployment, from on-premises to mobile and hybrid cloud environments. We believe our unified communications, contact center, developer and analytics technology help businesses and organizations of all sizes deliver superior customer experiences while increasing productivity and profitability.

Avaya Customer Engagement Solutions

Avaya Customer Engagement Solutions are designed to accommodate the future of fast-paced consumer adoption and to help our customers improve customer experience and maximize customer lifetime value, while expanding communications channels to include chat, email, mobile applications, analytics, video, social, branch offices and more. Our solutions can be implemented relatively quickly by leveraging automation, which helps customers dramatically reduce time-to-value on their investment. Our execution has paid off in increased customer lifetime value, revenue and profitability for our customers, as they evolve to integrate more communications channels and mobile devices into their customer service strategies. These solutions are predominantly made up of our contact center products and services and are supported by our development environment. Some of the benefits of Avaya Customer Engagement Solutions include enabling customers to:

•	Cultivate the ultimate customer journey by enabling businesses to personalize every step and possibility of customer-agent interactions. This purpose-built, omnichannel solution gives customers complete integration and management of their traditional voice and digital channels, assisted or self-service (i.e., interactive voice response, chatbots, etc.).

•	Take a holistic view of the customer contact world by addressing customer touchpoints, routing, resource matching, leveraging context and acknowledging preferences—capturing every detail along the way.

•	Capitalize on big data across the enterprise. Customers can get real-time, fully meshed insights into what’s going on with their customers and break down the silos around traditional analytics tools. Avaya delivers rich visualization of data to support smarter decision-making that shapes business strategies while also driving increased customer satisfaction and improving the agent experience.

Avaya Team Engagement Solutions

Avaya Team Engagement Solutions are designed to offer businesses the simplicity of a single solution to address workforce communication and collaboration needs, including via mobile devices. Our solutions help our

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customers build more efficient and responsive businesses, improve workforce productivity and mobility, while allowing employees to securely use a variety of devices and communications channels to collaborate. Some of the benefits of Avaya Team Engagement Solutions include:

•	Communications modernization: Avaya helps modernize communications ecosystems by centralizing, consolidating and virtualizing underlying technology infrastructures and making applications available via the cloud. This model is built to accommodate mobile device usage, reduce total cost of ownership (“TCO”) for the entire collaboration environment and allows firms to transition from a capital expenditure to operating expenditure model. For example, an Avaya cloud solution can be implemented to integrate virtualized voice, calendar, directory, video, messaging, chat and conferencing capabilities. This enables cloud access to communications tools for desk-based and remote workers and improves security, delivering TCO efficiencies and rapid payback.

•	Worker productivity: Our conferencing, messaging and other unified communications solutions are designed to help our customers integrate products that support desk-workers, teleworkers and frequent business travelers, thereby increasing the mobility and productivity of their workforce. Our customers are increasingly demanding that individual workers be able to communicate across device types, channels and geographic locations, knowing that their devices, data and connections are reliable and secure. For example, our customers using the Avaya Session Border Controller can securely extend the corporate unified communications capabilities to a remote user on a mobile device and to desk phones in their remote and home offices.

•	Team productivity: We help our customers improve team productivity by reducing the complexity of team collaboration channels, enabling off-the-shelf and customizable application integration, and providing omnichannel conferencing across audio, web and video for room, desktop and mobile platforms. Our solutions also provide the opportunity to simplify and expand by moving conferencing services into the cloud. For example, Avaya Equinox can enable employees or remote workers to collaborate using high-definition, secure video conferencing accessed through on-premises conference rooms, desktop systems and mobile devices.

•	Devices: We offer a range of hard-phones with models supporting wideband audio and touchscreens, and video conferencing room systems, making it convenient to collaborate “face-to-face” with colleagues, partners and customers. Our most recent device, Avaya Vantage, is an innovative, all-glass, dedicated desktop device that comes with the superior telephony capabilities such as security, ease of administration, excellent acoustics, and is fully customizable and designed for mobility.

•	Communications Enabled Business Processes: Embedding communications into the business applications customers use every day makes it easier for employees to find and distribute information, prioritize work and communicate both needs and decisions. With the Avaya Breeze Application Development Platform, customers can integrate unified communications technology and contact center capabilities, including voice, video, text and email into social, mobile and cloud applications, automated workflows for their unique needs, and Avaya’s capabilities into their existing infrastructure and business applications. This application development platform is user-friendly, with no detailed or specialized knowledge of communications protocols required.

Avaya Developer Engagement Solutions

Avaya Developer Engagement Solutions, grounded in Avaya Breeze, enable users to take control of their customer experience, driving more automated and informed workflows that meet the specific needs of the customer interaction, including when and how they want it. Developers can bring disparate systems together seamlessly, as well as embed voice, short message service, or SMS, multimedia messaging service, or MMS, and video collaboration in their existing applications rather than having to develop these capabilities natively.

The Avaya Breeze platform includes a software developer kit (“SDK”); an application store (i.e., Avaya Snapp Store); commercially available Snap-ins that run on Avaya Breeze developed by Avaya, our customers

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and our partner network; a cloud-based developer sandbox environment (i.e., Avaya Collaboratory) for building and testing apps; a partner developer community; and a client SDK (i.e., Avaya Breeze Client SDK) that developers can use to develop clients on any device—MacOS, Android, iOS, etc.—as well as for operation on the new Avaya Vantage device.

Another key part of our Developer Engagement Solutions is Zang Cloud, a fully formed communications platform-as-a-service, or CPaaS, offering voice, text message and call recording services (on-demand in 50 countries) as communications-enabling apps and workflows across the enterprise. Zang Cloud makes it easy to integrate “click-to-connect” communication such as chat, voice and SMS into mobile, web or desktop environments. Integrated with Avaya Breeze, Zang Cloud provides a cloud-based or hybrid complement to on-premises UC platforms.

This family of products and solutions, driven by Avaya Breeze, provides the following benefits:

•	Reduce IT overhead and drive a consistent user experience: Avaya Breeze orchestrates across disparate enterprise applications via open interfaces into one cohesive enterprise workflow.

•	Reduce the burden on developers: Avaya Breeze leverages predefined tasks via Engagement Designer’s visual-based drag-and-drop tool, re-using the piece parts across multiple applications and workflows. This enables other technology individuals who may lack Java skills to build applications and workflows via this powerful visual design tool.

•	Enable more cost-effective customer interactions: Reduce costly phone-based interactions by seamlessly inserting multi-channel communications based on preference and context.

•	Reduce error-prone processes: Avaya Breeze enables developers to intercept inbound and outbound calls and insert intelligence or automate steps based on the context of the interaction. Customers simply set triggers in the platform, which are then activated as part of the workflow in real time.

•	Drive out the use of costly or risky legacy applications: Customers can replace one-off tools or services by automating and communication-enabling mundane and expensive tasks. This enables them to remove potentially error-prone manual processes across systems.

•	Enable more expedient use of multi-channel communications: Businesses can leverage web service and publicly available APIs, bringing telephone, web SMS, MMS or video interactions into the customer workflow, just as they would another application or computing device. While they can develop applications from scratch to embed communications with Avaya Breeze, they can also communications-enable existing applications, saving time and money.

Avaya Analytics Engagement Solutions

Avaya Analytics Engagement Solutions provide the information that companies need to optimize their team and customer engagement ecosystems. With this information, businesses can better understand customer preferences, agent performance and system effectiveness as their business grows and evolves. Some of the benefits include:

•	Omnichannel data silos are integrated: Rigid data models and report writers are made open and customizable.

•	Publish/Subscribe analytics platform supports a variety of analysis methodologies: The data model is extensible, allowing for enterprise customer and application data to be easily correlated together.

•	Open, modular analytics platform with data collectors, event processor and rich presentation interface: Ad hoc reports and custom dashboards are available for preferred analysis at any stage of the journey.

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Trends Shaping Our Industry

We believe there are a number of key trends shaping our industry and that there is a substantial market opportunity for market participants to capitalize on these trends.

A New Mobile Workforce

The increase in mobile technology has created a world more focused on real-time, flexible and always-on communication. We see companies increasingly looking for ways to make corporate applications and customer information and interaction more accessible via mobile devices as the usage of those devices by workers continues to rise worldwide.

Investment in Digital Transformation

Although we have traditionally sold our products, services and solutions to Chief Information Officers (“CIOs”), our research finds that more and more of the buying decisions are being influenced by Chief Executive Officers (“CEOs”), Chief Marketing Officers (“CMOs”) and Chief Digital Officers (“CDOs”). They are becoming more involved because digital transformation has expanded beyond the data center and IT infrastructure to encompass business operations and customer experiences. CEOs, CMOs and CDOs are recognizing growing customer and employee demand for better interactions across multiple channels, and they see an opportunity to differentiate their companies and lines of business through superior customer experience. We believe the increasing importance of technology as both an internal and external facing presence of the enterprise, as well as the high stakes of data breaches, are reasons CEOs are increasingly engaged in the decision-making process. CMOs and CDOs are gaining additional budget authority as they are tasked with managing customer experience and marketing activities using modern communications technology and rich data. We believe that as a result of this shift in decision-making roles, customer engagement solutions need to provide businesses with better ways to engage with end users securely across multiple platforms and channels, creating better customer experiences and thus higher revenues for the business.

Chief Technology Officers (“CTOs”) and CIOs, we believe, have three critical priorities:

1)	Manage the reliable and secure integration of an increasing number and variety of devices and endpoints: Today, business users not only use desk-based devices, but also laptops, smartphones and tablets. Gartner reports from a June 2017 forecast that these devices are growing at a compound annual growth rate of 2.8% for smartphones, and 3.1% for tablets through 2021. To communicate seamlessly and securely across devices, applications and endpoints must be managed as part of an integrated communications infrastructure.

2)	Leverage existing technology infrastructure while positioning for the future: The speed at which new enterprise technology enters the market is challenging companies to rapidly adopt and install new technology. We believe this pressure creates strong demand for systems that do not require enterprise-wide overhauls of existing technology. Instead, it favors incremental, flexible, extensible technologies that are easy to adopt and compatible with existing infrastructures. As a result, many customers are in the midst of transitioning from on-premises to cloud-based delivery models.

3)	Shift to cloud-based applications: Companies today seek technology that helps them lower TCO and increase deployment speed and application agility, including a variety of public, private and hybrid cloud solutions. They also seek to shift away from a complex, proprietary capital-intensive model to one that is more open and efficient.

Communications Enabled Business Applications

Teams need to work together from any location, using their favorite business applications, and are increasingly accessing these applications via the cloud. Moving in and out of applications to perform communications functions reduces worker productivity. Avaya helps employees get access to real-time information quickly and easily by integrating communications functionality directly into business applications.

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Omnichannel Engagement Hubs Replacing Call Centers

Like workforces, the customers of our customers are also increasingly using mobile devices and expecting service interactions with companies across multiple communications channels and devices. Customer interactions are evolving from voice-centric, point-in-time, contact center transactions to ongoing customer conversations over multiple interactions and across multiple media and modes of communication. Customers expect businesses to know about the history of their interactions, even when they occur across a mix of self-service and agent assisted communications methods, including voice, video, email, chat, mobile, web and social media.

Our Large and Growing Addressable Market Opportunity

We believe that the above trends create significant market opportunity for Team, Customer, Developer and Analytics engagement solutions. In addition, we believe the limitations of traditional collaboration products and services and capital-intensive buying models present an opportunity for differentiated vendors to gain market share. We believe that the total available market for these solutions includes spending on unified communications and contact center applications, as well as spending on one-time and recurring professional, managed/cloud and support services to implement, maintain and manage these tools. We believe Avaya can expand its business in some segments such as private cloud and managed services, and other markets that Avaya serves will grow and continue to represent a large opportunity for Avaya. The markets Avaya serves includes large enterprises having 2,000 or more employees, as well as midmarket enterprises having between 100 and 2,000 employees.

These markets are impacted positively by the need for enterprises to increase productivity and upgrade their unified communications strategy to a more integrated approach, accounting for mobility, varied devices and multiple communications channels. In response to this need, we expect that aggregate total spending on unified communications, contact center, developer engagement, analytics, support services, and managed/cloud and professional services will grow.

Furthermore, the midmarket is a growing opportunity for Avaya’s products and services. We believe the market opportunity for the portion of the midmarket segment which Avaya serves is growing, but we also believe it is underserved and willing to invest in IT enhancements. Avaya has a set of offerings that are specifically designed to address the needs of midmarket businesses and to simplify processes and streamline information exchange within companies. Our set of offerings lets midmarket companies deliver a collaboration experience that integrates voice, video and mobile device communications at price points affordable to them.

Our Competitive Strengths

We believe the following competitive strengths position us well to capitalize on the opportunities created by the market trends affecting our industry.

A Leading Position across our Primary Markets

We are a leader in business communications, with leading market share in worldwide contact center and unified messaging and among the leaders in unified communications and enterprise telephony. Recently, we were named as a Leader in the IDC MarketScape: Worldwide Unified Communications and Collaborations 2017 Vendor Assessment. We are also positioned in the visionary’s quadrant in each of Gartner’s Magic Quadrants for Unified Communications and Contact Center Infrastructure as of July and May 2017, respectively. Additionally, we believe we are a leading provider of private cloud and managed services, which in fiscal 2016 grew 2% over fiscal 2015 by revenue. We also believe that our market leadership and our incumbent position within our customer base provides us with a better opportunity to cross-sell to existing customers and win new customers.

Open Standards Technology that Supports Multi-vendor, Multi-platform Environments

Our open standards-based technology is designed to accommodate customers with multi-vendor environments seeking to leverage existing investments. Providing enterprises with strong integration capabilities

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allows them to take advantage of new collaboration and contact center technology as it is introduced. It does not limit customers to a single vendor or add to the backlog of integration work. We also continue to invest in our developer ecosystem, Avaya DevConnect, which has grown to include over 29,000 members as of June 30, 2017. We believe Avaya DevConnect, together with our APIs and applications development environments allow businesses to derive unique value from our architecture.

Leading Service Capabilities Tied to a Large Recurring Revenue Stream

AGS is a leading provider of recurring support services relating to business communications products. Our worldwide services-delivery infrastructure and capabilities help customers address critical business communications needs from initial planning and design through implementation, maintenance and day-to-day operation, monitoring and troubleshooting. We believe AGS is uniquely positioned as a result of close collaboration between our R&D and service planning teams in advance of new products being released. AGS was a pioneer of the omnichannel support experience in enterprise support: customers can use “Ava,” our virtual agent, to get immediate answers online. They can also connect with one of our experts via web chat, web talk or web video. AGS can also directly access our R&D teams when necessary to quickly resolve customer issues. Avaya service includes proactive and preventive measuring including automated system monitoring and EXPERTS™ automated resolution linked to human expertise when appropriate and included are a wide variety of diagnostics and tools which help optimize performance and uptime for customer systems. These capabilities allow Avaya to provide quality service for Avaya products.

AGS offers a broad portfolio of capabilities through our Professional Services organization, including implementation/enablement services, system optimization, innovation services, management partnership and custom applications development.

In addition, AGS delivers private cloud and managed services with a focus on customer performance and growth. These services can range from managing software releases to operating customer communication systems to helping customers migrate to next-generation business communications environments. We believe that our deep understanding of application management supporting unified communications, contact center and video uniquely position us to best manage and operate cloud-based communications systems for our customers.

We believe our personnel are the best in the industry, trained by the best in the industry and supported by the best in the industry. Award winning levels of customer satisfaction for support transactions are a testament to the asset which is our people. These dedicated professionals have shown, time and again, their passion for satisfying customer needs, driving proactive and preventive agenda to help customers maintain optimum levels of service.

Our service delivery is most often provided to customers through recurring contracts. In fiscal 2016, we generated 53% of our revenues from services with 83% of service revenues from recurring contracts. Recurring contracts for support services typically have terms that range from one to five years, and contracts for private cloud and managed services typically have terms that range from one to seven years. In fiscal 2016, the U.S. accounted for approximately 62% of our revenue for support service. We believe our services relationships have provided us with a large recurring revenue base and significant visibility into our customers’ future collaboration needs.

Lower Total Cost of Ownership

Many vendors try to address customer demands by layering on more architectures and protocols. In the process, they frequently sacrifice simplicity, flexibility and TCO. In contrast, our products and services are able to address these needs with less hardware and without sacrificing performance, which when combined with our deployment methods, we believe help contribute to a lower TCO for Team and Customer Engagement solutions.

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Large, Diverse and Global Customer Installed Base

Our products and services address the needs of a diverse range of customers from large multinational enterprises to small and medium-sized businesses in various industries, including financial services, manufacturing, retail, transportation, energy, media and communications, health care, education and government. As of June 30, 2017, we had a presence in approximately 180 countries worldwide and serviced more than 90% of the Fortune 100. We believe our large and diverse customer base provides us with recurring revenue and the opportunity to further expand within our customer base.

Our Growth Strategy

We believe we are well-positioned worldwide and have a multi-faceted strategy to capture a significant share of the technology refresh cycle being driven by digital transformation and the industry’s focus on omnichannel, workflow automation and cloud-based solutions.

Expand our Cloud Offerings and Capabilities

In our experience, technology and business leaders are increasingly turning to cloud-based technologies and business models that allow enterprises to cut costs, increase productivity, simplify IT environments and shift when possible to subscription-based models.

We are investing in a strategy to expand our hybrid cloud solutions and to deliver a complete portfolio of technologies that consist of Customer Engagement, Team Engagement, Developer Engagement and Analytics Engagement solutions across on-premises, private, public and hybrid cloud development models.

Increase Mobility Offerings to Customers

As global workforces change and demand mobile engagement solutions, we intend to meet these demands. For example, the Avaya Aura Platform and Avaya IP Office Platform are designed to support mobility, providing dynamic access to applications and services based on need, not location.

Invest in Open Standards, Product Differentiation and Innovation

As potential customers look to migrate to our products and services, our open architecture can integrate with incumbent competitor systems and provide a path for gradual transition while still achieving cost savings and improved functionality.

During fiscal 2017, we enhanced our product line with more than 64 new product releases. We also expect to continue to make investments in product innovation and R&D across the portfolio to create enhancements and breakthroughs. We believe this will encourage customers to upgrade their products more frequently. We also plan to continue embracing cloud computing and mobility opportunities, and to seek new ways to leverage the virtual desktop infrastructure trend to securely deliver business communications to users.

Expand our Services Business

We are working to broaden the options for cloud-based service offerings, expand our consulting services capabilities and to upsell the installed base to our private cloud and managed services offerings. We also strive to provide more options along the spectrum of our existing service offerings for customers who want such services. We are constantly improving our tools and infrastructure to improve the service levels we provide. Our custom applications development team also currently has a backlog of customer-funded applications development opportunities that we are working to monetize.

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Increase our Midmarket Offerings, Capabilities and Market Share

We believe our communications market opportunity for the portion of the midmarket segment which Avaya serves is growing. We define the midmarket as firms with between 100 and 2,000 employees. Not only do we believe this segment is growing, but we believe midmarket businesses are underserved and willing to invest in IT enhancements. We intend to continue to invest in our midmarket offerings and go-to-market resources to increase market share and meet the growing demands of this segment.

Increase Sales to Existing Customers and Pursue New Customers

We believe that we have a significant opportunity to increase our sales to our existing customers by offering new solutions from our diverse product portfolio, including cloud and mobility solutions. This ability is supported by our market leadership, global scale and extensive customer interaction, including at the C-suite, and creates a strong platform from which to drive and shape the evolution of enterprise communications. Our track record with our customers gives us credibility that we believe provides us with a competitive advantage in helping them cope with this evolution. In addition, we believe our refreshed product and services portfolio provides increased potential for acquiring new customers.

Invest in Sales and Distribution Capabilities

Our flexible go-to-market strategy, which consists of both a direct sales force and approximately 4,500 channel partners as of June 30, 2017, allows us to reach customers across industries and around the globe while allowing them to interact with Avaya in a way that fits their organization. We intend to continue investing in our channel partners and sales force to optimize their market focus, enter new vertical segments and provide our channel partners with training, marketing programs and technical support through our Avaya Edge program. We also leverage our sales and distribution channels to accelerate customer adoption and generate an increasing percentage of our revenue from our new high-value software products, video collaboration, midmarket offerings and user experience-centric applications.

Expand Margins and Profitability

We have maintained our focus on profitability levels and implemented a number of cost savings initiatives. These initiatives, along with decreases in the amortization of acquired technology intangible assets, have contributed to improvements in our gross margin. Our gross margin has improved from 57.2% in fiscal 2014 to 60.6% in fiscal 2016. This improvement in gross margin along with other cost savings is also reflected in Adjusted EBITDA, a key metric management uses to evaluate our performance. Adjusted EBITDA as a percentage of revenues improved from 20.5% in fiscal 2014 to 25.4% in fiscal 2016. See “Item 2. Financial Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations—EBITDA and Adjusted EBITDA” for a definition and explanation of Adjusted EBITDA and a reconciliation of loss from continuing operations to Adjusted EBITDA.

We expect to pursue additional cost reduction opportunities which are likely to be more targeted and may include increased automation of our processes, headcount attrition, actions to address unproductive assets, real estate consolidation, sales back office and front line skill transformations and balancing our professional services structure. For example, in July 2017, we sold our Networking business, which had underperformed our other two segments in EBITDA and Adjusted EBITDA. Having delivered substantial cost structure reductions over the past several years, we believe the opportunities for additional savings and execution of our growth strategy can result in further margin and profitability expansion.

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Our Products and Services

Overview

Avaya possesses diverse product and services portfolios and combines individual products and services to solve customer challenges. The products and services that make up these solutions are organized in two reporting segments: GCS and AGS, as described above.

The majority of our product portfolio is made up of software products that reside with either a client or server. Our client software resides on both our own and third-party devices, including desk phones, tablets, laptops and smartphones. It provides users with access to unified communications capabilities such as voice and video calling, audio conferencing, instant messaging and contact directories. Our server-side software controls communication and collaboration for the enterprise. It delivers rich value-added applications such as messaging, telephony, voice, video and web conferencing, mobility and customer service. Our hardware includes a broad range of desk phones, servers and gateways. A portion of our portfolio has been subjected to rigorous interoperability and security testing and is approved for acquisition by the U.S. Government. Avaya’s portfolio of services includes product support, integration, private cloud and managed services as well as professional services that enable customers to optimize and manage their communications networks worldwide and achieve enhanced business results.

Global Communications Solutions

Enterprises of all sizes depend on Avaya for unified communications, collaboration, and contact center applications and technology that helps improve efficiency, engagement and competitiveness. Our people-centric products integrate voice, video and data, enabling users to communicate and collaborate in real-time, in the mode best suited to each interaction. This eliminates inefficiencies in communications to help make organizations more productive and responsive.

The following is a representative list of products included in the GCS reporting segment:

Conferencing and Video

•	Avaya Equinox Conferencing: Avaya Equinox provides a single platform supporting all the different modes of conferencing. High-scale audio conferencing, extensive web collaboration, rich multi-vendor HD video, along with event streaming to 100,000 users in an all-in-one solution. Users have one login and one easy solution to learn for all conferencing requirements.

•	Avaya Scopia XT Video Conferencing Endpoints: Dedicated hardware video conferencing endpoints ranging from immersive multi-stream telepresence and conference room systems to dedicated desktop systems.

•	Avaya Equinox Client: The Avaya Equinox client is a soft phone application that provides access to UC and conferencing on Windows, MacOS, iOS, Android and Avaya Vantage devices.

The Equinox “mobile-first” user experience with the unique “Top of Mind” screen aggregates all communications activity—meeting calendar, instant messaging, send and access messages for text, audio, video, images and files, call history—for single touch, rapid response. Important activities are displayed in the Top of Mind screen where one can see at a glance when their next meeting is, who called or instant messaged. Single touch response enables rapid return calls, instant messages, or IMs, and video sessions, along with the ability to easily join and invite colleagues to secure online meetings with rich collaboration tools. Equinox also supports easy escalation. For example, an instant message can migrate to a full multiparty collaboration session. The Favorites and Contacts lists, combined with real-time presence, makes tracking down and engaging colleagues fast and effective.

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Communications and Messaging

•	Avaya one-X Communicator and one-X Mobile: Ideal for users who communicate frequently, manage multiple calls, set up ad-hoc conferencing and need to be highly reachable, Avaya one-X Communicator software provides users with access to unified communications capabilities including voice and video calling, audio conferencing, instant messaging and presence, corporate directories and communication logs. Avaya one-X Mobile software enables users to access enterprise communications from a wide selection of mobile devices, including high-end smart phones and tablets. A choice of one-X Mobile clients is available for popular platforms including iOS and Android.

•	Avaya Client Applications: Software that provides access to Avaya voice and video services from business applications such as Microsoft Skype for Business/Microsoft Lync, Microsoft Office Communications Server, Microsoft Outlook, Microsoft Office, IBM Sametime and customer relationship management applications such as Salesforce.com and Microsoft Dynamics.

•	Avaya Aura Messaging: Unified messaging software that gives users access to email, voicemail and fax from a single interface. It uses an all-Linux platform with local survivability and geo-redundant capabilities to serve large distributed or centralized configurations, with the option to store messages in an Avaya and/or Microsoft Exchange message store.

•	Avaya Equinox for Web: Avaya Equinox for Web is a browser extension that embeds access to Avaya communications and collaboration tools, including voice and video calling, phone control, IM and presence, into web environments, including standard browsers like Microsoft Internet Explorer or Google Chrome and web applications like Salesforce.com, Google Apps or Microsoft Office 365.

Platforms, Infrastructure and Phones

•	Avaya Equinox: Avaya Equinox enables a single, unified, device agnostic experience that lets employees communicate and collaborate on any device from any location at any time.

Equinox delivers next generation unified communications between employees, customers, partners and colleagues through voice and video calling, presence, IM and meetings. Equinox includes collaboration tools such as screen and application sharing, a virtual whiteboard and online meeting spaces including streaming and can be accessed from virtually any location or device—everything to keep active employees connected, engaged and productive.

•	Avaya Aura Core: Avaya Aura Core is a next-generation architecture powering our customers’ communications and collaboration services. Based on Internet-Protocol Multimedia System, or IMS, an industry standard defined by the 3rd Generation Partnership Project, this core provides a flat communications control and management function using Session Initiation Protocol, or SIP, methods. Unlike point-to-point SIP, or even standard client server SIP approaches used by most of our competitors, the Avaya Aura Core uses the Session Initiation Protocol IMS Service Control signaling standard to allow multiple independent applications to serve communication sessions. Avaya Aura Core can scale to hundreds of thousands of users, serving the small enterprise all the way through the largest enterprise customers in the world.

The Avaya Aura Core virtualized approach allows it to be very flexible in deployment models, from operating on-site at the customer location, to running in public clouds like Amazon Web Services. It supports multiple hypervisors and provides the customer with a variety of choices, including perpetual and subscription licensing models. It can also be delivered as a service from Avaya.

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Avaya IP Office: Avaya IP Office is a unified communications software solution designed specifically for midmarket customers. Avaya IP Office offers significant deployment and licensing flexibility. It can be deployed on-premises or in the cloud with licensing models ranging from perpetual to subscription models. It was designed to simplify processes and streamline information exchange within companies. Communications capabilities can be added as needed. The latest version of Avaya IP Office (10.1) gives

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midmarket customers features and functions that large enterprises use, but at a scale that is efficient and affordable for them. Avaya IP Office delivers a seamless collaboration experience across voice, video and mobility for up to 3,000 users.

•	Avaya Session Border Controller, or SBC, for Enterprise: SBC provides enhanced security for collaboration within and outside of the enterprise, helping to protect SIP trunks from multiple threats and allowing SIP remote users to simply and securely connect communication and collaboration applications to the enterprise without the need of VPN connection. This is made up of hardware, software or both.

•	Avaya Vantage: Avaya Vantage is a new dedicated desktop communications device that integrates voice, video, chat and collaboration apps. The all glass device has no mechanical buttons, offers signature unmatched audio quality and an optional corded or cordless handset. Avaya Vantage is a convenient and cost-effective platform to provide vertical and use-case specific client interfaces developed with the Avaya Breeze Client SDK.

•	Avaya Phones: Avaya’s range of phones and portable technologies include internet protocol (“IP”) and digital desk phones, digital enhanced cordless telecommunications, or DECT, handsets, wireless phones and conference room phones. Avaya phones offer capabilities such as touch screen and applications such as integration to corporate calendar, directory and presence, enhanced audio quality for a “you-are-there” experience, customization and soft keys, and multiple lines appearances.

Assisted Customer Experience Management

•	Avaya Oceana: This is our newest family of customer engagement software solutions built on the Avaya Breeze platform. It delivers omnichannel engagement across voice, chat, email, mobile, co-browsing and social media channels. Customers can be matched to agents based on key attributes and agents are provided with full visibility of the context of previous customer interactions. Avaya Oceana also provides visual workflow automation for customer journey-driven experiences that generate customer loyalty, retention, share of wallet and repeat business. It extends channels, workspaces, analytics and workflows to provide unprecedented flexibility, and enables organizations to customize the solution for their exact use cases.

•	Avaya Aura Call Center Elite: With intelligent routing and resource selection features, Avaya Aura Call Center Elite allows a business to determine if its customers should be served by the least busy agent, the first available agent or the agent with skills that best match the customer’s needs. Calls can be routed across a pool of agents regardless of physical location. Avaya Oceana is complementary to this offer, providing a complete voice and omnichannel solution.

•	Avaya Aura Contact Center: Avaya Aura Contact Center lets customers connect with a company in ways beyond phone calls, including via text, IM, email and chat. The omnichannel call center solution gives agents the context (real-time and historical) to deliver a differentiated customer experience. It is designed to provide a unified, efficient and highly personalized experience that builds brand and customer loyalty.

•	Avaya IP Office Contact Center: A contact center software solution designed specifically for midmarket business needs. It enables seamless conversations for hundreds of agents across multiple modes of communication, including voice, email, chat, text and fax.

•	Avaya Contact Center Select: This advanced software provides enterprise-level contact center capabilities to midmarket clients on the Avaya IP Office platform. It provides, among other things, omnichannel support (voice, email, chat, SMS and fax) scalability for 30-250 agents and skills-based routing.

Automated Experience Management

•	Avaya Aura Experience Portal: The Avaya Aura Experience Portal enables organizations to connect with customers in new ways and take advantage of all the popular mobile channels, including SMS text and mobile phones. The product enables customers to connect with agents using their favorite channels and devices and gives them powerful, unique service experiences with multi-party conferencing, intelligent routing and pre-identified customer preferences.

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•	Avaya Proactive Contact: This enables firms to optimize outbound customer care, like payment reminders, announce product enhancements, explain service changes and deliver surveys, with best-in-class predictive dialing.

•	Avaya Proactive Outreach Manager: Avaya Proactive Outreach Manager lets customers of a business choose when and where they want to connect and whether it is via mobile, online, in store or over the phone.

Analytics

•	Avaya Oceanalytics: Avaya Oceanalytics is a modular, flexible and extensible analytics and reporting platform which provides a single, comprehensive view of customer interactions across all sources, including Avaya and non-Avaya systems. It enables additions of other data sources as needed to allow processing and analysis of data across real-time and historical systems for visualization of data and support for feeding data into many existing, modern visualization tools.

Performance Management

•	Avaya Aura Workforce Optimization: Avaya Aura Workforce Optimization is designed to give firms a deeper, more meaningful look at customer interactions by uniting all workforce optimization requirements under one, integrated platform. Firms can use this to capture, share and act on information from across the enterprise—especially contact centers and back-office systems—and use the data to make informed decisions faster.

•	Avaya Workforce Optimization Select: Avaya Aura Workforce Optimization Select, or AWFOS, delivers flexible, scalable, midmarket and enterprise workforce optimization capabilities that enable contact centers to improve agent performance at every interaction, improving the overall customer experience contact centers deliver at one of the industry’s lowest TCO profiles. AWFOS includes Voice and Non-Voice Recording, Quality Management, Performance Management, Live Call Monitoring, Screen Capture, Coach and Learn, Reporting and Workforce Management (third-party integration with Teleopti).

AWFOS seamlessly connects to Avaya Oceana, Avaya Aura Call Center Elite, Avaya Aura Contact Center, Avaya Contact Center Select, Avaya IP Office Contact Center, Avaya Proactive Outreach Manager and Avaya Proactive Contact.

•	Avaya Call Management System: Avaya Call Management System is designed for businesses with complex contact-center operations and high call volume. Call Management System is a database, administration and reporting application to help businesses identify operational issues and take immediate action to solve them.

•	KnoahSoft Harmony: KnoahSoft Harmony gives contact centers enterprise-level interaction recording, quality, performance and workforce management, and analytics functionality with the lowest TCO. Harmony is a secure web-based platform that is seamlessly integrated with Avaya Aura Call Center and Avaya Contact Center Select from end-to-end to provide the ultimate in flexibility, scalability and ease of use.

Cloud Enablement Products

•	Unified Communications as a Service (“UCaaS”), Contact Center as a Service (“CCaaS”), Video as a Service (“VaaS”) and PodFX: The CCaaS, UCaaS and VaaS products are software reference architectures that use multi-tenant control technology and virtualized communications platforms to extend Avaya’s industry leading contact center, unified communications and video products to the cloud, allowing third parties to make them available as a service. PodFx is a hardware delivery mechanism for the solutions, available for partners who want a fully-installed solution.

•	Avaya Aura Control Manager: Aura Control Manager is a cloud-based product for centralizing administration and management for Avaya contact centers. This product is designed to allow a customer to

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easily update call center functions and business processes across the entire organization. Administrators can apply rules and definitions using as little as a single keystroke, allowing quick and error-free changes to agents, skills, call flows, interactive voice response prompts and more.

•	Powered By: Partner hosted Avaya IP Office, Avaya IP Office Contact Center and Avaya Contact Center Select software are comprised of Avaya’s proprietary software hosted by a Partner in its datacenter and resold as the Partner’s service offering to end customers. It leverages Avaya’s unique hybrid cloud solutions for seamless integration and migration between a customer’s premises-based solution and cloud-delivered services.

•	Avaya Equinox Meetings Online: Avaya Equinox Meetings Online is a cloud service hosted by Avaya where customers can purchase virtual HD video meeting rooms in the cloud for a monthly fee or through an annual contract. Users can connect with Windows, MacOS, iOS and Android devices along with video conferencing rooms systems.

•	Avaya Collaboratory: Avaya Collaboratory is an Avaya cloud-based execution and test environment intended for development of non-production, proof-of-concept Collaboration Environment services.

Developer Engagement Products

•	Avaya Breeze: Avaya Breeze is a software platform that simplifies embedding robust communications and collaboration capabilities into business applications, such as customer relationship management or enterprise resources planning. This platform allows customers, third parties and Avaya to create customized engagement applications and environments to meet unique needs. Customers and third parties can integrate business applications with unified communications technology and contact center capabilities including voice, SMS and email.

•	Avaya Breeze Client SDK: Avaya Breeze Client SDK provides a common, developer-friendly set of tools that allows customers and developers to build innovative user experiences. Any and all functionality Avaya uses in its own clients and applications is available to developers through the SDK. Developers can now mix and match functionality that has previously been siloed.

•	Zang Cloud: Zang Cloud is a fully formed CPaaS platform offering voice, text message and call recording services (on-demand in over 50 countries) as communications-enabling applications and workflows across the enterprise.

•	Avaya Snapp Store: Avaya Snapp Store is a focused online e-commerce-enabled marketplace for Avaya Breeze Snap-in applications and services from Avaya and our growing developer ecosystem. The Avaya Snapp Store is an online store where enterprise line of business and IT professionals can browse, register and purchase Snap-ins for Avaya Breeze from Avaya and third-party application developers.

The store makes it easier for customers to find, design, try and rollout relevant solutions in months, not years. Developers can innovate business applications with Avaya’s full stack of communication capabilities. The store is a direct channel for developers to monetize the value they create.

Avaya Global Services

The Company’s AGS portfolio consults, enables, supports, manages, optimizes and even outsources enterprise communications products (applications and networks) to help customers achieve better business outcomes both directly and through partners. Avaya’s portfolio of services is designed to enable customers to mitigate risk, reduce TCO and optimize communication products. AGS is supported by patented design and management tools, and by network operations and technical support centers around the world.

The Company’s AGS portfolio is divided into Avaya Professional Services (“APS”), and Avaya Client Services (“ACS”).

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Avaya Professional Services

APS helps organizations leverage technologies effectively to meet their business objectives. Our strategic and technical consulting, as well as deployment and customization services, help customers accelerate business performance and deliver an improved customer experience. Whether deploying new products or optimizing existing capabilities, APS leverages its specialists globally across three core areas:

1)	Enablement Services: Provide access to expertise and resources for planning, defining and deploying Avaya products to maximize technology potential, simplify business processes, improve security and minimize risk. Avaya integrates and tests equipment, trains employees and deploys a plan to help ensure success.

2)	Optimization Services: Help drive increased value and improved business results by leveraging customers’ existing technology. Avaya advanced solution architects analyze a communications environment in the context of customer business priorities, recommend enhancements and implement proven best practices.

3)	Innovation Services: Help identify improved methods for using communications and collaboration to increase business productivity, employee efficiency and customer service levels. Our consultative approach, deep industry experience and custom application services, from business planning through to execution and product integration, are designed to create alignment with customer’s specific business objectives.

Avaya Client Services

ACS is a market-leading organization offering support, management and optimization of enterprise communications networks to help customers mitigate risk, reduce TCO and optimize product performance. ACS is supported by patented design and management tools, and by network operations and technical support centers around the world. The contracts for these services range from one to multiple years, with three-year terms being the most common. Custom or complex services contracts are typically five years in length. The portfolio of ACS services includes:

•	Global Support Services: Provides a comprehensive suite of support options both directly and through partners to proactively resolve issues and improve uptime. Global Support Services offers and capabilities include 24x7 remote support, proactive remote monitoring, sophisticated diagnostic tools, parts replacement and on-site response.

Recent innovations include our Avaya Support Web site that quickly connects customers to advanced Avaya technicians via live chat, voice or video. The web site also provides access to “Ava,” an interactive virtual chat agent based on Avaya Automated Chat that quickly searches our knowledge base and a wide range of “how-to” videos to answer customer support questions. Ava learns with each customer interaction and can make the decision to transition the chat to an Avaya technician—often without the customer realizing the change is taking place.

All new support solutions are published to the web by our engineers, generally within 30 minutes of finding a resolution, adding value for customers by providing known solutions for potential issues rapidly. Most of our customers also benefit from Avaya EXPERT Systems, which provides real-time monitoring of diagnostic and system status. This solution proactively identifies potential issues to improve reliability, uptime and faster issue resolution.

•	Avaya Private Cloud Services and Avaya Enterprise Cloud and Managed Services: Private cloud and managed services can be procured in standard packages or in fully custom arrangements that include on-premises or private cloud options, Service Level Agreements, billing and reporting.

Avaya can also manage existing infrastructure from nearly any communications vendor. Many customers leverage this model as a way to manage existing complex environments. Customers are also provided with the

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option of upgrading to the latest technology through a recurring operational expense, rather than a one-time capital expenditure.

Our Technology

Avaya technology enhances the way people communicate and collaborate, enabling Team, Customer, Developer and Analytics Engagement solutions. Instead of having to coordinate multiple, independent media and communications systems, customers can use Avaya technology and open standards to create an environment where multiple media and resources can be brought into a seamless and flexible user experience. This supports more fluid, effective and persistent collaboration across media such as voice, video and text and modes of communications such as calls or conferences, and fixed and mobile infrastructures and devices.

While our products have traditionally been deployed on a customer’s premises, many can now also be deployed in public, private and hybrid cloud models. Further, through comprehensive monitoring technologies, these products and services can also be consumed by our customers as managed services.

Multimedia Session Management

At the core of our architecture, SIP-based Avaya Aura Session Manager centralizes communications control and application integration. Applications are decoupled from the network and can be deployed to individual users based on their need, rather than by where they work or the capabilities of the system to which they are connected. This allows for extreme scalability, with the Avaya Aura Session Manager currently capable of handling up to 350,000 devices per system and over 2,000,000 busy hour call completions.

Unique End User Experiences

Avaya Equinox was awarded the Communications Solutions Product of the Year Award by Technology Marketing Corporation in July 2017. It is Avaya’s most advanced solution for employee communication and collaboration. Deployable either on-premises or from the cloud, the client integrates multimedia calling with voice/video/web conferencing or enterprise directories and messaging platforms. It can be deployed in Microsoft Windows, Apple MacOS and iOS, and Google Android environments.

The Avaya Breeze platform is software that abstracts the core Avaya Aura system and allows customers and developers with common web and JAVA programming skills to develop innovative applications that embed communications into their existing infrastructure and business applications. For example, a customer escalation registered in an insurance claims application could start an Avaya Engagement Development platform workflow that would automatically find and join the customer, claims adjuster and claims manager via email or SMS and bring them into a video conferencing session. This ability to invoke and combine communications functions allows our customers to generate more business value from their Avaya products as they continue to deploy more integrated workflow functions.

Management and Orchestration

Simple and consistent management and operations are essential to customers. We believe our management products facilitate efficient operations and better overall performance, covering a wide range of functions, from initial provisioning to monitoring and orchestration of components to enable networking of communications services.

Additional Technologies

We also use technologies including:

•	Assured Services SIP: Assured Services SIP allows for communications sessions to be prioritized by session urgency consistent with industry standards. This capability is often featured in military grade networks, or in secure communication networks often used by security sensitive government agencies.

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•	Messaging and Presence via SIP/SIMPLE and XMPP: The Avaya Aura Presence Services collects, aggregates and disseminates rich presence and enables instant messaging, including using SIP/SIMPLE and XMPP, which provide interoperability with systems from other vendors, such as Microsoft and IBM.

•	Cross Operating System Support: Our client software applications run on a broad range of operating systems including, but not limited to, Microsoft Windows, Apple MAC OS/iOS and Google Android. We also support virtualization to reduce the physical server footprint using hypervisor technology to run multiple applications concurrently on a single physical platform, as well as to facilitate certain tasks such as system expansion or recovery.

•	High Quality/Low Bandwidth Video: Avaya’s video products and services deliver high quality video while minimizing bandwidth consumption and responding to adverse network conditions such as congestion or packet loss.

•	WebRTC: This is a new and evolving technology that Avaya is leveraging to develop a new generation of unified communications. WebRTC allows for communication clients to be supported directly from HTML 5 browsers. Voice and video are embedded in web applications, allowing ubiquitous access to these media.

Alliances and Partnerships

Avaya has formed commercial and partnering arrangements through global alliances to expand the availability of our products and services and enhance the value derived by customers. Global alliances are strategically oriented commercial relationships with key partners. We have three primary types of Global alliances: Global Service Provider alliances, Global Systems Integrator alliances and Ecosystem alliances.

1)	Global Service Provider alliances are partnering arrangements with leading telecommunications service providers, such as AT&T, for enterprise communications and collaboration. We pursue sell-to and sell-through opportunities for Avaya products and services. These alliances are integral in selling and implementing our cloud-based services. We also see them as a principal route to market for our UCaaS and CCaaS solutions.

2)	Global Systems Integrator alliances are identical in nature to our Global Service Provider alliances, except that these are forged with systems integrator partners, such as IBM.

3)	Ecosystem alliances are partnering arrangements by Avaya with IT and telecommunications industry leaders, such as ConvergeOne, to bring to our joint customers solutions that leverage our combined range of products and services.

As of June 30, 2017, there were approximately 4,500 channel partners serving our customers worldwide through Avaya Edge, our business partner program. Through the use of certifications, the program positions partners to sell, implement and maintain our communications systems, applications and services. Avaya Edge offers clearly defined partner categories with financial, technical, sales and marketing benefits that grow with levels of certification. We support partners in the program by providing a portfolio of industry-leading products in addition to sales, marketing and technical support. Although the terms of individual channel partner agreements may deviate from our standard program terms, our standard program agreements for resellers generally provide for a term of one year with automatic renewal for successive one-year terms. They may generally be terminated by either party for convenience upon 30 days prior notice, and our standard program agreements for distributors may generally be terminated by either party for convenience upon 90 days prior notice. Certain of our contractual agreements with our largest distributors and resellers, however, permit termination of the relationship by either party for convenience upon prior notice of 180 days. Our partner agreements generally provide for responsibilities, conduct, order and delivery, pricing and payment, and include customary indemnification, warranty and other similar provisions. No single channel partner represented more than 10% of total Company revenue during each of the last three fiscal years.

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Development Partnerships

The Avaya DevConnect program is designed to promote the development, compliance-testing and co-marketing of innovative third-party products that are compatible with Avaya’s standards-based products. Member organizations have expertise in a broad range of technologies, including IP telephony, contact center and unified communications applications.

As of June 30, 2017, more than 29,000 companies have registered with the program, including more than 350 companies operating at higher program levels, eligible for technical support and to submit their products or services for compatibility testing by the Avaya Solution Interoperability and Test Lab, or Avaya Test Lab. Approximately 280 of these companies have been specifically designated as Technology Partners. Avaya Test Lab engineers work in concert with each submitting member company to develop comprehensive test plans for each application to validate the product integrations.

Customers, Sales, and Distribution

Customers

We have a diverse customer base, ranging in size from small businesses employing a few employees to large government agencies and multinational companies with over 100,000 employees. As of June 30, 2017, we had a presence in approximately 180 countries worldwide and serviced more than 90% of the Fortune 100. Our customers operate in a broad range of industries, including financial services, manufacturing, retail, transportation, energy, media and communications, hospitality, health care, education and government. They represent leading companies from the Forbes Global 2000 from industries such as airlines, auto & truck manufacturers, hotels & motels, major banks and investment services firms. We employ a flexible go-to-market strategy with direct or indirect presence in approximately 180 countries. As of June 30, 2017, we had approximately 4,500 channel partners and for the first nine months of fiscal 2017 our product revenue from indirect sales through our channel partners represented approximately 73% of our total product revenue.

Sales and Distribution

Our global go-to-market strategy is designed to focus and strengthen our reach and impact on large multinational enterprises, midmarket and regional enterprises and small businesses. Our go-to-market strategy is intended to serve our customers the way they prefer to work with us, either directly with Avaya or through our indirect sales channel, which includes our global network of alliance partners, distributors, dealers, value-added resellers, telecommunications service providers and system integrators. Our sales organizations are equipped with a broad product and software portfolio, complemented with services offerings including product support, integration and professional, private cloud and managed services.

We continue to focus on efficient deployment of Avaya sales resources, both directly and through our channel partners, for maximum market penetration and global growth. Our investment in our sales organization includes sales process, skills and solutions curricula for all roles within our sales organization.

Research and Development

We make substantial investments in R&D to develop new systems, services and software in support of business communications, including, but not limited to, converged communications systems, communications applications, multimedia contact center innovations, collaboration tools, messaging applications, video, speech enabled applications, business infrastructure and architectures, converged mobility systems, cloud offerings, web services, communications-enabled business processes and applications, and services for our customers. Since 2012 we have invested more than $2 billion in R&D, including over $275 million of technology acquisitions.

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We invested $275 million, $338 million and $379 million in fiscal 2016, 2015 and 2014, respectively, in R&D. Although investment in R&D has decreased over the past three years, investment in R&D as a percentage of product revenue has been consistent between 15.7% and 17.3%.

Manufacturing and Suppliers

We have outsourced substantially all of our manufacturing operations to several contract manufacturers. Our contract manufacturers produce the vast majority of our products in facilities located in southern China, with other products manufactured in facilities located in Israel, Mexico, Taiwan, Germany, Ireland and the U.S. All manufacturing of our products is performed in accordance with detailed specifications and product designs, furnished or approved by Avaya, and is subject to rigorous quality control standards. We periodically review our product manufacturing operations and consider changes we believe may be necessary or appropriate. We also purchase certain hardware components and license certain software components from third-party original equipment manufacturers, or OEMs, and resell them separately or as part of our products under the Avaya brand. The Bankruptcy Filing has not materially affected our outsourcing of manufacturing operations and purchasing, licensing and reselling of hardware and software components.

In some cases, certain components are available only from a single source or from a limited number of suppliers. Delays or shortages associated with these components could cause significant disruption to our operations. We have also outsourced substantially all of our warehousing and distribution logistics operations to several providers of such services on a global basis, and any delays or material changes in such services could cause significant disruption to our operations. For more information on risks related to products, components and logistics, see “Item 1.A. Risk Factors—Risks Related to Our Business—We rely on third-party contract manufacturers and component suppliers, some of which are sole source and limited source suppliers, as well as warehousing and distribution logistics providers.”

As our business and operations related relationships have expanded globally, certain operational and logistical challenges, changes in economic or political conditions or natural disasters, in a specific country or region, could negatively affect our revenue, costs, expenses or financial condition or those of our channel partners and distributors. We believe we have maintained strong relationships during the Bankruptcy Filing and will continue to do so following the Emergence Date.

Competition

As a provider of team and customer engagement solutions—made up of unified communications and real-time collaboration products, call center applications and services—we believe we are differentiated from any single competitor.

For the sale of unified communications products and services, specifically in the enterprise segment, we compete with companies such as Cisco, Microsoft, NEC, Unify, Alcatel-Lucent (now Nokia), and Huawei. In the midmarket we compete with companies such as ShoreTel and Mitel. In cloud products and services we compete with companies such as Cisco, Broadsoft, Microsoft, 8x8, RingCentral, ShoreTel and Mitel. Our video products and services compete with companies such as Cisco, Polycom, Huawei, ZTE, Vidyo, Blue Jeans and LifeSize (now a division of Logitech International S.A.).

Our contact center products and services compete with companies such as Genesys Telecommunications Laboratories (Genesys), Cisco, Huawei, Enghouse Interactive and Mitel in the enterprise segment. In the midmarket, as well as cloud products and services, we compete with companies such as Cisco, Genesys, Five9 and NICE.

We face competition in certain geographies with companies that have a particular strength and focus in these regions, such as Huawei and ZTE in China, Intelbras in Latin America and Matsushita Electric in Asia.

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While we believe our global, in-house end-to-end services organization as well as our indirect channel provide us with a competitive advantage, we face competition from companies offering products and services directly or indirectly through their channel partners, as well as resellers, consulting and systems integration firms and network service providers.

Technological developments and consolidation within the industry, as well as changes in the products and services that we offer, result in frequent changes to our group of competitors. The principal competitive factors applicable to our products and services include:

•	perceived and real value of the products and services as paths to solving meaningful team and customer engagement challenges;

•	perceived and real ability to integrate various products into a customer’s existing environment, including the ability of a provider’s products to interoperate with other providers’ business communications products;

•	the ability to offer on-premises or cloud products and services, with all services available via mobile;

•	product features, performance and reliability;

•	customer service and technical support;

•	relationships with distributors, value-added resellers and systems integrators;

•	an installed base of similar or related products;

•	relationships with buyers and decision makers;

•	price;

•	the relative financial condition of competitors;

•	brand recognition; and

•	the ability to be among the first to introduce new products and services.

For more information on risks related to our competition, see “Item 1.A. Risk Factors—Risks Related to Our Business—We face formidable competition from providers of unified communications and contact center products and related services. As these markets evolve, we expect competition to intensify and expand to include companies that do not currently compete directly against us.”

Patents, Trademarks and Other Intellectual Property

We own a significant number of patents important to our business and we expect to continue to file new applications to protect our R&D investments in new products and services across all areas of our business. As of June 30, 2017, we had approximately 5,100 patents and pending patent applications, including foreign counterpart patents and foreign applications. Our patents and pending patent applications cover a wide range of products and services involving a variety of technologies, including, but not limited to, unified communications (including video, social media, telephony and messaging), contact centers, wireless communications and networking. The durations of our patents are determined by the laws of the country of issuance. For the U.S., patents may be 17 years from the date of issuance of the patent or 20 years from the date of its filing, depending upon when the patent application was filed. In addition, we hold numerous trademarks, both in the U.S. and in other countries. We also have licenses to intellectual property for the manufacture, use and sale of our products.

We will obtain patents and other intellectual property rights used in connection with our business when practicable and appropriate. Historically, we have done so organically or through commercial relationships as well as in connection with acquisitions.

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Our intellectual property policy is to protect our products, technology and processes by asserting our intellectual property rights where appropriate and prudent. From time to time, assertions of infringement of certain patents or other intellectual property rights of others have been made against us. In addition, certain pending claims are in various stages of litigation. Based on industry practice, we believe that any licenses or other rights that might be necessary for us to continue with our current business could be obtained on commercially reasonable terms. For more information concerning the risks related to patents, trademarks and other intellectual property, please see “Item 1.A. Risk Factors—Risks Related to Our Business—We may be subject to litigation and infringement claims, which could cause us to incur significant expenses or prevent us from selling our products or services.”

Backlog

Due to our diverse products and services portfolio, including the large volume of products delivered from finished goods or channel partner inventories we believe that backlog information is not material to an understanding of our overall business. As a result of these factors, we do not believe that our product backlog, as of any particular date, is necessarily indicative of actual product revenue for any future period.

Employees

As of August 2017, we had approximately 8,700 employees, of whom 3,000 were located in the United States and 5,700 were located outside the United States. Approximately 8,100 were non-represented employees and 500 were represented employees covered by collective bargaining agreements. Of the 500 full-time employees covered by collective bargaining agreements, 475 were in the United States and the rest were located outside the United States.

Environmental, Health and Safety Matters

We are subject to a wide range of governmental requirements relating to safety, health and environmental protection, including:

•	certain provisions of environmental laws governing the cleanup of soil and groundwater contamination;

•	various local, federal and international laws and regulations regarding the material content and electrical design of our products that require us to be financially responsible for the collection, treatment, recycling and disposal of those products; and

•	various employee safety and health regulations that are imposed in various countries within which we operate.

For example, we are currently involved in several remediations at currently or formerly owned or leased sites, which we do not believe will have a material impact on our business or results of operations. Please see “Item 1.A. Risk Factors—Risks Related to Our Business—We may be adversely affected by environmental, health and safety, laws, regulations, costs and other liabilities” for a discussion of the potential impact such governmental requirements and climate change risks may have on our business.

Corporate Responsibility at Avaya

Avaya’s Corporate Responsibility Program incorporates four key elements: Environment, Community, Marketplace and Workplace. For the Environment element, Avaya looks to implement environmental stewardship practices at our global locations. The element of Community represents Avaya working to positively impact society as a whole and supporting the communities where we are located. The Marketplace element includes engaging in fair and ethical business dealings with our customers, our partners and our supply chain. The Workplace element focuses on developing a desirable place to work for our employees across the globe.

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Corporate Information

Our principal executive offices are located at 4655 Great America Parkway, Santa Clara, CA 95054. Our telephone number is (908) 953-6000. Our website address is www.avaya.com. Information contained in, and that can be accessed through, our website is not incorporated into and does not form a part of this registration statement.

Avaya Holdings was formed by affiliates of two private equity firms, Silver Lake Partners (“Silver Lake”) and TPG Capital (“TPG,” and together with Silver Lake, our “Sponsors”) as a Delaware corporation in 2007 under the name Sierra Holdings Corp. Our Sponsors, through Avaya Holdings, acquired Avaya Inc. in a transaction that was completed on October 26, 2007.

Avaya Holdings is a holding company with no stand-alone operations and has no material assets other than its ownership interest in Avaya Inc. and its subsidiaries. All of the Company’s operations are conducted through its various subsidiaries, which are organized and operated according to the laws of their jurisdiction of incorporation, and consolidated by the Company.

The Restructuring

The Plan of Reorganization resulted from, among other things, extensive negotiations among the Debtors, PBGC, certain members of the Ad Hoc Group of First Lien Debt Holders (the “Ad Hoc First Lien Group”) and the Unsecured Creditors Committee. In connection with the Plan of Reorganization, the Debtors entered into that certain Plan Support Agreement, dated as of August 6, 2017 (the “First Lien PSA”), among the Debtors and members of the Ad Hoc First Lien Group. The First Lien PSA was subsequently amended on August 23, 2017 and October 23, 2017. Also in connection with the Plan of Reorganization, the Debtors entered into that certain Plan Support Agreement, dated as of October 23, 2017 (the “Crossover PSA” and, together with the First Lien PSA, the “PSAs”), among the Debtors and members of the ad hoc group comprising certain holders of first lien debt and second lien notes as set forth in the Eighth Amended Verified Statement of the Ad Hoc Crossover Group Pursuant to Bankruptcy Rule 2019, as the same may be amended or supplemented from time to time (the “Ad Hoc Crossover Group”). Together, the holders of approximately over two-thirds of the total amount of first lien debt and holders of approximately over two-thirds of the total amount of second lien notes are party to the PSAs. The PSAs provide for the Debtors’ undertakings to obtain confirmation of the Plan of Reorganization by the Bankruptcy Court not later than December 15, 2017.

Additionally, the Debtors’ proposed reorganization pursuant to the Plan of Reorganization contemplates that the Debtors will undertake a termination of the APPSE on substantially the terms set forth in the PSA. In connection with the termination of the APPSE and the transfer of the APPSE assets to PBGC, the Debtors have reached an agreement with PBGC by which PBGC will receive $340 million in cash and 5.5% of the reorganized Avaya Holdings’ common stock (subject to dilution by the Management Equity Incentive Plan and the Warrants), as well as the Company’s agreement to maintain and continue to sponsor the Avaya hourly pension plan (the “PBGC Settlement”). The PBGC Settlement also provides certain protections with respect to the Avaya hourly pension plan in the event of certain “material transactions,” each as defined in the Plan of Reorganization.

The Bankruptcy Court approved the Debtors’ Amended Disclosure Statement and the First Lien PSA at a hearing on August 25, 2017. On September 9, 2017, the Bankruptcy Court assigned the Debtors and their major stakeholder constituencies to mediation. The mediation resulted in a resolution between the constituencies, and, as a result, the Debtors filed a further amended Plan of Reorganization and a Disclosure Statement Supplement on                                 . The Debtors will separately seek approval of the PBGC Settlement. The Bankruptcy Court set                                 , 2017 as the date of commencement for Avaya’s confirmation hearing.

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ITEM 1.A	RISK FACTORS

Risks Related to Our Business

We face formidable competition from providers of unified communications and contact center products and related services. As these markets evolve, we expect competition to intensify and expand to include companies that do not currently compete directly against us.

Our unified communications products and services compete with companies such as Cisco, Microsoft, NEC Corporation, Unify GmbH & Co. Kg, Alcatel-Lucent (now Nokia), or Lucent, and Huawei, in the enterprise segment; with companies such as Mitel, in the midmarket; and with companies such as Cisco, Broadsoft, Microsoft, 8x8, RingCentral and Mitel in cloud products and services. Our video products and services compete with companies such as Cisco, Polycom, Huawei, ZTE Corporation, Vidyo, Blue Jeans and LifeSize (now a division of Logitech International S.A.).

Our contact center products and services compete with companies such as Genesys, Cisco, Huawei, Enghouse, Aspect Software and Mitel in the enterprise segment and with companies such as Cisco, Genesys, Enghouse and Aspect Software, in the midmarket and cloud products and services.

We face competition in certain geographies with companies that have a particular strength and focus in these regions, such as Huawei and ZTE in China, Intelbras in Latin America and Panasonic in Asia.

While we believe our global, in-house end-to-end services organization as well as our indirect channel provide us with a competitive advantage, we face competition from companies offering products and services directly or indirectly through their channel partners, as well as resellers, consulting and systems integration firms and network service providers.

In addition, because the business communications market continues to evolve and technology continues to develop rapidly, we may face competition in the future from companies that do not currently compete against us, but whose current business activities may bring them into competition with us in the future. In particular, this may be the case as business, information technology and communications applications deployed on converged networks become more integrated to support business communications. We may face increased competition from current leaders in IT infrastructure, IT, consumer products, personal and business applications and the software that connects the network infrastructure to those applications. With respect to services, we may also face competition from companies that seek to sell remotely hosted services or software as a service directly to the end customer. Competition from these potential market entrants may take many forms, including offering products and applications similar to those we offer as part of another offering. In addition, these technologies continue to move from a proprietary environment to an open standards-based environment.

Several of our existing competitors have, and many of our future competitors may have, greater financial, personnel, technical, R&D and other resources, more well-established brands or reputations and broader customer bases than we do and, as a result, these competitors may be in a stronger position to respond quickly to potential acquisitions and other market opportunities, new or emerging technologies and changes in customer requirements. Some of these competitors may have customer bases that are more geographically balanced than ours and, therefore, may be less affected by an economic downturn in a particular region. Other competitors may have deeper expertise in a particular stand-alone technology that develops more quickly than we anticipate. Competitors with greater resources also may be able to offer lower prices, additional products or services or other incentives that we cannot match or do not offer. Industry consolidations may also create competitors with broader and more geographic coverage and the ability to reach enterprises through communications service providers.

We cannot predict which competitors may enter our markets in the future, what form such competition may take or whether we will be able to respond effectively to the entry of new competitors into competition with us or

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the rapid evolution in technology and product development that has characterized our businesses. In addition, in order to effectively compete with any new market entrant, we may need to make additional investments in our business, use more capital resources than our business currently requires or reduce prices, any of which may materially and adversely affect our profitability.

The market opportunity for business communications products and services may not develop in the ways that we anticipate.

The demand for our products and services can change quickly and in ways that we may not anticipate because the market in which we operate is characterized by rapid, and sometimes disruptive, technological developments, evolving industry standards, frequent new product introductions and enhancements, changes in customer requirements and a limited ability to accurately forecast future customer orders. Our operating results may be adversely affected if the market opportunity for our products and services does not develop in the ways that we anticipate or if other technologies become more accepted or standard in our industry or disrupt our technology platforms.

Our strategy depends in part on our ability to rely on our indirect sales channel.

An important element of our go-to-market strategy to expand sales coverage and increase market absorption of new products is our global network of alliance partners, distributors, dealers, value-added resellers, telecommunications service providers and system integrators. Our financial results could be adversely affected if our relationships with channel partners were to deteriorate, if our support pricing or other services strategies conflict with those of our channel partners, if any of our competitors were to enter into strategic relationships with or acquire a significant channel partner, if channel partners do not become enabled to sell new products or if the financial condition of our channel partners were to weaken. In addition, we may expend time, money and other resources on developing and maintaining channel relationships that are ultimately unsuccessful. Furthermore, despite the benefits of a robust indirect channel, our channel partners have direct contact with our customers that may foster independent relationships between them and a loss of certain services agreements for us. There can be no assurance that we will be successful in maintaining, expanding or developing relationships with channel partners. If we are not successful, we may lose sales opportunities, customers or market share. Although the terms of individual channel partner agreements may deviate from our standard program terms, our standard program agreements for resellers generally provide for a term of one year with automatic renewal for successive one-year terms and generally may be terminated by either party for convenience upon 30 days prior written notice. Our standard program agreements for distributors generally may be terminated by either party for convenience upon 90 days prior written notice. Certain of our contractual agreements with our largest distributors and resellers, however, permit termination of the relationship by either party for convenience upon prior notice of 180 days. See “Item 1. Business—Alliances and Partnerships” for more information on our global business partner program and the standard terms of our program agreements.

Our products and services may fail to keep pace with rapidly changing technology and evolving industry standards.

The market in which we operate is characterized by rapid, and sometimes disruptive, technological developments, evolving industry standards, frequent new product introductions and enhancements and changes in customer requirements. In addition, both traditional and new competitors are investing heavily in this market and competing for customers. As next-generation business communications technology continues to evolve, we must keep pace in order to maintain or expand our market leading position. We recently introduced a significant number of new product offerings and are increasingly focused on new, high value software products, as a revenue driver. If we are not able to successfully develop and bring these new products to market in a timely manner, achieve market acceptance of our products and services or identify new market opportunities for our products and services, our business and results of operations may be materially and adversely affected.

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We rely on third-party contract manufacturers and component suppliers, some of which are sole source and limited source suppliers, as well as warehousing and distribution logistics providers.

We have outsourced substantially all of our manufacturing operations to several contract manufacturers. Our contract manufacturers produce the vast majority of products in facilities located in southern China, with other products manufactured in facilities located in Israel, Mexico, Taiwan, Germany, Ireland and the U.S. While we continued to pay our manufacturers during the pendency of our bankruptcy, not all vendors will receive 100% of their pre-petition invoices. As a result, our relationships with such manufacturers and suppliers may be adversely impacted, and we may not be able to maintain critical contracts on existing terms or at all. All manufacturing of our products is performed in accordance with detailed specifications and product designs furnished or approved by us and is subject to rigorous quality control standards. We periodically review our product manufacturing operations and consider changes we believe may be necessary or appropriate. Although we closely manage the transition process when manufacturing changes are required, we could experience disruption to our operations during any such transition. Any such disruption could negatively affect our reputation and our results of operations. We also purchase certain hardware components and license certain software components and resell them separately or as part of our products under the Avaya brand. In some cases, certain components are available only from a single source or from a limited source of suppliers. These sole source and limited source suppliers may stop selling their components at commercially reasonable prices or at all. Interruptions, delays or shortages associated with these components could cause significant disruption to our operations. We may not be able to make scheduled product deliveries to our customers in a timely fashion. We could incur significant costs to redesign our products or to qualify alternative suppliers, which would reduce our realized margins. We have also outsourced substantially all of our warehousing and distribution logistics operations to several providers of such services on a global basis, and any delays or material changes in such services could cause significant disruption to our operations.

Ongoing bankruptcy proceedings may adversely affect our operations in the future.

We expect to emerge from bankruptcy in late 2017. The full extent to which our bankruptcy will impact our business operations, reputation and relationships with our customers, employees, regulators and agents may not be known for some time, and any adverse consequences could have a material adverse effect on our business, financial condition and results of operations.

Our actual financial results may vary significantly from the financial projections filed with the Bankruptcy Court.

In connection with the Plan of Reorganization, we were required to prepare projected financial information to demonstrate to the Bankruptcy Court the feasibility of the Plan of Reorganization and the ability of the Debtors to continue operations upon emergence from bankruptcy. These projections are neither included nor incorporated by reference in this registration statement and should not be relied upon. At the time they were prepared, the projections reflected numerous assumptions concerning anticipated future performance and market and economic conditions that were and remain beyond our control and that may not materialize. Projections are inherently subject to uncertainties and to a wide variety of significant business, economic and competitive risks. Our actual results will vary from those contemplated by the projections and the variations may be material.

Upon emergence from bankruptcy, our historical financial information may not be indicative of our future financial performance.

Our capital structure will be significantly altered under the Plan of Reorganization. Under fresh start accounting rules that may apply to us upon the Emergence Date, which we expect to be late 2017, our assets and liabilities would be adjusted to fair values and our accumulated deficit would be restated to zero. Accordingly, if fresh start accounting rules apply, our financial condition and results of operations following the Restructuring would not be comparable to the financial condition and results of operations reflected in our historical

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

consolidated financial statements. Further, the Plan of Reorganization could materially change the amounts and classifications reported in our historical consolidated financial statements, which do not give effect to any adjustments to the carrying value of assets or amounts of liabilities that might be necessary as a consequence of confirmation of the Plan of Reorganization.

Our quarterly and annual revenues and operating results have historically fluctuated and the results of one period may not provide a reliable indicator of our future performance.

Our quarterly and annual revenues and operating results have historically fluctuated and are not necessarily indicative of results to be expected in future periods. Fluctuations in our financial results from period to period are caused by many factors, including, but not limited to, the size and timing of individual orders, changes in foreign currency exchange rates, the mix of products sold by us and general economic conditions.

It is also difficult to predict our revenue for a particular quarter, especially in light of the growing demand for IT purchases under a subscription-based operating expense model instead of a capital expense model and the increasing proportion of our revenue coming from software and services. Both of these trends delay the timing of our revenue recognition. In addition, execution of sales opportunities sometimes traverses from the intended fiscal quarter to the next. Moreover, our efforts to address the challenges facing our business could increase the level of variability in our financial results because the rate at which we are able to realize the benefits from those efforts may vary from period to period.

In addition, we experience some seasonal trends in the sale of our products that also may produce variations in quarterly results and financial condition. Typically, our second fiscal quarter is our weakest and our fourth fiscal quarter is our strongest. Many of the factors that create and affect seasonal trends are beyond our control.

As our business and operations relationships have expanded globally, certain operational and logistical challenges as well as changes in economic or political conditions, in a specific country or region, could negatively affect our revenue, costs, expenses and financial condition or those of our channel partners and distributors.

We conduct significant sales and customer support operations and significant amounts of our R&D activities in countries outside of the U.S. and also depend on non-U.S. operations of our contract manufacturers and our channel partners. For fiscal 2016, we derived 44% of our revenue from sales outside of the U.S. The vast majority of our contract manufacturing also takes place outside the U.S., primarily in southern China. The transition of even a portion of our operations or functions to a foreign country involves a number of logistical and technical challenges, including:

•	challenges in effectively managing operations in jurisdictions with lower cost structures as a result of several factors, including time zone differences and regulatory, legal, employment, cultural and logistical issues;

•	the potential negative impact on our existing employees as a result of the relocation of workforce resources;

•	an inability to predict the extent of local government support;

•	the availability of qualified workers and the level of competition in offshore markets for qualified employees, including skilled design and technical employees, as companies expand their operations offshore; and

•	future political, monetary and economic conditions in any specific offshore location.

If we are unable to effectively manage our offshore operations, we may be unable to produce the expected cost savings from any shifts of operations to offshore jurisdictions and our business and results of operations could be adversely affected.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

In addition, our future operating results, including our ability to import our products from, export our products to, or sell our products in, various countries, could be adversely affected by a variety of uncontrollable and changing global issues. Factors that could adversely affect us include:

•	political conditions;

•	economic conditions, including trade sanctions or changes to significant trading relationships;

•	legal and regulatory constraints;

•	protectionist and local security legislation;

•	difficulty in enforcing intellectual property rights, such as against counterfeiting of our products;

•	relationships with employees and works councils;

•	unfavorable tax and currency regulations;

•	health pandemics or similar issues;

•	natural disasters, such as an earthquake, a hurricane or a flood, anywhere we and/or our channel partners and distributors have business operations, including the Silicon Valley area of California, which is a seismically active region and where our corporate headquarters is located; and

•	other matters in any of the countries or regions in which we and our contract manufacturers and business partners currently operate or intend to operate, in the future, including in the U.S.

Geopolitical trends toward protectionism and nationalism and the dissolution or weakening of international trade pacts may increase the cost of, or otherwise interfere with, our conduct of business. Uncertainty about current and future economic and political conditions which affect us, our customers and partners makes it difficult for us to forecast operating results and to make decisions about future investments. For instance, in June 2016, voters in the United Kingdom approved an advisory referendum to withdraw from the EU (commonly referred to as “Brexit”). The Brexit vote and the perceptions as to the impact of the withdrawal of the United Kingdom from the EU may adversely affect business activity, political stability and economic conditions in the United Kingdom, the EU and elsewhere. It is uncertain at this time how the policies of the current U.S. presidential administration and Congress will affect our business, including potentially through increased import tariffs and other influences on U.S. trade relations with other countries, such as Canada, Mexico and China. The imposition of tariffs or other trade barriers could increase our costs and reduce the competitiveness of our offerings in certain markets. In addition, other countries may change their own policies on business and foreign investment in companies in their respective countries. In addition, the new U.S. administration and leaders in Congress have indicated their desire to pursue comprehensive tax reform and there are currently various proposals for U.S. tax reform being contemplated, as well as changes to, and introductions of, new tax laws in various foreign countries in which we do business. Any of these proposals, changes or new tax laws could significantly impact how we are taxed on both U.S. and foreign earnings.

The various risks inherent in doing business in the U.S. generally also exist when doing business outside of the U.S., and may be exaggerated by the difficulty of doing business in numerous sovereign jurisdictions due to differences in culture, laws and regulations. Furthermore, our prospective effective tax rate could be adversely affected by, among others, changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of our deferred tax assets and liabilities or changes in tax laws, regulations, accounting principles or interpretations thereof.

Our revenues are dependent on general economic conditions and the willingness of enterprises to invest in technology.

We believe there is a growing market trend around cloud consumption preferences with more customers exploring operating expense models as opposed to capital expense models for procuring technology, which trend

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

delays the timing of our revenue recognition. We believe the market trend toward cloud models will continue as customers seek ways of reducing their overhead and other costs. In addition, the instability in the geopolitical environment in many parts of the world and other disruptions may continue to put pressure on global economic unrest and on political or social conditions. All of the foregoing may result in continued pressure on our ability to increase our revenue, as well as create competitive pricing pressures and price erosion. If these or other conditions limit our ability to grow revenue or cause our revenue to decline our operating results may be materially and adversely affected. In addition, in the past a portion of our revenues which come from the U.S. federal government sector were impacted because of government shutdowns. In the event of future shutdowns or uncertainties, there can be no assurance that that portion of our revenues will not be impacted.

We are dependent on our intellectual property. If we are not able to protect our proprietary rights or if those rights are invalidated or circumvented, our business may be adversely affected.

Our business is primarily concerned with technology and innovation in business communications, and we generally protect our intellectual property through patents, trademarks, trade secrets, copyrights, confidentiality and nondisclosure agreements and other measures to the extent our budget permits. There can be no assurance that patents will be issued from pending applications that we have filed or that our patents will be sufficient to protect our key technology from misappropriation or falling into the public domain, nor can assurances be made that any of our patents, patent applications, trademarks or our other intellectual property or proprietary rights will not be challenged, invalidated or circumvented. For example, our business is global and the level of protection of our proprietary technology will vary by country and may be particularly uncertain in countries that do not have well developed judicial systems or laws that adequately protect intellectual property rights. Patent litigation and other challenges to our patents and other proprietary rights are costly and unpredictable and may prevent us from marketing and selling a product in a particular geographic area. Financial considerations also preclude us from seeking patent protection in every country where infringement litigation could arise. Our inability to predict our intellectual property requirements in all geographies and affordability constraints also impact our intellectual property protection investment decisions. If we are unable to protect our proprietary rights, we may be at a disadvantage to others who do not incur the substantial time and expense we incur to create our products.

Certain software we use is from open source code sources, which, under certain circumstances, may lead to unintended consequences and, therefore, could materially adversely affect our business, financial condition, operating results and cash flow.

Some of our products contain software from open source code sources. The use of such open source code may subject us to certain conditions, including the obligation to offer our products that use open source code to third parties for no cost. We monitor our use of such open source code to avoid subjecting our products to conditions we do not intend. However, the use of such open source code may ultimately subject some of our products to unintended conditions, which could require us to take remedial action that may divert resources away from our development efforts and, therefore, could materially adversely affect our business, financial condition, operating results and cash flow.

The Company could be subject to changes in its tax rates, the adoption of new U.S. or international tax legislation or exposure to additional tax liabilities.

The Company is subject to taxes in the U.S. and numerous foreign jurisdictions, where a number of the Company’s subsidiaries are organized. Due to economic and political conditions, tax rates in various jurisdictions including the U.S. may be subject to significant change. The Company’s future effective tax rates could be affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities and changes in tax laws or their interpretation, such as interpretations as to the legality of tax advantages granted under the EU state aid rules. The Company is also subject to the examination of its tax returns and other tax matters by the U.S. Internal Revenue Service and other tax authorities and governmental bodies. The Company regularly assesses the likelihood of an adverse outcome resulting from

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

such examinations to determine the adequacy of its provision for taxes. There can be no assurance as to the outcome of such examinations. If the Company’s effective tax rates were to increase, or if the ultimate determination of the Company’s taxes owed were for an amount in excess of amounts previously accrued, the Company’s operating results, cash flows and financial condition could be adversely affected.

Fluctuations in foreign currency exchange rates could negatively impact our operating results.

We are a global company with significant international operations and transact business in many currencies. As such, we are exposed to adverse movements in foreign currency exchange rates. The majority of our revenues and expenses are denominated in U.S. dollars. However, we are exposed to foreign currency exchange rate fluctuations related to certain revenues and expenses denominated in foreign currencies. Our primary currency exposures relate to net operating expenses denominated in euro, Indian rupee and British pound. These exposures may change over time as business practices evolve and the geographic mix of our business changes. From time to time, we enter into foreign exchange forward contracts to hedge fluctuations associated with certain monetary assets and liabilities, primarily accounts receivable, accounts payable and certain intercompany obligations. However any attempts to hedge against foreign currency exchange rate fluctuation risk may be unsuccessful and result in an adverse impact to our operating results.

Business communications products are complex, and design defects, errors, failures or “bugs” may be difficult to detect and correct.

Business communications products are complex, integrating hardware, software and many elements of a customer’s existing network and communications infrastructure. Despite testing conducted prior to the release of products to the market and quality assurance programs, hardware may malfunction and software may contain “bugs” that are difficult to detect and fix. Any such issues could interfere with the expected operation of a product, which might negatively impact customer satisfaction, reduce sales opportunities or affect gross margins.

Depending upon the size and scope of any such issue, remediation may have a material impact on our business. Our inability to cure an application or product defect, should one occur, could result in the failure of an application or product line, the temporary or permanent withdrawal from an application, product or market, damage to our reputation, inventory costs, an increase in warranty claims, lawsuits by customers or customers’ or channel partners’ end users, or application or product reengineering expenses. Our insurance may not cover or may be insufficient to cover claims that are successfully asserted against us.

If we are unable to integrate acquired businesses effectively, our operating results may be adversely affected.

From time to time, we seek to expand our business through acquisitions. We may not be able to successfully integrate acquired businesses and, where desired, their product portfolios into ours, and therefore we may not be able to realize the intended benefits. If we fail to successfully integrate acquisitions or product portfolios, or if they fail to perform as we anticipate, our existing businesses and our revenue and operating results could be adversely affected. If the due diligence of the operations of acquired businesses performed by us and by third parties on our behalf is inadequate or flawed, or if we later discover unforeseen financial or business liabilities, acquired businesses and their assets may not perform as expected. Additionally, acquisitions could result in difficulties assimilating acquired operations and, where deemed desirable, transitioning overlapping products into a single product line and the diversion of capital and management’s attention away from other business issues and opportunities. We may fail to retain employees acquired through acquisitions, which may negatively impact the integration efforts. The failure to integrate acquired businesses effectively may adversely impact our business, results of operations or financial condition.

We may not realize the benefits we expect from our cost-reduction initiatives.

As discussed in “Item 2. Financial Information—Management’s Discussion & Analysis of Financial Condition and Results of Operations—Continued Focus on Cost Structure,” we have initiated cost savings

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

programs designed to streamline operations and we continue to evaluate additional similar opportunities. These types of cost-reduction activities are complex. Even if we carry out these strategies in the manner we expect, we may not be able to achieve the efficiencies or savings we anticipate, or on the timetable we anticipate, and any expected efficiencies and benefits might be delayed or not realized, and our operations and business could be disrupted. Our ability to realize the gross margin improvements and other efficiencies expected to result from these initiatives is subject to many risks, including delays in the anticipated timing of activities related to these initiatives, lack of sustainability in cost savings over time and unexpected costs associated with operating our business, our success in reinvesting the savings arising from these initiatives, time required to complete planned actions, absence of material issues associated with workforce reductions and avoidance of unexpected disruptions in service. A failure to implement our initiatives or realize expected benefits could have an adverse effect on our financial condition that could be material.

We may incur liabilities as a result of our obligation to indemnify, and to share certain liabilities with, Lucent in connection with our spin-off from Lucent in September 2000, although some of these liabilities may be dischargeable in bankruptcy.

Pursuant to the Contribution and Distribution Agreement between Avaya Inc. and Lucent, Lucent contributed to Avaya Inc. substantially all of the assets, liabilities and operations associated with its enterprise networking businesses and distributed all of the outstanding shares of Avaya Inc.’s common stock to its stockholders. The Contribution and Distribution Agreement, among other things, provides that, in general, Avaya Inc. will indemnify Lucent for all liabilities including certain environmental and pre-distribution tax obligations of Lucent relating to our businesses and all contingent liabilities accruing pre-distribution primarily relating to Avaya Inc.’s businesses or otherwise assigned to Avaya Inc. In addition, the Contribution and Distribution Agreement provides that certain contingent liabilities not directly identifiable with one of the parties accruing pre-distribution will be shared in the proportion of 90% by Lucent and 10% by Avaya Inc. The Contribution and Distribution Agreement also provides that contingent liabilities accruing pre-distribution in excess of $50 million that are primarily related to Lucent’s businesses shall be borne 90% by Lucent and 10% by Avaya Inc. and contingent liabilities accruing pre-distribution in excess of $50 million that are primarily related to Avaya Inc.’s businesses shall be borne equally by the parties. There can be no assurance that Lucent will not submit a claim for indemnification or cost sharing to us in connection with any future matter, to the extent we are unable to discharge these obligations in our bankruptcy. In addition, our ability to assess the impact of matters for which Avaya Inc. may have to indemnify or share the cost with Lucent is made more difficult by the fact that we do not control the defense of these matters.

In addition, in connection with the distribution, Avaya Inc. and Lucent entered into a Tax Sharing Agreement that governs the parties’ respective rights, responsibilities and obligations after the distribution with respect to taxes for the periods ending on or before (or deemed to be ending on or before) the distribution. Generally, pre-distribution taxes that are clearly attributable to the business of one party will be borne solely by that party, and other pre-distribution taxes will be shared by the parties based on a formula set forth in the Tax Sharing Agreement. In addition, pursuant to the Tax Sharing Agreement, Avaya could be responsible for all or a portion of certain other taxes such as taxes arising from the restructuring activities undertaken to implement the distribution. Any taxes or other costs borne by Avaya Inc. under the Tax Sharing Agreement could have an adverse impact on our business, results of operations or financial condition, to the extent we are unable to discharge these obligations in our bankruptcy.

Transfers or issuances of our equity may impair or reduce our ability to utilize our net operating loss carryforwards and certain other tax attributes in the future.

Section 382 of the Code contains rules that limit the ability of a company that undergoes an “ownership change” to utilize its net operating loss and tax credit carry forwards and certain built-in losses recognized in years after the ownership change. An “ownership change” is generally defined as an increase in ownership of a corporation’s stock by more than 50 percentage points over a rolling three-year period by stockholders that own

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

(directly or indirectly), or are treated as owning, 5% or more of the stock of a corporation at any time during the relevant rolling three-year period. If an ownership change occurs, Section 382 imposes an annual limitation on the use of pre-ownership change net operating losses, credits and certain other tax attributes to offset taxable income earned after the ownership change. The annual limitation is equal to the product of the applicable long-term tax exempt rate in effect for the month in which the ownership change occurs and the value of the company’s stock immediately before the ownership change (with some adjustments). For example, this annual limitation may be adjusted to reflect any unused annual limitation for prior years and certain recognized (or treated as recognized) built-in gains and losses for the year. In addition, Section 383 generally limits the amount of tax liability in any post-ownership change year that can be reduced by pre-ownership change tax credit carryforwards or capital loss carryforwards. In connection with our emergence from bankruptcy, we expect to undergo an ownership change. Any subsequent ownership change can reduce, but not increase, the annual limitation under Section 382 that applies to any remaining net operating losses, credits and certain other tax attributes that are attributable to the period prior to the Emergence Date.

No assurance can be given that this issuance pursuant to this registration statement (or subsequent transactions) will not result in an ownership change. Even if this issuance does not result in another ownership change, it may materially increase the likelihood that we will undergo an ownership change in the future as a result of subsequent transactions, including additional issuances of our common stock. Also, sales of stock by stockholders, whose interests may differ from our interests, may increase the likelihood that we undergo, or may cause, an ownership change. If we were to undergo another “ownership change,” it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The ability to retain and attract key personnel is critical to the success of our business and may be impacted by our Chapter 11 filing and timing of emergence from bankruptcy.

The success of our business depends on the skill, experience and dedication of our employee base. If we are unable to retain and recruit sufficiently experienced and capable employees, our business and financial results may suffer. In connection with the uncertainties relating to our emergence from bankruptcy, we have experienced significant attrition at both senior levels and throughout the Company. Experienced and capable employees in the technology industry remain in high demand, and there is continual competition for their talents. The uncertainties facing our business related to our bankruptcy, changes we may make to the organizational structure to adjust to our changing circumstances and our restructuring efforts, may make it more difficult to compete and to attract and retain key employees. As part of the chapter 11 proceedings, we must obtain Bankruptcy Court approval for employment contracts and other employee compensation programs. The process of obtaining such approvals, including negotiating with creditor committees (which may raise objections to or otherwise limit our ability to implement such contracts or programs), has resulted in delays and reduced potential compensation for many employees. If executives, managers or other key personnel resign, retire or are terminated, or their service is otherwise interrupted, we may not be able to replace them in a timely manner and we could experience significant declines in productivity and/or errors due to insufficient staffing or managerial oversight. Moreover, turnover of senior management and other key personnel can adversely impact, among other things, our results of operations, our customer relationships and lead us to incur significant expenses related to executive transition costs that may impact our operating results. In addition, our ability to adequately staff our R&D efforts in the U.S. may be inhibited by changes to U.S. immigration policies that restrain the flow of professional and technical talent. While we strive to maintain our competitiveness in the marketplace, there can be no assurance that we will be able to successfully retain and attract the employees that we need to achieve our business objectives.

If we fail to establish and maintain proper and effective internal control over financial reporting, our operating results and our ability to operate our business could be harmed.

Section 404 of the Sarbanes-Oxley Act of 2002 requires that we establish and maintain internal control over financial reporting and disclosure controls and procedures. An effective internal control environment is necessary to enable us to produce reliable financial reports and is an important component of our efforts to prevent and

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

detect financial reporting errors and fraud. Beginning with the second annual report that we will be required to file with the SEC, management will be required to provide an annual assessment on the effectiveness of our internal control over financial reporting and our independent registered public accounting firm will also be required to attest to the effectiveness of our internal control over financial reporting. Our and our auditor’s testing may reveal significant deficiencies in our internal control over financial reporting that are deemed to be material weaknesses and render our internal control over financial reporting ineffective. We have incurred and we expect to continue to incur substantial accounting and auditing expense and expend significant management time in complying with the requirements of Section 404.

While an effective internal control environment is necessary to enable us to produce reliable financial reports and is an important component of our efforts to prevent and detect financial reporting errors and fraud, disclosure controls and internal control over financial reporting are generally not capable of preventing or detecting all financial reporting errors and all fraud. A control system, no matter how well-designed and operated, is designed to reduce rather than eliminate financial statement risk. There are inherent limitations on the effectiveness of internal controls, including collusion, management override and failure in human judgment. A control system can provide only reasonable, not absolute, assurance of achieving the desired control objectives and the design of a control system must reflect the fact that resource constraints exist. Accordingly, our and our auditor’s testing may reveal significant deficiencies in our internal control over financial reporting that are deemed to be material weaknesses and render our internal control over financial reporting ineffective.

If we are not able to comply with the requirements of Section 404, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses:

•	we could fail to meet our financial reporting obligations;

•	our reputation may be adversely affected and our business and operating results could be harmed;

•	the market price of our stock could decline; and

•	we could be subject to litigation and/or investigations or sanctions by the SEC, any national securities exchange on which we list our common stock, if applicable, or other regulatory authorities.

We have identified material weaknesses in our internal control over financial reporting. If we do not adequately remediate these material weaknesses, or if we experience additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, or comply with the accounting and reporting requirements applicable to public companies, which may adversely affect investor confidence in us and, as a result, the value of our common stock.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

In connection with the preparation of our consolidated financial statements for the quarter ended June 30, 2017, we identified control deficiencies that constituted material weaknesses in our internal control over financial reporting as of June 30, 2017. Specifically, we did not maintain the appropriate complement of resources in our tax department commensurate with the volume and complexity of accounting for income taxes subsequent to our voluntary filing of chapter 11 bankruptcy protection. This material weakness contributed to the following control deficiencies, which are individually considered to be material weaknesses, relating to the completeness and accuracy of our accounting for income taxes, including the related tax assets and liabilities:

•	Control activities over the completeness and accuracy of interim forecasts by tax jurisdiction used in accounting for our interim income tax provision were not performed at the appropriate level of

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

precision. This control deficiency resulted in an adjustment to our income tax provision for the quarter ended June 30, 2017.

•	Control activities over the completeness and accuracy of the allocation of the tax provision calculations (the “intraperiod allocation”) were insufficient to ensure that the intraperiod allocation balances were accurately determined. This control deficiency resulted in an adjustment to our income tax provision for the quarter ended June 30, 2017.

Although we are in the process of carrying out remediation activities, we cannot provide any assurance that the measures we have taken to date, together with any measures we may take in the future, will be sufficient to remediate our material weaknesses in our internal control over financial reporting or to avoid potential future material weaknesses. If the steps we take do not correct the material weaknesses in a timely manner, we will be unable to conclude that we maintain effective internal control over financial reporting. Accordingly, this could result in a material misstatement of our financial statements that would not be prevented or detected on a timely basis and we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to the listing requirements of any national securities exchange to the extent our common stock is listed on such exchange. Consequently, investors may lose confidence in our financial reporting and our stock price, to the extent it is listed, may decline as a result. We could also become subject to investigations by a national securities exchange to the extent our common stock is listed on such exchange, the SEC or other regulatory authorities, and become subject to litigation from investors and stockholders, which could harm our reputation, business and financial condition and divert financial and management resources from our business operations.

We may be subject to litigation in connection with our emergence from bankruptcy.

In connection with our emergence from bankruptcy, additional claims have been, or may be, asserted against us. While the provisions of the Plan of Reorganization constitute a good faith compromise or settlement, or resolution of, substantially all claims that arose against us prior to our emergence from bankruptcy, additional claims may be brought against us. Various parties in interest may seek to oppose confirmation and/or consummation of the Plan of Reorganization on various grounds, and there can be no assurance that the Plan of Reorganization will be confirmed by the Bankruptcy Court or consummated on existing terms, if at all. Prosecuting confirmation and consummation of the Plan of Reorganization, and any litigation now or in the future related thereto, may also require managerial involvement and oversight, which could divert executive attention away from other business matters. Our inability to confirm and/or consummate the Plan of Reorganization, as well as the effects of any litigation related thereto, could have a material adverse effect on our business, financial condition and results of operations.

A breach of the security of our information systems, products or services or of the information systems of our third-party providers could adversely affect our operating results.

We rely on the security of our information systems and, in certain circumstances, those of our third-party providers, such as vendors, consultants and contract manufacturers, to protect our proprietary information and information of our customers. In addition, the growth of BYOD programs has heightened the need for enhanced security measures. IT system failures, including a breach of our or our third-party providers’ data security, could disrupt our ability to function in the normal course of business by potentially causing, among other things, delays in the fulfillment or cancellation of customer orders, disruptions in the manufacture or shipment of products or, delivery of services or an unintentional disclosure of customer, employee or our information. Additionally, despite our security procedures or those of our third-party providers, information systems and our products and services may be vulnerable to threats such as computer hacking, cyber-terrorism or other unauthorized attempts by third parties to access, modify or delete our or our customers’ proprietary information.

We take cybersecurity seriously and devote significant resources and tools to protect our systems, products and data and to prevent unwanted intrusions. However, these security efforts may be costly to implement and

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

may not be successful. We cannot be assured that we will be able to prevent, detect and adequately address or mitigate such cyber-attacks or security breaches. Any such breach could have a material adverse effect on our operating results and our reputation as a provider of business communications products and services and could cause irreparable damage to us or our systems regardless of whether we or our third-party providers are able to adequately recover critical systems following a systems failure. In addition, regulatory or legislative action related to cybersecurity, privacy and data protection worldwide, such as the European Union, or EU, General Data Protection Regulation, which is expected to go into effect in May 2018, may increase the costs to develop, implement or secure our products and services. If we violate or fail to comply with such regulatory or legislative requirements, we could be fined or otherwise sanctioned and such fines or penalties could have a material adverse effect on our business and operations.

Business interruptions, whether due to catastrophic disasters or other events, could adversely affect our operations.

Our operations and those of our contract manufacturers and outsourced service providers are vulnerable to interruption by fire, earthquake, hurricane, flood or other natural disaster, power loss, computer viruses, computer systems failure, telecommunications failure, quarantines, national catastrophe, terrorist activities, war and other events beyond our control. For instance, our corporate headquarters, which are in the Silicon Valley area of California near known earthquake fault zones, are vulnerable to damage from earthquakes. Our disaster recovery plans may not be sufficient to address these interruptions. If any disaster were to occur, our ability and the ability of our contract manufacturers and outsourced service providers to operate could be seriously impaired and we could experience material harm to our business, operating results and financial condition. In addition, the coverage or limits of our business interruption insurance may not be sufficient to compensate for any losses or damages that may occur.

We may be subject to claims that were not discharged in the Plan of Reorganization, which could have a material adverse effect on our results of operations and profitability.

Substantially all of the claims against us that arose prior to our emergence from bankruptcy were resolved in the Plan of Reorganization or are in the process of being resolved in the Bankruptcy Court as part of the claims reconciliation process. Although we anticipate that the remaining claims will be handled in due course with no material adverse effect to our business, financial operations or financial conditions, there can be no assurance that this will be the case or that the resolution of such claims will occur in a timely manner or at all. Subject to certain exceptions under applicable law, including the Bankruptcy Code and/or as set forth in the Plan of Reorganization, all claims against and interests in us and our subsidiaries that filed for Chapter 11 and which arose prior to our emergence from bankruptcy are (1) subject to the compromise and/or treatment provided for in the Plan of Reorganization and/or (2) discharged in accordance with the Bankruptcy Code, the terms of the Plan of Reorganization and the Bankruptcy Court’s order confirming the Plan of Reorganization, or the Confirmation Order. Pursuant to the terms of the Plan of Reorganization, the provisions of the Plan of Reorganization constitute a good faith compromise or settlement, or resolution of, all such claims and the Confirmation Order, as well as other orders resolving objections to claims, constitute the Bankruptcy Court’s approval of the compromise, settlement or resolution arrived at with respect to all such claims. Circumstances in which claims and other obligations that arose prior to our emergence from bankruptcy may not have been discharged include instances where the Plan of Reorganization provides for reinstatement of such claims, or where a claimant had inadequate notice of the Bankruptcy Filing. As such, some parties whose claims were expunged during the bankruptcy or discharged by the Plan of Reorganization and Confirmation Order may seek to re-assert their claims in state or federal court. While the terms of the Plan of Reorganization and the Bankruptcy Court’s orders generally foreclose that reassertion, there are limited instances, such as where a court finds an insufficient notice of the bankruptcy, in which a plaintiff may be able to proceed despite an expungement or discharge. In that event, the continuation of such a lawsuit could have a material adverse effect on us.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

We may be subject to litigation and infringement claims, which could cause us to incur significant expenses or prevent us from selling our products or services.

From time to time, we receive notices and claims from third parties asserting that our proprietary or licensed products, systems and software infringe their intellectual property rights. There can be no assurance that the number of these notices and claims will not increase in the future or that we do not in fact infringe those intellectual property rights. Irrespective of the merits of these claims, any resulting litigation could be costly and time consuming and could divert the attention of management and key personnel from other business issues. The complexity of the technology involved and the uncertainty of intellectual property litigation increase these risks. These matters may result in any number of outcomes for us, including entering into licensing agreements, redesigning our products to avoid infringement, being enjoined from selling products that are found to infringe, paying damages if products are found to infringe and indemnifying customers from infringement claims as part of our contractual obligations. Royalty or license agreements may be very costly and we may be unable to obtain royalty or license agreements on terms acceptable to us or at all. Such agreements may cause operating margins to decline.

In addition, some of our employees previously have been employed at other companies that provide similar products and services. We may be subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. These claims and other claims of patent or other intellectual property infringement against us could materially adversely affect our operating results.

We have made and will likely continue to make investments to license and/or acquire the use of third-party intellectual property rights and technology as part of our strategy to manage this risk, but there can be no assurance that we will be successful or that any costs relating to such activity will not be material. We may also be subject to additional notice, attribution and other compliance requirements to the extent we incorporate open source software into our applications. In addition, third parties have claimed, and may in the future claim, that a customer’s use of our products, systems or software infringes the third-party’s intellectual property rights. Under certain circumstances, we may be required to indemnify our customers for some of the costs and damages related to such an infringement claim. Any indemnification requirement could have a material adverse effect on our business and our operating results.

Upon our emergence from bankruptcy, the composition of our board of directors will change significantly.

Pursuant to the Plan of Reorganization, the composition of our board of directors will change significantly. Upon the Emergence Date, our new board of directors will be composed of seven to nine directors selected by the holders of our first lien debt, one of whom will be our new CEO, Jim Chirico, the only member who will have previously served on the board of directors. The new directors are likely to have different backgrounds, experiences and perspectives from those individuals who previously served on the board of directors and may have different views on the issues that will determine the future of the Company. As a result, the future strategy and plans of the Company may differ materially from those of the past.

Additionally, the ability of our new directors to quickly expand their knowledge of our business plans, operations, strategies and our technologies will be critical to their ability to make informed decisions about our strategy and operations, particularly given the competitive environment in which our business operates. If our board of directors is not sufficiently informed to make such decisions, our ability to compete effectively and profitably could be adversely affected.

We have a significant number of foreign subsidiaries with whom we have entered into many related party transactions. Our relationship with these entities could adversely affect us in the event of their bankruptcy or similar insolvency proceeding.

We have historically entered into many transactions with our affiliates. These transactions include financial guarantees and other credit support arrangements, including letters of comfort to such affiliates pursuant to which

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

we undertake to provide financial support to these affiliates and adequate resources as required to ensure that they are able to meet certain liabilities and local solvency requirements. We are currently party to many such affiliate transactions, and it is likely we will enter into new and similar affiliate transactions in the future.

In the event that any of these affiliates become bankrupt or insolvent, there can be no assurance that a court or other foreign tribunal, liquidator, monitor, trustee or similar party would not seek to enforce these intercompany arrangements and guarantees or otherwise seek relief against us and our other affiliates. If any of our material foreign subsidiaries (e.g., subsidiaries that hold a significant number of our customer contracts, or that are the parent company of other material subsidiaries) becomes subject to a bankruptcy, liquidation or similar insolvency proceeding, such proceeding could have a material adverse effect on our business and results of operations.

We may be adversely affected by environmental, health and safety, laws, regulations, costs and other liabilities.

We are subject to a wide range of federal, state, local, and international governmental requirements relating to the discharge of substances into the environment, protection of the environment and worker health and safety. If we violate or fail to comply with these requirements, we could be fined or otherwise sanctioned by regulators, lose customers and damage our reputation, which could have an adverse effect on our business. The Federal Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, and comparable state statutes impose liability, without regard to fault or legality of the original conduct, on classes of persons that are considered to have contributed to the release of a hazardous substance into the environment. Such classes of persons include the current and past owners or operators of sites where a hazardous substance was released, and companies that disposed or arranged for disposal of hazardous substances at off-site locations such as landfills. Under CERCLA, these persons may be subject to strict, joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources, and it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. We currently own or formerly owned several properties or facilities that for many years were used for industrial activities, including the manufacture of electronics equipment. These properties and the substances disposed or released on them may be subject to CERCLA, the Resource Conservation and Recovery Act and analogous state or foreign laws. For example, we are presently involved in remediation efforts at several currently or formerly owned sites related to historical site use which we do not believe will have a material impact on our business or operations. We are also subject to various local, federal and international laws and regulations regarding the materials content and electrical design of our products that require us to be financially responsible for the collection, treatment, recycling and disposal of those products. For example, the EU has adopted the Restriction on Hazardous Substances and Waste Electrical and Electronic Equipment Directive, with similar laws and regulations being enacted in other regions. Effective in May 2014, the United States requires companies to begin publicly disclosing their use of conflict minerals that originated in the Democratic Republic of the Congo, or an adjoining country. Additionally, requirements such as the EU Energy Labelling Directive, impose requirements relating to the energy efficiency of our products. Our failure or the undetected failure of our supply chain to comply with existing or future environmental, health and safety requirements could subject us to liabilities exceeding our reserves or adversely affect our business, operations or financial condition.

In addition, a number of climate change regulations and initiatives are either in force or pending at the local, federal and international levels. Although it is not possible at this time to predict how legislation or new regulations that may be adopted to address greenhouse emissions would impact our business, our operations and our supply chain could face increased climate change-related regulations, modifications to transportation to meet lower emission requirements and changes to types of materials used for products and packaging to reduce emissions, increased utility costs to address cleaner energy technologies, increased costs related to severe weather events and emissions reductions associated with operations, business travel or products. These yet-to-be defined costs and changes to operations could have a financial impact on our business and result in an adverse impact on our operating results.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

Risks Related to Our Indebtedness

We may not be able to generate sufficient cash to service all of our indebtedness and our other ongoing liquidity needs, and we may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or to refinance our debt obligations and to fund our planned capital expenditures, acquisitions and other ongoing liquidity needs depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. There can be no assurance that we will maintain a level of cash flow from operating activities in an amount sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness. If our cash flow and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, or to seek additional capital or restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. Avaya Inc.’s credit facilities restrict the ability of Avaya Inc. and its restricted subsidiaries to dispose of assets and use the proceeds from the disposition. Accordingly, we may not be able to consummate those dispositions or to obtain any proceeds on terms acceptable to us or at all, and any such proceeds may not be adequate to meet any debt service obligations when due.

Our degree of leverage could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk on our variable rate debt and prevent us from meeting obligations on our indebtedness.

In connection with the Restructuring, we expect to enter into various exit financing arrangements which could impact our degree of leverage.

Our degree of leverage could have consequences, including:

•	making it more difficult for us to make payments on our indebtedness;

•	increasing our vulnerability to general economic and industry conditions;

•	requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, thereby reducing our ability to use our cash flow to fund our operations, capital expenditures and future business opportunities;

•	exposing us to the risk of increased interest rates as borrowings under Avaya Inc.’s credit facilities and certain of our foreign subsidiaries’ credit facilities to the extent such facilities have variable rates of interest;

•	limiting our ability to make strategic acquisitions and investments;

•	limiting our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes;

•	limiting our ability to refinance our indebtedness as it becomes due; and

•	limiting our ability to adjust to changing market conditions and placing us at a competitive disadvantage compared to our competitors who are less highly leveraged.

Our ability to continue to fund our obligations and to reduce debt may be affected by general economic, financial market, competitive, legislative and regulatory factors, among other things. An inability to fund our debt requirements or reduce debt could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

Despite our level of indebtedness, we and our subsidiaries may be able to incur additional indebtedness. This could further exacerbate the risks associated with our degree of leverage.

We and our subsidiaries may be able to incur additional indebtedness in the future. Although the credit facilities contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions, and any indebtedness incurred in compliance with these restrictions could be substantial. To the extent new debt is added to our and our subsidiaries’ currently anticipated debt levels, the related risks that we and our subsidiaries face could intensify.

Our debt agreements contain restrictions that limit in certain respects our flexibility in operating our business.

Our debt agreements contain various covenants that limit our ability to engage in specific types of transactions and we expect our exit financing arrangements to be entered into in connection with the Restructuring to contain similar covenants. These covenants limit our and our restricted subsidiaries’ ability to:

•	incur or guarantee additional debt and issue or sell certain preferred stock;

•	pay dividends on, redeem or repurchase our capital stock;

•	make certain acquisitions or investments;

•	incur or assume certain liens;

•	enter into transactions with affiliates; and

•	sell assets to, or merge or consolidate with, another company.

A breach of any of these covenants could result in a default under our debt instruments.

We we are currently in Chapter 11 proceedings and there is no assurance we will be able to refinance all or any portion of our or our subsidiaries’ debt in the future. If we were unable to repay or otherwise refinance these borrowings and loans when due, the applicable secured lenders could proceed against the collateral granted to them to secure that indebtedness, which could force us into bankruptcy or liquidation. In the event our lenders accelerate the repayment of our or our subsidiaries’ borrowings, we and our subsidiaries may not have sufficient assets to repay that indebtedness.

A ratings downgrade or other negative action by a ratings organization could adversely affect our cost of capital.

Credit rating agencies continually revise their ratings for companies they follow. The condition of the financial and credit markets and prevailing interest rates have been, and will continue to be, subject to fluctuation. In addition, developments in our business and operations could lead to a ratings downgrade for Avaya Inc. Any such fluctuation in our credit rating may impact our ability to access debt markets in the future or increase our cost of future debt which could have a material adverse effect on our operations and financial condition, which in return may adversely affect the trading price of shares of our common stock.

Risks Related to Ownership of Our Common Stock

An active trading market for our common stock may not develop.

Prior to this registration statement, there has been no public market for our common stock. Although we intend to apply to list our common stock on a national securities exchange in the future, an active trading market for our common stock may never develop or be sustained following this registration statement. If the market does not develop or is not sustained, it may be difficult for shareholders to sell shares of common stock at a price that is attractive or at all. In addition, an inactive market may impair our ability to raise capital by selling shares and may impair our ability to acquire other companies by using our shares as consideration, which, in turn, could materially adversely affect our business.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

The price of our common stock may be volatile and fluctuate substantially.

We expect to list our common stock on a national securities exchange post-emergence from bankruptcy. If and when listed on a national securities stock exchange, the market price of our common stock is likely to be highly volatile and may fluctuate substantially due to the following factors (in addition to the other risk factors described in this section):

•	actual or anticipated fluctuations in our results of operations;

•	variance in our financial performance from the expectations of equity research analysts;

•	conditions and trends in the markets we serve;

•	announcements of significant new services or products by us or our competitors;

•	additions of or changes to key employees;

•	changes in market valuations or earnings of our competitors;

•	the trading volume of our common stock;

•	future sales of our equity securities;

•	changes in the estimation of the future sizes and growth rates of our markets;

•	legislation or regulatory policies, practices or actions; and

•	general economic conditions.

In addition, the stock markets in general have experienced extreme price and volume fluctuations that have at times been unrelated or disproportionate to the operating performance of the particular companies affected. These market and industry factors may materially harm the market price of our common stock irrespective of our operating performance.

We are a holding company and rely on dividends, distributions and other payments, advances and transfers of funds from our subsidiaries to meet our obligations.

We have no direct operations and derive all of our cash flow from our subsidiaries. Because we conduct our operations through our subsidiaries, we depend on those entities for dividends and other payments or distributions to meet our obligations. The deterioration of the earnings from, or other available assets of, our subsidiaries for any reason could limit or impair their ability to pay dividends or other distributions to us.

We currently do not intend to pay dividends on our common stock.

Following the completion of this registration, we do not anticipate that we will pay any cash dividends on shares of our common stock for the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend on results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant.

If securities or industry analysts do not publish research or reports or publish unfavorable research or reports about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us, our business, our market or our competitors. We may not obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our stock could be negatively impacted. In the event we obtain securities or industry analyst coverage, if one or more of the analysts who covers us publishes unfavorable research or reports or downgrades our stock, our stock price would likely decline. If one or more of these analysts ceases to cover us or fails to regularly publish reports on us, interest in our stock could decrease, which could cause our stock price or trading volume to decline.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

ITEM 2.	FINANCIAL INFORMATION

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The Company is a holding company and has no material assets or stand-alone operations other than the ownership in Avaya Inc. and its subsidiaries. See discussion in Note 1, “Description of Business,” to our audited Consolidated Financial Statements included elsewhere in this registration statement for further details.

The selected historical consolidated financial data set forth below as of and for the nine months ended June 30, 2017 and 2016 have been derived from our unaudited Consolidated Financial Statements and related notes included elsewhere in this registration statement. The selected historical consolidated balance sheet data set forth below as of September 30, 2016 and 2015 and statement of operations for the fiscal years ended September 30, 2016, 2015 and 2014 have been derived from our audited Consolidated Financial Statements and related notes included elsewhere in this registration statement. The selected historical consolidated financial data set forth below as of September 30, 2014 and as of and for the fiscal years ended September 30, 2013 and 2012 has been derived from Consolidated Financial Statements that are not included in this registration statement.

The selected historical consolidated financial data set forth below should be read in conjunction with our audited Consolidated Financial Statements and the related notes and the “—Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our financial information may not be indicative of future performance.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

	Nine months ended June 30,		Fiscal years ended September 30,
	2017	2016	2016	2015	2014	2013	2012
	(in millions, except per share amounts)
STATEMENT OF OPERATIONS DATA:
REVENUE
Products	$1,094	$1,286	$1,755	$2,029	$2,196	$2,337	$2,672
Services	1,388	1,458	1,947	2,052	2,175	2,241	2,347

	2,482	2,744	3,702	4,081	4,371	4,578	5,019

COSTS
Products:
Costs (exclusive of amortization of acquired technology intangible assets)	395	461	630	744	854	963	1,145
Amortization of acquired technology intangible assets	16	22	30	35	56	63	192
Services	567	599	797	872	962	1,022	1,134

	978	1,082	1,457	1,651	1,872	2,048	2,471

GROSS PROFIT	1,504	1,662	2,245	2,430	2,499	2,530	2,548

OPERATING EXPENSES
Selling, general and administrative	941	1,084	1,413	1,432	1,531	1,512	1,617
Research and development	181	211	275	338	379	445	464
Amortization of acquired intangible assets	170	170	226	226	227	228	227
Impairment of indefinite-lived intangible assets	65	—	100	—	—	—	—
Goodwill impairment	52	—	442	—	—	—	—
Restructuring charges, net	22	88	105	62	165	200	147
Acquisition-related costs	—	—	—	1	—	1	4

	1,431	1,553	2,561	2,059	2,302	2,386	2,459

OPERATING INCOME (LOSS)	73	109	(316)	371	197	144	89
Interest expense	(229)	(353)	(471)	(452)	(459)	(467)	(432)
Loss on extinguishment of debt	—	—	—	(6)	(5)	(6)	—
Other income (expense), net	2	63	68	(11)	3	(25)	(29)
Reorganization items, net	(77)	—	—	—	—	—	—

LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	(231)	(181)	(719)	(98)	(264)	(354)	(372)
Benefit from (provision for) income taxes	22	(66)	(11)	(70)	(51)	35	4

LOSS FROM CONTINUING OPERATIONS	(209)	(247)	(730)	(168)	(315)	(319)	(368)
Income (loss) from discontinued operations, net of income taxes	—	—	—	—	62	(57)	14

NET LOSS	(209)	(247)	(730)	(168)	(253)	(376)	(354)
Less: Accretion and accrued dividends on Series A and Series B preferred stock	(23)	(34)	(41)	(46)	(45)	(43)	(71)

NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS	$(232)	$(281)	$(771)	$(214)	$(298)	$(419)	$(425)

Basic and diluted (loss) earnings per share attributable to common stockholders:
Loss from continuing operations per common share—basic and diluted	$(0.47)	$(0.56)	$(1.54)	$(0.43)	$(0.73)	$(0.74)	$(0.90)
Income (loss) from discontinued operations per common share—basic and diluted	—	—	—	—	0.13	(0.12)	0.03

Net loss per common share—basic and diluted	$(0.47)	$(0.56)	$(1.54)	$(0.43)	$(0.60)	$(0.86)	$(0.87)

Weighted average common shares outstanding—basic and diluted	497.0	501.4	500.7	499.7	495.4	489.8	489.6

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

BALANCE SHEET DATA (at end of period):
Cash and cash equivalents	$729	$269	$336	$323	$322	$289	$338
Intangible assets, net	349	782	617	970	1,224	1,497	1,787
Goodwill	3,541	4,072	3,629	4,074	4,047	4,048	4,055
Total assets(1)	5,866	6,432	5,821	6,836	7,179	7,577	8,104
Total debt (excluding capital lease obligations)(1)	725	5,999	6,018	5,967	5,968	6,014	6,042
Liabilities subject to compromise	7,904	—	—	—	—	—	—
Equity awards on redeemable shares	6	20	6	19	21	5	—
Preferred stock, Series B	387	366	371	338	300	263	227
Preferred stock, Series A	182	173	175	167	159	151	144
Total stockholders’ deficiency	(5,209)	(4,346)	(5,023)	(4,001)	(3,621)	(3,138)	(2,843)
STATEMENTS OF CASH FLOWS DATA:
Net cash provided by (used in) continuing operations:
Operating activities	$125	$30	$113	$215	$35	$131	$16
Investing activities	(120)	(80)	(100)	(129)	(33)	(113)	(283)
Financing activities	387	3	9	(53)	(60)	(79)	155
OTHER FINANCIAL DATA:
EBITDA	$259	$448	$125	$724	$627	$566	$622
Adjusted EBITDA(2)	641	656	940	900	898	922	946
Capital expenditures	40	74	94	124	134	110	92
Capitalized software development costs	2	2	2	—	1	14	35

(1)	Unamortized debt issuance costs originally presented within other current assets and other assets, were reclassified as a reduction of debt maturing within one year and long-term debt, respectively upon adoption of ASU 2013-3 in the second quarter of fiscal 2015. See Note 3, “Recent Accounting Pronouncements—New Standards Recently Adopted—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs” to our audited Consolidated Financial Statements for further details.
(2)	Adjusted EBITDA is calculated as disclosed herein. See “—Management’s Discussion and Analysis of Financial Condition and Results of Operations—EBITDA and Adjusted EBITDA” for a definition and explanation of Adjusted EBITDA and reconciliation of loss from continuing operations to Adjusted EBITDA.

The following are the significant items affecting the comparability of the selected historical consolidated financial data for the periods presented:

Reorganization items, net—Reorganization items, net represent amounts incurred subsequent to the Bankruptcy Filing as a direct result of the Bankruptcy Filing and are comprised of professional fees and DIP Credit Agreement financing costs. In connection with the Bankruptcy Filing, we recognized reorganization items, net of $77 million for the nine months ended June 30, 2017.

Goodwill impairment—The Company tests goodwill for impairment at the reporting unit level annually each July 1st and more frequently if events occur or circumstances change that indicate that the fair value of a reporting unit may be below its carrying value. If the fair value of a reporting unit is below its carrying value, the implied fair value of the reporting unit is compared to the carrying value of that goodwill and a loss is recognized to the extent the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of the goodwill.

(a)	As a result of the sale of certain assets and liabilities of the Company’s Networking segment in July 2017 to Extreme Networks, Inc., the Company reclassified $134 million of assets and $54 million of liabilities to held for sale as of June 30, 2017. It was determined that the fair value of the Networking services component of the Global Support Services reporting unit was $80 million, which was less than its carrying value of $132 million. Accordingly, the Company recorded an impairment to goodwill of $52 million associated with the Networking services component of the Global Support Services reporting unit for the three months ended June 30, 2017.
(b)	Goodwill impairment in fiscal 2016 was $442 million associated with the Unified Communication reporting unit. At July 1, 2016, the Company performed its annual goodwill impairment test and

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

determined that the carrying amount of the reporting unit’s goodwill exceeded its implied fair value resulting in an impairment to goodwill of $442 million. The impairment was primarily the result of the continued customer cutbacks in investments in unified communication products. The reduced valuation of the reporting unit reflects additional market risks and lower sales forecasts for the reporting unit, which is consistent with the lack of customers’ willingness to spend on unified communication products such as endpoints, gateways, Nortel and Tenovis products, servers and SME Telephony products.

Divestitures—In order to remain focused on our business objectives, we have divested ourselves of two businesses that we obtained as part of larger acquisitions and that were not considered core to our ongoing operations or to the needs of our primary-customer base.

•	On March 31, 2014, we completed the sale of our IT Professional Services (“ITPS”) business for a final sales price of $101 million, inclusive of $3 million of working capital adjustments and net of $2 million in costs to sell. As a result of the divestiture of the ITPS business, the results of operations, cash flows, and assets and liabilities of this business have been classified as discontinued operations in all periods presented. Income from discontinued operations for fiscal 2014 includes the gain on the sale of the ITPS business of $52 million. Loss from discontinued operations for fiscal 2013 includes an $89 million impairment charge to the goodwill of the ITPS business.

•	On July 31, 2014, we sold the Technology Business Unit (“TBU”), which we acquired as part of our acquisition of RADVISION Ltd., or Radvision, and recognized a $14 million gain on the sale, which is included in other income (expense), net. TBU is a software development business that licenses technologies to developers for their use and integration into their own products and includes protocol stacks, client framework solutions and network testing and monitoring tools.

Costs in connection with certain legal matters—Costs in connection with certain legal matters includes reserves and settlements, as well as associated legal costs. Costs in connection with certain legal matters was $106 million for the nine months ended June 30, 2016 and fiscal 2016 with $104 million included in SG&A expense and $2 million in costs.

Refinancing, Interest Expense, and Loss on Extinguishment of Debt—During fiscal 2015, 2014 and 2013, Avaya Inc. completed a series of transactions which allowed Avaya Inc. to refinance certain of its debt arrangements under its senior secured credit facility dated October 27, 2007 (“Senior Secured Credit Agreement”) and our senior secured asset-based revolving credit facility (“Domestic ABL”). See Note 10, “Financing Arrangements” to our audited Consolidated Financial Statements for further details regarding our financing arrangements. These transactions included:

•	During fiscal 2013, Avaya Inc. completed a series of transactions which allowed Avaya Inc. to refinance (1) all of Avaya Inc. senior secured term B-1 loans (“term B-1 loans”) outstanding under Avaya Inc.’s Senior Secured Credit Agreement originally due October 26, 2014, and (2) $642 million of Avaya Inc. 9.75% senior unsecured cash-pay notes and $742 million of Avaya Inc. senior unsecured paid-in-kind (“PIK”) toggle notes each originally due November 1, 2015. These transactions extended the maturity date of the $2.8 billion of refinanced debt by an additional three to six years and increased the associated interest rate.

•	During fiscal 2014, Avaya Inc. entered into refinancing transactions which lowered the interest rate of certain debt. On February 5, 2014, Avaya Inc. completed an amendment to the Senior Secured Credit Agreement pursuant to which we refinanced $1,138 million aggregate principal amount of senior secured term B-5 loans (“term B-5 loans”) with the cash proceeds from the issuance of senior secured term B-6 loans (“term B-6 loans”). On May 15, 2014, we redeemed 100% of the remaining aggregate principal amount of our 9.75% senior unsecured cash-pay notes due 2015 and 10.125%/10.875% senior unsecured PIK toggle notes due 2015 at a redemption price of 100% of the principal amount thereof, plus accrued and unpaid interest, or $92 million and $58 million, respectively. The redemption price was funded through cash on-hand of $10 million and borrowings of $140 million under our revolving credit facilities.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

•	On May 29, 2015, Avaya Inc. completed an amendment to the Senior Secured Credit Agreement pursuant to which Avaya Inc. refinanced a portion of its outstanding term B-3, term B-4 and term B-6 loans in exchange for and with the proceeds from the issuance of $2,125 million in principal amount of senior secured term B-7 loans (“term B-7 loans”) maturing May 29, 2020. On June 4, 2015, Avaya Inc. completed an amendment to the Domestic ABL which, among other things: (i) extended the stated maturity of the facility from October 26, 2016 to June 4, 2020 (subject to certain conditions specified in the Domestic ABL), (ii) increased the sublimit for letter of credit issuances under the Domestic ABL from $150 million to $200 million, and (iii) amended certain covenants and other provisions of the existing agreement. At the same time, certain foreign subsidiaries of the Company (the “Foreign Borrowers”), Citibank and the lenders party thereto entered into a new senior secured foreign asset-based revolving credit facility (the “Foreign ABL”) which matures June 4, 2020 (subject to certain conditions specified in the Foreign ABL). On June 5, 2015, Avaya Inc. permanently reduced the revolving credit commitments under the Senior Secured Credit Agreement from $200 million to $18 million and all letters of credit outstanding under the Senior Secured Credit Agreement were transferred to the Domestic ABL.

•	In connection with the refinancing transactions, we recognized a loss on extinguishment of debt of $6 million, $5 million and $6 million in fiscal 2015, 2014 and 2013, respectively.

•	These refinancing transactions impacted the interest we pay on the related debt. As of September 30, 2016, 2015 and 2014, the weighted average interest rate of the Company’s outstanding debt was 7.3%, 7.3% and 6.9%, respectively.

•	Effective January 19, 2017, the Company ceased recording interest expense on outstanding pre-petition debt classified as liabilities subject to compromise. Contractual interest expense represents amounts due under the contractual terms of outstanding debt, including debt subject to compromise. For the period from January 19, 2017 through June 30, 2017, contractual interest expense related to debt subject to compromise of $201 million has not been recorded, as it is not expected to be an allowed claim under the Bankruptcy Filing.

Restructuring Charges and Cost Saving Initiatives—We have maintained our focus on profitability levels and investing in our future results. In connection with our acquisition of the enterprise business solutions business (“NES”) of Nortel Networks Corporation, our acquisition of Radvision and in response to global economic conditions, the Company initiated cost savings programs designed to streamline its operations, generate cost savings, and eliminate overlapping processes and expenses. These cost savings programs have included: (1) reducing headcount, (2) relocating certain job functions to lower cost geographies, including service delivery, customer care, R&D, human resources and finance, (3) eliminating real estate costs associated with unused or under-utilized facilities and (4) implementing gross margin improvement and other cost reduction initiatives. In connection with these cost savings programs we recognized restructuring charges of $22 million and $88 million for the nine months ended June 30, 2017 and 2016, respectively and $105 million, $62 million, $165 million, $200 million and $142 million for fiscal 2016, 2015, 2014, 2013 and 2012, respectively. These costs include employee separation charges such as, but not limited to, severance and employment benefit payments, social pension fund payments, and healthcare and unemployment insurance costs to be paid to or on behalf of the affected employees. The related restructuring costs also include the contractual future lease payments and payments made under lease termination agreements associated with vacated facilities. As of June 30, 2017, the remaining liability associated with these actions was $95 million, including amounts reported within liabilities held for sale and liabilities subject to compromise in the Consolidated Balance Sheets. The Company continues to evaluate opportunities to streamline its operations and identify cost savings globally and may take additional restructuring actions in the future, the costs of which could be material. See Note 9, “Business Restructuring Reserves and Programs” to our audited Consolidated Financial Statements for further details regarding our business restructuring programs.

HP Capital Lease—On August 20, 2014, we signed an agreement with HP Enterprise Services, LLC, or HP, pursuant to which the Company outsources to HP certain delivery services in order to scale our operational

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

capacity to serve cloud demand of customers. In connection with that agreement in fiscal 2014, HP acquired specified assets owned by the Company for $40 million which are being leased-back by Avaya under a capital lease. During fiscal 2015, the Company received $22 million in cash proceeds in connection with the sale of equipment used in the performance of services under this agreement which are being leased-back by Avaya under a capital lease. As of June 30, 2017, our capital lease obligations associated with this agreement were $28 million and included $12 million included in liabilities subject to compromise.

Amortization of Acquired Intangible Assets—We recorded amortization of acquired intangible assets of $186 million and $192 million for the nine months ended June 30, 2017 and 2016, respectively, and $256 million, $261 million, $283 million, $291 million and $419 million for fiscal 2016, 2015, 2014, 2013 and 2012, respectively. Amortization of acquired intangible assets represents the amortization of acquired technologies, customer relationships and other intangibles.

Changes in Estimated Lives and Salvage Value of Property—In addition to the restructuring charges associated with vacated facilities under operating leases discussed above, the Company also sold four Company-owned and underutilized facilities in order to reduce its real estate costs. During fiscal 2014, in anticipation of selling a Company-owned facility, additional depreciation of $6 million, $24 million and $5 million was recognized and included in cost of revenue, SG&A expense, and R&D, respectively. During fiscal 2013, in anticipation of selling a Company-owned facility, additional depreciation of $21 million was recognized as SG&A expenses. The additional depreciation was the result of changes to the estimated salvage value and useful life of the facility made to be consistent with the estimated proceeds and timing of the contemplated sale of the facility. The other two formerly owned facilities, prior to being sold, were written down to their net realizable value in fiscal 2012 resulting in $5 million of impairment losses which is included in restructuring and impairment charges, net.

Series B Convertible Preferred Stock—In May 2012, the Company issued 48,922 shares of Series B Convertible Preferred Stock (with detachable warrants) for gross proceeds of $196 million, in order to fund, in part, the acquisition of Radvision. Because the terms of the Series B Convertible Preferred Stock contain an embedded derivative as defined by GAAP, the fair value of that derivative must be recognized as a liability at each balance sheet date, and any change in the fair value of the embedded derivative must be recognized in the Company’s operating results. Included in other (expense) income, net is $56 million for the nine months ended June 30, 2016 and $73 million, $(24) million, $(22) million, $(11) million and $(6) million representing the change in the fair value of the embedded derivative for fiscal 2016, 2015, 2014, 2013 and 2012, respectively. See discussion in Note 16, “Capital Stock” to our audited Consolidated Financial Statements for further details on our preferred stock.

Income Taxes—Benefit from (provision for) income taxes of continuing operations was $22 million and $(66) million for the nine months ended June 30, 2017 and 2016, respectively, and $(11) million, $(70) million, $(51) million, $35 million and $4 million, for fiscal 2016, 2015, 2014, 2013 and 2012, respectively. The effective income tax rate differed from the U.S. federal statutory rate for the periods presented due to the following significant items:

•	Changes in Valuation Allowance of Deferred Tax Assets—In fiscal 2009, the Company, in assessing the requirement for a valuation allowance against its U.S. deferred tax assets determined that it was not more likely than not that our U.S. net deferred tax assets would be realized. Accordingly, a valuation allowance against our U.S. net deferred tax assets was provided. In each subsequent fiscal year additional valuation allowances were provided against the net increase in the Company’s deferred tax asset balance in the U.S. and certain foreign jurisdictions. Net operating losses comprised the most significant increase in deferred tax net deferred tax assets. The Company’s income tax provision for the fiscal years presented primarily relates to earnings of certain profitable foreign tax jurisdictions.

•	Effect of Changes in Other Comprehensive Income—During fiscal 2013 and 2012, we recognized tax charges to other comprehensive income of $126 million and $62 million, respectively. As a result of the tax charges recognized in other comprehensive income, we recognized a corresponding income tax benefit in the Consolidated Statements of Operations.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

•	Effect of Tax Charge to Discontinued Operations—During fiscal 2012, we recorded a tax charge of $12 million to discontinued operations. As a result of the tax charge recognized in discontinued operations, we recognized a corresponding income tax benefit in continuing operations.

Total Debt (excluding Capital Lease)—In connection with the Bankruptcy Filing on January 19, 2017, the Company entered into the DIP Credit Agreement, which provides a $725 million term loan facility due January 2018 and a cash collateralized letter of credit facility in an aggregate amount equal to $150 million. Accordingly, this amount is included in current liabilities as of June 30, 2017. See Note 7, “Financing Arrangements” to our unaudited Consolidated Financial Statements for further details regarding our financing arrangements.

Liabilities Subject to Compromise—See Note 3, “Liabilities Subject to Compromise” to our unaudited Consolidated Financial Statements for details regarding our liabilities subject to compromise.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The following presents the unaudited pro forma consolidated balance sheet as of June 30, 2017, and the unaudited pro forma consolidated statements of operations for the fiscal year ended September 30, 2016 and nine months ended June 30, 2017.

The unaudited pro forma consolidated financial statements have been developed by applying pro forma adjustments to the historical Consolidated Balance Sheet and Consolidated Statements of Operations of Avaya Holdings Corp. appearing elsewhere in this registration statement. The unaudited pro forma Consolidated Balance Sheet as of June 30, 2017 gives effect to the Restructuring as contemplated by the Plan of Reorganization filed on                     , 2017 and emergence from chapter 11 cases and the application of fresh start accounting as if it had occurred on June 30, 2017. The unaudited pro forma Consolidated Statements of Operations for the fiscal year ended September 30, 2016 and nine months ended June 30, 2017 gives effect to the Restructuring as contemplated by the Plan of Reorganization filed on                     , 2017 and emergence from chapter 11 cases and the application of fresh start accounting as if it had occurred on October 1, 2015. All pro forma adjustments and underlying assumptions are described more fully in the notes to the unaudited pro forma consolidated financial statements.

The pro forma information presented is for illustrative purposes only and is not necessarily indicative of the financial position or results of operations that would have been realized if the Restructuring had been completed on the dates indicated, nor is it indicative of future operating results. In addition, there may be changes to the proposed Plan of Reorganization prior to approval by the Bankruptcy Court and those changes may be material. The pro forma adjustments are based upon available information and certain assumptions that management believes to be reasonable. The actual amounts to be recorded as of the effective date of emergence may be materially different from these estimates. In addition, the historical consolidated financial statements will not be comparable to the financial statements following emergence from chapter 11 cases due to the effects of the consummation of the Plan of Reorganization as well as adjustments for fresh start accounting.

The Plan of Reorganization provides for the following treatments for certain creditor and equity classes:

•	First lien debt claims: pro rata share of (i) new secured debt (or cash to the extent such debt is partially or fully syndicated) to be issued in connection with the Restructuring and (ii) 90.5% of the reorganized Avaya Holdings’ common stock (subject to dilution by the issuance of warrants for second lien notes claims and by the post-Emergence Date Management Equity Incentive Plan, the terms of which remain subject to ongoing negotiations but will be disclosed prior to the Debtors’ emergence from Chapter 11) less the General Unsecured Recovery Cash Pool and the General Unsecured Recovery Equity Reserve.

•	Second lien notes claims: pro rata share of 4.0% of the reorganized Avaya Holdings’ common stock and warrants to purchase additional common stock (the common stock subject to dilution by the issuance of such warrants and by the post-Emergence Date Management Equity Incentive Plan).

•	General unsecured claims: pro rata share of the $58 million General Unsecured Recovery Cash Pool, which the general unsecured creditors may irrevocably elect to receive as reorganized Avaya Holdings’ common stock (subject to dilution by the issuance of warrants for second lien notes claims and by the post-Emergence Date Management Equity Incentive Plan) or cash proceeds (pursuant to an election submitted prior to the applicable voting deadline).

•	Claims of the PBGC in connection with the termination of the APPSE: (i) $340 million in cash and (ii) 5.5% of the reorganized Avaya Holdings’ common stock (subject to dilution by the issuance of warrants for the second lien notes claims and by the post-Emergence Date Management Equity Incentive Plan).

•	Pre-emergence equity interests in Avaya Holdings: cancelled.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

AS OF JUNE 30, 2017

(in millions, except per share amounts)

	Historical Avaya Holdings Corp.	Reorganization Adjustments		Fresh Start Adjustments		Pro Forma Avaya Holdings Corp.
ASSETS
Current assets:
Cash and cash equivalents	$729	$(379)	(1c)	$—		$350
Accounts receivable, net	469	—		—		469
Inventory	101	—		39	(2c)	140
Other current assets	264	—		—		264
Assets held for sale	134	(72)	(1c)	—		62

TOTAL CURRENT ASSETS	1,697	(451)		39		1,285

Property, plant and equipment, net	205	—		—		205
Intangible assets, net	349	—		2,961	(2a)	3,310
Goodwill	3,541	—		(405)	(2a)	3,136
Other assets	74	6	(1a)	—		80

TOTAL ASSETS	$5,866	$(445)		$2,595		$8,016

LIABILITIES
Current liabilities:
Debt maturing within one year	$725	$(725)	(1c)	$—		$—
Accounts payable	253	(27)	(1c)	—		226
Payroll and benefit obligations	113	35	(1f)	—		148
Deferred revenue	538	105	(1f)	(240)	(2b)	403
Business restructuring reserve, current portion	39	5	(1f)	—		44
Other current liabilities	88	—		—		88
Liabilities held for sale	54	—		—		54

TOTAL CURRENT LIABILITIES	1,810	(607)		(240)		963

Liabilities subject to compromise	7,904	(7,904)	(1f)	—		—
Long term debt	—	2,831	(1a)	—		2,831
Pension obligations	563	312	(1f)	—		875
Other postretirement obligations	—	240	(1f)	—		240
Deferred income taxes, net	31	(478)	(3)	1,026	(3)	579
Business restructuring reserve, non-current portion	37	—		—		37
Other liabilities	155	208	(1f)	(32)	(2b)	354
		23	(3)

TOTAL NON-CURRENT LIABILITIES	8,690	(4,768)		994		4,916

Commitments and contingencies
Equity awards on redeemable shares	6	(6)	(1e)	—		—
Preferred stock
Series A	182	(182)	(1e)	—		—
Series B	387	(387)	(1e)	—		—
STOCKHOLDERS’ (DEFICIENCY) EQUITY
Common stock	—	—		—		—
Additional paid-in capital	2,397	(260)	(1b,d,e)	—		2,137
Accumulated deficit	(5,981)	5,765	(1)	216	(2)	—
Accumulated other comprehensive loss	(1,625)	—		1,625	(2)	—

TOTAL STOCKHOLDERS’ (DEFICIENCY) EQUITY	(5,209)	5,505		1,841		2,137

TOTAL LIABILITIES AND STOCKHOLDERS’ (DEFICIENCY) EQUITY	$5,866	$(445)		$2,595		$8,016

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FISCAL YEAR ENDED SEPTEMBER 30, 2016

(in millions, except per share amounts)

	Historical Avaya Holdings Corp.	Reorganization Adjustments		Fresh Start Adjustments		Pro Forma Avaya Holdings Corp.
REVENUE
Products	$1,755	$—		$(25)	(2f)		$1,730
Services	1,947	—		(223)	(2f)		1,724

	3,702	—		(248)			3,454

COSTS		—
Products:		—
Costs (exclusive of amortization of technology intangible assets)	630	(1)	(1g)	35	(2e)		664
Amortization of technology intangible assets	30	—		147	(2d)		177
Services	797	(17)	(1g)	—			780

	1,457	(18)		182			1,621

GROSS MARGIN	2,245	18		(430)			1,833

OPERATING EXPENSES		—
Selling, general and administrative	1,413	(16)	(1g)	—			1,397
Research and development	275	(2)	(1g)	—			273
Amortization of intangible assets	226	—		(78)	(2d)		148
Impairment of indefinite-lived intangible assets	100	—		—			100
Goodwill impairment	442	—		—			442
Restructuring charges, net	105	—		—			105

	2,561	(18)		(78)			2,465

OPERATING LOSS	(316)	36		(352)			(632)
Interest expense	(471)	253	(1j)	—			(218)
Other income (expense), net	68	(73)	(1h)	—			(5)

LOSS BEFORE INCOME TAXES	(719)	216		(352)			(855)
(Provision for) benefit from income taxes	(11)	(111)	(3)	276	(3)		154

NET LOSS	(730)	105		(76)			(701)
Less Accretion and accrued dividends on Series A & B preferred stock	(41)	41	(1i)	—			—

NET LOSS ATTRIBUTABLE TO AVAYA HOLDINGS CORP. COMMON STOCKHOLDERS	$(771)	$146		$(76)			$(701)

Net loss per share attributable to common stockholders	$(1.54)					$

Weighted average basic and diluted shares outstanding	500.7							(1d	)

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

NINE MONTHS ENDED JUNE 30, 2017

(in millions, except per share amounts)

	Historical Avaya Holdings Corp.	Reorganization Adjustments		Fresh Start Adjustments			Pro Forma Avaya Holdings Corp.
REVENUE
Products	$1,094	$—		$(7)	(2f	)		$1,087
Services	1,388	—		(11)	(2f	)		1,377

	2,482	—		(18)				2,464

COSTS		—
Products:		—
Costs (exclusive of amortization of technology intangible assets)	395	(1)	(1g)	3	(2e	)		397
Amortization of technology intangible assets	16	—		117	(2d	)		133
Services	567	(7)	(1g)	—				560

	978	(8)		120				1,090

GROSS MARGIN	1,504	8		(138)				1,374
OPERATING EXPENSES		—
Selling, general and administrative	941	(17)	(1g)	—				924
Research and development	181	(3)	(1g)	—				178
Amortization of intangible assets	170	—		(59)	(2d	)		111
Impairment of indefinite-lived intangible assets	65	—		—				65
Goodwill impairment	52	—		—				52
Restructuring charges, net	22	—		—				22

	1,431	(20)		(59)				1,352

OPERATING INCOME (LOSS)	73	28		(79)				22
Interest expense	(229)	65	(1j)	—				(164)
Other income, net	2	—		—				2
Reorganization items, net	(77)	77	(1k)	—				—

LOSS BEFORE INCOME TAXES	(231)	170		(79)				(140)
Benefit from income taxes	22	(43)	(3)	39	(3)			18

NET LOSS	(209)	127		(40)				(122)
Less Accretion and accrued dividends on Series A & B preferred stock	(23)	23	(1i)	—				—

NET LOSS ATTRIBUTABLE TO AVAYA HOLDINGS CORP. COMMON STOCKHOLDERS	$(232)	$150		$(40)				$(122)

Net loss per share attributable to common stockholders	$(0.47)						$

Weighted average basic and diluted shares outstanding	497.0								(1d	)

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

We were required to apply Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 852, “Reorganizations”, effective on January 19, 2017, which is applicable to companies under bankruptcy protection, and requires amendments to the presentation of certain financial statement line items. It requires that the balance sheet distinguish pre-petition liabilities subject to compromise from both (i) pre-petition liabilities not subject to compromise and (ii) post-petition liabilities. Liabilities that may be affected by a plan of reorganization must be reported at the amounts expected to be allowed by the Bankruptcy Court, even if they may be settled for lesser amounts as a result of the plan of reorganization or negotiations with creditors.

At the effective date of our emergence, we anticipate meeting the requirements under ASC 852 for fresh start accounting. Fresh start accounting requires the debtor to use current fair values in its balance sheet for both assets and liabilities upon emergence and to eliminate all prior earnings or deficits if both of the following conditions are met:

i.	The reorganization value of the assets of the emerging entity immediately before the date of confirmation of the plan of reorganization is less than the total of all post-petition liabilities and allowed claims; and

ii.	The holders of existing voting shares immediately before confirmation of the plan of reorganization receive less than 50% of the voting shares of the emerging entity.

Note 1—Plan of Reorganization

The following are adjustments to reflect the proposed transactions in the Plan of Reorganization. The difference between the settled amount of a liability and its recorded amount is reflected in accumulated deficit.

a) Exit Financing

The Plan of Reorganization is supported by exit financing, still under negotiation, which is expected to consist of a senior secured term loan of $2,425 million, maturing 7 years from the date of issuance, a second lien note of $500 million, maturing 7.5 years from the date of issuance and a $300 million undrawn senior secured asset-based revolving credit facility (“ABL”). The anticipated net cash proceeds from the exit financing are as follows (in millions):

Senior Secured Term Loan	$2,425
Second Lien Note	500
Less:
Discount on Senior Secured Term Loan	(24)
Upfront and underwriting fees	(70)

Anticipated net proceeds from issuance of Senior Secured Term Loan and Second Lien Note	2,831
Upfront fees associated with ABL	(6)

Pro forma net proceeds from exit financing	$2,825

Deferred financing costs related to the Senior Secured Term Loan and the Second Lien Note, along with the discount on the Senior Secured Term Loan will be presented on the balance sheet as a reduction of the carrying amount of debt. The $6 million for upfront fees associated with the ABL are considered deferred financing costs and will be included in other assets. The net borrowings, discount and deferred financing costs of $2,831 million related to the Senior Secured Term Loan and Second Lien Note will be included in long-term debt. Deferred financing costs and debt discount will be amortized as interest expense using the effective interest rate method over the contractual life of the related credit facility.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

b) Avaya Pension Plan for Salaried Employees

As part of the Plan of Reorganization, Avaya will complete a distress termination of the APPSE in accordance with the Stipulation of Settlement with the PBGC. The PBGC will receive $340 million in cash and 5.5% of the common stock in the successor company (estimated value $118 million) for full and final satisfaction, settlement, release, and compromise of each allowed claim. Therefore, we eliminated the $685 million liability included in liabilities subject to compromise as of June 30, 2017 for the APPSE.

c) Sources and Uses of Cash (in millions)

Historical cash at June 30, 2017	$729
Net cash received from exit financing	2,825
Repayment of debtor in possession financing	(725)
Cash paid to predecessor debt-holders	(2,051)
Payment to the PBGC	(340)
Payment for professional fees contingent upon emergence	(35)
Release of restricted cash (other current assets)	72
Funding payment for Avaya pension plan for represented employees	(21)
Payment of accrued professional fees (accounts payable)	(27)
Payments to cure contracts (liabilities subject to compromise)	(19)
Payments for general unsecured claims (liabilities subject to compromise)	(58)

Pro forma cash upon emergence	$350

Restricted cash of $72 million related to letters of credit and included in other current assets will be released upon repayment of the debtor in possession financing.

d) Settlement of Debt and Issuance of New Common Shares

In settlement of the Company’s $5,901 million first and second lien debt the first lien debt-holders will receive a total of $2,051 million in cash and approximately 90.5% of the common stock of the successor company (estimated value $1,934 million) and the second lien debt-holders will receive 4.0% of the common stock of the successor company (estimated value $85 million) and warrants to purchase additional common shares (such common stock subject to dilution by the issuance of warrants).

Upon emergence, the Company anticipates issuing approximately                  million common shares.

e) Cancellation of Predecessor Preferred and Common Stock

Per the terms of the Plan of Reorganization, on the effective date all Common Stock, Preferred Stock, and equity awards will be cancelled without any distribution.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

f) Liabilities Subject to Compromise and Settlement of General Unsecured Claims

As part of the Plan of Reorganization, the Bankruptcy Court approved the settlement of certain claims reported as liabilities subject to compromise in our consolidated balance sheet at allowed claim amounts. The table below details the disposition of liabilities subject to compromise (in millions):

Liabilities subject to compromise pre-emergence	$7,904
To be reinstated:
Avaya pension plan for represented employees	(312)
Postretirement benefit obligations	(240)
Deferred taxes	(116)
Deferred revenue	(155)
Payroll & benefit obligations	(35)
Other post employment benefits	(122)
Other	(41)
Settlement of first and second lien debt	(5,901)
Termination of APPSE	(685)
Contribution to Avaya pension plan for represented employees	(21)
Payments to cure contracts	(19)
Settlement of general unsecured claims	(257)

Liabilities subject to compromise post-emergence	$—

In settlement of allowed general unsecured claims, each claimant will receive a pro-rata distribution of $58 million in cash paid for all general unsecured claims.

g) Pension Adjustments

In connection with the termination of the APPSE and the Avaya Supplemental Pension Plan, the Company reversed associated expenses of $36 million and $28 million, respectively, for the fiscal year ended September 30, 2016 and nine months ended June 30, 2017. This included $18 million and $20 million, respectively, within operating expenses and $18 million and $8 million, respectively, within cost of sales. These expenses are primarily related to certain components of net periodic benefit cost for these plans, that the Company will no longer incur, including interest cost, amortization of actuarial gains (losses) and amortization of prior service costs.

h) Reversal of Gain on Preferred Series B Embedded Derivative

As discussed more fully in Note 16, “Capital Stock” of the audited Consolidated Financial Statements, the Company issued preferred series B stock containing certain features, which are considered an embedded derivative. This embedded derivative was separated from the host contract (i.e. the preferred stock) and recognized at fair value as a current liability on the Consolidated Balance Sheet. When the embedded derivative is revalued at each balance sheet date, the changes in fair value are recognized in the Consolidated Statement of Operations as other income (expense), net. For the fiscal year ended September 30, 2016, the gain on the preferred Series B embedded derivative included in other income (expense), net was $73 million.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

i) Accretion and Dividends on Preferred Stock

For the fiscal year ended September 30, 2016 and nine months ended June 30, 2017, accretion and accrued dividends on preferred Series A and B stock was $41 million and $23 million, respectively. These amounts included the following (in millions):

	Fiscal Year Ended September 30, 2016	Nine Months Ended June 30, 2017
Dividends on preferred Series A stock	$8	$7
Dividends on preferred Series B stock	20	16
Accretion on preferred Series B stock	13	—

	$41	$23

j) Interest Expense

a)	For the fiscal year ended September 30, 2016 and nine months ended June 30, 2017, the Company reversed interest expense of $468 million and $226 million, respectively, on its pre-emergence related debt.

b)	For the fiscal year ended September 30, 2016 and nine months ended June 30, 2017 the Company’s interest expense related to its post-emergence debt was $215 million and $161 million, respectively.

k) Reorganization Expenses

Reorganization items, net represent amounts incurred subsequent to the Bankruptcy Filing, which were a direct result of the Bankruptcy Filing and were comprised of the following for the nine months ended June 30, 2017: professional fees of $59 million; DIP Credit Agreement financing costs of $14 million; and contract rejection fees of $4 million.

Note 2—Fresh Start Adjustments

At the effective date of our emergence, we anticipate meeting the requirements under ASC 852 for fresh start accounting. Fresh start accounting requires the revaluation of our tangible and intangible assets to fair value, resulting in a higher fair value of our existing tangible assets and the recognition of new intangible, amortizable assets namely developed technology, customer relationships and trade names. The effect of these fair value adjustments is primarily to increase the depreciation and amortization charge relating to these intangible assets in reporting periods subsequent to the emergence date, which will primarily increase our costs of goods sold and decrease gross profits and operating margins in future periods. Fresh start accounting also requires the debtor to eliminate all predecessor earnings or deficits in accumulated deficit and accumulated other comprehensive loss. These adjustments reflect preliminary estimates and actual amounts to be recorded as of the effective date of emergence may be materially different from these estimates.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

a) Goodwill and Acquired Intangibles

We have eliminated historical goodwill and other intangible assets and determined the estimated current fair value of identifiable acquired intangible assets using the income approach. These estimates are based on a preliminary valuation and are subject to change. The following table sets forth the components of these intangible assets and their estimated useful lives (in millions):

	Preliminary Fair Value	Estimated useful life
Customer relationships	$1,950	6-20 years
Developed technology and patents	1,020	6 years
Trademarks and trade names	340	10 years—indefinite lived

Total pro forma intangible assets upon emergence	3,310
Elimination of historical acquired intangible assets	(349)

Fresh start adjustment to acquired intangibles assets	$2,961

The following table sets forth the estimated adjustments to goodwill (in millions):

Pro forma reorganization value	$8,016
Less: Fair value of pro forma assets (excluding goodwill)	(4,880)

Total pro forma goodwill upon emergence	3,136
Elimination of historical goodwill	(3,541)

Fresh start adjustment to goodwill	$(405)

The reorganization value approximates the amount a willing buyer would pay for the assets of the Company immediately before the restructuring.

b) Deferred Revenue

The fair value of a deferred revenue liability typically reflects how much an acquirer would be required to pay a third party to assume the remaining performance obligations. We have estimated the fair value of deferred revenue to be $456 million, a decrease of $272 million, of which $403 million is a component of total current liabilities and $53 million is included in other liabilities.

c) Inventory

The fair value of inventory is generally measured at estimated selling prices of the inventory, less the sum of (1) costs of disposal and (2) a reasonable profit allowance for the selling effort as this represents an exit price. We have determined the estimated fair value of our inventory to be $140 million.

d) Amortization of Intangible Assets

1)	For the fiscal year ended September 30, 2016 and nine months ended June 30, 2017, the Company reversed historical amortization of acquired intangible assets of $256 million and $186 million, respectively. This included $226 million and $170 million, respectively, within operating expenses and $30 million and $16 million, respectively, included within cost of sales for the amortization of acquired technology intangible assets.

2)	The Company’s pro forma other intangible assets include customer relationships, developed technology and trade names. For the fiscal year ended September 30, 2016 and nine months ended June 30, 2017, the Company recorded amortization of intangible assets of $325 million and $244 million, respectively. This included amortization of $148 million and $111 million, respectively, included within operating expenses related to our customer relationship intangible assets and $177 million and $133 million, respectively, included within cost of sales related to our technology and trade name intangible assets.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

e) Inventory Write-up

For the fiscal year ended September 30, 2016 and nine months ended June 30, 2017, the Company recorded additional cost of products of $35 million and $3 million, respectively, as a result of the write-up of inventory to its estimated fair value upon emergence. This adjustment primarily relates to our Unified Communications reporting unit.

f) Deferred Revenue Write-down

For the fiscal year ended September 30, 2017 and nine months ended June 30, 2017, the Company recorded a decrease to revenue of $248 million and $18 million, respectively, which included $223 million and $11 million, respectively, related to services and $25 million and $7 million, respectively, related to products. These adjustments result from the write-down of deferred revenue to its estimated fair value upon emergence.

Note 3—Income Tax

a) Adjustments Related to the Tax Effects of the Pro Forma Adjustments

Upon emergence, the company’s US federal net operating losses (NOL) will be reduced in accordance with IRC Section 108 due to cancellation of debt income which is not includable in US federal taxable income. The estimated US federal NOL upon emergence is $246 million.

The opening balance of the valuation allowance on deferred tax assets has been removed as a pro forma adjustment because, based on information currently available, the Company believes it is more likely than not that such deferred assets will be realized. Realization of deferred tax assets is based on income from reversing deferred tax liabilities. These reversing deferred tax liabilities are principally attributable to the amortization of intangible assets. Because the pro forma adjustment for intangible assets has no tax basis, a pro forma adjustment was made to establish a deferred tax liability on the book/tax basis difference for the June 30, 2017 unaudited pro forma Consolidated Balance Sheet. On a pro forma basis, the Company has a net deferred tax liability as of June 30, 2017.

The reduction in the NOL and the removal of the opening balance of the valuation allowance on deferred tax assets is reflected as a pro forma adjustment to the deferred tax balance in the unaudited Consolidated Balance Sheet as of June 30, 2017. The effect on income and loss for the reduction in the NOL and the opening balance of the valuation allowance is not included in the unaudited pro forma consolidated statements of operations for the periods presented because the item is non-recurring in nature.

Pro forma tax adjustments have been made to the Consolidated Statements of Operations to reflect tax benefits on losses generated in the year ended September 30, 2016 and nine months ended June 30, 2017. As originally filed, such tax benefits were reversed through a current period increase in the valuation allowance. The amount of these pro forma tax benefits are $155 million and $13 million for the year ended September 30, 2016 and nine months ended June 30, 2017, respectively.

Pro forma adjustments made to the consolidated statements of operations and the consolidated balance sheet have been tax-effected based upon the statutory tax rate for the applicable jurisdiction. Because the company conducts operations in several jurisdictions, there is a difference between the federal statutory tax rate of 35% and the net rate at which the pro forma adjustments are tax-effected.

The tax effect of the pro forma adjustments made to the unaudited pro forma Consolidated Statements of Operations is a $165 million benefit and a $4 million provision for the year ended September 30, 2016 and nine months ended June 30, 2017, respectively. Of these amounts a $10 million benefit and a $17 million provision, respectively, are attributable to the tax effect of the pro forma book adjustments.

The June 30, 2017 deferred taxes balance has been adjusted to reflect the reduction in the NOL, the reversal of the valuation allowance and the tax effect of the pro forma adjustments.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion and analysis of our financial condition and results of operations for the fiscal years ended September 30, 2016, 2015 and 2014 and the nine month periods ended June 30, 2017 and 2016. You should read this discussion and analysis together with our Consolidated Financial Statements and related notes and the other financial information included elsewhere in this registration statement. This discussion contains forward-looking statements that involve significant risks and uncertainties. As a result of many factors, such as those set forth under “Item 1.A. Risk Factors” and elsewhere in this registration statement, our actual results may differ materially from those anticipated in these forward-looking statements.

When we use the terms “we,” “us,” “our,” “Avaya” or the “Company,” we mean Avaya Holdings Corp., a Delaware corporation, and its consolidated subsidiaries, including Avaya Inc., our principal U.S. operating subsidiary, taken as a whole, unless the context otherwise indicates.

Overview

Avaya is a leading global business communications company, providing an expansive portfolio of software and services for contact center and unified communications, offered on-premises, in the cloud or as a hybrid solution. We provide our solutions to a broad range of companies, from small businesses to large multinational enterprises and government organizations. Our products and services portfolio spans software, hardware, professional and support services and cloud services. These fall under three reporting segments:

•	GCS encompasses our contact center and unified communications solutions and our real-time collaboration software and hardware products, all of which target small and medium to very large enterprise businesses and are delivered through a hybrid cloud environment. Our omnichannel contact center applications offer highly reliable, scalable communications-centric solutions including voice, email, chat, social media, video, performance management and ease of third party integration that can improve customer service and help companies compete more effectively. Our unified communications solutions help companies increase employee productivity, improve customer service and reduce costs by integrating multiple forms of communications, including telephony, e-mail, instant messaging and video. Avaya embeds communications directly into the applications, browsers and devices employees use every day to create a single, powerful gateway for voice, video, messaging, conferencing and collaboration. We free people from their desktop and give them a more natural and efficient way to connect, communicate and share—when, where and how they want. This reporting segment also includes an open, extensible development platform, which allows our customers and third parties to adapt our technology by creating custom applications and automated workflows for their unique needs and allows them to integrate Avaya’s capabilities into their existing infrastructure and business applications.

•	Avaya Networking includes advanced fabric networking technology which offers a unique end-to-end virtualized architecture network designed to be simple to deploy, agile and resilient. This reporting segment also includes software and hardware products such as Ethernet switches, wireless networking, access control, and unified management and orchestration solutions, which provide network and device management.

On July 14, 2017, the Company sold the Avaya Networking business to Extreme Networks, Inc. The Networking business is comprised of certain assets of the Company’s Networking segment, along with the maintenance and professional services of the Networking Business, which are part of the AGS segment. See Note 1, “Background and Basis of Presentation—Sale of Networking Business,” to our unaudited interim Consolidated Financial Statements for further details.

•	AGS includes professional and support services designed to help our customers maximize the benefits of using our products and technology. Our services include support for implementation, deployment,

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

training, monitoring, troubleshooting and optimization, among others. This reporting segment also includes our private cloud and managed services, which enable customers to take advantage of our technology on-premises or in a private, public or hybrid (i.e., mix of on-premises, private and/or public) cloud environment, depending on our solution and customer needs. The majority of our revenue in this reporting segment is recurring in nature and based on multi-year services contracts.

History

The Company was formed by affiliates of our Sponsors as a Delaware corporation in 2007 under the name Sierra Holdings Corp. Our Sponsors, through the Company, acquired Avaya Inc. in a transaction that was completed on October 26, 2007.

Chapter 11 Filing

On January 19, 2017 (the “Petition Date”), the Debtors filed the Bankruptcy Filing under the Bankruptcy Code in the Bankruptcy Court, case number 17-10089 (SMB). The Debtors will continue to operate their business as debtors-in-possession (“DIP”) under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and the orders of the Bankruptcy Court. All other subsidiaries of Avaya Inc. that were not part of the Bankruptcy Filing will continue to operate in the ordinary course of business.

The Bankruptcy Filing is intended to permit the Company to reorganize and increase liquidity in the U.S. and abroad. The Company’s goal is to develop and implement a plan of reorganization that meets the standards for confirmation under the Bankruptcy Code. Confirmation of a plan of reorganization could materially alter the classifications and amounts reported in the unaudited interim Consolidated Financial Statements, which do not give effect to any adjustments to the carrying values of assets or amounts of liabilities that might be necessary as a consequence of a confirmation of a plan of reorganization or other arrangement or the effect of any operational changes that may be implemented.

The Bankruptcy Filing constituted an event of default that accelerated payment of the Company’s obligations under (i) its senior secured credit facility dated October 27, 2007 (as amended and restated and further amended to date, the “Senior Secured Credit Agreement”), (ii) the Domestic ABL, (iii) the Foreign ABL and, together with the Senior Secured Credit Agreement and Domestic ABL, the “Credit Facilities”), (iv) 10.5% Senior Secured notes due 2021 (the “10.5% Senior Secured Notes”), (v) 9% Senior Secured notes due 2019 (the “9% Senior Secured Notes”), and (vi) 7% Senior Secured Notes due 2019 (the “7% Senior Secured Notes” and, together with the 10.5% Senior Secured Notes and 9% Senior Secured Notes, the “Senior Secured Notes”). As a result of the Bankruptcy Filing, the principal and interest due under our debt agreements became due and payable, except as agreed in the Forbearance Agreement described below.

Contemporaneously with the Bankruptcy Filing, certain affiliates of the Company, namely Avaya Canada Corp., Avaya UK, Avaya International Sales Limited, Avaya Deutschland GmbH, Avaya GmbH & Co. KG, Avaya UK Holdings Limited, Avaya Holdings Limited, Avaya Germany GmbH, Tenovis Telecom Frankfurt GmbH & Co. KG and Avaya Verwaltungs GmbH (collectively, the “Foreign ABL Borrowers”) entered into a Forbearance Agreement (the “Forbearance Agreement”) pursuant to which, among other things, the Foreign ABL lenders agreed to forbear from exercising certain rights as a result of the Debtors filing voluntary petitions for relief under the Bankruptcy Code, which constitutes events of default under the Foreign ABL. The Forbearance Agreement also provides for, among other things, entry into a payoff letter which contemplates that all loans and other obligations that are accrued and payable under the Foreign ABL and the corresponding loan documents were required to be paid in full within eight business days after January 19, 2017. The Foreign ABL and Domestic ABL were repaid in full on January 24, 2017 in the amount of $50 million and $55 million, respectively, inclusive of accrued interest.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

The Senior Secured Credit Agreement, the Domestic ABL, the Foreign ABL and the indentures governing the Senior Secured Notes provide that as a result of the Bankruptcy Filing, the principal and interest due thereunder became due and payable, except as described in the Forbearance Agreement above. However, any efforts to enforce such payment obligations under the credit agreements and indentures governing the Senior Secured Notes are automatically stayed as a result of the Bankruptcy Filing, and the creditors’ rights of enforcement in respect of the credit agreements and indentures governing the Senior Secured Notes are subject to the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court.

Subsequent to the Petition Date, the Company received approval from the Bankruptcy Court to pay or otherwise honor certain pre-petition obligations to stabilize the Company’s operations. These obligations related to certain employee wages, salaries and benefits, taxes, insurance, customer programs and the payment of critical vendors in the ordinary course for goods and services, and legal and financial professionals to advise the Company in connection with the Bankruptcy Filing and other professionals to provide services and advice in the ordinary course of business. The Company is seeking Bankruptcy Court approval to pay or otherwise honor certain obligations with regards to leased real property. From time to time, the Company may seek Bankruptcy Court approval to retain additional professionals.

On January 30, 2017, the U.S. Trustee for the Southern District of New York (the “U.S. Trustee”) appointed an official committee of unsecured creditors (the “UCC”). The UCC and its legal representatives have a right to be heard on all matters affecting the Debtors that come before the Bankruptcy Court. There can be no assurance that the UCC will support the Company’s positions on matters to be presented to the Bankruptcy Court in the future or in regard to any plan of reorganization.

In order for the Debtors to emerge successfully from chapter 11, which the Debtors expect to occur after this registration statement is declared effective, the Debtors must among other things, obtain the Bankruptcy Court’s approval of a plan of reorganization, which will enable the Debtors to transition from chapter 11 into ordinary course operations outside of bankruptcy. In connection with a plan of reorganization, the Company also may require a new credit facility, or “exit financing.” The Company’s ability to obtain such approval and financing will depend on, among other things, the timing and outcome of various ongoing matters related to the Bankruptcy Filing. A plan of reorganization determines the rights and satisfaction of claims of various creditors and security holders, and is subject to the ultimate outcome of negotiations and Bankruptcy Court decisions ongoing through the date on which the plan of reorganization is confirmed.

The Debtors filed a proposed plan of reorganization and related disclosure statement with the Bankruptcy Court on April 13, 2017. The Debtors subsequently filed the First Amended Plan of Reorganization and disclosure statement on August 7, 2017. In addition, on August 6, 2017, the Debtors entered into the First Lien PSA with holders of more than 50% of first lien debt of the Company, pursuant to which such holders, when solicited, will vote in favor of and support the Plan of Reorganization. The First Lien PSA was subsequently amended on August 23, 2017 and October 23, 2017. Also in connection with the Plan of Reorganization, the Debtors entered into the Crossover PSA, dated as of October 23, 2017, among the Debtors and the Ad Hoc Crossover Group. The Bankruptcy Court approved the amended disclosure statement on August 25, 2017, and allowed the Debtors to commence solicitation on their First Amended Plan of Reorganization, which solicitation began on September 8, 2017. Additionally, on August 25, 2017, the Bankruptcy Court approved the First Lien PSA, which became effective and binding upon court approval. Presently, holders of approximately over two-thirds of the total amount of first lien debt and holders of approximately over two-thirds of the total amount of second lien notes are party to the PSAs. On September 8, 2017, the Debtors filed the solicitation versions of the First Amended Plan of Reorganization and Amended Disclosure Statement. On September 9, 2017, the Bankruptcy Court assigned the Debtors and their major stakeholder constituencies to mediation. The mediation resulted in a resolution between these constituencies, and, as a result, the Debtors filed a further amended Plan of Reorganization and a Disclosure Statement Supplement on                             . The Bankruptcy Court set                             , 2017 as the date of commencement for Avaya’s confirmation hearing. There can be no assurance that the Debtors will be able to secure approval for the Debtors’ proposed Plan of Reorganization from the Bankruptcy Court.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

The Company was required to apply Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 852, Reorganizations, on the Petition Date, which is applicable to companies under bankruptcy protection, and requires amendments to the presentation of key financial statement line items. It requires that the financial statements for periods subsequent to the Bankruptcy Filing distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Revenues, expenses, realized gains and losses, and provisions for losses that can be directly associated with the reorganization and restructuring of the business must be reported separately as Reorganization items, net in the Consolidated Statements of Operations. The balance sheet must distinguish pre-petition liabilities subject to compromise from both those pre-petition liabilities that are not subject to compromise and from post-petition liabilities. As discussed in Note 7, “Financing Arrangements,” to our unaudited interim Consolidated Financial Statements, the Senior Secured Credit Agreement and the Senior Secured Notes have priority over the unsecured creditors of the Company. Based upon the uncertainty surrounding the ultimate treatment of the Senior Secured Credit Agreement and the Senior Secured Notes, the instruments are classified as liabilities subject to compromise on the Company’s Consolidated Balance Sheet, as discussed in Note 3, “Liabilities Subject to Compromise,” to our unaudited interim Consolidated Financial Statements. The Company will evaluate creditors’ claims relative to priority over other unsecured creditors. Liabilities that may be affected by a plan of reorganization must be reported at the amounts expected to be approved by the Bankruptcy Court, even if they may be settled for lesser amounts as a result of the Plan of Reorganization or negotiations with creditors. In addition, cash used by reorganization items are disclosed separately in the Consolidated Statements of Cash Flow.

Business Trends

There are a number of trends and uncertainties affecting our business. For example, we are dependent on general economic conditions and the willingness of our customers to invest in technology. In addition, instability in the geopolitical environment of our customers, instability in the global credit markets, current economic challenges in Europe, including uncertainties associated with Brexit and other disruptions put pressure on the global economy causing uncertainties. We were also affected by the impact of foreign currency exchange rates on our business. We believe these uncertainties have impacted our customers’ willingness to spend on IT and the manner in which they procure such technologies and services. This includes delays or rejection of capital projects, including the implementation of our products and services. In addition, we believe there is a growing market trend around cloud consumption preferences with more customers exploring operating expense models as opposed to capital expenditure (“CapEx”) models for procuring technology. We believe the market trend toward cloud models will continue as customers seek ways of reducing their fixed overhead and other costs.

In fiscal 2016, we continued to drive Avaya’s transformation to a software and service-led organization and focused our go-to-market efforts on growing newer products and related services such as Avaya Aura, Avaya Private Cloud Services (“APCS”), contact center and Avaya IP Office. As a result, private cloud and managed services increased in fiscal 2016, while sales of our unified communication products and networking products such as endpoints, gateways, the Nortel and Tenovis lines and servers declined. We believe better utilization of SIP technology enables our customers to run their communication networks more efficiently, requiring fewer gateways and servers, which contributed to lower demand for our unified communication products and networking products. The lower demand for our unified communications and networking products has contributed in part to lower maintenance services revenue, which was partially offset by increases in APCS revenue.

As a result of a growing market trend preferring cloud consumption, more customers are exploring subscription and pay-per-use based models, rather than CapEx models, for procuring technology. The shift to subscription and pay-per-use models enables customers to manage costs and efficiencies by paying a subscription or per minute or per message fee for business communications services rather than purchasing the underlying products and services, infrastructure and personnel, which are owned and managed by the equipment vendor or a private cloud and managed services provider. We believe the market trend toward these flexible consumption models will continue as we see an increasing number of opportunities and requests for proposal based on

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

subscription and pay-per-use models. This trend has driven an increase in the proportion of total Company revenues attributable to software and services. As of June 30, 2017, we anticipated the total future revenues for these contracts to be in excess of $646 million. The values for these contracts are usually larger than contracts under a CapEx model, but the associated revenues are recognized over a period of time, typically three to seven years.

We continue to drive Avaya’s transformation to a software and services organization by investing in R&D. During fiscal 2016 we continued to enhance our product line with new technology and capabilities. In addition, during fiscal 2016, we enhanced our real-time speech technologies, updated our soft-client endpoints for Android and improved our Fabric Connect networking orchestration software, including a disaggregated version. We also launched a next-generation desktop device, as well as new innovations focused particularly on workflow automation, multichannel customer engagement and cloud-enabled communications applications, with the introduction of the third generation of our engagement development platform, Avaya Breeze and the introductions of Avaya Oceana, Avaya Oceanalytics and Avaya Oceana Workspaces. Avaya Oceana is an enterprise-grade, multi-touch customer engagement software-based solution that complements Avaya Aura Elite.

During fiscal 2015, we acquired Knoahsoft, Inc., a provider of work force optimization technology, and Esna Technologies Inc., a provider of browser integrated, unified communications capabilities. During fiscal 2013, we acquired IT Navigator Ltd. (“IT Navigator”) a global provider of cloud, social media and management products and services. The integration of the Avaya and IT Navigator portfolios has added key management reporting and social media capabilities and enhanced Avaya’s cloud as well as its unified communication and contact center products. We believe the investments in IT Navigator, Knoahsoft, Inc., Esna Technologies Inc. and other acquisitions, as well as our ongoing investments in R&D, are helping us to capitalize on the increasing focus of enterprises on deploying collaboration products to increase productivity, reduce costs and complexity and gain competitive advantages, which is being further accelerated by a trend toward a more mobile workforce and the associated proliferation of devices.

We are continuing to expand our indirect channel to support our go-to-market strategy within our enterprise and midmarket customer bases. We believe this expansion of our indirect channel favorably impacts our financial results by reducing selling expenses and allowing us to reach more end users and grow our business, although sales through the indirect channel generally generate lower profits than direct sales due to higher discounts. In furtherance of our effort to maintain an effective business partner program, we continue to refine and expand our global coverage while better aligning our go-to-market strategy for our products and services with our enterprise and midmarket customer bases. We have been deploying new customer segmentation and enhanced geographic emphasis. For the midmarket, which we view as companies with 100 to 2,000 employees, we have engaged a set of partners with threshold commitments specific to the midmarket. The program provides these partners with tightly integrated, bundled product offerings, which include third-party hosted cloud instances, as well as premises-based appliances, with the same software used in all deployments. We also implemented new sales compensation structures to better align compensation with a software and services model and to reflect our increasing orientation to the cloud. We also brought additional industry-seasoned sales and technical personnel into customer and partner facing roles.

In addition, customers are moving away from owned and operated infrastructure, preferring cloud offerings and virtualized server defined networks which provide us with reduced associated maintenance support opportunities. Despite the benefits of a robust indirect channel, which include expanding our sales reach, our channel partners have direct contact with our customers that may foster independent relationships between them and a loss of certain services agreements for us. We have been able to offset these impacts by focusing on utilizing partners in a sales agent relationship, whereby partners perform selling activities but the contract remains with Avaya, and offering higher value services in support of our software offerings which are not traditionally provided by our channel partners, such as professional services and cloud and managed services.

For the nine months ended June 30, 2017 and 2016, revenue outside of the U.S. represented 46% and 45% of total revenue, respectively. For fiscal 2016, 2015 and 2014, revenue outside of the U.S. represented 44%, 46%

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

and 48% of total revenue, respectively. Further, foreign currency exchange rates and fluctuations have had an impact on our revenue, costs and cash flows from our international operations. Our primary currency exposures are to the euro, Indian rupee and British pound. These exposures may change over time as business practices evolve and as the geographic mix of our business changes and we are not able to predict the impact that foreign currency fluctuations will have on future periods.

Debt Financing

As discussed in Note 1, “Background and Basis of Presentation” and Note 7, “Financing Arrangements” to our unaudited interim Consolidated Financial Statements, in connection with the Bankruptcy Filing, on the Petition Date, the Company entered into the DIP Credit Agreement which provided a $725 million term loan facility due January 2018 and a cash collateralized letter of credit facility in an aggregate amount equal to $150 million. All letters of credit shall be cash collateralized in an amount equal to 101.5% of the face amount of such letters of credit denominated in U.S. dollars and 103% of the face amount of letters of credit denominated in alternative currencies. The DIP Credit Agreement, in the case of the Base Rate Loans, bears interest at a rate per annum equal to 6.5% plus the highest of (i) Citibank, N.A.’s prime rate, (ii) the Federal Funds Rate plus 0.5% and (iii) the Eurocurrency Rate for an interest period of one month, subject to a 2% floor and in the case of the Eurocurrency Loans, bears interest at a rate per annum equal to 7.5% plus the applicable Eurocurrency Rate, subject to a 1% floor.

The DIP Credit Agreement limits, among other things, the Company’s ability to (i) incur indebtedness, (ii) incur or create liens, (iii) dispose of assets, (iv) prepay subordinated indebtedness and make other restricted payments, (v) enter into sale and leaseback transactions, (vi) make dividends, redemptions and repurchases of capital stock, (vii) enter into transactions with affiliates and (viii) modify the terms of any organizational documents and certain material contracts of the Company. In addition to standard obligations, the DIP order provides for specific milestones that the Company must achieve by specific target dates. In addition, the Company and its subsidiaries are required to maintain minimum cumulative consolidated EBITDA (as defined in the DIP Credit Agreement) ranging from $133 million to $386 million, depending on the applicable period referenced in the DIP Credit Agreement. The Debtors must also maintain minimum Consolidated Liquidity (as defined in the DIP Credit Agreement) ranging from $20 million to $100 million depending on the applicable period referenced in the DIP Credit Agreement.

The Company drew $425 million in term loans under the DIP Credit Agreement on January 24, 2017 upon the Bankruptcy Court’s issuance of the interim order. The proceeds were used to repay the outstanding balance of $55 million under the Domestic ABL, to repay the outstanding balance of $50 million under the Foreign ABL, to cash collateralize $69 million of existing letters of credit and for general working capital needs.

On March 10, 2017, the Bankruptcy Court approved the final order authorizing the Debtors to access the full amount under the DIP Credit Agreement. The Company drew the remaining $300 million upon approval of the final order. The proceeds will be used for general working capital needs.

As discussed in Note 7, “Financing Arrangements” to our unaudited interim Consolidated Financial Statements, the Bankruptcy Filing constituted an event of default that accelerated payment of the Company’s obligations under (i) the Senior Secured Credit Agreement, (ii) the Domestic ABL, (iii) the Foreign ABL, and (iv) the Senior Secured Notes. Consequently, all debt outstanding under the Credit Facilities and Senior Secured Notes have been classified as debt subject to compromise and related unamortized deferred financing costs and debt discounts in the amount of $61 million were expensed during the nine months ended June 30, 2017.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

The following table reflects principal amounts of debt and debt net of discounts and issuance costs as of June 30, 2017 which includes the impact of adequate protection payments and accrued interest as of January 19, 2017 (with the exception of the DIP Credit Agreement):

(Dollars in millions)	Principal Amount	Net of Discounts and Issuance Costs
DIP Credit Agreement due January 19, 2018	$725	$725
Variable rate term B-3 loans due October 26, 2017	604	604
Variable rate term B-4 loans due October 26, 2017	1	1
Variable rate term B-6 loans due March 31, 2018	528	528
Variable rate term B-7 loans due May 29, 2020	2,043	2,043
7% Senior Secured Notes due April 1, 2019	997	997
9% Senior Secured Notes due April 1, 2019	288	288
10.50% Senior Secured Notes due March 1, 2021	1,440	1,440

Total debt	$6,626	6,626

Debt maturing within one year		(725)

Debt subject to compromise		$5,901

The weighted average contractual interest rate of the Company’s outstanding debt as of June 30, 2017 and September 30, 2016 was 7.7% and 7.3%, respectively. Upon the Emergence Date, we expect to enter into certain exit financing arrangements which will replace our existing debt agreements. See “Item 2. Financial Information—Unaudited Pro Forma Consolidated Financial Statements.”

Continued Focus on Cost Structure

The Company has maintained its focus on profitability levels and investing in future results. As the Company continues its transformation to a software and service-led organization, it has implemented programs designed to streamline its operations, generate cost savings and eliminate overlapping processes and resources. These cost savings programs included: (1) reducing headcount, (2) relocating certain job functions to lower cost geographies, including service delivery, customer care, R&D, human resources and finance, (3) eliminating real estate costs associated with unused or under-utilized facilities and (4) implementing gross margin improvement and other cost reduction initiatives. The Company continues to evaluate opportunities to streamline its operations and identify cost savings globally and may take additional restructuring actions in the future. The costs of those actions could be material.

We have executed on several gross margin improvements and other cost reduction initiatives and have extended the multi-year positive trend in gross margin. These initiatives included obtaining better pricing from our contract manufacturers and transportation vendors which has improved our product gross margins. In addition, we have streamlined our operations by redesigning the Avaya support website and continue to transition our customers from an agent-based support model to a self-service/web-based support model. These improvements have allowed us to reduce the workforce and relocate positions to lower-cost geographies and improve our services gross margins.

We expect our gross margin to continue to improve in the foreseeable future as we continue to implement additional initiatives such as increasing our focus on sales of higher margin software, working with our contract manufacturers and transportation vendors to secure more favorable pricing, optimizing the design of products and services delivery to drive efficiencies and achieving greater economies of scale.

In addition to the improvements in gross margin, we have successfully reduced our operating expenses through these cost savings programs, primarily through reducing our labor and real estate costs.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

Reductions in labor costs have been achieved through the elimination of redundancies by redefining and consolidating job functions, reductions in management and in back-office headcount of our sales organization, reduced headcount in our services business, the use of remote monitoring of customer systems as discussed above and a shift in the mix of the Company’s distribution channels toward the indirect channel, which reduced our personnel needs. We were also able to attain additional savings as the Company placed greater emphasis on shifting job functions to its shared service centers in India and Argentina, as well as the automation of customer service.

During fiscal 2016, 2015 and 2014, the Company initiated cost savings programs to reduce headcount that included reaching agreements with the works council representing employees of certain of the Company’s German and French subsidiaries for the elimination of positions, offering enhanced separation plans to certain management employees in the U.S., and other actions primarily focused in the U.S. and in Europe, Middle East and Africa (“EMEA”). As a result of these programs, the divestiture of two non-core businesses discussed below in fiscal 2014, the Company’s workforce at fiscal year end 2016, 2015 and 2014 was approximately 10,200, 11,700 and 13,100, respectively.

The Company’s restructuring charges include employee separation charges such as, but not limited to, severance and employment benefit payments, social pension fund payments, and healthcare and unemployment insurance costs to be paid to or on behalf of the affected employees. The aggregate restructuring charges also include the future lease payments and payments made under lease termination agreements associated with vacated facilities. As of June 30, 2017, the remaining liability associated with these actions was $95 million. This liability includes $63 million related to employee separations, of which $27 million are scheduled to be paid in fiscal 2018 and the balance through fiscal 2023, and $32 million related to lease obligations of vacated facilities, of which $15 million are scheduled to be paid in fiscal 2018 and the balance through fiscal 2022.

As a portion of our 2016 actions took place during the second half of fiscal 2016 and into fiscal 2017, the benefits are not fully reflected in our operating results as of September 30, 2016. We expect our operating margin to continue to improve in the foreseeable future as we begin to realize the full positive effects of our 2016 cost savings programs in our reported results. The Company continues to evaluate opportunities to streamline its operations and identify additional cost savings globally. Although a specific plan does not exist at this time, the Company may take additional restructuring actions in the future, the costs of which could be material. All costs associated with such actions would be recognized in accordance with authoritative accounting guidance and the Company’s accounting policies as outlined in Note 2, “Summary of Significant Accounting Policies—Restructuring Programs” and Note 9, “Business Restructuring Reserves and Programs,” to our audited Consolidated Financial Statements.

Divestitures

We have divested ourselves of two businesses which we obtained as part of larger acquisitions and our Networking business.

In July 2017, we consummated the sale of the Company’s Networking business to Extreme Networks, Inc. and Extreme paid the Company $70 million, deposited $10 million in an indemnity escrow account and assumed certain liabilities of $20 million, primarily lease obligations. The purchase is subject to certain adjustments related to net working capital, deferred revenue, certain assumed lease obligations and certain assumed pension obligations for transferring employees of the Networking business. The Networking business is comprised of certain assets of our Networking segment, along with the maintenance and professional services of the Networking Business which are part of the AGS segment. Accordingly, the historical results of the Company, which include the results of operations related to the Networking business, may not be reflective of the Company’s business going forward.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

In July 2014, we sold TBU, which we acquired as part of our acquisition of Radvision. TBU is a software development business that licenses technologies to developers for their use and integration into their own products and includes protocol stacks, client framework solutions and network testing and monitoring tools. In March 2014, we sold the ITPS business that we acquired as part of our acquisition of NES in 2009. The ITPS business provides specialized IT services exclusively to government customers in the U.S. We did not view the ITPS or TBU businesses as core to our ongoing operations as a global provider of business communication products and services or essential to the needs of our primary-customer base. As these businesses were not part of our long-term growth strategy we took the opportunity to monetize these assets and generated $127 million of cash while reducing the complexities of our operations.

Financial Operations Overview

The unaudited interim Consolidated Financial Statements have been prepared on a basis that assumes that the Company will continue as a going concern and contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

The following describes certain components of our statement of operations and considerations impacting those results.

Revenue. We derive our revenue primarily from the sale and service of business communications systems and applications. Our product revenue includes the sales of unified communications, contact center, midmarket enterprise communications and video. Product revenue accounted for 47%, 50% and 50% of our total revenue for fiscal 2016, 2015 and 2014, respectively. Our services revenue includes product maintenance and support, professional services, including design and integration, and private cloud and managed services.

We employ a flexible go-to-market strategy with direct and indirect presence worldwide and as of June 30, 2017, we had approximately 4,500 channel partners. In each of the nine month periods ended June 30, 2017 and 2016, our product revenue from indirect sales represented 73%. For fiscal 2016, 2015 and 2014, our product revenue from indirect sales represented 74%, 75% and 75% of our total product revenue, respectively.

Because we sell our products to end-users in a wide range of industries and geographies, demand for our products is generally driven more by the level of general economic activity than by conditions in one particular industry or geographic region.

Cost of Revenue. Cost of product revenue consists primarily of hardware costs, royalties and license fees for third-party software included in our systems, personnel and related overhead costs of operation including but not limited to current engineering, freight, warranty costs, amortization of acquired technology intangible assets and provisions for excess inventory. We outsource substantially all of our manufacturing operations to several contract manufacturers. Our contract manufacturers produce the vast majority of our products in facilities located in southern China, with other products produced in facilities located in Israel, Mexico, Taiwan, Germany, Ireland and the U.S. The majority of these costs vary with the unit volumes of product sold. We expect over time to increase the software content of our products, decrease our product costs and improve product gross margins. Cost of services revenue consists of salaries and related overhead costs of personnel engaged in support and services. As we continue to realize the benefit of cost saving initiatives, which include productivity improvements from automation of customer service, reducing the workforce and relocating positions to lower cost geographies, we expect our cost of services revenue will decrease as a percentage of services revenue.

Selling, General and Administrative Expenses. Sales and marketing expenses primarily include personnel costs, sales commissions, travel, marketing promotional and lead generation programs, trade shows, professional services fees and related overhead expenses. We plan to continue to invest in development of our distribution channels by increasing the size of our field sales force and continue to develop the capabilities of our channel partners to enable us to expand into new geographies and further increase our sales to the midmarket across the world.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

General and administrative expenses consist primarily of salary and benefit costs for executive and administrative staff, the use and maintenance of administrative offices, including depreciation expense, logistics, information systems and legal, financial, human resources and other corporate functions. Administrative expenses generally do not increase or decrease directly with changes in sales volume.

R&D Expenses. R&D expenses primarily include personnel costs, outside engineering costs, professional services, prototype costs, test equipment, software usage fees and related overhead expenses. R&D expenses are recognized when incurred. The level of R&D expense is related to the number of products in development, the stage of development process, the complexity of the underlying technology, the potential scale of the product upon successful commercialization and the level of our exploratory research. We conduct such activities in areas we believe will accelerate our longer term net revenue growth.

We are devoting substantial resources to the development of additional functionality for existing products and the development of new products and related software applications. We intend to continue to invest in our R&D efforts because we believe they are essential to maintaining and improving our competitive position.

Amortization of Acquired Intangible Assets. Acquired Intangible Assets include acquired technology and patents, customer relationships, and trademarks and tradenames. The fair value of these intangible assets was estimated at the time of the business acquisitions and is amortized into our operating expenses over their estimated useful lives.

Goodwill and Indefinite-Lived Asset Impairment. The Company tests goodwill for impairment at the reporting unit level annually each July 1st and more frequently if events occur or circumstances change that indicate that the fair value of a reporting unit may be below its carrying value. If the fair value of a reporting unit is below its carrying value, the implied fair value of the reporting unit is compared to the carrying value of that goodwill and a loss is recognized to the extent the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of the goodwill. Indefinite-lived intangibles are not amortized but reviewed for impairment annually, each July 1st and more frequently if events occur or circumstances change that indicate that the fair value of the intangible asset may be below its carrying value. In situations where the carrying value exceeds the fair value of the intangible asset, an impairment loss equal to the difference is recognized.

Restructuring Charges, net. In response to the global economic climate and the Company’s commitment to control costs, the Company implemented initiatives designed to streamline the operations of the Company and generate cost savings. The Company exited and consolidated facilities and terminated or relocated certain job functions. The expenses associated with these actions are reflected in our operating results. As the Company continues to evaluate and identify additional operational synergies, additional cost saving opportunities may be identified and future restructuring charges may be incurred.

Interest Expense. Interest expense consists primarily of interest on indebtedness under our credit facilities and our notes. Interest expense also includes the amortization of deferred financing costs, the amortization of debt discount and the expense associated with interest rate derivative instruments we may use, from time to time, to minimize our exposure to variable rate interest payments associated with our debt. We regularly evaluate market conditions, our liquidity profile and various financing alternatives for opportunities to enhance our capital structure. If market conditions are favorable, we may refinance existing debt or issue additional debt securities.

Loss on Extinguishment of Debt. The Company completed a series of transactions which allowed us to refinance certain of our debt arrangements. Under GAAP, the Company was required to account for certain of these transactions as an extinguishment of debt. A loss representing the difference between the reacquisition price of the original debt (including consent fees paid by Avaya to the holders of the original debt that consented to the transaction) and the carrying value of the old debt (including unamortized debt discount and debt issue costs) was recognized. See Note 10, “Financing Arrangements,” to our audited Consolidated Financial Statements.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

Other (Expense) Income, net. Other (expense) income, net consists primarily of gains and losses on foreign currency transactions and foreign currency forward contracts, third-party fees incurred in connection with certain debt modifications, changes to the reserves of certain tax indemnifications, interest income and other gains and losses that are not considered part of the Company’s ongoing major or central operations.

Income Taxes. Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. See Note 13, “Income Taxes” to our audited Consolidated Financial Statements.

Income (loss) from Discontinued Operations, Net of Income Taxes. On March 31, 2014, the Company completed the sale of its ITPS business for a final sales price of $101 million, inclusive of $3 million of working capital adjustment and a net of $2 million in costs to sell. Income from discontinued operations for fiscal 2014 includes the gain on sale of the ITPS business of $52 million. As a result of the divestiture of the ITPS business, the results of operations and cash flows of this business have been classified as discontinued operations in all periods presented. See Note 5, “Divestitures—IT Professional Services Business,” to our audited Consolidated Financial Statements.

Selected Segment Information

Avaya conducts its business operations in three segments. Two of those segments, GCS and Networking, make up the Company’s Enterprise Collaboration Services (“ECS”) product portfolio. The third segment contains the Company’s services portfolio and is called AGS.

In GCS, we deliver business communications products primarily for IT infrastructure, unified communications and contact centers. Our infrastructure and unified communications application products are designed to promote collaboration, innovation, productivity and real-time decision-making by providing business users a highly intuitive and personalized user experience that enables them to collaborate seamlessly across various modes of communication, including voice, video, email, instant messaging, text messaging, web conferencing, voicemail and social networking. Our contact center applications are highly reliable, scalable communications-centric applications suites designed to optimize customer service.

Our Networking segment provides a broad range of internet protocol networking infrastructure products including ethernet switches, routers and Virtual Private Network, or VPN, appliances, wireless networking routers, access control products, unified management products and end-to-end virtualization strategies and architectures.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

Through our AGS segment we help our customers evaluate, plan, design, implement, support, manage and optimize their enterprise communications networks to help them achieve enhanced business results. Our award-winning service portfolio includes product support, integration and professional services and private cloud and managed services that enable customers to optimize and manage their converged communications networks worldwide.

	Fiscal Year Ended September 30, 2016				Fiscal Year Ended September 30, 2015
	Revenues		Gross Profit		Revenues		Gross Profit
(Dollars in millions)	Dollar Amount	Percent of Total Revenue	Dollar Amount	Percent of Revenue	Dollar Amount	Percent of Total Revenue	Dollar Amount	Percent of Revenue
Global Communications Solutions	$1,536	41%	$1,046	68.1%	$1,796	44%	$1,189	66.2%
Avaya Networking	219	6%	80	36.5%	233	6%	97	41.6%

Enterprise Collaboration Systems	1,755	47%	1,126	64.2%	2,029	50%	1,286	63.4%
Avaya Global Services	1,947	53%	1,148	59.0%	2,052	50%	1,180	57.5%
Unallocated Amounts	—	—%	(29)	(1)	—	—%	(36)	(1)

	$3,702	100%	$2,245	60.6%	$4,081	100%	$2,430	59.5%

(1)	Not meaningful

Financial Results Summary

The selected historical consolidated financial data set forth below as of and for the nine months ended June 30, 2017 and 2016 have been derived from our unaudited Consolidated Financial Statements and related notes included elsewhere in this registration statement. The selected historical consolidated balance sheet data set forth below as of September 30, 2016 and 2015 and statement of operations for the fiscal years ended September 30, 2016, 2015 and 2014 have been derived from our audited Consolidated Financial Statements and related notes included elsewhere in this registration statement. The selected historical consolidated financial data set forth below as of September 30, 2014 and as of and for the fiscal years ended September 30, 2013 and 2012 has been derived from Consolidated Financial Statements that are not included in this registration statement.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

The selected historical consolidated financial data set forth below should be read in conjunction with our audited Consolidated Financial Statements and the related notes and the “—Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our financial information may not be indicative of future performance.

	Nine months ended June 30,		Fiscal years ended September 30,
(Dollars in millions, except per share amounts)	2017	2016	2016	2015	2014
STATEMENT OF OPERATIONS DATA:
REVENUE
Products	$1,094	$1,286	$1,755	$2,029	$2,196
Services	1,388	1,458	1,947	2,052	2,175

	2,482	2,744	3,702	4,081	4,371

COSTS
Products:
Costs (exclusive of amortization of acquired technology intangible assets)	395	461	630	744	854
Amortization of acquired technology intangible assets	16	22	30	35	56
Services	567	599	797	872	962

	978	1,082	1,457	1,651	1,872

GROSS PROFIT	1,504	1,662	2,245	2,430	2,499

OPERATING EXPENSES
Selling, general and administrative	941	1,084	1,413	1,432	1,531
Research and development	181	211	275	338	379
Amortization of acquired intangible assets	170	170	226	226	227
Impairment of indefinite-lived intangible assets	65	—	100	—	—
Goodwill impairment	52	—	442	—	—
Restructuring charges, net	22	88	105	62	165
Acquisition-related costs	—	—	—	1	—

	1,431	1,553	2,561	2,059	2,302

OPERATING INCOME (LOSS)	73	109	(316)	371	197
Interest expense	(229)	(353)	(471)	(452)	(459)
Loss on extinguishment of debt	—	—	—	(6)	(5)
Other income (expense), net	2	63	68	(11)	3
Reorganization items, net	(77)	—	—	—	—

LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	(231)	(181)	(719)	(98)	(264)
Benefit from (provision for) income taxes of continuing operations	22	(66)	(11)	(70)	(51)

LOSS FROM CONTINUING OPERATIONS	(209)	(247)	(730)	(168)	(315)
Income from discontinued operations, net of income taxes	—	—	—	—	62

NET LOSS	(209)	(247)	(730)	(168)	(253)
Less: Accretion and accrued dividends on Series A and Series B preferred stock	(23)	(34)	(41)	(46)	(45)

NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS	$(232)	$(281)	$(771)	$(214)	$(298)

Basic and diluted earnings per share attributable to common stockholders:
Loss from continuing operations per share—basic and diluted	$(0.47)	$(0.56)	$(1.54)	$(0.43)	$(0.73)
Income from discontinued operations per share—basic and diluted	—	—	—	—	0.13

Net loss per share—basic and diluted	$(0.47)	$(0.56)	$(1.54)	$(0.43)	$(0.60)

Weighted average shares outstanding—basic and diluted	497.0	501.4	500.7	499.7	495.4

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

Nine Months Ended June 30, 2017 Compared with Nine Months Ended June 30, 2016

Revenue

Our revenue for the nine months ended June 30, 2017 and 2016 was $2,482 million and $2,744 million, respectively, a decrease of $262 million or 10%. The following table sets forth a comparison of revenue by portfolio:

	Nine months ended June 30,
			Percentage of Total Revenue		Yr. to Yr. Percentage Change	Yr. to Yr. Percentage Change, net of Foreign Currency Impact
(Dollars in millions)	2017	2016	2017	2016
GCS	$957	$1,144	39%	42%	(16)%	(16)%
Networking	137	142	5%	5%	(4)%	(4)%

Total ECS product revenue	1,094	1,286	44%	47%	(15)%	(15)%
AGS	1,388	1,458	56%	53%	(5)%	(4)%

Total revenue	$2,482	$2,744	100%	100%	(10)%	(9)%

GCS revenue for the nine months ended June 30, 2017 and 2016 was $957 million and $1,144 million, respectively, a decrease of $187 million or 16%. The decrease in GCS revenue was primarily attributable to uncertainties that had an impact and will continue to impact our customers’ buying decisions in the foreseeable future as we saw ongoing procurement slowdowns and extended procurement cycles resulting from the Bankruptcy Filing. As a result, there was a lower demand for endpoints, gateways, Nortel and Tenovis products, SME Telephony products and servers.

Networking revenue for the nine months ended June 30, 2017 and 2016 was $137 million and $142 million, respectively, a decrease of $5 million or 4%. The decrease was primarily attributable to lower demand for our products in the U.S., partially offset by greater demand for our products in EMEA.

AGS revenue for the nine months ended June 30, 2017 and 2016 was $1,388 million and $1,458 million, respectively, a decrease of $70 million or 5%. The decrease in AGS revenue was primarily due to lower maintenance services revenues as a result of the lower product sales discussed above and lower professional services revenue.

The following table sets forth a comparison of revenue by location:

	Nine months ended June 30,
			Percentage of Total Revenue		Yr. to Yr. Percentage Change	Yr. to Yr. Percentage Change, net of Foreign Currency Impact
(Dollars in millions)	2017	2016	2017	2016
U.S.	$1,351	$1,520	54%	55%	(11)%	(11)%

International:
EMEA	640	663	26%	24%	(3)%	(2)%
APAC—Asia Pacific	255	312	10%	12%	(18)%	(18)%
Americas International—Canada and Latin America	236	249	10%	9%	(5)%	(6)%

Total International	1,131	1,224	46%	45%	(8)%	(7)%

Total revenue	$2,482	$2,744	$100%	$100%	(10)%	(9)%

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

Revenue in the U.S. for the nine months ended June 30, 2017 and 2016 was $1,351 million and $1,520 million, respectively, a decrease of $169 million or 11%. The decrease in U.S. revenue was primarily attributable to lower sales of endpoints, gateways, networking products, Nortel and Tenovis products, contact center products, associated maintenance services and lower professional services revenues. Revenue in EMEA for the nine months ended June 30, 2017 and 2016 was $640 million and $663 million, respectively, a decrease of $23 million or 3%. The decrease in EMEA revenue was primarily attributable to lower sales of endpoints and the unfavorable impact of foreign currency, partially offset by increased demand for networking products and contact center. Revenue in APAC for the nine months ended June 30, 2017 and 2016 was $255 million and $312 million, respectively, a decrease of $57 million or 18%. The decrease in APAC revenue was primarily attributable to lower sales of endpoints, gateways and servers, partially offset by increased demand for networking products. Revenue in Americas International was $236 million and $249 million for the nine months ended June 30, 2017 and 2016, respectively. The decrease in Americas International revenue was primarily attributable to lower sales of endpoints, partially offset by increased demand for APCS and the favorable impact of foreign currency.

We sell our products both directly and through an indirect sales channel. The following table sets forth a comparison of revenue from sales of products by channel:

	Nine months ended June 30,
			Percentage of Total ECS Product Revenue		Yr. to Yr. Percentage Change	Yr. to Yr. Percentage Change, net of Foreign Currency Impact
(Dollars in millions)	2017	2016	2017	2016
Direct	$294	$342	27%	27%	(14)%	(14)%
Indirect	800	944	73%	73%	(15)%	(15)%

Total ECS product revenue	$1,094	$1,286	100%	100%	(15)%	(15)%

Gross Profit

The following table sets forth a comparison of gross profit by segment:

	Nine months ended June 30,
	Gross Profit		Gross Margin		Change
(Dollars in millions)	2017	2016	2017	2016	Amount	Pct.
GCS	$652	$776	68.1%	67.8%	$(124)	(16)%
Networking	47	49	34.3%	34.5%	(2)	(4)%

ECS	699	825	63.9%	64.2%	(126)	(15)%
AGS	821	859	59.1%	58.9%	(38)	(4)%
Unallocated amounts	(16)	(22)	(1)	(1)	6	(1)

Total	$1,504	$1,662	60.6%	60.6%	$(158)	(10)%

(1)	Not meaningful

Gross profit for the nine months ended June 30, 2017 and 2016 was $1,504 million and $1,662 million, respectively, a decrease of $158 million or 10%. The decrease was attributable to the decrease in sales volume. The decreases in gross profit were partially offset by the success of our gross margin improvement initiatives and favorable pricing. Our gross margin improvement initiatives included exiting facilities, reducing the workforce, productivity improvements and obtaining better pricing from our contract manufacturers and transportation vendors. Gross margin was 60.6% for the nine months ended June 30, 2017 and 2016.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

GCS gross profit for the nine months ended June 30, 2017 and 2016 was $652 million and $776 million, respectively, a decrease of $124 million or 16%. The decrease in GCS gross profit was primarily attributable to lower sales volume. The decrease was partially offset by the success of our gross margin improvement initiatives and favorable pricing. GCS gross margin increased to 68.1% for the nine months ended June 30, 2017 from 67.8% for the nine months ended June 30, 2016 primarily as a result of favorable pricing.

Networking gross profit for the nine months ended June 30, 2017 and 2016 was $47 million and $49 million, and gross margin was 34.3% and 34.5%, respectively.

AGS gross profit for the nine months ended June 30, 2017 and 2016 was $821 million and $859 million, respectively, a decrease of $38 million or 4%. The decrease in AGS gross profit was primarily due to lower revenue, partially offset by the continued benefit from our gross margin improvement initiatives. Our gross margin improvement initiatives have enabled us to reduce the workforce and relocate positions to lower-cost geographies. AGS gross margin was 59.1% for the nine months ended June 30, 2017 compared to 58.9% for the nine months ended June 30, 2016. AGS gross margin increased primarily as a result of our gross margin improvement initiatives.

Unallocated amounts for the nine months ended June 30, 2017 and 2016 included the effect of the amortization of acquired technology intangibles and costs that are not core to the measurement of segment management’s performance, but rather are controlled at the corporate level.

Operating Expenses

The following table sets forth a comparison of operating expenses:

	Nine months ended June 30,
			Percentage of Revenue		Change
(Dollars in millions)	2017	2016	2017	2016	Amount	Pct.
Selling, general and administrative	$941	$1,084	37.9%	39.5%	$(143)	(13)%
Research and development	181	211	7.3%	7.7%	(30)	(14)%
Amortization of acquired intangible assets	170	170	6.9%	6.2%	—	0%
Impairment of indefinite-lived intangible assets	65	—	2.6%	—	65	(1)
Goodwill impairment	52	—	2.1%	—	52	(1)
Restructuring charges, net	22	88	0.9%	3.2%	(66)	(75)%

Total operating expenses	$1,431	$1,553	57.7%	56.6%	$(122)	(8)%

(1)	Not meaningful

SG&A expenses for the nine months ended June 30, 2017 and 2016 were $941 million and $1,084 million, respectively, a decrease of $143 million. The decrease was primarily attributable to lower payroll and payroll related expenses realized from the success of cost savings initiatives executed in prior periods, lower selling expenses and the favorable impact of foreign currency, partially offset by advisory fees incurred to assist in the assessment of strategic and financial alternatives to improve the Company’s capital structure. Our cost savings initiatives included reductions to the workforce, exiting and consolidating facilities and relocating positions to lower-cost geographies.

R&D expenses for the nine months ended June 30, 2017 and 2016 were $181 million and $211 million, respectively, a decrease of $30 million. The decrease was primarily due to lower payroll and payroll related expenses realized as a result of cost savings initiatives executed in prior periods.

Amortization of acquired intangible assets was $170 million for each of the nine months ended June 30, 2017 and 2016.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

Impairment of indefinite-lived intangible assets for the three months ended June 30, 2017 was $65 million. The Company filed for bankruptcy and also experienced a decline in revenues, which led to a revision of its five year forecast in the quarter ended June 30, 2017. Due to the decline in revenue in the five year forecast, the Company tested its intangible assets with indefinite lives and other long-lived assets. The Company estimated the fair values of its indefinite-lived intangible assets using the royalty savings method, which values an asset by estimating the royalties saved through ownership of the asset. As a result of the impairment test, the Company estimated the fair value of its trademarks and trade names to be $190 million as compared to a carrying amount of $255 million and recorded an impairment charge of $65 million.

Goodwill impairment for the nine months ended June 30, 2017 was $52 million. As a result of the sale of certain assets and liabilities of the Company’s Networking segment in July 2017 to Extreme Networks, Inc., the Company reclassified $134 million of assets and $54 million of liabilities to held for sale as of June 30, 2017. It was determined that the fair value of the Networking services component of the Global Support Services reporting unit was $80 million, which was less than its carrying value of $132 million. As mentioned in Note 2, “Recent Accounting Pronouncements,” the Company adopted ASU 2017-04 beginning in the third quarter of fiscal 2017. Accordingly, the Company recorded an impairment to goodwill of $52 million associated with the Networking services component of the Global Support Services reporting unit for the three months ended June 30, 2017.

Restructuring charges, net, for the nine months ended June 30, 2017 and 2016 were $22 million and $88 million, respectively, a decrease of $66 million. As Avaya continued its transformation to a software and service-led organization, it has implemented programs designed to streamline its operations, generate cost savings and eliminate overlapping processes and resources. Restructuring charges recorded during the nine months ended June 30, 2017 included employee separation costs of $18 million primarily associated with employee severance actions in the U.S. and EMEA and lease obligations of $4 million primarily in EMEA. Restructuring charges recorded during the nine months ended June 30, 2016 included employee separation costs of $84 million primarily associated with employee severance actions in EMEA and Canada and a voluntary plan initiated in the U.S., and lease obligations of $4 million. Employee separation charges included, but were not limited to, severance payments, social pension fund payments and health care and unemployment insurance costs to be paid to or on behalf of the affected employees.

Operating Income

Operating income for the nine months ended June 30, 2017 and 2016 was $73 million and $109 million, respectively.

Operating income for the nine months ended June 30, 2017 and 2016 included non-cash expenses for depreciation and amortization of $263 million and $277 million and share-based compensation of $10 million and $12 million, respectively.

Interest Expense

Interest expense for the nine months ended June 30, 2017 and 2016 was $229 million and $353 million, respectively. Interest expense included non-cash interest expense of $61 million and $15 million, respectively. Non-cash interest expense for each period included amortization of debt issuance costs and accretion of debt discount. The increase in non-cash interest is a result of accelerated amortization of debt issuance costs and accretion of debt discounts. As described in Note 1, “Background and Basis of Presentation” to our unaudited interim Consolidated Financial Statements, the Bankruptcy Filing constituted an event of default that accelerated payment of the Company’s obligations under its Credit Facilities and Senior Secured Notes. Consequently, all debt outstanding under the Credit Facilities and Senior Secured Notes have been classified as liabilities subject to compromise and related unamortized deferred financing costs and debt discounts in the amount of $61 million were expensed during the nine months ended June 30, 2017. Effective January 19, 2017, the Company ceased recording interest expense on outstanding pre-petition debt classified as liabilities subject to compromise.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

Contractual interest expense represents amounts due under the contractual terms of outstanding debt, including debt subject to compromise. For the period from January 19, 2017 through June 30, 2017, contractual interest expense related to debt subject to compromise of $201 million has not been recorded, as it is not expected to be an allowed claim under the Bankruptcy Filing. Cash interest expense for the nine months ended June 30, 2017 and 2016, was $168 million and $338 million, respectively, a decrease of $170 million. See Note 7, “Financing Arrangements” to our unaudited interim Consolidated Financial Statements for further details.

Other Income, Net

Other income, net for the nine months ended June 30, 2017 and 2016 was $2 million and $63 million, and primarily included $0 million and $56 million from changes in the estimated fair value of the Preferred Series B embedded derivative due to the lower estimated enterprise value of the Company and net foreign currency gains of $1 million and $10 million, respectively.

Reorganization items, Net

Reorganization items, net for the nine months ended June 30, 2017 was $77 million. Reorganization items, net represent amounts incurred subsequent to the Bankruptcy Filing as a direct result of the Bankruptcy Filing and are comprised of professional service fees, DIP Credit Agreement financing costs and contract rejection fees.

Benefit from (provision for) Income Taxes

The benefit from income taxes for the nine months ended June 30, 2017 was $22 million as compared to a provision for income taxes of $66 million for the nine months ended June 30, 2016.

The effective income tax rate for the nine months ended June 30, 2017 differs from the statutory U.S. Federal income tax rate primarily due to (1) the effect of tax rate differentials on foreign income/loss, (2) changes in the valuation allowance established against the Company’s deferred tax assets, (3) tax positions taken during the current period offset by reductions for unrecognized tax benefits resulting from the lapse of statute of limitations, (4) the recognition of a $17 million income tax benefit as a result of net gains in other comprehensive income, and (5) the recognition of a $24 million income tax benefit as a result of impairment of indefinite-lived intangible assets.

The effective income tax rate for the nine months ended June 30, 2016 differed from the statutory U.S. Federal income tax rate primarily due to (1) the effect of tax rate differentials on foreign income/loss, (2) changes in the valuation allowance established against the Company’s deferred tax assets, (3) tax positions taken during the current period offset by reductions for unrecognized tax benefits resulting from the lapse of statute of limitations, and (4) a $7 million income tax provision related to the change in the indefinite reinvestment assertion.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

Fiscal Year Ended September 30, 2016 Compared with Fiscal Year Ended September 30, 2015

Revenue

Our revenue for fiscal 2016 and 2015 was $3,702 million and $4,081 million, respectively, a decrease of $379 million or 9%. The following table sets forth a comparison of revenue by portfolio:

	Fiscal years ended September 30,
			Percentage of Total Revenue		Yr. to Yr. Percentage Change	Yr. to Yr. Percentage Change, net of Foreign Currency Impact
(Dollars in millions)	2016	2015	2016	2015
GCS	$1,536	$1,796	41%	44%	(14)%	(13)%
Networking	219	233	6%	6%	(6)%	(5)%

Total product revenue	1,755	2,029	47%	50%	(14)%	(12)%
AGS	1,947	2,052	53%	50%	(5)%	(3)%

Total revenue	$3,702	$4,081	100%	100%	(9)%	(8)%

GCS revenue for fiscal 2016 and 2015 was $1,536 million and $1,796 million, respectively, a decrease of $260 million or 14%. The decrease in GCS revenue was primarily attributable to lower demand for endpoints, gateways, Nortel and Tenovis products, servers and SME Telephony products, and the unfavorable impact of foreign currency. These decreases in GCS revenue were partially offset by higher revenues associated with our contact center products.

Networking revenue for fiscal 2016 and 2015 was $219 million and $233 million, respectively, a decrease of $14 million or 6%. The decrease in Networking revenue is primarily attributable to lower sales of ethernet switches, higher revenues in fiscal 2015 associated with new product releases and the unfavorable impact of foreign currency.

AGS revenue for fiscal 2016 and 2015 was $1,947 million and $2,052 million, respectively, a decrease of $105 million or 5%. The decrease in AGS revenue was primarily due to lower maintenance services revenues as a result of the lower product sales discussed above, lower professional services revenue and the unfavorable impact of foreign currency. These decreases in AGS revenue were partially offset by higher revenue from APCS. As previously discussed, revenues associated with APCS contracts are recognized over a longer period of time, typically three to seven years.

The following table sets forth a comparison of revenue by location:

	Fiscal years ended September 30,
			Percentage of Total Revenue		Yr. to Yr. Percentage Change	Yr. to Yr. Percentage Change, net of Foreign Currency Impact
(Dollars in millions)	2016	2015	2016	2015
U.S.	$2,072	$2,203	56%	54%	(6)%	(6)%

International:
EMEA	880	1,073	24%	26%	(18)%	(16)%
APAC—Asia Pacific	416	425	11%	11%	(2)%	(1)%
Americas International—Canada and Latin America	334	380	9%	9%	(12)%	(5)%

Total international	1,630	1,878	44%	46%	(13)%	(10)%

Total revenue	$3,702	$4,081	100%	100%	(9)%	(8)%

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

Revenue in the U.S. for fiscal 2016 and 2015 was $2,072 million and $2,203 million, respectively, a decrease of $131 million or 6%. The decrease in U.S. revenue was primarily attributable to lower maintenance services revenue, lower sales of endpoints, gateways, Nortel and Tenovis products and lower professional services revenue. These decreases in U.S. revenues were partially offset by higher sales of our contact center and networking products and higher revenue attributable to APCS. Revenue in EMEA for fiscal 2016 and 2015 was $880 million and $1,073 million, respectively, a decrease of $193 million or 18%. The decrease in EMEA revenue was primarily attributable to lower demand and unfavorable pricing for our products and associated maintenance services, lower professional services revenue and the unfavorable impact of foreign currency. Revenue in APAC for fiscal 2016 and 2015 was $416 million and $425 million, respectively, a decrease of $9 million or 2%. The decrease in APAC revenue was primarily attributable to unfavorable impact of foreign currency and lower sales of unified communications and networking products. These decreases in APAC revenue were partially offset by higher APCS revenue and higher sales of contact center products. Revenue in Americas International for fiscal 2016 and 2015 was $334 million and $380 million, respectively, a decrease of $46 million or 12%. The decrease in Americas International revenue was primarily attributable to the unfavorable impact of foreign currency and lower sales of endpoints partially offset by higher sales of networking products and professional services.

We sell our products both directly and through an indirect sales channel. The following table sets forth a comparison of revenue from sales of products by channel:

	Fiscal years ended September 30,
			Percentage of ECS Product Revenue		Yr. to Yr. Percentage Change	Yr. to Yr. Percentage Change, net of Foreign Currency Impact
(Dollars in millions)	2016	2015	2016	2015
Direct	$453	$501	26%	25%	(10)%	(8)%
Indirect	1,302	1,528	74%	75%	(15)%	(14)%

Total ECS product revenue	$1,755	$2,029	100%	100%	(14)%	(12)%

Gross Profit

The following table sets forth a comparison of gross profit by segment:

	Fiscal years ended September 30,
	Gross Profit		Gross Margin		Change
(Dollars in millions)	2016	2015	2016	2015	Amount	Pct.
GCS	$1,046	$1,189	68.1%	66.2%	$(143)	(12)%
Networking	80	97	36.5%	41.6%	(17)	(18)%

ECS	1,126	1,286	64.2%	63.4%	(160)	(12)%
AGS	1,148	1,180	59.0%	57.5%	(32)	(3)%
Unallocated amounts	(29)	(36)	(1)	(1)	7	(1)

Total	$2,245	$2,430	60.6%	59.5%	$(185)	(8)%

(1)	Not meaningful

Gross profit for fiscal 2016 and 2015 was $2,245 million and $2,430 million, respectively, a decrease of $185 million or 8%. The decrease is primarily attributable to the decrease in sales volume, unfavorable pricing, particularly in Europe, and the unfavorable impact of foreign currency. The decrease in gross profit was partially offset by the success of our gross margin improvement initiatives and lower pension and postretirement expenses. Our gross margin improvement initiatives included exiting facilities, reducing the workforce,

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

relocating positions to lower-cost geographies, productivity improvements and obtaining better pricing from our contract manufacturers and transportation vendors. Effective October 1, 2015 the Company changed its estimates of the service and interest components of net periodic benefit costs associated with our U.S. pension and postretirement plans which lowered pension and postretirement expenses recognized. See Note 14, “Benefit Obligations” to our audited Consolidated Financial Statements for further details. Gross margin increased to 60.6% for fiscal 2016 from 59.5% for fiscal 2015 primarily as a result of higher software sales as a percentage of revenues, which have higher margins, our gross margin improvement initiatives and lower pension and postretirement expenses.

GCS gross profit for fiscal 2016 and 2015 was $1,046 million and $1,189 million, respectively, a decrease of $143 million or 12%. The decrease in GCS gross profit is primarily attributable to lower sales volume, the unfavorable impact of foreign currency and unfavorable pricing, particularly in Europe. These decreases were partially offset by higher software sales as a percentage of revenues, which have higher margins, the success of our gross margin improvement initiatives and lower pension and postretirement expenses discussed above. As a result of our gross margin improvement initiatives and lower pension and postretirement expenses, GCS gross margin increased to 68.1% for fiscal 2016 compared to 66.2% for fiscal 2015.

Networking gross profit for fiscal 2016 and 2015 was $80 million and $97 million, respectively, a decrease of $17 million or 18%. Networking gross margin decreased to 36.5% for fiscal 2016 from 41.6% for fiscal 2015. The decrease in Networking gross profit and gross margin is primarily attributable to lower sales volume.

AGS gross profit for fiscal 2016 and 2015 was $1,148 million and $1,180 million, respectively, a decrease of $32 million or 3%. The decrease in AGS gross profit is primarily due to lower services revenue and the unfavorable impact of foreign currency. These decreases in AGS gross profit were partially offset by the continued benefit from our gross margin improvement initiatives and lower pension and postretirement expenses. Our gross margin improvement initiatives have enabled us to reduce the workforce and relocate positions to lower-cost geographies. As a result of our gross margin improvement initiatives, AGS gross margin increased to 59.0% for fiscal 2016 compared to 57.5% for fiscal 2015.

Unallocated amounts for fiscal 2016 and 2015 include the effect of the amortization of acquired technology intangibles and costs that are not core to the measurement of segment management’s performance, but rather are controlled at the corporate level. The decrease in unallocated amounts was primarily attributable to lower amortization associated with technology intangible assets acquired in prior periods.

Operating Expenses

The following table sets forth a comparison of operating expenses:

	Fiscal years ended September 30,
			Percentage of Revenue		Change
(Dollars in millions)	2016	2015	2016	2015	Amount	Percentage
Selling, general and administrative	$1,413	$1,432	38.2%	35.1%	$(19)	(1)%
Research and development	275	338	7.4%	8.3%	(63)	(19)%
Amortization of acquired intangible assets	226	226	6.1%	5.5%	—	—%
Impairment of indefinite-lived intangible assets	100	—	2.7%	—	100	(1)
Goodwill impairment	442	—	12.0%	—	442	(1)
Restructuring charges, net	105	62	2.8%	1.5%	43	69%
Acquisition-related costs	—	1	—	—	(1)	(1)

Total operating expenses	$2,561	$2,059	69.2%	50.4%	$502	24%

(1)	Not meaningful

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

SG&A expenses for fiscal 2016 and 2015 were $1,413 million and $1,432 million, respectively, a decrease of $19 million. The decrease was primarily attributable to the favorable impact of foreign currency, lower selling expenses, lower payroll and payroll related expenses realized from the success of our cost savings initiatives executed in the prior periods, and lower pension and postretirement expenses as discussed above. Our cost savings initiatives include reductions to the workforce, exiting and consolidating facilities, and relocating positions to lower-cost geographies. These decreases were partially offset by the resolution of certain legal matters, advisory fees incurred to assist in the assessment of strategic and financial alternatives to improve the Company’s capital structure, and third-party sales transformation costs.

R&D expenses for fiscal 2016 and 2015 were $275 million and $338 million, respectively, a decrease of $63 million. The decrease was primarily due to lower payroll and payroll related expenses realized from the success of cost savings initiatives executed in prior periods and the favorable impact of foreign currency.

Amortization of acquired intangible assets was $226 million for each of fiscal 2016 and 2015.

Impairment of indefinite-lived intangible assets in fiscal 2016 was $100 million. The impairment related to the Company’s trademarks and trade names and was primarily the result of continued customer cutbacks in current and expected future investments in products, specifically relating to unified communications. The reduced valuation reflects additional market risks and lower sales forecasts for the Company, which is consistent with the lack of customers’ willingness to spend on products, specifically relating to unified communications, such as endpoints, gateways, Nortel and Tenovis products, servers and SME Telephony products.

Goodwill impairment in fiscal 2016 was $442 million associated with the Unified Communication reporting unit. At July 1, 2016, the Company performed step one of the goodwill impairment test for all of its reporting units which indicated the estimated fair value of the Unified Communication reporting unit was less than the carrying amount of its net assets (including goodwill). Therefore, the Company performed step two of its annual goodwill impairment test and determined that the carrying amount of the reporting unit’s goodwill exceeded its implied fair value resulting in an impairment to goodwill of $442 million. The impairment was primarily the result of the continued customer cutbacks in investments in unified communication products. The reduced valuation of the reporting unit reflects additional market risks and lower sales forecasts for the reporting unit, which is consistent with the lack of customers’ willingness to spend on unified communication products such as endpoints, gateways, Nortel and Tenovis products, servers and SME Telephony products. At July 1, 2016, the Company determined that the respective carrying amounts of the Company’s other reporting units did not exceed their estimated fair values and therefore no impairment of the goodwill for these reporting units existed. The Company determined that no other events occurred or circumstances changed during the three months ended September 30, 2016 that would more likely than not reduce the fair value of its other reporting units below their respective carrying amounts. However, if market conditions deteriorate, it may be necessary to record impairment charges in the future.

Restructuring charges, net, for fiscal 2016 and 2015 were $105 million and $62 million, respectively, an increase of $43 million. As the Company continued its transformation to a software and service-led organization, it implemented programs designed to streamline its operations, generate cost savings and eliminate overlapping processes and resources. Restructuring charges recorded during fiscal 2016 include employee separation costs of $101 million primarily associated with employee severance actions in EMEA and Canada, and a voluntary plan initiated in the U.S. as the Company continues its transformation to a software and service-led organization, as well as lease obligations of $4 million. Restructuring charges recorded during fiscal 2015 include employee separation costs of $52 million primarily associated with employee severance actions in EMEA and the U.S. and lease obligations of $10 million primarily related to facilities in the U.S. The separation charges include, but are not limited to, social pension fund payments and health care and unemployment insurance costs to be paid to or on behalf of the affected employees.

Acquisition-related costs for fiscal 2015 were $1 million and include third-party legal and other costs related to business acquisitions in fiscal 2015.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

Operating (Loss) Income

Fiscal 2016 had an operating loss of $316 million compared to operating income of $371 million for fiscal 2015.

Operating (loss) income for fiscal 2016 and 2015 includes impairments of goodwill and indefinite-lived intangible assets of $542 million and $0 million, non-cash depreciation and amortization of $374 million and $371 million, and share-based compensation of $16 million and $19 million, respectively.

Interest Expense

Interest expense for fiscal 2016 and 2015 was $471 million and $452 million, respectively, and includes non-cash interest expense of $20 million and $20 million, respectively. Non-cash interest expense for fiscal 2016 and 2015 includes amortization of debt issuance costs and accretion of debt discounts. Cash interest expense for fiscal 2016 and 2015 was $451 million and $432 million, respectively, an increase of $19 million. The increase in cash interest expense is the result of certain debt refinancing transactions that occurred during fiscal 2015. See Note 10, “Financing Arrangements” to our audited Consolidated Financial Statements.

Loss on Extinguishment of Debt

During fiscal 2015, we recognized a $6 million loss on extinguishment of debt associated with an amendment to our Senior Secured Credit Agreement completed on May 29, 2015, pursuant to which the Company refinanced a portion of its outstanding term B-3, term B-4 and term B-6 loans with the proceeds of the issuance of term B-7 loans maturing May 29, 2020. The loss represents the difference between the reacquisition price and the carrying value (including unamortized discount and debt issuance costs) for the portion of the refinanced debt accounted for as a debt extinguishment. See Note 10, “Financing Arrangements” to our audited Consolidated Financial Statements.

Other Income (Expense), Net

Other income (expense), net for fiscal 2016 was $68 million compared with $(11) million in fiscal 2015.

Other income, net for fiscal 2016 includes $73 million from changes in the fair value of the Preferred Series B embedded derivative, net foreign currency transaction gains of $10 million and a $11 million loss on an equity investment in fiscal 2016. Other (expense), net for fiscal 2015 includes $24 million from changes in the fair value of the Preferred Series B embedded derivative and $8 million of third-party fees incurred in connection with debt modification, partially offset by $14 million of net foreign currency transaction gains and $9 million of net charges associated with certain tax indemnifications.

Provision for Income Taxes of Continuing Operations

The provision for income taxes of continuing operations was $11 million and $70 million for fiscal 2016 and 2015, respectively. The Company’s effective income tax rates for fiscal 2016 and 2015 differ from the U.S. federal tax rate primarily due to (1) the effect of tax rate differentials on foreign income/loss, (2) changes in the valuation allowance established against the Company’s deferred tax assets, (3) tax positions taken during the current period offset by reductions for unrecognized tax benefits resulting from the lapse of statute of limitations, (4) the nondeductible portion of the goodwill impairment and (5) the effect of enacted changes in tax laws.

At September 30, 2016, the Company’s book basis exceeded the tax basis it had in its foreign subsidiaries, creating an outside basis difference. Included in this outside basis difference were amounts attributable to earnings and profits for which the Company provided a deferred tax liability. Deferred taxes were not provided on the remaining portion of the outside basis difference as these amounts related to items other than the earnings

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

and profits of the foreign subsidiaries and were essentially permanent in duration. During fiscal 2016, the Company could no longer assert that it had the intent to indefinitely reinvest these amounts and the Company was required to adjust its deferred tax liability for the effects of this change in assertion and additional current year activity, which increased the provision for income taxes of continuing operations by $3 million.

During fiscal 2015, the Company recorded a correction to the prior period valuation allowance on deferred tax assets, which decreased the provision for income taxes of continuing operations by $6 million. The Company evaluated the correction in relation to the period of adjustment, as well as the period in which the adjustment originated, and concluded that the adjustment was not material to fiscal 2015.

Fiscal Year Ended September 30, 2015 Compared with Fiscal Year Ended September 30, 2014

Revenue

Our revenue for fiscal 2015 and 2014 was $4,081 million and $4,371 million, respectively, a decrease of $290 million or 7%. The following table sets forth a comparison of revenue by portfolio:

	Fiscal years ended September 30,
			Percentage of Total Revenue		Yr. to Yr. Percent Change	Yr. to Yr. Percent Change, net of Foreign Currency Impact
(Dollars in millions)	2015	2014	2015	2014
GCS	$1,796	$1,953	44%	45%	(8)%	(6)%
Networking	233	243	6%	5%	(4)%	(3)%

Total product revenue	2,029	2,196	50%	50%	(8)%	(6)%
AGS	2,052	2,175	50%	50%	(6)%	(2)%

Total revenue	$4,081	$4,371	100%	100%	(7)%	(4)%

GCS revenue for fiscal 2015 and 2014 was $1,796 million and $1,953 million, respectively, a decrease of $157 million or 8%. The decrease in GCS revenue was primarily attributable to lower demand for our servers, endpoints and communications manager products and constrained sales execution, particularly in the U.S., and the unfavorable impact of foreign currency. These decreases in GCS revenue were partially offset by higher revenue from our Avaya Aura, contact center and unified communication products as previously discussed.

Networking revenue for fiscal 2015 and 2014 was $233 million and $243 million, respectively, a decrease of $10 million or 4%. The decrease in Networking revenue is primarily attributable to the revenues associated with the Company’s successful completion of its networking implementation at the Sochi Olympics in fiscal 2014 and the unfavorable impact of foreign currency. These decreases in Networking revenue were partially offset by increases associated with new product releases.

AGS revenue for fiscal 2015 and 2014 was $2,052 million and $2,175 million, respectively, a decrease of $123 million or 6%. The decrease in AGS revenue was primarily due to lower maintenance services revenues as a result of lower demand for our servers, endpoints and communications manager products and the unfavorable impact of foreign currency. These decreases in AGS revenue were partially offset by higher revenue from private cloud and managed services and revenues from professional services. As previously discussed, revenues associated with private cloud and managed services contracts are recognized over a period of time, typically three to seven years.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

The following table sets forth a comparison of revenue by location:

	Fiscal years ended September 30,
			Percentage of Total Revenue		Yr. to Yr. Percentage Change	Yr. to Yr. Percentage Change, net of Foreign Currency Impact
(Dollars in millions)	2015	2014	2015	2014
U.S.	$2,203	$2,267	54%	52%	(3)%	(3)%

International:
EMEA	1,073	1,234	26%	28%	(13)%	(7)%
APAC—Asia Pacific	425	445	11%	10%	(4)%	(2)%
Americas International—Canada and Latin America	380	425	9%	10%	(11)%	(2)%

Total international	1,878	2,104	46%	48%	(11)%	(5)%

Total revenue	$4,081	$4,371	100%	100%	(7)%	(4)%

Revenue in the U.S. for fiscal 2015 and 2014 was $2,203 million and $2,267 million, respectively, a decrease of $64 million or 3%. The decrease in U.S. revenue was primarily attributable to lower sales of our servers, endpoints and communications manager products and associated maintenance and constrained sales execution. These decreases in U.S. revenues were partially offset by higher revenue associated with our Avaya Aura, contact center and unified communication products, professional services and private cloud and managed services. Revenue in EMEA for fiscal 2015 and 2014 was $1,073 million and $1,234 million, respectively, a decrease of $161 million or 13%. The decrease in EMEA revenue was primarily attributable to the unfavorable impact of foreign currency and lower sales of our servers, endpoints and communications manager products and associated maintenance and cloud. These decreases in EMEA revenue were partially offset by higher revenue from private cloud and managed services. Revenue in APAC for fiscal 2015 and 2014 was $425 million and $445 million, respectively, a decrease of $20 million or 4%. The decrease in APAC revenue was primarily attributable to lower revenues associated with our products and associated maintenance and the unfavorable impact of foreign currency. These decreases in APAC revenue were partially offset by higher revenue associated with cloud and professional services. Revenue in Americas International for fiscal 2015 and 2014 was $380 million and $425 million, respectively, a decrease of $45 million or 11%. The decrease in Americas International revenue was primarily attributable to the unfavorable impact of foreign currency and lower revenues associated with products and associated maintenance, particularly in Brazil.

We sell our products both directly and through an indirect sales channel. The following table sets forth a comparison of revenue from sales of products by channel:

	Fiscal years ended September 30,
			Percentage of ECS Product Revenue		Yr. to Yr. Percentage Change	Yr. to Yr. Percentage Change, net of Foreign Currency Impact
(Dollars in millions)	2015	2014	2015	2014
Direct	$501	$551	25%	25%	(9)%	(5)%
Indirect	1,528	1,645	75%	75%	(7)%	(6)%

Total ECS product revenue	$2,029	$2,196	100%	100%	(8)%	(6)%

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

Gross Profit

The following table sets forth a comparison of gross profit by segment:

	Fiscal years ended September 30,
	Gross Profit		Gross Margin		Change
(Dollars in millions)	2015	2014	2015	2014	Amount	Percentage
GCS	$1,189	$1,241	66.2%	63.5%	$(52)	(4)%
Networking	97	107	41.6%	44.0%	(10)	(9)%

ECS	1,286	1,348	63.4%	61.4%	(62)	(5)%
AGS	1,180	1,220	57.5%	56.1%	(40)	(3)%
Unallocated amounts	(36)	(69)	(1)	(1)	33	(1)

Total	$2,430	$2,499	59.5%	57.2%	$(69)	(3)%

(1)	Not meaningful

Gross profit for fiscal 2015 and 2014 was $2,430 million and $2,499 million, respectively, a decrease of $69 million or 3%. The decrease is primarily attributable to the unfavorable impact of foreign currency, the decrease in sales volume and higher customer discounts, particularly in Europe. These decreases in gross profit were partially offset by the success of our gross margin improvement initiatives, the increase in software sales as a percentage of revenues, which have higher gross margins, and the impact of lower amortization of acquired technology intangible assets. Our gross margin improvement initiatives included exiting facilities, reducing the workforce, relocating positions to lower-cost geographies, productivity improvements, and obtaining better pricing from our contract manufacturers and transportation vendors. As a result of our gross margin improvement initiatives, higher software sales as a percentage of revenues, the impact of lower amortization of acquired technology intangible assets and lower depreciation associated with the Company’s Westminster, Colorado facility during fiscal 2014, gross margin increased to 59.5% for fiscal 2015 from 57.2% for fiscal 2014.

GCS gross profit for fiscal 2015 and 2014 was $1,189 million and $1,241 million, respectively, a decrease of $52 million or 4%. The decrease in GCS gross profit is primarily attributable to the unfavorable impact of foreign currency, lower sales volume and higher customer discounts particularly in Europe. These decreases were partially offset by the success of our gross margin improvement initiatives discussed above. As a result of our gross margin improvement initiatives and higher software sales as a percentage of revenues GCS gross margin increased to 66.2% for fiscal 2015 compared to 63.5% for fiscal 2014.

Networking gross profit for fiscal 2015 and 2014 was $97 million and $107 million, respectively, a decrease of $10 million or 9%. Networking gross margin decreased to 41.6% for fiscal 2015 from 44.0% for fiscal 2014. The decrease in Networking gross profit and gross margin is primarily attributable to the Company’s successful networking implementation at the Sochi Olympics in fiscal 2014.

AGS gross profit for fiscal 2015 and 2014 was $1,180 million and $1,220 million, respectively, a decrease of $40 million or 3%. The decrease in AGS gross profit is primarily due to lower services revenue and the unfavorable impact of foreign currency. These decreases in AGS gross profit were partially offset by the continued benefit from our gross margin improvement initiatives discussed above. We have redesigned the Avaya support website and continue to transition our customers from an agent-based support model to a largely self-service/web-based support model. Our gross margin improvement initiatives have enabled us to reduce the workforce and relocate positions to lower-cost geographies. As a result of the above factors, AGS gross margin increased to 57.5% for fiscal 2015 compared to 56.1% for fiscal 2014.

Unallocated amounts for fiscal 2015 and 2014 include the effect of the amortization of acquired technology intangibles and costs that are not core to the measurement of segment management’s performance, but rather are controlled at the corporate level. The decrease in unallocated amounts is attributable to lower amortization

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

associated with technology intangible assets acquired in prior periods and $6 million of additional depreciation related to the change in estimates of salvage value and useful life of the Company’s Westminster, Colorado facility during the six months ended March 31, 2014.

Operating Expenses

The following table sets forth a comparison of operating expenses:

	Fiscal years ended September 30,
			Percentage of Revenue		Change
(Dollars in millions)	2015	2014	2015	2014	Amount	Percentage
Selling, general and administrative	$1,432	$1,531	35.1%	35.0%	$(99)	(6)%
Research and development	338	379	8.3%	8.7%	(41)	(11)%
Amortization of acquired intangible assets	226	227	5.5%	5.2%	(1)	—%
Restructuring charges, net	62	165	1.5%	3.8%	(103)	(62)%
Acquisition-related costs	1	—	—	—	1	(1)

Total operating expenses	$2,059	$2,302	50.4%	52.7%	$(243)	(11)%

(1)	Not meaningful

SG&A expenses for fiscal 2015 and 2014 were $1,432 million and $1,531 million, respectively, a decrease of $99 million. The decrease was primarily attributable to the favorable impact of foreign currency, the cost of the marketing rights and other marketing expenses associated with the Sochi Olympics, $24 million of additional depreciation related to the change in the estimates of salvage value and useful life of the Company’s Westminster, Colorado facility, the resolution of certain commercial and intellectual property legal disputes during the three months ended June 30, 2014 and our cost savings initiatives. Our cost savings initiatives include exiting and consolidating facilities, reducing the workforce and relocating positions to lower-cost geographies. The decrease was partially offset by higher employee costs, other marketing expenses and selling costs.

R&D expenses for fiscal 2015 and 2014 were $338 million and $379 million, respectively, a decrease of $41 million. The decrease was primarily due to lower expenses associated with our cost savings initiatives discussed above and the favorable impact of foreign currency.

Amortization of acquired intangible assets for fiscal 2015 and 2014 was $226 million and $227 million, respectively.

Restructuring charges, net, for fiscal 2015 and 2014 were $62 million and $165 million, respectively, a decrease of $103 million. The Company continued to identify opportunities to streamline its operations and generate cost savings which included consolidating and exiting facilities and eliminating employee positions. Restructuring charges recorded during fiscal 2015 include employee separation costs of $52 million primarily associated with employee severance actions in EMEA and the U.S. and lease obligations of $10 million primarily related to facilities in the U.S. Restructuring charges recorded during fiscal 2014 include employee separation costs of $152 million primarily associated with employee severance actions in EMEA and the U.S. and lease obligations of $13 million primarily related to facilities in the U.S. The EMEA charges include approved plans in the third and fourth quarters of fiscal 2014 for the elimination of 121 and 165 positions and resulted in a charge of $26 million and $39 million, respectively, for which the related payments were completed in fiscal 2016. The separation charges include, but are not limited to, social pension fund payments and health care and unemployment insurance costs to be paid to or on behalf of the affected employees. A voluntary program offered to certain management employees in the U.S. resulted in the elimination of 172 positions and resulted in a charge of $10 million.

Acquisition-related costs for fiscal 2015 were $1 million and include third-party legal and other costs related to business acquisitions in fiscal 2015.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

Operating Income

Fiscal 2015 operating income was $371 million compared to operating income of $197 million for fiscal 2014.

Operating income for fiscal 2015 and 2014 includes non-cash expenses for depreciation and amortization of $371 million and $434 million, and share-based compensation of $19 million and $25 million, respectively.

Interest Expense

Interest expense for fiscal 2015 and 2014 was $452 million and $459 million, respectively, which includes non-cash interest expense of $20 million and $19 million, respectively. Non-cash interest expense for each period includes amortization of debt issuance costs and accretion of debt discount. Cash interest expense for fiscal 2015 and 2014 was $432 million and $440 million, respectively, a decrease of $8 million. The decrease in cash interest expense is the result of certain debt refinancing transactions that occurred during fiscal 2014. This decrease in interest expense was partially offset by additional borrowings under our revolving credit facilities which we repaid in part with the refinancing transaction that took place on May 29, 2015. See Note 10, “Financing Arrangements” to our audited Consolidated Financial Statements.

Loss on Extinguishment of Debt

During fiscal 2015, we recognized a $6 million loss on extinguishment of debt associated with an amendment to our Senior Secured Credit Agreement completed on May 29, 2015, pursuant to which the Company refinanced a portion of its outstanding term B-3, term B-4 and term B-6 loans with the proceeds of the issuance of term B-7 loans maturing May 29, 2020. The loss represents the difference between the reacquisition price and the carrying value (including unamortized discount and debt issuance costs) for the portion of the refinanced debt accounted for as a debt extinguishment. During fiscal 2014, we recognized a $5 million loss on extinguishment of debt in connection with (1) the refinancing of $1,138 million aggregate principal amount of term B-5 loans with the cash proceeds from the issuance of term B-6 loans and (2) the redemption of the aggregate principal amount plus accrued and unpaid interest of the 9.75% senior unsecured cash-pay notes and senior unsecured PIK toggle notes (collectively, the “Old Notes”). See Note 10, “Financing Arrangements” to our audited Consolidated Financial Statements.

Other (Expense) Income, Net

Other expense, net for fiscal 2015 was $11 million compared with other income, net of $3 million in fiscal 2014.

Other expense, net for fiscal 2015 includes $24 million from changes in the fair value of the Preferred Series B embedded derivative and $8 million of third-party fees incurred in connection with debt modification, partially offset by net foreign currency transaction gains of $14 million and $9 million associated with the release of a reserve related to a tax indemnification liability. Other income, net, for fiscal 2014 includes net foreign currency transaction gains of $18 million and the gain on the sale of the TBU business of $14 million, partially offset by changes in the fair value of the Preferred Series B embedded derivative of $22 million, net charges associated with certain tax indemnifications of $4 million, $2 million of third-party fees incurred in connection with debt modifications and a $2 million charge associated with the remeasurement of the monetary assets and liabilities of our Venezuelan subsidiary. Based on developments related to the foreign exchange process in Venezuela, the Company has changed the exchange rate used to remeasure its Venezuelan subsidiary’s monetary assets and liabilities from the official exchange rate as established by the Venezuelan government to the “Complimentary System of Foreign Currency Acquirement,” or SICAD rate.

Provision for Income Taxes of Continuing Operations

The provision for income taxes of continuing operations was $70 million and $51 million for fiscal 2015 and 2014, respectively. The Company’s effective income tax rates for fiscal 2015 and 2014 differ from the

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

U.S. federal tax rate primarily due to (1) the effect of taxable income in certain non-U.S. jurisdictions, (2) changes in the valuation allowance established against the Company’s deferred tax assets and (3) changes in estimates of uncertain tax positions. During fiscal 2015 the Company recorded a correction to the prior period valuation allowance on deferred tax assets, which decreased the provision for income taxes of continuing operations by $6 million. During fiscal 2014 the Company recorded a correction to prior period deferred tax assets and liabilities for certain foreign legal entities, which decreased the provision for income taxes of continuing operations by $6 million. The Company evaluated each correction in relation to the period of adjustment, as well as the periods in which the adjustments originated, and concluded that each adjustment was not material to fiscal 2015 and 2014 or any other fiscal quarter or year.

Income from Discontinued Operations, Net of Income Taxes

Income from discontinued operations for fiscal 2014 was $62 million. On March 31, 2014, the Company completed the sale of its ITPS business for a final sales price of $101 million, inclusive of $3 million of working capital adjustments and net of $2 million in costs to sell. Income from discontinued operations for fiscal 2014 includes the gain on the sale of the ITPS business of $52 million. See Note 5, “Divestitures—IT Professional Services Business,” to our audited Consolidated Financial Statements.

Liquidity and Capital Resources

On the Petition Date, the Company and certain of its affiliates filed the Bankruptcy Filing. The Debtors continue to operate their business as debtors-in-possession under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and the orders of the Bankruptcy Court. The Bankruptcy Filing constituted an event of default that accelerated payment of the Company’s obligations under the Credit Facilities and Senior Secured Notes. As a result of the Bankruptcy Filing, the principal and interest due under our debt agreements became due and payable, except as described in the Forbearance Agreement below. However, any efforts to enforce such payment obligations are automatically stayed as a result of the Bankruptcy Filing, and the creditors’ rights of enforcement are subject to the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court. Consequently, all debt outstanding under the Credit Facilities and Senior Secured Notes have been classified as debt subject to compromise and all unamortized debt issuance costs and unaccreted debt discounts were expensed.

Contemporaneously with the Bankruptcy Filing, the Foreign ABL Borrowers entered into the Forbearance Agreement pursuant to which, among other things, the Foreign ABL lenders agreed to forbear from exercising certain rights as a result of the Debtors filing voluntary petitions for relief under the Bankruptcy Code, which constitutes events of default under the Foreign ABL. The Forbearance Agreement also provides for, among other things, entry into a payoff letter which contemplates that all loans and other obligations that are accrued and payable under the Foreign ABL and the corresponding loan documents were required to be paid in full within eight business days after the Petition Date. The Foreign ABL and Domestic ABL were repaid in full on January 24, 2017 in the amount of $50 million and $55 million, respectively.

The Company’s ability to achieve planned operating cash flows, execute on its restructuring plans and emerge successfully from chapter 11 bankruptcy raise substantial doubt as to the Company’s ability to continue as a going concern. The Company must obtain the Bankruptcy Court’s approval of a plan of reorganization, which will enable the Company to transition from chapter 11 into ordinary course operations outside of bankruptcy. In connection with a plan of reorganization, the Company also may require a new credit facility, or “exit financing.” The Company’s ability to obtain such approval and financing will depend on, among other things, the timing and outcome of various ongoing matters related to the Bankruptcy Filing. A plan of reorganization determines the rights and satisfaction of claims of various creditors and security holders, and is subject to the ultimate outcome of negotiations and Bankruptcy Court decisions ongoing through the date on which the plan of reorganization is confirmed.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

The Debtors filed a plan of reorganization with the Bankruptcy Court on April 13, 2017 and the First Amended Plan of Reorganization on August 7, 2017. The Bankruptcy Court approved the amended disclosure statement on August 25, 2017, and allowed the Debtors to commence solicitation on their First Amended Plan of Reorganization, which solicitation began on September 8, 2017. Additionally, on August 25, 2017, the Bankruptcy Court approved the First Lien PSA, which became effective and binding upon court approval, and the Debtors entered into the Crossover PSA on October 23, 2017, among the Debtors and the Ad Hoc Crossover Group. On September 8, 2017, the Debtors filed the solicitation versions of the First Amended Plan of Reorganization and Amended Disclosure Statement. On September 9, 2017, the Bankruptcy Court assigned the Debtors and their major stakeholder constituencies to mediation. The mediation resulted in a resolution between these constituencies, and, as a result, the Debtors filed a further amended Plan of Reorganization and a Disclosure Statement Supplement on                             . The Bankruptcy Court set                             , 2017 as the date of commencement for Avaya’s confirmation hearing. Management cannot provide any assurances that it will be able to secure approval for the Company’s proposed Plan of Reorganization, from the Bankruptcy Court. The proposed Plan of Reorganization will be subject to revision prior to submission to the Bankruptcy Court based upon discussions with the Company’s creditors and other interested parties, and thereafter in response to creditor claims and objections and the requirements of the Bankruptcy Court or the Bankruptcy Code. The ultimate outcome of these matters and the effect they will have on our cash position, liquidity and leverage cannot be determined at this time.

In connection with the Bankruptcy Filing, on January 19, 2017, the Company entered into the DIP Credit Agreement, which provides a $725 million term loan facility due January 2018, and also includes a cash collateralized letter of credit facility in an aggregate amount equal to $150 million. All letters of credit shall be cash collateralized in an amount equal to 101.5% of the face amount of such letters of credit denominated in U.S. dollars and 103% of the face amount of letters of credit denominated in alternative currencies. The DIP Credit Agreement, in the case of the Base Rate Loans, bears interest at a rate per annum equal to 6.5% plus the highest of (i) Citibank, N.A.’s prime rate, (ii) the Federal Funds Rate plus 0.5% and (iii) the Eurocurrency Rate for an interest period of one month, subject to a 2% floor and in the case of the Eurocurrency Loans, bears interest at a rate per annum equal to 7.5% plus the applicable Eurocurrency Rate, subject to a 1% floor. As of June 30, 2017, the weighted average interest rate for the $725 million term loan facility was 8.7%.

The DIP Credit Agreement limits, among other things, the Company’s ability to (i) incur indebtedness, (ii) incur or create liens, (iii) dispose of assets, (iv) prepay subordinated indebtedness and make other restricted payments, (v) enter into sale and leaseback transactions, (vi) make dividends, redemptions and repurchases of capital stock, (vii) enter into transactions with affiliates and (viii) modify the terms of any organizational documents and certain material contracts of the Company. In addition to standard obligations, the DIP order provides for specific milestones that the Company must achieve by specific target dates. In addition, the Company and its subsidiaries are required to maintain minimum cumulative consolidated EBITDA (as defined in the DIP Credit Agreement) of not less than specified levels ranging from $133 million to $386 million, depending on the applicable period referenced in the DIP Credit Agreement. The Debtors must also maintain minimum Consolidated Liquidity (as defined in the DIP Credit Agreement) ranging from $20 million to $100 million depending on the applicable period referenced in the DIP Credit Agreement.

The Company drew $425 million in term loans under the DIP Credit Agreement on January 24, 2017 upon the Bankruptcy Court’s issuance of the interim order. The proceeds were used to repay the outstanding balance of $55 million under the Domestic ABL, to repay the outstanding balance of $50 million under the Foreign ABL, to cash collateralize $69 million of existing letters of credit and for general working capital needs.

On March 10, 2017, the Bankruptcy Court approved the final order authorizing the Debtors to access the full amount under the DIP Credit Agreement. The Company drew the remaining $300 million upon approval of the final order. The proceeds will be used for general working capital needs.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

Sources and Uses of Cash

The following table provides the condensed statements of cash flows for the periods indicated:

	Nine months ended June 30,		Fiscal years ended September 30,
(Dollars in millions)	2017	2016	2016	2015	2014
Net cash (used for) provided by:
Net loss	$(209)	$(247)	$(730)	$(168)	$(253)
Income from discontinued operations, net of income taxes	—	—	—	—	62

Loss from continuing operations	(209)	(247)	(730)	(168)	(315)
Adjustments to net loss for non-cash items	456	240	829	468	489
Changes in operating assets and liabilities	(122)	37	14	(85)	(139)

Continuing operating activities	125	30	113	215	35
Discontinued operating activities	—	—	—	—	4

Operating activities	125	30	113	215	39

Continuing investing activities	(120)	(80)	(100)	(129)	(33)
Discontinued investing activities	—	—	—	—	101

Investing activities	(120)	(80)	(100)	(129)	68
Financing activities	387	3	9	(53)	(60)
Effect of exchange rate changes on cash and cash equivalents	1	(7)	(9)	(32)	(14)

Net increase (decrease) in cash and cash equivalents	393	(54)	13	1	33
Cash and cash equivalents at beginning of year	336	323	323	322	289

Cash and cash equivalents at end of period	$729	$269	$336	$323	$322

Operating Activities

Cash provided by operating activities was $125 million and $30 million for the nine months ended June 30, 2017 and 2016, respectively.

Adjustments to reconcile net loss to net cash provided by operations for the nine months ended June 30, 2017 and 2016 were $456 million and $240 million, and primarily consisted of depreciation and amortization of $263 million and $277 million, deferred income taxes of $(38) million and $4 million, unrealized foreign currency loss (gain) of $4 million and $(14) million, non-cash interest expense of $61 million and $15 million, and share-based compensation of $10 million and $12 million, respectively. In addition, there was $65 million of impairment of indefinite-lived intangible assets, $52 million of goodwill impairment and $39 million of non-cash and financing related reorganization items for the nine months ended June 30, 2017.

During the nine months ended June 30, 2017, changes in our operating assets and liabilities resulted in a net decrease in cash and cash equivalents of $122 million and an increase of $37 million during the nine months ended June 30, 2016. The net decrease during the nine months ended June 30, 2017 was driven by the timing of payments to our vendors, payments associated with our employee incentive programs and payments associated with business restructuring reserves. During the nine months ended June 30, 2016, the net increase was driven by collections of accounts receivable, increases in deferred revenue and lower inventory, partially offset by payments associated with our payroll and benefit obligations.

Cash provided by continuing operating activities was $113 million, $215 million and $35 million for fiscal 2016, 2015 and 2014, respectively.

Adjustments to reconcile net loss to net cash provided by operations for fiscal 2016, 2015 and 2014 were $829 million, $468 million and $489 million and consisted of depreciation and amortization of $374,

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

$371 million and $434 million, deferred income taxes of $(53) million, $29 million and $22 million, unrealized (gain) on foreign currency exchange of $(12) million, $(4) million and $(15) million, non-cash interest expense of $20 million, $20 million and $19 million, third-party fees for debt modification and non-cash charges associated with our refinancing of $0, $11 million and $5 million, changes in the fair value of Preferred Series B embedded derivative of $(73) million, $24 million and $22 million and share based compensation of $16 million, $19 million and $25 million, respectively.

Cash (used for) provided by changes in operating assets and liabilities for fiscal 2016, 2015 and 2014 were $14 million, $(85) million and $(139) million, respectively.

In fiscal 2016 changes in our operating assets and liabilities resulted in a net decrease in cash and cash equivalents and was driven by payments associated with our employee incentive programs, the timing of payments to our vendors, and payments associated with business restructuring reserves. These decreases were partially offset by collection of accounts receivable, increases in accrued interest, increases in deferred revenues and lower inventory.

In fiscal 2015 changes in our operating assets and liabilities resulted in a net decrease in cash and cash equivalents and was driven by payments associated with our employee incentive programs, the timing of payments to our vendors, and business restructuring reserves established in previous periods. These decreases were partially offset by increases in deferred revenues and collection of accounts receivable.

In fiscal 2014 changes in our operating assets and liabilities resulted in a net decrease in cash and cash equivalents and was driven by payments associated with our employee incentive programs and benefit obligations and increases in receivables. These decreases were partially offset by reductions in our inventory levels and an increase in accounts payable.

Investing Activities

Cash used for investing activities was $120 million and $80 million for the nine months ended June 30, 2017 and 2016, and included capital expenditures of $40 million and $74 million and scheduled payments for businesses acquired in prior periods to enhance our technology portfolio of $4 million and $20 million, respectively. During the nine months ended June 30, 2017, cash used for investing activities also includes the net increase in restricted cash of $77 million primarily attributed to the cash collateralized letters of credit issued under the DIP Credit Agreement. During the nine months ended June 30, 2016, cash used for investing activities was partially offset by $14 million in proceeds received in connection with financing the use of equipment for the performance of services under our agreement with HP Enterprise Services, LLC (“HP”) and $2 million in proceeds from the sale of real estate.

Net cash (used for) provided by investing activities for fiscal 2016, 2015 and 2014 was $(100) million, $(129) million and $68 million and includes capital expenditures of $94 million, $124 million and $134 million, cash used for the acquisition of businesses of $20, $24 million and $16 million and proceeds from the sale of long-lived assets of $2 million, $0 million and $101 million, respectively.

During fiscal 2016 and 2015, we received proceeds of $14 million and $22 million, respectively, for the sale of equipment used in the performance of services under our agreement with HP.

During fiscal 2014, cash provided by investing activities included proceeds from the sale of the ITPS business of $101 million and the TBU business of $26 million. Also, during the fiscal 2014 the Company invested $10 million for less than a 6% equity interest in an unaffiliated privately-held company.

Financing Activities

Cash provided by financing activities was $387 million for the nine months ended June 30, 2017 as compared to $3 million for the nine months ended June 30, 2016.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

Cash provided by financing activities during the nine months ended June 30, 2017 includes $712 million of proceeds from the DIP Credit Agreement and $150 million of repayments under our revolving credit facilities compared to $37 million of borrowings in excess of repayments during the nine months ended June 30, 2016. During the nine months ended June 30, 2017 and 2016, debt repayments, inclusive of adequate protection payments, were $155 million and $19 million, and scheduled repayments in connection with financing the use of equipment for the performance of services under our agreement with HP were $15 million and $12 million, respectively.

Net cash (used for) provided by financing activities for fiscal 2016, 2015 and 2014 was $9 million, $(53) million and $(60) million, respectively, and primarily included proceeds from our financing agreements, offset by repayments and payments for debt issuance and modification costs.

Cash provided by financing activities for fiscal 2016 includes $57 million of borrowings in excess of repayments under our revolving credit facilities. We also made $19 million of payments in connection with the financing the use of equipment for the performance of services under our agreement with HP.

Cash used for financing activities for fiscal 2015 includes cash proceeds of $2,100 million from the issuance of term B-7 loans maturing May 29, 2020. The proceeds from the issuance of the term B-7 loans were used to: (a) repay $2,054 million aggregate principal amounts of term B-3 loans, term B-4 loans, and term B-6 loans, (b) repay $32 million of revolving loans outstanding under the Senior Secured Credit Agreement, (c) pay $8 million of third party fees and expenses for debt modification costs incurred in the refinancing transaction, and (d) pay $1 million for interest accrued on the refinanced term and revolving credit loans through the date of the refinancing transaction. The redemption price of the term B-3 loans and term B-6 loans includes $1 million of paid-in-kind interest expense recognized in prior periods and $3 million of unamortized discount which is included in the loss on extinguishment of debt. In addition to the $32 million repaid with the proceeds of the term B-7 loans, we repaid another $90 million and borrowed $50 million of revolving loans under the Senior Secured Credit Agreement during fiscal 2015. We also made $12 million of payments related to the Company’s sale-leaseback arrangement with HP.

Cash used for financing activities for fiscal 2014 includes proceeds of $1,136 million from the issuance of term B-6 loans and $140 million from borrowing under the Company’s revolving credit facilities. The proceeds from the issuance of the term B-6 loans were used to repay $1,138 million of term B-5 loans and the proceeds from borrowings under the Company’s revolving credit facilities, together with cash on-hand of $10 million, were used to redeem $92 million of 10.125%/10.875% senior unsecured PIK toggle notes and $58 million of 9.75% senior unsecured cash-pay notes. The redemption of the $92 million of 10.125%/10.875% senior unsecured PIK toggle notes includes $9 million of paid-in-kind interest expensed in prior periods.

Net cash (used for) provided by financing activities also includes scheduled repayments of our long-term debt of $25 million, $32 million and $38 million in fiscal 2016, 2015 and 2014, respectively.

Credit Facilities

As discussed above, the Bankruptcy Filing constituted an event of default under the Senior Secured Credit Agreement, Senior Secured Notes, Domestic ABL and Foreign ABL. The creditors are, however, stayed from taking any action as a result of the default under Section 362 of the Bankruptcy Code. The Foreign ABL and Domestic ABL were repaid in full on January 24, 2017 in the amount of $50 million and $55 million, respectively.

In connection with the Bankruptcy Filing, on January 19, 2017, the Company entered into the DIP Credit Agreement which provides a $725 million term loan facility due January 2018 and a cash collateralized letter of credit facility in an aggregate amount equal to $150 million. All letters of credit shall be cash collateralized in an amount equal to 101.5% of the face amount of such letters of credit denominated in U.S. dollars and 103% of the

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

face amount of letters of credit denominated in alternative currencies. The DIP Credit Agreement, in the case of the Base Rate Loans, bears interest at a rate per annum equal to 6.5% plus the highest of (i) Citibank, N.A.’s prime rate, (ii) the Federal Funds Rate plus 0.5% and (iii) the Eurocurrency Rate for an interest period of one month, subject to a 2% floor and in the case of the Eurocurrency Loans, bears interest at a rate per annum equal to 7.5% plus the applicable Eurocurrency Rate, subject to a 1% floor. As of June 30, 2017, the weighted average interest rate for the $725 million term loan facility was 8.7%.

The DIP Credit Agreement limits, among other things, the Company’s ability to (i) incur indebtedness, (ii) incur or create liens, (iii) dispose of assets, (iv) prepay subordinated indebtedness and make other restricted payments, (v) enter into sale and leaseback transactions, (vi) make dividends, redemptions and repurchases of capital stock, (vii) enter into transactions with affiliates and (viii) modify the terms of any organizational documents and certain material contracts of the Company. In addition to standard obligations, the DIP order provides for specific milestones that the Company must achieve by specific target dates. In addition, the Company and its subsidiaries are required to maintain minimum cumulative consolidated EBITDA (as defined in the DIP Credit Agreement) of not less than specified levels for certain periods, with the specified levels ranging from $133 million to $386 million, depending on the applicable period referenced in the DIP Credit Agreement. The Debtors must also maintain minimum Consolidated Liquidity (as defined in the DIP Credit Agreement) ranging from $20 million to $100 million depending on the applicable period referenced in the DIP Credit Agreement.

The Company drew $425 million in term loans under the DIP Credit Agreement on January 24, 2017 upon the Bankruptcy Court’s issuance of the interim order. The proceeds were used to repay the outstanding balance of $55 million under the Domestic ABL, to repay the outstanding balance of $50 million under the Foreign ABL, to cash collateralize $69 million of existing letters of credit and for general working capital needs.

On March 10, 2017, the Bankruptcy Court approved the final order authorizing the Debtors to access the full amount under the DIP Credit Agreement. The Company drew the remaining $300 million upon approval of the final order. The proceeds will be used for general working capital needs.

At June 30, 2017, the Company had issued and outstanding letters of credit and guarantees of $71 million, which are fully cash collateralized pursuant to the terms of the DIP Credit Agreement, and aggregate remaining availability of $79 million.

See Note 1, “Background and Basis of Presentation” and Note 7, “Financing Arrangements” to our unaudited interim Consolidated Financial Statements for further details.

Future Cash Requirements

A substantial portion of our future cash requirements are for the payment of principal and interest on our debt which historically has been in excess of 70% of our operating cash flows as adjusted to add back interest payments on our debt. Our other future cash requirements relate to working capital, capital expenditures, restructuring payments and benefit obligations. In addition, we may use cash in the future to make strategic acquisitions.

In addition to our working capital requirements, we expect our primary cash requirements for the remainder of fiscal 2017 to be as follows:

•

Debt service—We expect to make payments for the remainder of fiscal 2017 of approximately $68 million consisting of adequate protection payments, interest associated with debt obligations under the Senior Secured Credit Agreement, the DIP Credit Agreement, the 9% Senior Secured Notes and the 7% Senior Secured Notes. As discussed above, the Bankruptcy Filing constituted an event of default under the Credit Facilities and Senior Secured Notes. The creditors are, however, stayed from taking

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

any action as a result of the default under Section 362 of the Bankruptcy Code. See Note 1, “Background and Basis of Presentation” and Note 7, “Financing Arrangements” to our unaudited interim Consolidated Financial Statements for further details.

•	Restructuring payments—We expect to make payments of approximately $12 million to $18 million during the remainder of fiscal 2017 for employee separation costs and lease termination obligations associated with restructuring actions we have taken through June 30, 2017 and additional actions we may take in fiscal 2017 as the Company continues to evaluate opportunities to streamline its operations and identify additional cost savings globally.

•	Capital expenditures—We expect to spend approximately $15 million to $20 million for capital expenditures during the remainder of fiscal 2017.

•	Benefit obligations—We expect to make payments under our pension and postretirement obligations of $13 million during the remainder of fiscal 2017. These payments include less than $1 million of payments under our U.S. benefit plans that are not pre-funded, $7 million under our non-U.S. benefit plans that are predominately not pre-funded and $5 million under our U.S. retiree medical benefit plan that is not pre-funded. If the required contributions are not paid by the end of the 2017 fiscal year, additional penalties may be assessed. See discussion in Note 11, “Benefit Obligations” to our unaudited interim Consolidated Financial Statements for further details of our benefit obligations.

In addition to the matters identified above, in the ordinary course of business, the Company is involved in litigation, claims, government inquiries, investigations and proceedings, including, but not limited to, those identified below, relating to intellectual property, commercial, employment, environmental and regulatory matters.

On October 23, 2014, in connection with an action in the U.S. District Court, District of New Jersey, against defendants Telecom Labs, Inc., TeamTLI.com Corp. and Continuant Technologies, Inc. (the “TLI/Continuant matter”), the Company filed a supersedeas bond with the Court in the amount of $63 million to stay execution of a judgment against it while the matter is on appeal. On February 22, 2016, the Company posted a bond in the amount of $8 million in connection with the TLI/Continuant’s attorneys’ fees, expenses and costs. The Company secured posting of the bonds through the issuance of a letter of credit under its Credit Facilities and Senior Secured Notes.

On September 30, 2016, the Third Circuit issued a favorable ruling for the Company which included: (1) reversing the mid-trial decision to dismiss four of the Company’s affirmative claims and reinstated them; (2) vacating the jury verdict on the two claims decided in TLI/Continuant’s favor; (3) entering judgment in the Company’s favor on a portion of TLI/Continuant’s claim relating to attempted monopolization; (4) dismissing TLI/Continuant’s PDS patches claim as a matter of law; (5) vacating the damages award to TLI/Continuant; (6) vacating the award of prejudgment interest to TLI/Continuant; and (7) vacating the injunction.

As a result of the Third Circuit’s opinion, on November 23, 2016, the Company filed a Notice of Motion to Release the Supersedeas Bonds, which the court granted on December 23, 2016. On January 13, 2017, the Court entered an Order staying the matter pending mediation. On January 20, 2017, the Company filed a Notice of Suggestion on Pendency of Bankruptcy for Avaya Inc., et. al. and Automatic Stay of Proceedings. See Note 14, “Commitments and Contingencies—Antitrust Litigation” to our unaudited interim Consolidated Financial Statements for additional details regarding this litigation matter. These and other legal matters could have a material adverse effect on the manner in which the Company does business and the Company’s financial position, results of operations, cash flows and liquidity.

In September 2011, Network-1 Security Solutions, Inc. filed a complaint for patent infringement against the Company and other corporations in the Eastern District of Texas (Tyler Division), alleging infringement of its patent with respect to power over Ethernet technology. Network-1 seeks to recover for alleged reasonable royalties, enhanced damages and attorneys’ fees. In January 2017, the Company filed a Notice of Suggestion of Pendency of Bankruptcy, which informed the Court of the Company’s voluntary bankruptcy petition filing and

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

stay of proceedings. On March 3, 2017, Network-1 filed a motion for relief from the automatic stay in the Company’s bankruptcy proceeding, which has yet to be decided and since has been adjourned in the Bankruptcy Court via agreement between the Company and Network-1. On September 21, 2017, the Company filed a motion with the Bankruptcy Court seeking an order approving a settlement agreement with Network-1; the motion is currently pending.

The Company is required to prepay outstanding term loans based on its annual excess cash flow, as defined in the Senior Secured Credit Agreement. No such excess cash payments were required based on the Company’s fiscal 2016, 2015 and 2014 cash flows.

Future Sources of Liquidity

We expect our existing cash balance, cash generated by operations and borrowings available under our DIP Credit Agreement and proceeds from the sale of certain assets of our Networking segment to be our primary sources of short-term liquidity. We expect that revenues from higher margin products and services and continued focus on accounts receivable, inventory management and cost containment will enable us to generate positive net cash from operating activities.

As discussed in Note 7, “Financing Arrangements” to our unaudited interim Consolidated Financial Statements, the Company is in violation of certain debt covenants under its Credit Facilities and the indentures governing the Senior Secured Notes. On the Petition Date, the Company and certain of its affiliates filed the Bankruptcy Filing under chapter 11 of the Bankruptcy Code. The Debtors will continue to operate their business as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and the orders of the Bankruptcy Court. The Bankruptcy Filing constituted an event of default that accelerated payment of the Company’s obligations under its Credit Facilities and Senior Secured Notes. As a result of the Bankruptcy filing, the principal and interest due under our debt agreements became due and payable, except as described in the Forbearance Agreement above. However, any efforts to enforce such payment obligations are automatically stayed as a result of the Bankruptcy Filing, and the creditors’ rights of enforcement are subject to the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court. The Debtors filed a proposed plan of reorganization and related disclosure statement with the Bankruptcy Court on April 13, 2017. The Debtors subsequently filed the First Amended Plan of Reorganization and disclosure statement on August 7, 2017. In addition, on August 6, 2017, the Debtors entered into the First Lien PSA with holders of more than 50% of first lien debt of the Company, pursuant to which such holders, when solicited, will vote in favor of and support the Plan of Reorganization. The First Lien PSA was subsequently amended on August 23, 2017 and October 23, 2017. Also in connection with the Plan of Reorganization, the Debtors entered into the Crossover PSA, dated as of October 23, 2017, among the Debtors and the Ad Hoc Crossover Group. The Bankruptcy Court approved the amended disclosure statement on August 25, 2017, and allowed the Debtors to commence solicitation on their First Amended Plan of Reorganization, which solicitation began on September 8, 2017. Additionally, on August 25, 2017, the Bankruptcy Court approved the First Lien PSA, which became effective and binding upon court approval. On September 9, 2017, the Bankruptcy Court assigned the Debtors and their major stakeholder constituencies to mediation. The mediation resulted in a resolution between these constituencies, and, as a result, the Debtors filed a further amended Plan of Reorganization and a Disclosure Statement Supplement on                     . Management cannot provide any assurances that it will be able to secure approval for the Company’s proposed Plan of Reorganization from the Bankruptcy Court. The proposed Plan of Reorganization submitted to the Bankruptcy Court remains subject to revision based upon discussions with the Company’s creditors and other interested parties, and thereafter in response to creditor claims and objections and the requirements of the Bankruptcy Code or the Bankruptcy Court. The ultimate outcome of these matters and the effect they will have on our cash position, liquidity and leverage cannot be determined at this time.

In connection with the Bankruptcy Filing, on January 19, 2017, the Company entered into the DIP Credit Agreement which provides a $725 million term loan facility due January 2018, and a cash collateralized letter of credit facility in an aggregate amount equal to $150 million. The Company drew $425 million in term loans

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

under the DIP Credit Agreement on January 24, 2017 upon the Bankruptcy Court’s issuance of the interim order. The proceeds were used to repay the outstanding balance of $55 million under the Domestic ABL, to repay the outstanding balance of $50 million under the Foreign ABL, to cash collateralize $69 million of existing letters of credit and for general working capital needs.

On March 10, 2017, the Bankruptcy Court approved the final order authorizing the Debtors to access the full amount under the DIP Credit Agreement. The Company drew the remaining $300 million upon approval of the final order. The proceeds will be used for general working capital needs.

All letters of credit issued under the DIP Credit Agreement shall be cash collateralized in an amount equal to 101.5% of the face amount of such letters of credit denominated in U.S. dollars and 103% of the face amount of letters of credit denominated in alternative currencies. The DIP Credit Agreement, in the case of the Base Rate Loans, bears interest at a rate per annum equal to 6.5% plus the highest of (i) Citibank, N.A.’s prime rate, (ii) the Federal Funds Rate plus 0.5% and (iii) the Eurocurrency Rate for an interest period of one month, subject to a 2% floor, and in the case of the Eurocurrency Loans, bears interest at a rate per annum equal to 7.5% plus the applicable Eurocurrency Rate, subject to a 1% floor.

As of June 30, 2017 and September 30, 2016, our cash and cash equivalents held outside the U.S. were $213 million and $97 million, respectively. As of June 30, 2017, balances of cash and cash equivalents held outside the U.S. in excess of in-country needs and which could not be distributed to the U.S. without restriction were not material.

Upon the Emergence Date, we expect to enter into certain exit financing arrangements to meet our future liquidity needs.

Debt Ratings

On February 3, 2017, Moody’s assigned a Baa3 rating to the DIP Credit Agreement and withdrew all previous ratings. On February 3, 2017, Standard and Poor’s assigned a BB- rating to the DIP Credit Agreement and affirmed its D corporate credit rating for the Company. The downgrades were prompted by the Company’s January 19, 2017 announcement that it had initiated chapter 11 bankruptcy proceedings. See discussion in Note 1, “Background and Basis of Presentation” to our unaudited interim Consolidated Financial Statements for further details. Our ability to obtain additional external financing and the related cost of borrowing may be affected by our debt ratings, which are periodically reviewed by the major credit rating agencies. The ratings are subject to change or withdrawal at any time by the respective credit rating agencies.

EBITDA and Adjusted EBITDA

EBITDA is defined as net income (loss) before income taxes, interest expense, interest income and depreciation and amortization. EBITDA provides us with a measure of operating performance that excludes items that are outside the control of management, which can differ significantly from company to company depending on capital structure, the tax jurisdictions in which companies operate and capital investments. Under the Company’s debt agreements, the ability to draw down on the revolving credit facilities or engage in activities such as incurring additional indebtedness, making investments and paying dividends is tied in part to ratios based on a measure of adjusted EBITDA. As defined in our debt agreements, adjusted EBITDA is a non-GAAP measure of EBITDA further adjusted to exclude certain charges and other adjustments, including one-time charges, permitted in calculating covenant compliance under our debt agreements. Further, our debt agreements require that adjusted EBITDA be calculated for the most recent four fiscal quarters. As a result, the measure can be disproportionately affected by a particularly strong or weak quarter. Moreover, it may not be comparable to the measure for any subsequent four-quarter period or any complete fiscal year.

We also calculate Adjusted EBITDA for purposes other than debt covenant compliance using a different formulation than that allowed in our debt documents. Certain employee and management benefit plans are

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

determined using financial targets based on Adjusted EBITDA. We also believe Adjusted EBITDA is more useful to equity investors than the calculation of debt adjusted EBITDA because the former does not include adjustments for certain items that we believe are indicative of our performance. In addition, we believe Adjusted EBITDA provides more comparability between our historical results and results that reflect purchase accounting and our current capital structure. Accordingly, Adjusted EBITDA measures our financial performance based on operational factors that management can impact in the short-term, such as our pricing strategies, volume, costs and expenses of the organization, and it presents our financial performance in a way that can be more easily compared to prior quarters or fiscal years.

EBITDA and Adjusted EBITDA have limitations as analytical tools. EBITDA measures do not represent net income (loss) or cash flow from operations as those terms are defined by GAAP and do not necessarily indicate whether cash flows will be sufficient to fund cash needs. While EBITDA measures are frequently used as measures of operations and the ability to meet debt service requirements, these terms are not necessarily comparable to other similarly titled captions of other companies due to the potential inconsistencies in the method of calculation. Adjusted EBITDA excludes the impact of earnings or charges resulting from matters that we consider not to be indicative of our ongoing operations. In particular, our formulation of Adjusted EBITDA allows adjustment for certain amounts that are included in calculating net loss as set forth in the following table including, but not limited to, restructuring charges, certain fees payable to our Sponsors and other advisors, resolution of certain legal matters and a portion of our pension costs and post-employment benefits costs which represents the amortization of pension service costs and actuarial gain (loss) associated with these benefits. However, these are expenses that may recur, may vary and are difficult to predict.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

The unaudited reconciliation of loss from continuing operations, which is a GAAP measure, to EBITDA and Adjusted EBITDA, which are non-GAAP measures, is presented below:

	Nine months ended June 30,		Fiscal years ended September 30,
(Dollars in millions)	2017	2016	2016	2015	2014
Loss from continuing operations	$(209)	$(247)	$(730)	$(168)	$(315)
Interest expense(a)	229	353	471	452	459
Interest income	(2)	(1)	(1)	(1)	(2)
(Benefit from) provision for income taxes	(22)	66	11	70	51
Depreciation and amortization	263	277	374	371	434

EBITDA	259	448	125	724	627
Restructuring charges, net	22	88	105	62	165
Sponsors’ and other advisory fees(b)	82	15	43	7	7
Acquisition and integration-related costs(c)	1	2	2	4	7
Divestiture-related costs(d)	—	—	—	—	2
Third-party sales transformation costs(e)	—	5	5	—	—
Reorganization items, net(f)	77	—	—	—	—
Loss on extinguishment of debt(g)	—	—	—	6	5
Third-party fees expensed in connection with debt(h)	—	—	—	8	2
Non-cash share-based and other compensation	10	12	19	19	25
Impairment of indefinite-lived intangible assets	65	—	100	—	—
Goodwill impairment	52	—	442	—	—
Impairment of long-lived asset	3	—	—	—	—
Loss (gain) on sale of long-lived assets, net	—	—	1	(1)	—
Gain on sale of TBU business	—	—	—	—	(14)
Change in certain tax indemnifications	—	—	—	(9)	4
Loss on equity investment	—	—	11	—	—
Change in fair value of Preferred Series B embedded derivative(i)	—	(56)	(73)	24	22
Securities registration fees(j)	—	1	1	—	—
Costs in connection with certain legal matters(k)	—	106	106	—	8
Foreign currency gains, net	(1)	(10)	(10)	(14)	(16)
Pension/OPEB/nonretirement postemployment benefits and long-term disability costs(l)	70	45	63	69	51
Other	1	—	—	1	3

Adjusted EBITDA	$641	$656	$940	$900	$898

(a)	Effective January 19, 2017, the Company ceased recording interest expense on outstanding pre-petition debt classified as liabilities subject to compromise. Contractual interest expense represents amounts due under the contractual terms of outstanding debt, including debt subject to compromise. For the period from January 19, 2017 through June 30, 2017, contractual interest expense related to debt subject to compromise of $201 million has not been recorded, as it is not expected to be an allowed claim under the Bankruptcy Filing.
(b)	Sponsors’ fees represent monitoring fees payable to affiliates of the Sponsors and their designees pursuant to a management services agreement. Other advisory fees represent costs incurred to assist in the assessment of strategic and financial alternatives to improve the Company’s capital structure.
(c)	Acquisition and integration-related costs primarily represent third-party consulting fees related to developing compatible IT systems and internal processes with those of acquired entities.
(d)	Divestiture-related costs include legal and other costs primarily related to the sale of the ITPS business.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

(e)	Third-party sales transformation costs are consulting fees incurred in support of the Company’s sales initiatives and the realignment of its sales organization.
(e)	Divestiture-related costs include legal and other costs primarily related to the sale of the ITPS business.
(f)	Reorganization items, net represent amounts incurred subsequent to the Bankruptcy Filing as a direct result of the Bankruptcy Filing and are comprised of professional fees and DIP Credit Agreement financing costs.
(g)	Loss on extinguishment of debt represents losses recognized in connection with certain debt refinancing transactions entered into during fiscal 2015 and 2014. The loss is based on the difference between the reacquisition price and the carrying value (including unamortized debt issue costs) of the debt. See Note 10, “Financing Arrangements,” to our audited Consolidated Financial Statements.
(h)	The third-party fees expensed in connection with debt modification represent fees paid to third parties in connection with certain debt refinancing transactions entered into during fiscal 2015 and 2014. See Note 10, “Financing Arrangements,” to our audited Consolidated Financial Statements.
(i)	Represents the loss (gain) on changes in the fair value of certain embedded derivative features of the Company’s Series B preferred stock. Under GAAP, these embedded features must be recognized at fair value at each balance sheet date with the changes in the fair value recognized in operations. See Note 16, “Capital Stock.” to our audited Consolidated Financial Statements located elsewhere in this registration statement.
(j)	Represents third-party fees incurred in connection with the Company’s registration statement.
(k)	Costs in connection with certain legal matters include reserves and settlements, as well as associated legal costs.
(l)	Represents that portion of pension and post-employment benefit costs which represents the amortization of prior service costs and net actuarial gain (loss) associated with these benefits.

Use of Estimates and Critical Accounting Policies

Our Consolidated Financial Statements are based on the selection and application of GAAP, which require us to make estimates and assumptions about future events that affect the amounts reported in our Consolidated Financial Statements and the accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results could differ from those estimates and any such differences may be material to the financial statements. We believe that the following policies may involve a higher degree of judgment and complexity in their application and represent the critical accounting policies used in the preparation of our financial statements. If different assumptions or conditions were to prevail, the results could be materially different from our reported results.

Basis of Presentation

The audited Consolidated Financial Statements included herein have been prepared on a basis that assumes that the Company will continue as a going concern and contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

On December 29, 2016, the Company issued a Notice of Default under its Senior Secured Credit Agreement, the Domestic ABL and Foreign ABL. The Notice of Default was issued as a result of the Company’s failure to deliver audited financial statements, other financial reports, and compliance certifications as required by the aforementioned credit agreements. As a result of the Notice of Default, the Company’s ability to obtain additional borrowings under the Company’s Domestic ABL and Foreign ABL was suspended by the lenders.

At September 30, 2016, the Company had certain debt obligations totaling $617 million that have a stated due date of October 26, 2017. The Company’s cash position as of September 30, 2016 and projected operating cash flows are inadequate to meet these obligations. The Company’s debt service obligations raise substantial doubt as to the Company’s ability to continue as a going concern. The Report of Independent Auditors issued with respect to our audited Consolidated Financial Statements included herein includes an explanatory paragraph expressing uncertainty as to the Company’s ability to continue as a going concern. As discussed in Note 10

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

“Financing Arrangements” to our audited Consolidated Financial Statements, the Company’s credit facilities contain various covenants that, among other matters, require the Company to deliver timely audited financial statements, which shall not be subject to any “going concern” qualification. Because the Report of Independent Auditors with respect to our fiscal 2016 Consolidated Financial Statements includes an explanatory paragraph expressing uncertainty as to the Company’s ability to continue as a going concern, the Company is in violation of this and the other covenants identified in the Notice of Default. Consequently, all debt outstanding under the credit facilities and the indentures governing the Senior Secured Notes has been classified as current liabilities.

The Company’s ability to achieve planned operating cash flows, execute on its restructuring plans and emerge successfully from chapter 11 bankruptcy raise substantial doubt as to the Company’s ability to continue as a going concern. The Company must obtain the Bankruptcy Court’s approval of a reorganization plan, which will enable the Company to transition from chapter 11 into ordinary course operations outside of bankruptcy. In connection with a reorganization plan, the Company also may require exit financing. The Company’s ability to obtain such approval and financing will depend on, among other things, the timing and outcome of various ongoing matters related to the Bankruptcy Filing. A reorganization plan determines the rights and satisfaction of claims of various creditors and security holders, and is subject to the ultimate outcome of negotiations and Bankruptcy Court decisions ongoing through the date on which the reorganization plan is confirmed.

Acquisition Accounting

The Company accounts for business combinations using the acquisition method, which requires an allocation of the purchase price of an acquired entity to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. Goodwill represents the excess of the purchase price over the net tangible and intangible assets acquired.

Revenue Recognition

The Company derives revenue primarily from the sale of software products and related services for communications systems and applications. The Company’s products are sold directly through its worldwide sales force and indirectly through its global network of channel partners, including distributors, service providers, dealers, value-added resellers, systems integrators and business partners that provide sales and services support. Services includes (i) supplemental maintenance service, including services provided under contracts to monitor and optimize customers’ communications network performance (ii) professional services for implementation and integration of converged voice and data networks, network security and unified communications and (iii) private cloud and managed services. Maintenance contracts have terms that range from one to five years. Contracts for professional services typically have terms that range from four to six weeks for standard products and from six months to one year for customized products. Contracts for private cloud and managed services have terms that range from one to seven years.

In accordance with GAAP, revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectability is reasonably assured. For arrangements that require acceptance of the product, system or solution as specified by the customer, revenue is deferred until the acceptance criteria have been met.

The Company’s indirect sales to channel partners are generally recognized at the time of shipment if all contractual obligations have been satisfied. The Company accrues a provision for estimated sales returns and other allowances, including promotional marketing programs and other incentives as a reduction of revenue at time of sale. When estimating returns, the Company considers customary inventory levels held by third-party distributors.

The Company enters into multiple deliverable arrangements, which may include various combinations of products, software and services. Most product and service deliverables qualify as separate units of accounting

Confidential Treatment Requested by Avaya Holdings Corp.

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and can be sold on a standalone basis. A deliverable constitutes a separate unit of accounting when it has standalone value and, where return rights exist, delivery or performance of the undelivered items is considered probable and substantially within the Company’s control. When the Company sells products with implementation services, they are generally combined as one or more units of accounting, depending on the nature of the services and the customer’s acceptance requirements.

The Company’s products may have both software and non-software components that function together to deliver the products’ essential functionality. For these multiple deliverable arrangements, the Company allocates revenue to the deliverables based on their relative selling prices. To the extent that a deliverable is subject to specific guidance on whether and/or how to allocate the consideration in a multiple element arrangement, that deliverable is accounted for in accordance with such specific guidance. The Company limits the amount of revenue recognition for delivered items to the amount that is not contingent on the future delivery of products or services or meeting other future performance obligations.

The Company allocates revenue based on a selling price hierarchy of vendor-specific objective evidence, third-party evidence, and then estimated selling price. Vendor-specific objective evidence is based on the price charged when the deliverable is sold separately. Third-party evidence is based on largely interchangeable competitor products or services in standalone sales to similarly situated customers. As the Company is unable to reliably determine what competitors products’ selling prices are on a standalone basis, the Company is not typically able to determine third-party evidence. Estimated selling price is based on the Company’s best estimates of what the selling prices of deliverables would be if they were sold regularly on a standalone basis. Estimated selling price is established considering multiple factors including, but not limited to, pricing practices in different geographies and through different sales channels, major product and services groups, and customer classifications.

Once the Company allocates revenue to each deliverable, the Company recognizes revenue in accordance with its policies when all revenue recognition criteria are met. Product revenue is generally recognized upon delivery and maintenance services revenue is generally recognized ratably over the period during which the services are performed, whereas revenue from private cloud and managed services is generally recognized based on usage, subject to contractual minimums. However, revenue for professional services arrangements is generally recognized upon completion of performance and revenue for arrangements that require acceptance of the product, system or solution, is recognized when the acceptance criteria have been met.

Standalone or subsequent sales of software or software-related items are recognized in accordance with the software revenue recognition guidance. For multiple deliverable arrangements that only include software items, the Company generally uses the residual method to allocate the arrangement consideration. Under the residual method, the amount of consideration allocated to the delivered items equals the total arrangement consideration, less the fair value of the undelivered items. Where vendor-specific objective evidence of fair value for the undelivered items cannot be determined, the Company generally defers revenue until all items are delivered and services have been performed, or until such evidence of fair value can be determined for the undelivered items.

Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the Consolidated Statements of Operations in the period that includes the enactment date. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets if it is more likely than not that such assets will not be realized.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

Additionally, the accounting for income taxes requires the Company to evaluate and make an assertion as to whether undistributed foreign earnings will be indefinitely reinvested or repatriated.

FASB ASC subtopic 740-10, “Income Taxes-Overall” (“ASC 740-10”) prescribes a comprehensive model for the financial statement recognition, measurement, classification and disclosure of uncertain tax positions. ASC 740-10 contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, based on the technical merits of the position. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement.

Significant judgment is required in evaluating uncertain tax positions and determining the provision for income taxes. Although the Company believes its reserves are reasonable, no assurance can be given that the final tax outcome of these matters will not be different from that which is reflected in the historical income tax provision and accruals. The Company adjusts its estimated liability for uncertain tax positions periodically due to new information discovered from ongoing examinations by, and settlements with various taxing authorities, as well as changes in tax laws, regulations and interpretations. The Company’s policy is to recognize, when applicable, interest and penalties on uncertain tax positions as part of income tax expense.

As part of the Company’s accounting for business combinations, some of the purchase price is allocated to goodwill and intangible assets. Impairment expenses associated with goodwill are generally not tax deductible and will result in an increased effective income tax rate in the fiscal period any impairment is recorded. The income tax benefit from future releases of the acquisition date valuation allowances or income tax contingencies, if any, are reflected in the income tax provision in the consolidated statements of operations, rather than as an adjustment to the purchase price allocation.

Intangible and Long-lived Assets

Intangible assets include acquired technology, customer relationships, trademarks and trade names and other intangibles. Intangible assets with finite lives are amortized using the straight-line method over the estimated economic lives of the assets, which range from two to 15 years. Long-lived assets, including intangible assets with finite lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable in accordance with FASB ASC Topic 360, “Property, Plant, and Equipment.” Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of an impairment loss for long-lived assets that management expects to hold and use is based on the estimated fair value of the asset. Long-lived assets to be disposed of are reported at the lower of carrying amount or estimated fair value less costs to sell. Intangible assets determined to have indefinite useful lives are not amortized but are tested for impairment annually each July 1st, and more frequently if events occur or circumstances change that indicate an asset may be impaired. The estimated useful lives of intangible and long-lived assets are based on many factors including assumptions regarding the effects of obsolescence, demand, competition and other economic factors, expectations regarding the future use of the asset and our historical experience with similar assets. The assumptions used to determine the estimated useful lives could change due to numerous factors including product demand, market conditions, technological developments, economic conditions and competition.

The Company also performed its annual test of impairment of indefinite-lived intangible assets at July 1, 2016. As a result of the impairment test, the Company estimated the fair value of the indefinite-lived intangible assets to be $255 million as compared to a carrying amount of $355 million and recorded an impairment charge of $100 million related to trademark and trade name indefinite-lived assets during the year ended September 30, 2016.

The Company performed an impairment test of indefinite-lived intangible assets and other long lived assets as of June 30, 2017, due to the decline in revenue in the five year forecast. The Company estimated the fair

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

values of its indefinite-lived intangible assets using the royalty savings method, which values an asset by estimating the royalties saved through ownership of the asset. As a result of the impairment test, the Company estimated the fair value of its trademarks and trade names to be $190 million as compared to a carrying amount of $255 million and recorded an impairment charge of $65 million.

Goodwill

Goodwill is not amortized but is subject to periodic testing for impairment in accordance with FASB ASC Topic 350, “Intangibles-Goodwill and Other” (“ASC 350”) at the reporting unit level which is one level below the Company’s operating segments. The assessment of goodwill impairment is conducted by estimating and comparing the fair value of the Company’s reporting units, as defined in ASC 350, to their carrying amounts as of that date. The fair value is estimated using an income approach whereby the fair value of the reporting unit is based on the future cash flows that each reporting unit’s assets can be expected to generate. Future cash flows are based on forward-looking information regarding market share and costs for each reporting unit and are discounted using an appropriate discount rate. Future discounted cash flows can be affected by macroeconomic factors such as changes in economies, product evolutions, industry consolidations and other changes beyond Avaya’s control including the rate or extent to which anticipated synergies or cost savings are realized with newly acquired entities.

The test for impairment is conducted annually each July 1st, and more frequently if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

At July 1, 2016, the Company performed its annual goodwill impairment test and determined the Company’s Unified Communication reporting unit, which provides specialized real-time collaboration and communication products to companies globally, experienced a decline in revenue which was greater than expected. As a result, the estimated fair value of the Unified Communication reporting unit was less than the respective carrying amount of its net assets (including goodwill). See Note 6, “Goodwill” to our audited Consolidated Financial Statements for a discussion of the Company’s annual goodwill impairment test.

In order to evaluate the sensitivity of the fair value calculations on the goodwill impairment test the Company applied a hypothetical 10% decrease to the fair value of all other reporting units, excluding the Unified Communications reporting unit. This hypothetical 10% decrease in the fair value of all other reporting units at July 1, 2016 would not result in an impairment of goodwill for any other reporting unit.

Restructuring Programs

The Company accounts for exit or disposal of activities in accordance with FASB ASC Topic 420, “Exit or Disposal Cost Obligations” (“ASC 420”). In accordance with ASC 420, a business restructuring is defined as an exit or disposal activity that includes but is not limited to a program that is planned and controlled by management and materially changes either the scope of a business or the manner in which that business is conducted. Business restructuring charges include (i) one-time termination benefits related to employee separations, (ii) contract termination costs and (iii) other costs associated with exit or disposal activities including, but not limited to, costs for consolidating or closing facilities and relocating employees.

A liability is recognized and measured at its fair value for one-time termination benefits once the plan of termination is communicated to affected employees and it meets all of the following criteria: (i) management commits to a plan of termination, (ii) the plan identifies the number of employees to be terminated and their job classifications or functions, locations and the expected completion date, (iii) the plan establishes the terms of the benefit arrangement and (iv) it is unlikely that significant changes to the plan will be made or the plan will be withdrawn. Contract termination costs include costs to terminate a contract or costs that will continue to be incurred under the contract without benefit to the Company. A liability is recognized and measured at its fair

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

value when the Company either terminates the contract or ceases using the rights conveyed by the contract. A liability is recognized and measured at its fair value for other associated costs in the period in which the liability is incurred.

Pension and Postretirement Benefit Obligations

The Company sponsors non-contributory defined benefit pension plans covering a portion of its U.S. employees and retirees, and postretirement benefit plans covering a portion of its U.S. retirees that include healthcare benefits and life insurance coverage. Certain non-U.S. operations have various retirement benefit programs covering substantially all of their employees. Some of these programs are considered to be defined benefit pension plans for accounting purposes.

The Company’s pension and postretirement benefit costs are developed from actuarial valuations. Inherent in these valuations are key assumptions, including the discount rate and expected long-term rate of return on plan assets. Material changes in pension and postretirement benefit costs may occur in the future due to changes in these assumptions, changes in the number of plan participants, changes in the level of benefits provided, changes in asset levels and changes in legislation.

The discount rate is subject to change each year, consistent with changes in rates of return on high-quality fixed-income investments currently available and expected to be available during the expected benefit payment period. The Company selects the assumed discount rate for its U.S. pension and postretirement plans by applying the rates from the Aon Hewitt AA Only and Aon Hewitt AA Above Median yield curves to the expected benefit payment streams and develops a rate at which it is believed the benefit obligations could be effectively settled. The Company follows a similar process for its non-U.S. pension plans by applying the Aon Hewitt Euro AA corporate bond yield curve. Based on the published rates as of September 30, 2016, the Company used a weighted average discount rate of 3.55% for the U.S. pension plans, 1.22% for the non-U.S. pension plans, and 3.67% for the postretirement plans. For the U.S. pension plans, non-U.S. pension plans and the postretirement plans, every one-percentage-point increase or decrease in the discount rate reduces or increases our benefit obligation by approximately $396 million, $107 million and $56 million, respectively.

The market-related value of the Company’s plan assets as of the measurement date is developed using a five-year smoothing technique. First, a preliminary market-related value is calculated by adjusting the market-related value at the beginning of the year for payments to and from plan assets and the expected return on assets during the year. The expected return on assets represents the expected long-term rate of return on plan assets adjusted up to plus or minus 2% based on the actual ten-year average rate of return on plan assets. A final market-related value is determined as the preliminary market-related value, plus 20% of the difference between the actual return and expected return for each of the past five years.

These pension and other postretirement benefits are accounted for in accordance with FASB ASC Topic 715, “Compensation—Retirement Benefits” (“ASC 715”). ASC 715 requires that plan assets and obligations be measured as of the reporting date and the over-funded, under-funded or unfunded status of plans be recognized as of the reporting date as an asset or liability in the Consolidated Balance Sheets. In addition, ASC 715 requires costs and related obligations and assets arising from pensions and other postretirement benefit plans to be accounted for based on actuarially-determined estimates.

The plans use different factors, including years of service, eligible compensation and age, to determine the benefit amount for eligible participants. The Company funds its U.S. pension plans in compliance with applicable laws. See Note 14, “Benefit Obligations,” to our audited Consolidated Financial Statements for a discussion of the Company’s pension and postretirement plans.

Effective October 1, 2015, the Company changed its estimate of the service and interest cost components of net periodic benefit cost for its U.S. pension and other postretirement benefit plans. Previously, the Company

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

estimated the service and interest cost components utilizing a single weighted-average discount rate derived from the yield curve used to measure the benefit obligation. The new estimate utilizes a full yield curve approach in the estimation of these components by applying the specific spot rates along the yield curve used in the determination of the benefit obligation to their underlying projected cash flows. The new estimate provides a more precise measurement of service and interest costs by improving the correlation between projected benefit cash flows and their corresponding spot rates. The change did not affect the measurement of the Company’s U.S. pension and postretirement benefit obligations and it was accounted for as a change in accounting estimate, which is applied prospectively. For fiscal 2016, the change in estimate reduced the U.S. pension and postretirement benefit plan cost by $30 million to $35 million when compared to the prior estimate.

Commitments and Contingencies

In the ordinary course of business we are subject to legal proceedings related to environmental, product, employment, intellectual property, licensing and other matters. In addition, we are subject to indemnification and liability sharing claims by Lucent under the terms of the Contribution and Distribution Agreement. In order to determine the amount of reserves required, we assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required for these contingencies is made after analysis of each individual issue. The estimates of required reserves may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy. Assessing the adequacy of any reserve for matters for which we may have to indemnify Lucent is especially difficult, as we do not control the defense of those matters and have limited information.

Share-based Compensation

The Company accounts for share-based compensation in accordance with FASB Topic ASC 718, “Compensation—Stock Compensation,” which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors including stock options, restricted stock units and stock purchases based on estimated fair values. The determination of the fair value of share-based payment awards on the date of grant using an option pricing model is affected by the fair market value of the Company’s stock (as defined in the Company’s Amended and Restated 2007 Equity Incentive Plan), as well as a number of highly complex and subjective assumptions.

New Accounting Guidance Recently Adopted

In January 2017, the FASB issued ASU No. 2017-04, “Simplifying the Test for Goodwill Impairment” (“ASU 2017-04”). This standard removes Step 2 of the goodwill impairment test, which requires the assessment of fair value of individual assets and liabilities of a reporting unit to measure goodwill impairments. Goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value. The Company early adopted this standard beginning in the third quarter of fiscal 2017.

In the first quarter of fiscal 2016, the Company adopted ASU No. 2015-01 “Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items.” The standard eliminated the concept of extraordinary items. The adoption of this standard did not have a material effect on the Company’s Consolidated Financial Statements.

In the third quarter of fiscal 2016, the Company adopted ASU No. 2015-17 “Income Taxes: Balance Sheet Classification of Deferred Taxes.” The standard simplified the balance sheet presentation of deferred income tax assets and liabilities requiring them to be classified as noncurrent. The new guidance has been adopted on a prospective basis by the Company, thus resulting in the reclassification of $27 million of current deferred tax assets and $3 million of current deferred tax liabilities to noncurrent on the accompanying Consolidated Balance Sheets. The prior reporting period was not retrospectively adjusted. The adoption of this guidance had no effect on the Company’s Consolidated Statements of Operations or Consolidated Statements of Comprehensive Income.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

In the fourth quarter of fiscal 2016, the Company adopted ASU No. 2015-07 “Fair Value Measurement: Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share.” This amendment removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The amendment also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. The amendment was applied retrospectively. See Note 14, “Benefit Obligations” for further details.

In April 2015, the FASB issued ASU No. 2015-05 “Intangibles-Goodwill and Other-Internal-Use Software.” The standard amended the existing accounting standards for intangible assets and provides explicit guidance to customers in determining the accounting for fees paid in a cloud computing arrangement, wherein the arrangements that do not convey a software license to the customer are accounted for as service contracts. This standard became effective for the Company beginning in the first quarter of fiscal 2017 on a prospective basis, and it did not have a material impact on its Consolidated Financial Statements.

In September 2015, the FASB issued ASU 2015-16 No. “Business Combinations Simplifying the Accounting for Measurement-Period Adjustments.” The standard requires that an acquirer recognize measurement-period adjustments in the period in which the adjustments are determined. The income effects of such measurement-period adjustments are to be recorded in the same period’s financial statements but calculated as if the accounting had been completed as of the acquisition date. The impact of measurement-period adjustments to earnings that relate to prior period financial statements are to be presented separately on the income statement or disclosed by line item. This standard became effective for the Company on a prospective basis beginning in the first quarter of fiscal 2017 and did not have a material effect on its Consolidated Financial Statements.

Recent Accounting Guidance Not Yet Effective

In May 2014, the FASB issued ASU No. 2014-09 “Revenue from Contracts with Customers.” The standard supersedes most of the current revenue recognition guidance under GAAP and is intended to improve and converge with international standards the financial reporting requirements for revenue from contracts with customers. In addition, during 2016, the FASB issued several standards that clarify certain aspects of ASU 2014-09 but do not change the original standard and which include ASU No. 2016-08 “Principal versus Agent Considerations (Reporting Revenue Gross versus Net)” issued in March 2016, ASU No. 2016-10 “Identifying Performance Obligations and Licensing” issued in April 2016 and ASU No. 2016-12 “Narrow-Scope Improvements and Practical Expedients” issued in May 2016. The core principle of this new guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. New disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers are also required. This new guidance is effective for the Company beginning in the first quarter of fiscal 2019. Early adoption is permitted in the first quarter of fiscal 2018. The ASU may be applied retrospectively (a) to each reporting period presented or (b) with the cumulative effect in retained earnings at the beginning of the adoption period. The Company is currently evaluating the method of adoption and the impact that the adoption of these new standards may have on its Consolidated Financial Statements.

In August 2014, the FASB issued ASU No. 2014-15 “Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern.” The standard requires management to evaluate, at each annual and interim reporting period, the company’s ability to continue as a going concern within one year of the date the financial statements are issued and provide related disclosures. This accounting guidance is effective for the Company on a prospective basis beginning with the fiscal 2017 annual financial statements. The Company is currently evaluating the impact that the adoption of this standard may have on its Consolidated Financial Statements. See Note 1, “Background and Basis of Presentation—Going Concern” for further details on the Company’s ability to continue as a going concern.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

In July 2015, the FASB issued ASU 2015-11 “Simplifying the Measurement of Inventory.” The standard simplifies the measurement of inventory, by requiring that inventory be measured at the lower of cost and net realizable value as opposed to the lower of cost or market. This standard is effective for the Company beginning in the first quarter of fiscal 2018 and is not expected to have a material effect on its Consolidated Financial Statements.

In January 2016, the FASB issued ASU No. 2016-01 “Recognition and Measurement of Financial Assets and Financial Liabilities.” The standard requires that all equity securities with readily determinable fair values, except for those accounted for under the equity method, be measured at fair value with changes reported in net income. This standard is effective for the Company by means of a cumulative adjustment to the balance sheet in the first quarter of fiscal 2019 and is not expected to have a material effect on its Consolidated Financial Statements.

In February 2016, the FASB issued ASU No. 2016-02 “Leases.” The standard requires the recognition of assets and liabilities for all leases with lease terms of more than 12 months. This standard is effective for the Company in the first quarter of fiscal 2020 by means of a modified retrospective approach with early adoption permitted. The Company is currently evaluating the method of adoption and the effect that the adoption of this standard may have on its Consolidated Financial Statements.

In March 2016, the FASB issued ASU No. 2016-06 “Contingent Put and Call Options in Debt Instruments.” The standard clarified the assessment of whether an embedded contingent put or call option requires separate accounting from its debt host. This standard is effective for the Company in the first quarter of fiscal 2018 by means of a modified retrospective approach and is not expected to have a material effect on its Consolidated Financial Statements.

In March 2016, the FASB issued ASU No. 2016-07 “Simplifying the Transition to the Equity Method of Accounting.” The standard eliminates the requirement to apply the equity method of accounting retrospectively when significant influence over a previously held investment is obtained. This standard is effective for the Company in the first quarter of fiscal 2018 on a prospective basis and is not expected to have a material effect on its Consolidated Financial Statements.

In March 2016, the FASB issued ASU No. 2016-09 “Improvements to Employee Share-Based Payment Accounting.” This standard simplifies the accounting for share-based payments and their presentation in the statement of cash flows. This standard is effective for the Company in the first quarter of fiscal 2018 and must be applied retrospectively to each accounting period presented. The guidance pertaining to the statement of cash flows may be applied retrospectively or prospectively in the year of adoption. The Company is currently evaluating the method of adoption and the effect that the adoption of this standard may have on its Consolidated Financial Statements.

During 2016, the FASB issued several standards that clarify certain aspects of ASU 2014-09 “Revenue from Contracts with Customers,” but do not change the original standard and which include ASU No. 2016-08 “Principal versus Agent Considerations (Reporting Revenue Gross versus Net)” issued in March 2016, ASU No. 2016-10 “Identifying Performance Obligations and Licensing” issued in April 2016 and ASU No. 2016-12 “Narrow-Scope Improvements and Practical Expedients” issued in May 2016. These amendments are effective for the Company upon adoption of ASU 2014-09, which is effective for the Company beginning in the first quarter of fiscal 2019. The Company is currently evaluating the method of adoption and the effect that the adoption of these standards may have on its Consolidated Financial Statements.

In June 2016, the FASB issued ASU No. 2016-13 “Measurement of Credit Losses on Financial Instruments.” This standard which requires entities to estimate all expected credit losses for certain types of financial instruments, including trade receivables, held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. The standard also expands the disclosure

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

requirements to enable users of financial statements to understand the entity’s assumptions, models and methods for estimating expected credit losses. This standard is effective for the Company in the first quarter of fiscal 2021 on a prospective basis. The Company is currently evaluating the impact that the adoption of this standard may have on its Consolidated Financial Statements.

In August 2016, the FASB issued ASU No. 2016-15 “Classification of Certain Cash Receipts and Cash Payments.” This standard addressed the appropriate classification of certain cash flows as operating, investing or financing. This standard is effective for the Company in the first quarter of fiscal 2019 and must be applied retrospectively to each accounting period presented and is not expected to have a material effect on its Consolidated Financial Statements.

In October 2016, the FASB issued ASU No. 2016-16 “Intra-Entity Transfers of Assets Other Than Inventory.” This standard requires an entity to recognize the income tax consequences of an intra-entity transfer of an asset, other than inventory, when the transfer occurs. This standard is effective for the Company in the first quarter of fiscal 2019 on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the period of adoption. The Company is currently evaluating the impact that the adoption of this standard may have on its Consolidated Financial Statements.

In November 2016, the FASB issued ASU No. 2016-18, “Statement of Cash Flows: Restricted Cash.” This standard requires the statement of cash flows to explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. This standard is effective for the Company beginning in the first quarter of fiscal 2019 and early adoption is permitted. This standard is to be applied through a retrospective transition method to each period presented. The Company is currently evaluating the impact that the adoption of this standard may have on its Consolidated Financial Statements.

Identification of Material Weaknesses in Internal Control over Financial Reporting

In connection with the preparation of our consolidated financial statements for the quarter ended June 30, 2017, we identified control deficiencies that constituted material weaknesses in our internal control over financial reporting as of June 30, 2017. Specifically, we did not maintain the appropriate complement of resources in our tax department commensurate with the volume and complexity of accounting for income taxes subsequent to our voluntary filing of chapter 11 bankruptcy protection. This material weakness contributed to the following control deficiencies, which are individually considered to be material weaknesses, relating to the completeness and accuracy of our accounting for income taxes, including the related tax assets and liabilities:

•	Control activities over the completeness and accuracy of interim forecasts by tax jurisdiction used in accounting for our interim income tax provision were not performed at the appropriate level of precision. This control deficiency resulted in an adjustment to our income tax provision for the quarter ended June 30, 2017.

•	Control activities over the completeness and accuracy of the allocation of the tax provision calculations (the “intraperiod allocation”) were insufficient to ensure that the intraperiod allocation balances were accurately determined. This control deficiency resulted in an adjustment to our income tax provision for the quarter ended June 30, 2017.

These control deficiencies resulted in material adjustments to our income tax provision for the quarter ended June 30, 2017. See “Risk Factors—Risks Related to Our Business—We have identified material weaknesses in our internal control over financial reporting.”

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

Management has begun implementing a remediation plan to address the control deficiencies that led to the material weaknesses. The remediation plan includes the following:

•	Implementing specific additional review procedures over the income tax provision calculations for interim quarters to ensure that the results of such calculations are not inconsistent with the actual results and trends being observed in the business. The deficiency, and the related remediation, applies only to interim quarters in which the income tax provision is based on forecast results for the year. The controls and processes related to the income tax provision for our fiscal year-end are not affected as they are based on actual results for the year.

•	Hire additional personnel, including a Vice President of Tax, or consultants with the appropriate experience and technical expertise in income taxes.

Our goal is to remediate these material weaknesses during fiscal 2018, subject to there being sufficient opportunities to conclude, through testing, that the enhanced controls are operating effectively.

If we do not adequately remediate these material weaknesses, or if we experience additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, or comply with the accounting and reporting requirements applicable to public companies, which may adversely affect investor confidence in us and, as a result, the value of our common stock.

Cautionary Note Regarding the Chapter 11 Proceeding

Our security holders are cautioned that trading in our securities during the pendency of the chapter 11 proceeding will be highly speculative and will pose substantial risks. It is possible some or all of our currently outstanding securities may be cancelled and extinguished upon confirmation of a restructuring plan by the Bankruptcy Court. In such an event, our security holders would not be entitled to receive or retain any cash, securities or other property on account of their cancelled securities. Under the Plan of Reorganization, pre-Emergence equity interests in the Company would be cancelled and extinguished, and holders of other claims would receive the treatment described under “Explanatory Note.” Trading prices for our securities may bear little or no relation to actual recovery, if any, by holders thereof in our chapter 11 proceeding. Accordingly, we urge extreme caution with respect to existing and future investments in our securities.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

ITEM 3. PROPERTIES

As of June 30, 2017, we had 149 leased facilities located in 59 countries and one parcel consisting of four acres of undeveloped land. These included 11 primary R&D facilities located in Canada, China, Germany, India, Ireland, Israel, Italy and the U.S. Our real property portfolio consists of aggregate floor space of 3.7 million square feet, substantially all of which is leased. Of the 3.7 million square feet of leased space, 719,000 square feet is related to property for which the future minimum lease payments have been accrued for in accordance with GAAP pertaining to restructuring and exit activities. Our lease terms range from monthly leases to 10 years. The remaining owned undeveloped land is located in Shreveport, LA, which remains idle. The Company continues to aggressively market this property. We believe that all of our facilities are in good condition and are well maintained. Our facilities are used for current operations of all operating segments. For additional information regarding obligations under operating leases, see Note 21, “Commitments and Contingencies,” to our audited Consolidated Financial Statements included elsewhere in this registration statement.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of November 1, 2017, we had 494,768,243 shares of our common stock issued and outstanding. The following table sets forth estimated information regarding the beneficial ownership of our common stock as of November 1, 2017. Following the Restructuring, we expect there to be significant changes to the ownership of our common stock from the ownership of our common stock set forth below. The table below sets forth such estimated beneficial ownership for:

•	each stockholder that is a beneficial owner of more than 5% of the common stock;

•	each named director and nominee for director;

•	each executive officer; and

•	all directors, nominees for director and executive officers as a group.

The percentage of common stock beneficially owned by each person is based on 494,768,243 shares of common stock outstanding as of November 1, 2017. Shares of common stock that may be acquired within 60 days following November 1, 2017 pursuant to the exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such holder but are not deemed to be outstanding for computing the percentage ownership of any person shown in the table. Beneficial ownership representing less than one percent is denoted with an “*.” Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as noted by footnote, and subject to community property laws where applicable, we believe based on the information provided to us that the persons and entities named in the table below have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. Unless otherwise noted below, the address of the persons and entities listed in the table is c/o Avaya Holdings Corp., 4655 Great America Parkway, Santa Clara, California 95054.

Name	Common Stock of Avaya Holdings Corp. Beneficially Owned	Percentage of Outstanding Shares Beneficially Owned
Silver Lake Funds and affiliates(1)	188,681,945	35.5%
TPG Funds and affiliates(2)	188,681,945	35.5%
CPP Investment Board (USRE II) Inc.(3)	50,581,378	10.0%
Nobiru Investment Pte Ltd(4)	37,936,084	7.5%
Ontario Teachers Pension Plan Board(5)	34,142,406	6.8%
Gary Barnett(6)	869,471	*
James M. Chirico, Jr.(6)	1,909,947	*
Kevin J. Kennedy(6)(7)	8,927,803	1.8%
Morag Lucey(6)	—	*
Michael M. Runda(6)	623,812	*
David Vellequette(6)	1,086,700	*
Charles H. Giancarlo(1)(8)(9)	383,334	*
Mary Henry(8)	316,274	*
John W. Marren(2)(10)	—	*
Afshin Mohebbi(2)(11)	—	*
Greg K. Mondre(1)(12)	—
Kiran Patel(8)	398,717	*
Ronald Rittenmeyer(2)(13)	—	*
Gary B. Smith(8)	364,849	*
Directors and executive officers as a group (17 Persons)	16,073,352	3.2%

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

(1)	The shares of our common stock that are attributed to Silver Lake Funds (as defined below) and affiliates consist of an aggregate of 151,536,553 shares of our common stock, 16,273 shares of our common stock issuable upon conversion of shares of our convertible Series B Preferred Stock and 37,129,119 warrants to purchase shares of our common stock. Of the warrants owned by Silver Lake Funds and affiliates, 28,992,970 warrants have an exercise price of $3.25 per share and are exercisable at any time prior to December 18, 2019, and 8,136,149 warrants have an exercise price of $4.00 per share and are exercisable at any time prior to May 29, 2022. Excluding warrants and shares issuable upon conversion of Series B Preferred Stock, the shares of our common stock that are attributed to Silver Lake Funds and affiliates represent 30.6% of all shares of our common stock outstanding as of November 1, 2017. The 16,273 shares of our convertible non-voting Series B Preferred Stock owned by Silver Lake Funds and affiliates represents 33.3% of all shares of our Series B Preferred Stock outstanding as of November 1, 2017. In addition, funds affiliated with Silver Lake own an aggregate of 38,865 shares of our non-voting Series A Preferred Stock (representing 31.1% of the issued and outstanding shares of Series A Preferred Stock) that are not convertible into our common stock and are excluded from the table above. The warrants expiring on December 18, 2019 and the Series A Preferred Stock were issued in connection with the financing of the NES acquisition, while the warrants expiring on May 29, 2022 and the Series B Preferred Stock were issued in connection with the financing of the Radvision acquisition (see Note 16, “Capital Stock,” to our audited Consolidated Financial Statements included elsewhere in this registration statement for more information).

The shares of common stock, Series B Preferred Stock and warrants (rounded to the nearest whole share) that are attributed to the Silver Lake Funds and their affiliates in this table represent direct holdings by the following entities:

	Common Stock	Series B Preferred	Warrants
Silver Lake Partners II, L.P., or SLP II	40,223,500	4,319	9,855,464
Silver Lake Partners III, L.P., or SLP III	110,747,918	11,892	27,135,186
Silver Lake Technology Investors II, L.P., or SLTI II	186,248	20	45,634
Silver Lake Technology Investors III, L.P., or SLTI III	378,887	40	92,834
Total fractional shares held by Silver Lake Funds and Affiliates	—	2	1

Total	151,536,553	16,273	37,129,119

For ease of reference, we refer to SLP II, SLP III, SLTI II and SLTI III collectively as the Silver Lake Funds. The general partner of each of SLP II and SLTI II is Silver Lake Technology Associates II, L.L.C., whose managing member is Silver Lake Group, L.L.C. The general partner of each of SLP III and SLTI III is Silver Lake Technology Associates III, L.P., whose general partner is SLTA III (GP), L.L.C., whose managing member is Silver Lake Group, L.L.C.

The mailing address for Greg Mondre and for each of the Silver Lake Funds and their direct and indirect general partners is c/o Silver Lake, 2775 Sand Hill Road, Suite 100, Menlo Park, CA 94025. Charles Giancarlo, who was previously a Senior Advisor for Silver Lake, from January 2014 until September 30, 2015 can also be contacted care of Silver Lake’s mailing address.

(2)

The shares of our common stock that are attributed to the TPG Funds (as defined below) and affiliates in this table consist of an aggregate of 151,536,553 shares of our common stock, 16,273 shares of our common stock issuable upon conversion of shares of our convertible Series B Preferred Stock and 37,129,119 warrants to purchase shares of our common stock. Of the warrants owned by TPG Funds and affiliates, 28,992,970 warrants have an exercise price of $3.25 per share and are exercisable at any time prior to December 18, 2019, and 8,136,149 warrants have an exercise price of $4.00 per share and are exercisable at any time prior to May 29, 2022. Excluding warrants and shares issuable upon conversion of Series B Preferred Stock, the shares of our common stock that are attributed to the TPG Funds and affiliates represent 30.6% of all shares of our common stock outstanding as of November 1, 2017. The 16,273 shares of our

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

convertible non-voting Series B Preferred Stock owned by TPG Funds and affiliates represents 33.3% of all shares of our Series B Preferred Stock outstanding as of November 1, 2017. In addition, funds affiliated with TPG own an aggregate of 38,865 shares of our non-voting Series A Preferred Stock (representing 31.1% of the issued and outstanding shares of Series A Preferred Stock) that are not convertible into common stock and are excluded from the table above. The warrants expiring on December 18, 2019 and the Series A Preferred Stock were issued in connection with the financing of the NES acquisition, while the warrants expiring on May 29, 2022 and the Series B Preferred Stock were issued in connection with the financing of the Radvision acquisition (see Note 16, “Capital Stock,” to our audited Consolidated Financial Statements).

The shares of our common stock and warrants (rounded to the nearest whole share) that are attributed to TPG Partners V, L.P., a Delaware limited partnership (“Partners”) TPG FOF V-A, L.P., a Delaware limited partnership (“FOF A”) and TPG FOF V-B, L.P., a Delaware limited partnership (“FOF B”) which, together with Partners and FOF A, are collectively referred to as the TPG Funds, and their affiliates in this table represent direct holdings by the following entities:

	Common Stock	Series B Preferred	Warrants
Partners	150,823,835	16,195	36,954,491
FOF A	394,557	42	96,673
FOF B	318,159	34	77,954
Total fractional shares held by TPG Funds and Affiliates	2	2	1

Total	151,536,553	16,273	37,129,119

The general partner of each of the TPG Funds is TPG GenPar V, L.P., a Delaware limited partnership (“GenPar”) whose general partner is TPG GenPar V Advisors, LLC, a Delaware limited liability company (“GenPar Advisors”) whose sole member is TPG Holdings I, L.P., a Delaware limited partnership (“Holdings I”) whose general partner is TPG Holdings I-A, LLC, a Delaware limited liability company (“Holdings I GP”) whose sole member is TPG Group Holdings (SBS), L.P., a Delaware limited partnership (“Group Holdings”) whose general partner is TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation (“Group Advisors”) which, together with the TPG Funds, GenPar, GenPar Advisors, Holdings I, Holdings I GP and Group Holdings we collectively refer to as (the “TPG Entities”).

Because of these relationships, Group Advisors may be deemed to beneficially own the shares and warrants directly held by the TPG Funds. David Bonderman and James G. Coulter are officers and sole shareholders of Group Advisors. Because of the relationship of Messrs. Bonderman and Coulter to Group Advisors, each of Messrs. Bonderman and Coulter may be deemed to beneficially own the shares and warrants directly held by the TPG Funds. Messrs. Bonderman and Coulter disclaim beneficial ownership of the shares and warrants directly held by the TPG Funds except to the extent of their pecuniary interest therein.

The mailing address for each of Group Advisors and Messrs. Bonderman, Coulter and John Marren is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

(3)

The shares of our common stock that are attributed to CPP Investment Board (USRE II) Inc. (“CPP”) consist of 40,000,000 shares of our common stock, 4,363 shares of our common stock issuable upon conversion of shares of our convertible Series B Preferred Stock and 10,577,016 warrants to purchase shares of our common stock. Of the warrants owned by CPP, 8,395,898 warrants have an exercise price of $3.25 per share and are exercisable at any time prior to December 18, 2019, and 2,181,118 warrants have an exercise price of $4.00 per share and are exercisable at any time prior to May 29, 2022. Excluding warrants and shares issuable upon conversion of Series B Preferred Stock, the shares of our common stock that are attributed to CPP represent 8.1% of all shares of our common stock outstanding as of November 1, 2017. The 4,363 shares of our convertible non-voting Series B Preferred Stock owned by CPP represent 8.9% of all shares of our Series B Preferred Stock outstanding as of November 1, 2017. In addition, CPP own

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

11,226 shares of our non-voting Series A Preferred Stock (representing 8.9% of the issued and outstanding shares of Series A Preferred Stock) that are not convertible into common stock and are excluded from the table above. The warrants expiring on December 18, 2019 and the Series A Preferred Stock were issued in connection with the financing of the NES acquisition, while the warrants expiring on May 29, 2022 and the Series B Preferred Stock were issued in connection with the financing of the Radvision acquisition (see Note 16, “Capital Stock,” to our audited Consolidated Financial Statements included elsewhere in this registration statement for more information). CPP Investment Board (USRE II), Inc. has sole voting power and sole investment power for all of the indicated shares.

The mailing address for the Canada Pension Plan Investment Board (CPPIB) and its subsidiary CPP Investment Board (USRE II) Inc. is One Queen Street East, Suite 2500, Toronto, Ontario, M5C 2W5, Canada. Please note that CPPIB’s mail room is located on the 8th Floor (Suite 800) of the address noted above for courier deliveries.

(4)	The shares of our common stock that are attributed to Nobiru Investment Pte Ltd (“Nobiru”) consist of 30,000,000 shares of our common stock, 3,272 shares of our common stock issuable upon conversion of shares of our convertible Series B Preferred Stock and 7,932,811 warrants to purchase shares of our common stock. Of the warrants owned by Nobiru, 6,296,970 warrants have an exercise price of $3.25 per share and are exercisable at any time prior to December 18, 2019, and 1,635,841 warrants have an exercise price of $4.00 per share and are exercisable at any time prior to May 29, 2022. Excluding warrants and shares issuable upon conversion of Series B Preferred Stock, the shares of our common stock that are attributed to Nobiru represent 6.1% of all shares of our common stock outstanding as of January 1, 2017. The 3,272 shares of our convertible non-voting Series B Preferred Stock owned by Nobiru represents 6.7% of all shares of our Series B Preferred Stock outstanding as of November 1, 2017. In addition, Nobiru own 8,419 shares of our non-voting Series A Preferred Stock (representing 6.7% of the issued and outstanding shares of Series A Preferred Stock) that are not convertible into common stock and are excluded from the table above. The warrants expiring on December 18, 2019 and the Series A Preferred Stock were issued in connection with the financing of the NES acquisition, while the warrants expiring on May 29, 2022 and the Series B Preferred Stock were issued in connection with the financing of the Radvision acquisition (see Note 16, “Capital Stock,” to our audited Consolidated Financial Statements included elsewhere in this registration statement for more information). Nobiru has sole voting power and sole investment power for all of the indicated shares.

The mailing address for Nobiru is 168 Robinson Road, #37-01, Capital Tower, Singapore 068912.

(5)	The shares of our common stock that are attributed to Ontario Teachers Pension Plan Board (“OTPPB”) consist of 27,000,000 shares of our common stock, 2,945 shares of our common stock issuable upon conversion of shares of our convertible Series B Preferred Stock and 7,139,462 warrants to purchase shares of our common stock. Of the warrants owned by OTPPB, 5,667,208 warrants have an exercise price of $3.25 per share and are exercisable at any time prior to December 18, 2019, and 1,472,254 warrants have an exercise price of $4.00 per share and are exercisable at any time prior to May 29, 2022. Excluding warrants and shares issuable upon conversion of Series B Preferred Stock, the shares of our common stock that are attributed to OTPPB represent 5.5% of all shares of our common stock outstanding as of November 1, 2017. The 2,945 shares of our convertible non-voting Series B Preferred Stock owned by OTPPB represents 6.0% of all shares of our Series B Preferred Stock outstanding as of November 1, 2017. In addition, OTPPB own 7,577 shares of our non-voting Series A Preferred Stock (representing 6.1% of the issued and outstanding shares of Series A Preferred Stock) that are not convertible into common stock and are excluded from the table above. The warrants expiring on December 18, 2019 and the Series A Preferred Stock were issued in connection with the financing of the NES acquisition, while the warrants expiring on May 29, 2022 and the Series B Preferred Stock were issued in connection with the financing of the Radvision acquisition (see Note 16, “Capital Stock,” to our audited Consolidated Financial Statements included elsewhere in this registration statement for more information).

The mailing address for OTPPB is 5650 Yonge Street, 8th Floor, Toronto, Ontario, M2M 4H5, Canada.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

(6)	Prior to the Company’s consummation of the Restructuring, our named executive officers, who are considered “insiders” by the Bankruptcy Court, are not entitled to receive outstanding options that would have otherwise vested. Therefore, the ownership listed above does not include any shares of common stock that may be acquired within 60 days of November 1, 2017 pursuant to the vesting of additional stock options.
(7)	Includes 320,000 shares held by Mr. Kennedy and his spouse as trustees under a grantor retained annuity and a family trust.
(8)	Includes ownership of the following numbers of shares of common stock underlying RSUs that have vested or that may vest within 60 days of November 1, 2017 for which receipt has been deferred such that, absent an event triggering issuance of the shares in accordance with the terms of the award agreement under which the RSUs were issued, the shares would not be received within 60 days of November 1, 2017.

Charles H. Giancarlo	58,334	Gary B. Smith	364,849
Mary Henry	316,274	Directors and executive officers as a group	1,138,174
Kiran Patel	398,717

(9)	Charles Giancarlo was previously a Senior Advisor of Silver Lake Group, L.L.C. from January 2014 until September 30, 2015. Mr. Giancarlo has no voting or investment power over the shares and warrants held directly by the Silver Lake Funds and disclaims beneficial ownership of any shares of our common stock and warrants exercisable for shares of our common stock held by the Silver Lake Funds.
(10)	John Marren was previously a TPG partner from 2000 until January 2016. Mr. Marren has no voting or investment power over and disclaims beneficial ownership of any shares of our common stock and warrants exercisable for and preferred shares convertible into shares of our common stock held directly or indirectly by the TPG Entities.
(11)	Afshin Mohebbi is a TPG Senior Advisor. Mr. Mohebbi has no voting or investment power over and disclaims beneficial ownership of any shares of our common stock and warrants exercisable for and preferred shares convertible into shares of our common stock held directly or indirectly by the TPG Entities.
(12)	Greg Mondre is Managing Partner and Managing Director of Silver Lake Group, L.L.C. Mr. Mondre has no voting or investment power over the shares and warrants held directly by the Silver Lake Funds and disclaims beneficial ownership of any shares of our common stock and warrants exercisable for shares of our common stock held by the Silver Lake Funds.
(13)	Ronald Rittenmeyer is a member of our board of directors designated by TPG. Mr. Rittenmeyer has no voting or investment power over and disclaims beneficial ownership of any shares of our common stock and warrants exercisable for and preferred shares convertible into shares of our common stock held directly or indirectly by the TPG Entities.

We expect the beneficial ownership of our shares to change substantially as a result of the Restructuring. For more information on our capitalization structure following the Restructuring, see “Explanatory Note.”

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ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS

Executive Officers and Directors

Our board of directors currently consists of nine members. Pursuant to our charter and bylaws, each of our directors will be elected by our stockholders to serve until such director’s successor is duly elected and qualified.

Below is a list of names, ages and a brief account of the business experience as of November 1, 2017 of the individuals who currently serve as our executive officers and directors:

Name	Age	Position
Executive Officers
Gary E. Barnett	64	Senior Vice President and General Manager, Engagement Solutions
James M. Chirico, Jr.	59	Executive Vice President, Chief Operating Officer and Head of Global Sales Operations
Jaroslaw S. Glembocki	61	Senior Vice President, Quality Program Office
Kevin J. Kennedy	61	Director, President and Chief Executive Officer
Morag Lucey	56	Senior Vice President, Chief Marketing Officer
Laurent Philonenko	58	Senior Vice President, Corporate Strategy, Development and Technology
Marc J. Randall	56	Senior Vice President and General Manager, Avaya Networking
Michael M. Runda	61	Senior Vice President and President, Avaya Client Services
David Vellequette	61	Senior Vice President, Chief Financial Officer

Directors
John W. Marren	53	Chairman of the Board of Directors
Charles H. Giancarlo	58	Director
Mary Henry	57	Director
Afshin Mohebbi	53	Director
Greg K. Mondre	42	Director
Kiran Patel	68	Director
Ronald Rittenmeyer	69	Director
Gary B. Smith	56	Director

Gary E. Barnett, Senior Vice President and General Manager, Engagement Solutions

Mr. Barnett has been our Senior Vice President and General Manager, Engagement Solutions (previously known as Avaya Collaboration) since December 20, 2011. Prior to that time, from August 2011 until December 2011, he served as our Vice President and General Manager of UC Applications and from April 2011 until August 2011, he served as our Vice President of CC Applications. Previously, from October 2005 until April 2011, he served as Executive Vice President and Chief Technology Officer of Aspect Software, Inc., a provider of unified communications and contact center software and services.

James M. Chirico, Jr., Executive Vice President, Chief Operating Officer and Head of Global Sales

Mr. Chirico has been our Executive Vice President, Chief Operating Officer and Head of Global Sales since November 2016, following his service from September 1, 2016 until November 2016 as our Executive Vice President, Chief Operating Officer, Chief Restructuring Officer and Head of Global Sales. Previously he served as our Executive Vice President, Business Operations and Chief Restructuring Officer from June 14, 2010 through August 31, 2016. He served as President, Operations from January 2008 until June 14, 2010 and was appointed Chief Restructuring Officer on February 3, 2009. Prior to joining Avaya, from February 1998 to November 2007, Mr. Chirico held various senior management positions at Seagate Technology, a designer, manufacturer and marketer of hard disc drives, including Executive Vice President, Global Disc Storage Operations, from February 2006 until November 2007, and Senior Vice President and General Manager, Asia Operations, from September 2000 to February 2006. In addition, Mr. Chirico served on the Board of Directors of

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Caraustar Industries, Inc., an integrated manufacturer of 100% recycled paperboard and converted paperboard products, from 2009 until 2013. Effective October 1, 2017, Kevin Kennedy will retire as CEO and be succeeded by Mr. Chirico. Mr. Chirico will also join the board of directors effective October 1, 2017.

Jaroslaw S. Glembocki, Senior Vice President, Quality Program Office

Mr. Glembocki has served as our Senior Vice President, Quality Program Office since November 7, 2011. Previously he served as Chief Operating Officer of Solexant Corp., a developer of third-generation ultrathin-film PV technology, from March 2011 until October 2011. From June 2009 until March 2011, Mr. Glembocki was engaged in various consulting projects. Prior to that, Mr. Glembocki served as Senior Vice President of Recording Heads and Media Operations at Seagate Technology HDD Holdings, a designer, manufacturer and marketer of hard disc drives, from October 2000 until May 2009.

Kevin J. Kennedy, Director, President and Chief Executive Officer

Mr. Kennedy has been our President and Chief Executive Officer and a member of our board of directors since December 22, 2008. Previously, from September 2003 until December 2008, he served as Chief Executive Officer of JDS Uniphase Corporation (“JDSU”), a provider of optical communications products, and from March 2004 until December 2008, he also served as President of JDSU. He was a member of JDSU’s Board of Directors from November 2001 until August 2012 and served as Vice Chairman of their Board of Directors from December 2008 until August 2012. Mr. Kennedy is also on the Boards of Directors of KLA-Tencor Corporation, a supplier of process control and yield management solutions for the semiconductor industry, and Digital Realty Trust, Inc., which owns, acquires, develops and manages technology-related real estate. Mr. Kennedy served on the Boards of Directors of Rambus Inc., a developer of a high speed chip-to-chip interface technology, from April 2003 until July 2008 and Polycom Inc., a provider of telepresence, voice and video conferencing solutions, from May 2008 until January 2009. Mr. Kennedy is also currently a Presidential Advisory Member of the National Security Telecommunications Advisory Committee. Mr. Kennedy was selected to serve as a director in light of his role as Chief Executive Officer, the management perspective he brings to board deliberations, his extensive management experience and his experience on multiple public company boards. Effective October 1, 2017, Kevin Kennedy will retire as CEO and director, but will continue as an advisor to the Company.

Morag Lucey, Senior Vice President, Chief Marketing Officer

Ms. Lucey has been our Senior Vice President, Chief Marketing Officer since October 5, 2015. Ms. Lucey leads our global marketing efforts, including marketing communications and branding. Immediately before coming to Avaya she served as the Chief Executive Officer of VirtualCMO Limited, a marketing consulting firm focused on generating short term profitability and long term stability, from November 2014 until September 2015. Ms. Lucey previously worked at Avaya from 2002 to 2007 as Vice President of EMEA Marketing and Vice President of Global Marketing and Channel Marketing for small and midmarket business solutions. In addition, Ms. Lucey worked at BAE Systems from March 2013 to November 2014, serving as Chief Marketing Officer, and at Convergys from May 2009 to June 2012, serving as Senior Vice President of Global Marketing and Product Management.

Laurent Philonenko, Senior Vice President, Corporate Strategy, Development and Technology

Mr. Philonenko has been our Senior Vice President, Corporate Strategy, Development and Technology since November 2014 and immediately prior to that, he served as our Vice President, Corporate Development and Strategy beginning in November 2013. Prior to joining Avaya, Mr. Philonenko served as Chief Technology Officer for Cisco’s Collaboration Technology Group from November 2012 to October 2013 and he was a Vice President and General Manager of three business units at Cisco from June 2004 to November 2012. He also served as the COO of Genesys Telecommunications Laboratories from July 2002 to December 2003 and CEO from December 2003 to May 2004. Mr. Philonenko is a graduate of Ecole Polytechnique in Paris and earned his master’s degree in Management Science from Paris University.

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Marc J. Randall, Senior Vice President and General Manager, Avaya Networking

Mr. Randall has been our Senior Vice President and General Manager, Avaya Networking since December 20, 2011. From January 31, 2011 until December 16, 2011, he served as Vice President and General Manager of Cisco Systems, Inc., a provider of communications and networking products and services. Previously, from 2008 to 2010, he served as Senior Vice President of Products and Offerings of Brocade, Inc., a provider of network solutions. Prior to that time, from 2003 until 2008, he served as President, CEO and a Director of Force10 Networks, a provider of data center networking.

Michael M. Runda, Senior Vice President and President, Avaya Client Services

Mr. Runda has been our Senior Vice President and President, Avaya Client Services since May 2012. From October 2011 until May 2012, he served as our Vice President, Global Support Services. Prior to that time, from 2010 until 2011, he served as Chief Executive Officer of KCS Academy, where he was responsible for the startup of the KCS Academy, a subsidiary of the Consortium for Service Innovation. From 2006 until 2010, he served as the Vice President of Global Support for Inuit Corporation. In 2004 to 2006, he lead Global Services for Symantec corp, and he lead Oracle global support services from 1996 to 2004. Previous to that, Mr. Runda held sales and services leadership positions in IBM, Unisys and Harris corporations.

David Vellequette, Senior Vice President, Chief Financial Officer

Mr. Vellequette has been our Senior Vice President, Chief Financial Officer since October 1, 2012. Previously, he served as Executive Vice President and Chief Financial Officer, a position he held from June 2005 until August 2012, of JDS Uniphase Corporation, or JDSU, a provider of optical communications products. He joined JDSU as Vice President and Operations Controller in July 2004.

John W. Marren, Chairman of the Board of Directors

Mr. Marren has been a member of our board of directors since August 24, 2012 and Chairman of our board of directors since January 29, 2016. In addition, he previously served as a member of our board of directors from October 26, 2007 to April 15, 2011. Mr. Marren was a Senior Partner and the Head of Technology Investments of TPG Capital from 2000 until his retirement in 2015. From 1996 through 2000, Mr. Marren was a Managing Director at Morgan Stanley, most recently as Co-Head of the Technology Investment Banking Group. From 1992 to 1996, he was a Managing Director and Senior Semiconductor Research Analyst at Alex Brown & Sons. While at Morgan Stanley and Alex Brown & Sons, Mr. Marren was a frequent member of the Institutional Investor All-American Research Team, which recognizes the top research analysts on Wall Street. Prior to Alex Brown, Mr. Marren spent seven years in the semiconductor industry working for VLSI Technology and Vitesse Semiconductor. Mr. Marren currently serves on the board of Advanced Micro Devices, Inc. and on the board of a private company. He is a Trustee of the University of California, Santa Barbara, and he serves on the US Olympic and Paralympic Foundation Board. Mr. Marren holds a bachelor of science degree in electrical engineering from the University of California, Santa Barbara. Mr. Marren’s related industry experience, in working with companies controlled by private equity sponsors, and affiliation with TPG, which has the right to select three of our directors, led to the conclusion that he should serve as a director our Company.

Charles H. Giancarlo, Director

Mr. Giancarlo has been a member of our board of directors since June 30, 2008 and was Chairman of our Board of Directors from December 22, 2008 until January 29, 2016. He served as our President and Chief Executive Officer from June 30, 2008 until December 22, 2008. On August 22, 2017, Mr. Giancarlo became the Chief Executive Officer and a director of Pure Storage, Inc. Mr. Giancarlo was previously a Senior Advisor of Silver Lake from January 2014 until September 30, 2015 and prior to that was Managing Director of Silver Lake since 2007. Mr. Giancarlo is also on the Boards of Directors of Accenture plc, a management consulting

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business; Arista Networks, Inc., a data center switching company; ServiceNow (until September 5, 2017), an enterprise IT cloud company; Imperva, Inc., a data security company; and various private companies. He served on the Board of Directors of Netflix, Inc., an online movie rental subscription service, from April 2007 until May 2012. Mr. Giancarlo’s related industry experience, experience in financial matters, service as an executive officer and director of other companies, prior service as our Chief Executive Officer, experience in working with companies controlled by private equity sponsors, and affiliation with Silver Lake, which has the right to select three of our directors, led to the conclusion that he should serve as a director of our Company.

Mary Henry, Director

Ms. Henry has been a member of our board of directors since July 1, 2014. Ms. Henry was a partner and managing director of Goldman Sachs, employed there from August 1986 to November 2004, primarily in the firm’s Investment Research Division. Ms. Henry’s experience with public companies, finance matters and her independence from the Company led to the conclusion that she should serve as a director of our Company.

Afshin Mohebbi, Director

Mr. Mohebbi has been a member of our board of directors since April 2011. Mr. Mohebbi has been a Senior Advisor to TPG since 2004. Previously, Mr. Mohebbi held various executive positions at Qwest Communications International Inc., British Telecom Plc., SBC Communications Inc. and Pacific Telesis Group. Mr. Mohebbi currently serves on the Board of Directors of DISH Network Corporation and Digital Realty Trust, as well as on the board of directors of various private companies. Mr. Mohebbi’s related industry experience, service as an executive officer and director of other companies, experience in working with companies controlled by private equity sponsors, and affiliation with TPG, which has the right to select three of our directors, led to the conclusion that he should serve as a director our Company.

Greg K. Mondre, Director

Mr. Mondre has been a member of our board of directors since October 26, 2007. Mr. Mondre has been a Managing Partner of Silver Lake since 2012 and a Managing Director of Silver Lake since 2005. Prior to joining Silver Lake in 1999, he was a principal at TPG and an investment banker at Goldman, Sachs & Co., a global investment banking and securities firm. Mr. Mondre is on the board of directors of GoDaddy Inc., Motorola Solutions, Inc., and Sabre Corporation. Mr. Mondre is also on the boards of directors of various private companies. Mr. Mondre’s experience in financial matters, service as a director of other companies, experience in working with companies controlled by private equity sponsors and affiliation with Silver Lake, which has the right to select three of our directors, led to the conclusion that he should serve as a director of our Company.

Kiran Patel, Director

Mr. Patel has been a member of our board of directors since October 1, 2013. Mr. Patel served as Executive Vice President and General Manager, Small Business Group of Intuit, a provider of financial software solutions for consumers and small businesses, from December 2008 to September 2013. He was Senior Vice President and General Manager, Consumer Tax Group from June 2007 to December 2008 and Chief Financial Officer from September 2005 to January 2008. Mr. Patel also serves on the Board of Directors of KLA-Tencor Corporation and EXACT, a Dutch software company, and is a trustee of The Charles Schwab Family of Funds. Mr. Patel’s experience as a Chief Financial Officer, his experience with software, the cloud and global management, as well as his independence from the Company led to the conclusion that he should serve as a director of our Company.

Ronald Rittenmeyer, Director

Mr. Rittenmeyer has been a member of our board of directors since October 1, 2014. He currently serves as Executive Chairman and Chairman of the Board of Tenet Healthcare, positions he has held since August 31,

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2017. He also serves as an advisor to Millennium Health LLC, a leading health solutions company, following his service from April 25, 2016 until August 31, 2017 as Chairman of the Board and Chief Executive Officer. From 2011 to 2014 Mr. Rittenmeyer served as Chairman, President and Chief Executive Officer of Expert Global Solutions, a global BPO and credit recovery company, employing 40,000 people worldwide. He led the restructuring and subsequent sale of the credit recovery business, while successfully rebuilding the global customer care business retiring from there in 2014. Mr. Rittenmeyer is also the retired Chairman, President and Chief Executive Officer of Electronic Data Systems Corporation, a leading global provider of information technology services, business process outsourcing and applications services. In addition, Mr. Rittenmeyer has been the Chief Executive Officer of Turnberry Advisors LLC, a company which advises businesses on performance optimization, crisis management, information technology effectiveness and interim management, since its formation in 2009. Mr. Rittenmeyer is currently on the board of directors of American International Group, Inc. (AIG), Tenet Healthcare Corporation, Quintiles IMS Holdings, Inc. and various private companies. Mr. Rittenmeyer’s service as an executive officer and director of other companies and his designation by TPG, which has the right to select three of our directors, led to the conclusion that he should serve as a director of our Company.

Gary B. Smith, Director

Mr. Smith has been a member of our board of directors since December 6, 2011. Mr. Smith currently serves as President, Chief Executive Officer and Director of Ciena Corporation (“Ciena”), a network infrastructure company. Mr. Smith began serving as Chief Executive Officer of Ciena in May 2001, in addition to his existing responsibilities as president and director, positions he has held since October 2000. Mr. Smith also serves on the board of directors of CommVault Systems, Inc., a provider of data and information management software applications and related services, a position he has held since May 2004. Mr. Smith’s nearly 30 years of experience in the global telecommunications industry and independence from the Company led to the conclusion that he should serve as a director of our Company.

Board Composition

Our business and affairs are managed under the direction of the board of directors. Our board of directors is currently composed of nine directors. We expect the composition of our board of directors to change substantially as a result of the Restructuring.

Under the Second Amended and Restated Stockholders’ Agreement, dated as of May 29, 2012 (the “Stockholders’ Agreement”), the number of directors shall be no fewer than seven. At each annual meeting of stockholders, the directors will be elected to serve until the earlier of their death, resignation or removal, or until their successors have been elected and qualified. Except as otherwise provided in the Stockholders’ Agreement, the Sponsors have the right to appoint and remove their respective designees to the board of directors, as well as the right to fill vacancies created by their designees.

Currently, each director is elected for a one-year term.

Board Committees

We currently have an audit committee, a compensation committee and a nominating and governance committee with the composition and responsibilities described below. The members of each committee are appointed by the board of directors and serve until their successor is elected and qualified, unless they are earlier removed or resign. In addition, from time to time, special committees may be established under the direction of the board of directors when necessary to address specific issues.

Audit Committee

Currently, the Audit Committee is composed of Messrs. Mondre, Patel and Rittenmeyer and Ms. Henry. Mr. Patel serves as the Chairperson of the Audit Committee.

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None of our Audit Committee members simultaneously serves on the audit committees of more than three public companies, including ours. The board of directors has affirmatively determined that Messrs. Mondre, Patel and Rittenmeyer qualify as audit committee financial experts under the applicable requirements of the rules and regulations of the SEC.

Our Audit Committee is responsible for, among other things:

•	selecting the independent auditor;

•	pre-approving all audit engagement fees and terms, as well as audit and permitted non-audit services to be provided by the independent auditor;

•	at least annually, obtaining and reviewing a report of the independent auditors describing the audit firm’s internal quality-control procedures and any material issues raised by its most recent review of internal quality controls;

•	annually evaluating the qualifications, performance and independence of the independent auditors;

•	discussing the scope of the audit and any problems or difficulties;

•	reviewing and discussing the annual audited and quarterly unaudited financial statements and “Item 2. Financial Information—Management’s Discussion and Analysis of Financial Conditions and Results of Operations” with management and the independent auditor;

•	discussing types of information to be disclosed in earnings press releases and provided to analysts and rating agencies;

•	discussing policies governing the process by which risk assessment and risk management are to be undertaken;

•	reviewing and evaluating the adequacy of the Company’s ethics and compliance program;

•	reviewing internal audit activities and qualifications of the internal audit function;

•	establishing procedures for receipt, retention and treatment of complaints received by us regarding accounting, auditing or internal controls and the submission of anonymous employee concerns regarding accounting and auditing;

•	discussing with our general counsel any material government investigations, litigation or legal matters that could reasonably be expected to have a material impact on business or financial statements;

•	approving related party transactions above a certain threshold;

•	reviewing and approving the Company’s decisions to enter into certain swaps and security-based swaps;

•	annually reviewing and reassessing the Audit Committee’s performance; and

•	preparing the report required by the SEC to be included in our annual report on Form 10-K or our proxy or information statement.

The Audit Committee has authority under its charter to obtain advice and assistance from outside legal counsel, accounting or other outside advisors as deemed appropriate to perform its duties and responsibilities. A copy of the charter will be available on our website at www.avaya.com upon completion of this registration. Information contained in, and that can be accessed through, our website is not incorporated into and does not form a part of this registration statement.

Compensation Committee

The Compensation Committee consists of Messrs. Marren, Giancarlo and Smith. Mr. Marren serves as Chairman of the Compensation Committee.

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The Compensation Committee is responsible for:

•	reviewing and evaluating individual performance of each of the Company’s senior officers above vice president who were appointed by the board of directors and setting their compensation based on that evaluation;

•	reviewing the individual goals and objectives of, and evaluating the performance of, the CEO, and setting the CEO’s compensation based on that evaluation;

•	making recommendations to the board of directors regarding the adoption of new incentive compensation and equity-based plans, and administering our existing incentive compensation and equity-based plans;

•	making recommendations to the board of directors regarding compensation of the board members and its committee members;

•	approving severance plans for senior officers;

•	annually reviewing the Compensation Committee charter and recommending any proposed changes to the board of directors;

•	reviewing and discussing with management the compensation discussion and analysis to be included in our filings with the SEC and preparing an annual compensation committee report for inclusion in our annual report on Form 10-K or proxy statement; and

•	overseeing any other such matters as the board of directors shall deem appropriate from time to time.

The Compensation Committee has authority under its charter to access such internal and external resources, including retaining legal, financial or other advisors, as the Compensation Committee deems necessary or appropriate to fulfill its responsibilities. A copy of the charter will be available on our website at www.avaya.com upon completion of this registration. Information contained in, and that can be accessed through, our website is not incorporated into and does not form a part of this registration statement.

Nominating and Governance Committee

The Nominating and Governance Committee of our board of directors consists of Messrs. Giancarlo, Kennedy, Mohebbi and Smith. Mr. Mohebbi serves as Chairman of the Nominating and Governance Committee.

The Nominating and Governance Committee is responsible for:

•	evaluating the performance, size and composition of the full board of directors to determine the qualifications and areas of expertise needed to further enhance the composition of the board of directors and working with management in attracting candidates with those qualifications;

•	establishing criteria for the selection of new directors;

•	identifying individuals qualified to become directors and reviewing the qualifications of prospective nominees;

•	recommending the slate of nominees for inclusion in the Company’s proxy statement and presentation to the Company’s shareholders at each annual meeting, if any;

•	establishing a policy for considering shareholder nominees for election to our board of directors and reviewing any candidates for board membership nominated by shareholders, if the Company is listed on a national securities exchange;

•	recommending qualified individuals to serve as committee members on the various board committees and recommending to the full board of directors, as appropriate, changes in number, function or composition of committees;

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•	reviewing the performance of any board member eligible to stand for re-election at our annual meeting, if any, as well as other criteria prescribed by Company policies;

•	establish criteria and processes for, and overseeing, the performance self-evaluation process of our board of directors;

•	evaluating the need and, if necessary, create a plan for the orientation and continuing education of directors;

•	monitoring, with the assistance of our general counsel, current developments in the regulation and practice of corporate governance; and

•	reviewing our corporate governance guidelines once adopted and providing recommendations to the board of directors regarding possible changes.

The Nominating and Governance Committee has sole authority under its charter to retain and terminate, at the Company’s expense, any search firm or advisor to be used to identify director candidates and has sole authority to approve the search firm’s or advisor’s fees and other retention terms. A copy of the charter will be available on our website at www.avaya.com upon completion of this registration. Information contained in, and that can be accessed through, our website is not incorporated into and does not form a part of this registration statement.

Board Leadership Structure

Our board of directors understands that there is no single, generally accepted approach to providing board leadership and that given the dynamic and competitive environment in which we operate, the right board leadership structure may vary as circumstances warrant. To this end, our board of directors has no policy mandating the combination or separation of the roles of Chairman and CEO. We currently have a separate Chairman and CEO.

Board Oversight of Risk Management

While the full board of directors has the ultimate oversight responsibility for the risk management process, its committees oversee risk in certain specified areas. In particular, our Compensation Committee is responsible for overseeing the management of risks relating to our executive compensation plans and arrangements and the incentives created by the compensation awards it administers. Our Audit Committee oversees management of enterprise risks as well as financial risks and effective upon the consummation of this registration will also be responsible for overseeing potential conflicts of interests. Pursuant to the board of directors’ instruction, management regularly reports on applicable risks to the relevant committee or the full board of directors, as appropriate, with additional review or reporting on risks conducted as needed or as requested by the board of directors and its committees.

Code of Ethics and Business Conduct

Our Code of Conduct is designed to help directors and employees worldwide to resolve ethical issues in an increasingly complex global business environment. The Code of Conduct applies to all directors and employees, including, without limitation, the CEO, the CFO, the Corporate Controller and any other employee with any responsibility for the preparation and filing of documents with the SEC. The Code of Conduct covers a variety of topics, including those required to be addressed by the SEC. Topics covered include, but are not limited to, conflicts of interest, confidentiality of information and compliance with applicable laws and regulations. Directors and employees of the Company receive periodic updates regarding policies governed by and changes to the Code of Conduct. The Code of Conduct is available at our Investor Relations website located at www.avaya.com/investors/overview. We will post amendments to or waivers of the provisions of the Code of Conduct made with respect to any of our directors and executive officers on that website within four business days. The information contained on, or accessible through, our website is not part of this registration statement, and is therefore not incorporated by reference. During fiscal 2016, no amendments to or waivers of the provisions of the Code of Conduct were made with respect to any of our directors or executive officers.

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ITEM 6. EXECUTIVE COMPENSATION

Introduction

The fiscal year 2017 Compensation Discussion and Analysis (“CD&A”) outlines the design and overall philosophy of our executive compensation program, the objectives and principles upon which it is based, and our fiscal 2017 pay decisions for our named executive officers (“NEOs”).

Under SEC rules, our NEOs for fiscal 2017 are:

•	Kevin J. Kennedy, President and Chief Executive Officer (“CEO”)[1]

•	David Vellequette, Senior Vice President and Chief Financial Officer (“CFO”)

•	James M. Chirico, Jr., Executive Vice President, Chief Operating Officer and Head of Global Sales[2]

•	Gary Barnett, Senior Vice President & General Manager, Engagement Solutions

•	Michael Runda, Senior Vice President and President, Avaya Client Services[3]

•	Morag Lucey, Senior Vice President, Chief Marketing Officer

Overview

Fiscal 2017 was an unusual and uncertain period in our business. As described elsewhere in this registration statement, on January 19, 2017, the Company and the Debtor Affiliates commenced chapter 11 cases in the Bankruptcy Court. Our focus was on ensuring that Avaya emerge from bankruptcy as quickly as possible, with enhanced focus on team and customer engagement. Notwithstanding that, we continued to evolve from a traditional telecommunications hardware company into a software and services company, as we focused on expanding our cloud- and mobile-enabled contact center, unified communications and innovative next-generation workflow automation solutions. In addition, we continued to build momentum with our newest generation of solutions.

For discussion of Avaya’s operating results, please refer to “Item 2. Financial Information” located elsewhere in this registration statement.

The objective of our executive compensation program in fiscal 2017 was to align executive officer compensation with performance by providing our executive officers with opportunities to earn non-discretionary, performance-based compensation based on Company performance. We designed our executive compensation program to help achieve this objective by using a combination of fixed pay and an opportunity for non-discretionary short-term incentive compensation. The compensation program for fiscal 2017 included the following elements, together with our rationale for providing them:

Element of Compensation	Overview of Program Element
Base Salary	• Provide executive officers with base salaries that are market competitive and reflect the skills and experience required for their roles.

Incentive Compensation	• Key Employee Incentive Plan (“KEIP”): Provide NEOs with a cash-based, performance-based quarterly incentive program tied to Avaya’s adjusted EBITDA.

Under this fiscal 2017 program, the CEO and other NEOs had [44]% and [45]% performance-based pay (i.e., [44]% or [45]% of their compensation was in the form of KEIP awards), respectively.

[1]	Mr. Kennedy retired from all positions, offices, and directorships of the Company effective October 1, 2017. As of that date, he will become an advisor to the Company for up to two years from the Emergence Date.
[2]	Mr. Chirico was appointed President and Chief Executive Officer of the Company effective October 1, 2017.
[3]	As of July 1, 2017, Mr. Runda’s executive level responsibilities were assumed by other Company officers.

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Compensation Governance

Our process for determining executive officer compensation (including for our NEOs) is as follows:

Compensation Committee

Our Compensation Committee is a committee of our board of directors. In accordance with its charter, the Compensation Committee approves all elements of compensation for our executive officers. The role of the Compensation Committee is to discharge the board of directors’ responsibilities relating to executive compensation matters. In this regard, the Compensation Committee is responsible for the development and administration of our executive compensation and benefits programs. In furtherance of this purpose, the Compensation Committee has the authority and responsibility to:

•	Develop, in partnership with management, an overarching compensation philosophy upon which our executive pay programs are built;

•	Review and approve corporate goals and objectives relevant to the compensation of our CEO, evaluate the performance of our CEO in light of these goals and objectives, and determine and approve the compensation of our CEO based on this evaluation;

•	Review the appropriateness of our peer group;

•	Set executive officer compensation and make recommendations to the board of directors with respect to incentive compensation and equity-based plans, administer and make awards under such plans and review the cumulative effect of its actions;

•	Review and approve the compensation of all executive officers;

•	At its discretion, retain a compensation consultant to advise the Compensation Committee on executive pay matters; and

•	Review and assist with the development of executive officer succession plans.

Compensation Consultant

For the fiscal 2017 compensation program, we were advised by Willis Towers Watson (“WTW”) and Kirkland & Ellis LLP (“Kirkland”) on executive compensation matters, including the KEIP. Additionally, we are advised on certain executive compensation matters by Semler Brossy Consulting Group (“Semler Brossy”). Semler Brossy was retained by management but provides advice and guidance to the Compensation Committee on a variety of topics including determination of our peer group and competitive assessment of our compensation.

Management

Typically, before our fiscal year begins, our CEO, supported by our Human Resources team and with input from Semler Brossy, makes recommendations to the Compensation Committee regarding setting base salary compensation levels for all executive officers other than for himself. Following the Compensation Committee’s approval of the KEIP in May 2016, no CEO recommendations were made regarding executive compensation for fiscal 2017. Pay decisions for our CEO are reviewed separately by the Compensation Committee and are independent of our CEO’s input. Semler Brossy provides comparative market data and recommendations on CEO pay to the Compensation Committee directly.

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Peer Group

To ensure that our compensation program remains competitive and aligned with our overall philosophy and objectives, the Compensation Committee compares our compensation and benefit practices and levels of pay to a peer group consisting of technology-oriented businesses that compete with us for talent and:

•	are primarily information technology service businesses;

•	have similar revenue bases and sizes to reflect business complexity; and

•	are companies for which comparative executive compensation data is readily available.

Using these principles as our guide, the following 15 companies were used as the peer group for fiscal 2017 pay-related decisions (the “Peer Group”):

Fiscal 2017 Peer Group
Adobe Systems, Inc.	Juniper Networks, Inc.
ARRIS Group, Inc.	Motorola Solutions, Inc.
Autodesk, Inc.	NetApp, Inc.
Brocade Communications Systems Inc.	Symantec Corp.
CA, Inc.	Teradata Corp.
Citrix Systems Inc.	Unisys Corp.
CommScope Holdings	VMware, Inc.
Computer Sciences Corp.

In addition to the Peer Group, the Compensation Committee also reviews pay data from the Radford Global Compensation Survey, with a focus on technology companies with an appropriate revenue size. This data is used to supplement the pay data from the Peer Group and also provides the Compensation Committee with market data for executive officers whose positions are not listed in Peer Group public filings.

Risk Assessment of Compensation Policies and Practices

The Company has conducted an internal risk assessment of its employee incentive compensation policies and practices, including those relating to its employees who are not executive officers. In performing its assessment, the Company inventoried its incentive compensation plans and assessed the risks of those plans. As a result of this review, both management and the Compensation Committee concluded that our compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.

Fiscal 2017 Compensation Elements and Pay Decisions

In past years, the Compensation Committee generally targeted executive officer total target direct compensation, including long-term incentive grants, between the median and the seventy-fifth percentile of the market data, but actual pay positioning for each NEO was determined based on a number of factors, including the role, contribution, and level of experience of each executive officer and the retention needs of the Company, and each was evaluated by the Compensation Committee in its judgment without any formula or weighting. In those years, we did not set specific targets relative to market for individual components of compensation such as base salary or target levels of annual or long-term incentives, but rather reviewed the components in total. In fiscal 2017, following the commencement of the bankruptcy, our executive officer compensation, and any modifications thereto, was subject to the approval of the Bankruptcy Court. During such period, the Compensation Committee sought and received Bankruptcy Court approval for the KEIP for different periods of the 2017 fiscal year. As described below, for the second quarter of fiscal 2017, our NEOs voluntarily agreed to a reduction to their KEIP target award levels to position total compensation closer to the twenty-fifth percentile of the market.

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Our total direct compensation program for our NEOs and other executive officers was built to incentivize senior leadership to help achieve our objective of emerging from bankruptcy as quickly as possible by emphasizing pay-for-performance. We used base salaries and a short-term cash-based incentive plan, instead of long-term incentives, to focus on short-term, performance-based objectives that the Compensation Committee believed were important to achieve during an unusual and uncertain time in our business.

For fiscal 2017, the primary elements of our executive compensation program are described below.

Base Salary

Base salaries are generally evaluated at the beginning of each fiscal year following an assessment using market and Peer Group data provided by Semler Brossy. Assessment-based recommendations are made by our CEO and the Company’s Executive Compensation team and presented to the Compensation Committee for further evaluation based on individual performance.

Base salaries for our executive officers were not changed for fiscal 2017, as shown below:

Named Executive Officer	FY 2016 Base Salary	FY 2017 Base Salary	FY 2016 to FY 2017 % Change in Base Salary
Kevin J. Kennedy	$1,250,000	$1,250,000	0%
David Vellequette	$650,000	$650,000	0%
James M. Chirico, Jr.	$750,000	$750,000	0%
Gary Barnett	$525,000	$525,000	0%
Michael Runda	$450,000	$450,000	0%
Morag Lucey	$450,000	$450,000	0%

Short-Term Incentive Compensation

In May 2016, the Compensation Committee approved the KEIP, a short-term cash incentive plan for executive officers, to begin in the fourth quarter of fiscal 2016 and continue through the third quarter of fiscal 2017. In May 2017, the KEIP was extended to continue through the fourth quarter of fiscal 2017. The KEIP, in conjunction with one-time retention bonuses awarded in May 2016, was designed in response to increased retention risk and to mitigate the potential impact of an NEO departure during an unusual and uncertain period in our business. In order to participate in the KEIP, each NEO was required to waive his or her rights to participate in the Executive Committee Discretionary Annual Incentive Plan (“EC DAIP”), the Company’s prior short-term incentive compensation program, for the second half of fiscal 2016 and to forfeit the long-term incentive (“LTI”) compensation awarded to him or her in November 2015 for all of fiscal 2016.

The KEIP provides a quarterly cash incentive opportunity tied to a specific Company performance metric, namely achievement of adjusted EBITDA versus target. Under the KEIP, an executive officer may earn his or her award for a fiscal quarter upon the Company’s achievement of the adjusted EBITDA performance metric and the executive officer’s continued employment through the end of the applicable fiscal quarter, with any earned award paid during the next fiscal quarter. The KEIP is intended to have a limited duration, and it is expected that the Company will develop new compensation programs upon emergence from bankruptcy.

Target awards under the KEIP were based on recommendations driven by the board of directors with the support of WTW and Kirkland, considering each individual’s annual short-term incentive target, a market-adjusted one-year long-term incentive value and the level of total compensation for similar roles among companies in our Peer Group. The focus was on supporting critical alignment of our executive officers on the performance goals and ensuring the ongoing and effective operation of the Company.

Quarterly payouts under the KEIP range from 80% to 100% of the target award, with straight line interpolation for performance between threshold and target performance metrics, provided the threshold

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performance level is achieved; if the threshold performance level is not achieved, no award is paid, and there is no payout in excess of 100% of the target award for achievement in excess of the target performance level. In addition, while 100% of each NEO’s total maximum KEIP award opportunity for Q1 FY2017 and Q2 FY2017 was determined based solely on the Company’s achievement of adjusted EBITDA performance, as described above, for Q3 FY2017 and Q4 FY2017, only 90% of each NEO’s total maximum KEIP award opportunity was determined based on the Company’s achievement of adjusted EBITDA performance. The remaining 10% of each NEO’s total maximum KEIP award opportunity for each of those two quarters (the “Bankruptcy Incentive Award”) was based, as shown below, on the timing of the Company’s emergence from bankruptcy:

Emergence Date	% of Bankruptcy Incentive Award Earned
Prior to October 31, 2017	100%
Prior to November 30, 2017	66.7%
Prior to December 31, 2017	33.3%
After December 31, 2017	0%

As of the date of this registration statement, no Bankruptcy Incentive Awards, either for Q3 FY2017 or Q4 FY2017, have been approved for, or paid to, any executive officers, including NEOs.

KEIP for Q1 FY2017

In November 2016, the Compensation Committee approved KEIP performance targets for Q1 FY2017 consistent with the KEIP program design described above.

Performance Level	Q1 FY17 Adjusted EBITDA	Funding % of Target Award
Threshold	$225 million	80%
Target or higher	$235 million or higher	100%

Given the Company’s adjusted EBITDA performance of $238M for Q1 FY2017, above the target level, in February 2017, the Compensation Committee approved KEIP awards for NEOs at 100% of target award value for Q1 FY2017. However, before the KEIP awards were approved and/or paid, the Company and certain of its subsidiaries filed voluntary petitions under chapter 11 of the U.S. Bankruptcy Code as mentioned above. As a result of the bankruptcy, payments to our NEOs of any compensation in excess of wages, certain health and welfare benefits and the 401(k) match were precluded. Thus, the approved KEIP award amounts for Q1 FY2017 were not paid to our NEOs.

Named Executive Officer	Q1 FY17 KEIP Targets	Q1 FY17 KEIP Awards Approved	Q1 FY17 KEIP Awards Paid
Kevin J. Kennedy	$2,400,000	$2,400,000	$0
David Vellequette	$587,500	$587,500	$0
James M. Chirico, Jr.	$687,500	$687,500	$0
Gary Barnett	$343,750	$343,750	$0
Michael Runda	$312,500	$312,500	$0
Morag Lucey	$250,000	$250,000	$0

KEIP for Q2 FY2017

As we navigated the bankruptcy, we re-engaged with WTW and Kirkland, as well as Zolfo Cooper to provide guidance and support on executive compensation, among other things. In February 2017, our NEOs voluntarily agreed to a 35% reduction to their KEIP target award levels for Q2 FY2017 to position total compensation closer to the twenty-fifth percentile of the market. In February 2017, the Compensation Committee, under the advisement of

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Zolfo Cooper, approved these reduced target award levels for Q2 FY2017, which are shown in the table below, as well as the following Q2 FY2017 threshold and target performance metrics:

Performance Level	Q2 FY17 Adjusted EBITDA	Funding % of Target Award
Threshold	$170 million	80%
Target or higher	$205 million or higher	100%

We requested authority from the Bankruptcy Court to implement the KEIP in the form approved by our Compensation Committee on March 1, 2017. Upon further discussion with our creditor constituencies, including the U.S. Trustee’s office, regarding the KEIP, we made the following adjustments to the KEIP:

•	The Q2 FY2017 threshold award for our CEO was set at $488,000 (as opposed to the proposed $1,248,000), and the Q2 FY2017 maximum award for our CEO was set at $800,000 (as opposed to the proposed $1,560,000), with linear interpolation between the threshold and maximum award amounts.

•	A clawback provision was added as an award condition, requiring each NEO to return his or her Q2 FY2017 KEIP award to the Company in the event of his or her termination of employment for any reason prior to the earlier of September 30, 2017 and the Company’s emergence from bankruptcy.

On April 21, 2017, the Bankruptcy Court approved the continuation of the KEIP as so adjusted for Q2 FY2017.

Given the Company’s adjusted EBITDA performance of $199 million for Q2 FY2017, slightly below the target level, KEIP awards were approved for Q2 FY2017 at 96% of target award value, with the exception that Mr. Kennedy’s award was approved at 93% of target award value due to the fact that his threshold award level was set separately. The Q2 FY2017 KEIP awards were paid in May 2017, subject to the clawback provision described above.

Named Executive Officer	Q2 FY17 KEIP Threshold Awards[1]		Q2 FY17 KEIP Target Awards[1]		Q2 FY17 KEIP Paid Awards
Kevin J. Kennedy	$488,000	[2]	$800,000	[2]	$744,414
David Vellequette	$305,500		$381,875		$368,268
James M. Chirico, Jr.	$357,500		$446,875		$430,952
Gary Barnett	$178,750		$223,438		$215,476
Michael Runda	$162,500		$203,125		$195,887
Morag Lucey	$130,000		$162,500		$156,710

[1]	Except as described in the next footnote, these threshold and target award amounts reflect the 35% reduction made in February 2017 to earlier threshold and target award amounts for the second quarter of fiscal 2017 to position total compensation closer to the twenty-fifth percentile of the market.
[2]	These threshold and target award amounts for our CEO for the second quarter of fiscal 2017 reflect adjustments made to the KEIP following discussions with our creditor constituencies, including the U.S. Trustee’s office, which were approved by the Bankruptcy Court on April 21, 2017. Our CEO’s Q2 FY2017 threshold award was set at $488,000 (as opposed to the proposed $1,248,000), and the Q2 FY2017 target and maximum award for our CEO was set at $800,000 (as opposed to the proposed $1,560,000.)

KEIP for Q3 FY2017 and Q4 FY2017

In May 2017, our Compensation Committee approved extending the KEIP through Q4 FY2017 with the same threshold and target award levels for NEOs, and setting the Q3 FY2017 and Q4 FY2017 threshold and target performance metric levels based on the 2017 Avaya Business Plan filed with the Bankruptcy Court. Upon

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further discussion with the Company’s creditor constituencies and the U.S. Trustee, we made the following adjustments to the KEIP for Q3 FY2017 and Q4 FY2017:

•	90% of each NEO’s total maximum award opportunity for each of Q3 FY2017 and Q4 FY2017 will be determined based on the Company’s achievement of adjusted EBITDA performance. The performance metrics for Q3 FY2017 and Q4 FY2017 are as follows:

Performance Level	Q3 FY17 Adjusted EBITDA	Q4 FY17 Adjusted EBITDA	Funding % of Target Award
Threshold	$178 million	$209 million	80%
Target or higher	$219 million or higher	$252 million or higher	100%

•	The Bankruptcy Incentive Award, which represents 10% of each NEO’s total maximum award opportunity for each of Q3 FY2017 and Q4 FY2017, will be determined based on the timing of the Company’s emergence from bankruptcy, as follows:

Emergence Date	% of Bankruptcy Incentive Target Award
Prior to October 31, 2017	100%
Prior to November 30, 2017	66.7%
Prior to December 31, 2017	33.3%
After December 31, 2017	0%

•	The total threshold award for our CEO, including the portion based on adjusted EBITDA performance and the portion based on timing of the Company’s emergence from bankruptcy, was set at $602,667 for each of Q3 FY2017 and Q4 FY2017.

•	The payout timing for each of the Q3 FY2017 and Q4 FY2017 KEIP awards was determined to be the earlier of the Company’s emergence from bankruptcy and 60 days after the end of the respective fiscal quarter.

•	A clawback provision was added as an award condition, requiring each NEO to return his or her Q3 FY2017 and/or Q4 FY2017 KEIP award(s) to the Company in the event of his or her termination of employment for any reason (other than by the Company without “cause”) prior to the earlier of September 30, 2017, in the case of the Q3 FY2017 KEIP award, or December 31, 2017, in the case of the Q4 FY2017 KEIP award, and the Company’s emergence from bankruptcy.

On June 22, 2017, we requested authority from the Bankruptcy Court to implement the continuation of the KEIP for Q3 FY2017 and Q4 FY2017, as described above, and the Bankruptcy Court approved our continuation request on July 11, 2017.

Based on adjusted EBITDA performance of $204M for Q3 FY2017, the EBITDA-based portion of the KEIP awards for Q3 FY2017 was approved at 92.9% of the target award value. The EBITDA-based portion of the Q3 FY2017 KEIP awards was paid in August 2017, subject to the clawback provision described above. The Q4 FY2017 KEIP awards are expected to be paid in November 2017, subject to the clawback provision described above.

Named Executive Officer	Q3 FY17 and Q4 FY17 EBITDA-Based KEIP Target Awards (90% of KEIP Target Award)	Q3 FY17 EBITDA-Based KEIP Paid Awards	Q4 FY17 EBITDA-Based KEIP Target Awards[1]
Kevin J. Kennedy	$720,000	$668,524	$720,000
David Vellequette	$343,688	$319,116	$343,688
James M. Chirico, Jr.	$402,188	$373,433	$402,188
Gary Barnett	$201,094	$186,717	$201,094
Michael Runda[2]	$182,812	$169,742	n/a
Morag Lucey	$146,250	$135,794	$146,250

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[1]	As of the date of this registration statement, the EBITDA-based portion of the KEIP awards for Q4 FY2017 has not been approved for, or paid to, any NEOs. As noted, the amounts shown above are the target awards.
[2]	As of July 1, 2017, Mr. Runda’s executive level responsibilities were assumed by other Company officers, and in accordance with the Bankruptcy Court’s approval granted on July 11, 2017, he was not a participant in the KEIP for the Q4 FY2017.

As of the date of this registration statement, no Bankruptcy Incentive Award, either for Q3 FY2017 or Q4 FY2017, has been approved for, or paid to, any executive officers. The amounts shown below are the maximum Bankruptcy Incentive Awards which could be paid, provided the Company emerges from bankruptcy prior to November 30, 2017 (i.e., each NEO’s maximum Bankruptcy Incentive Award shown below equals 66.7% of such NEO’s Bankruptcy Incentive Target Award):

Named Executive Officer	Q3 FY17 and Q4 FY17 KEIP Bankruptcy Incentive Target Awards (10% of KEIP Target Award)	Maximum Q3 FY17 KEIP Bankruptcy Incentive Awards	Maximum Q4 FY17 KEIP Bankruptcy Incentive Awards
Kevin J. Kennedy	$80,000	$53,360	$53,360
David Vellequette	$38,187	$25,471	$25,471
James M. Chirico, Jr.	$44,687	$29,806	$29,806
Gary Barnett	$22,344	$14,903	$14,903
Michael Runda[1]	$20,312	$13,548	n/a
Morag Lucey	$16,250	$10,839	$10,839

[1]	As of July 1, 2017, Mr. Runda’s executive level responsibilities were assumed by other Company officers, and in accordance with the Bankruptcy Court’s approval granted on July 11, 2017, he was not a participant in the KEIP for Q4 FY2017.

Other Compensation

LTI Compensation

Prior to fiscal 2017, we provided our executive officers with annual grants of LTI opportunities. These awards, which were intended to be competitive with practices among our Peer Group, provided the executives with annual equity-based and cash-based awards that vest over a multi-year timeframe. These awards also included both time-vesting and performance-based features. As noted above, the LTI awards granted to our NEOs in November 2015 for fiscal 2016 were forfeited in exchange for participation in the KEIP, and no LTI awards were granted in fiscal 2017. In addition, prior to the Restructuring, our NEOs, who are considered “insiders” by the Bankruptcy Court (“Insiders”), are not entitled to receive payments of outstanding cash LTIs that would have vested and been payable, or to receive outstanding options that would have otherwise vested.

We expect that LTIs will be a significant component of our future compensation program, which will primarily consist of equity awards.

Executive Benefits and Perquisites

We provide certain benefits and perquisites to our executive officers to ensure our compensation and benefits package remains competitive. The Compensation Committee reviews these benefits and perquisites periodically to evaluate their value and market prevalence based on data provided by our advisors. Please see the Summary Compensation Table footnote 5 for additional details about benefits paid and perquisites provided in fiscal 2017.

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Savings Plans

We offer a qualified 401(k) savings plan for all U.S. salaried employees, the Avaya Inc. Savings Plan for Salaried Employees (“ASPSE”). Effective January 2013, our matching allocation is determined on a quarterly basis, once a Company financial performance threshold is met. The matching formula is 50% for the first 5% of pre-tax eligible compensation contributed by a participant, up to $3,000 annually.

Fiscal 2018 Compensation Elements and Pay Decisions

In August 2017, the Compensation Committee conducted its annual assessment of our Peer Group for fiscal 2018 with guidance from Semler Brossy. Semler Brossy recommended that we revise the Peer Group based on the Company’s expected revenue scope of $3 billion after the Restructuring and to increase the focus on software and services companies rather than telecommunications equipment and networking. They recommended removing Computer Sciences Corp. (now known as DXC Technology Co.), ARRIS Group, Inc., Motorola Solutions, Inc., CommScope Holdings, Unisys Corp. and Brocade Communications Systems Inc. and adding Akamai Technologies, Inc., Intuit, Inc., Nuance Communications, Open Text Corp., Red Hat, Inc. and Synopsys, Inc. The revised Peer Group of 15 companies may be used to assess executive officer compensation during fiscal 2018.

Fiscal 2018 Peer Group
Adobe Systems, Inc.	Nuance Communications
Akamai Technologies, Inc.	Open Text Corp.
Autodesk, Inc.	Red Hat, Inc.
CA, Inc.	Symantec Corp.
Citrix Systems Inc.	Synopsys, Inc.
Intuit, Inc.	Teradata Corp.
Juniper Networks, Inc.	VMware, Inc.
NetApp, Inc.

Impact of Section 162(m) of the Internal Revenue Code

Because our common stock is not currently publicly traded, executive compensation paid during fiscal 2016 was not subject to the provisions of Section 162(m) of the Internal Revenue Code (the “Code”), which limits to $1 million the deductibility of compensation paid to any of certain named executive officers of a public company, with exceptions for qualifying performance-based compensation and certain other exceptions. At such time as we become subject to the deduction limitation under Section 162(m) of the Code, we expect that the Compensation Committee will consider the impact of Section 162(m) of the Code when structuring our executive compensation arrangements with our NEOs. However, the Compensation Committee will retain flexibility to approve compensation arrangements that in its view promote the objectives of our compensation program but that may not qualify for full or partial tax deductibility.

Committee Report on Executive Compensation

The Compensation Committee of our board of directors reviewed and discussed with management the information included in the Company’s Compensation Discussion and Analysis for fiscal 2017. Based on these reviews and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this registration statement.

COMPENSATION COMMITTEE:

John W. Marren, Chairman

Charles H. Giancarlo

Gary B. Smith

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Summary Compensation Table

The Summary Compensation Table contains values calculated and disclosed according to SEC reporting requirements. Salary, Bonus and Non-Equity Incentive Compensation values are reflective of compensation earned during fiscal 2017, 2016, and 2015 respectively. Stock Award and Option Award values are reflective of the total fair value, regardless of vesting conditions for earning the awards, for grants received during the applicable fiscal year.

Name	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)(3)	Non-Equity Incent. Plan Comp. ($)(4)	All Other Comp. ($)(5)	Total ($)
Kevin J. Kennedy	2017	$1,250,000	—	—	—	$3,617,313	$46,430	$4,913,743
President and Chief Executive	2016	$1,241,987	$6,900,000	—	—	$5,993,750	$44,113	$14,179,850
Officer	2015	$1,250,000	—	$2,250,000	$1,500,000	$9,134,375	$42,004	$14,176,379

David Vellequette	2017	$650,000	—	—	—	$1,492,010	$38,016	$2,180,026
Senior Vice President and	2016	$640,865	$1,550,000	—	—	$1,807,814	$26,056	$4,024,735
Chief Financial Officer	2015	$625,000	—	$825,000	$550,000	$1,712,500	$24,837	$3,737,337

James M. Chirico, Jr.	2017	$750,000	—	—	—	$1,667,511	$33,383	$2,450,894
Executive Vice President,	2016	$708,654	$2,500,000	—	—	$1,945,314	$23,817	$5,177,785
Chief Operating Officer and	2015	$675,000	—	$825,000	$550,000	$4,275,000	$23,321	$6,348,321
Head of Sales

Gary Barnett	2017	$525,000	—	—	—	$860,578	$35,210	$1,420,788
Senior Vice President and	2016	$521,635	$525,000	—	—	$1,002,292	$29,667	$2,078,594
General Manager, Engagement
Solutions

Michael Runda	2017	$450,000	—	—	—	$686,376	$34,767	$1,171,143
Senior Vice President and
President, Avaya Client Services

Morag Lucey	2017	$450,000	—	—	—	$438,754	$218,155	$1,106,909
Senior Vice President and
Chief Marketing Officer

(1)	Amounts shown for fiscal 2016 for Messrs. Kennedy, Vellequette and Barnett reflect the impact of a change in payroll from weekly to semi-monthly and, for all NEOs, the impact of participation in the Company’s mandatory two-week furlough program in the fourth quarter of 2016.
(2)	Amounts shown for fiscal 2016 reflect one time retention awards paid in the third quarter of fiscal 2016 to encourage leadership continuity. The retention awards remain subject to clawback (generally on a pro rata basis), if the NEO is terminated by the Company for “cause” or resigns without “good reason” (as such terms are defined in the relevant agreement), in each case, within eighteen (18) months after the May 2016 grant date of such retention award. In connection with the retention award granted to Mr. Chirico, the cash retention award previously granted to him in November 2015, pursuant to which he was to receive $500,000 at the end of each of fiscal 2016 and fiscal 2017, was modified to (i) accelerate the first payment of $500,000, so that such payment was made in the third quarter of fiscal 2016 but was subject to pro-rata clawback if Mr. Chirico did not remain employed by the Company through September 30, 2016 as contemplated by the original award, and (ii) cancel the second $500,000 payment which was to be paid at the end of fiscal 2017.
(3)	Amounts indicated for “Stock Awards” and “Option Awards” represent the fair value of the awards at the date of grant as calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, “Compensation-Stock Compensation,” or ASC 718, without regard to forfeiture assumptions.

For more information regarding the valuation of equity-based awards (including assumptions made in such valuation), refer to Note 15, “Share-based Compensation,” to our audited Consolidated Financial Statements included elsewhere in this registration statement.

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As noted, LTI awards made to our NEOs in fiscal 2016 were forfeited in exchange for participation in the KEIP, which is described above under Short-Term Incentive Compensation.

(4)	Non-Equity Incentive Plan Compensation reflects amounts earned under each of the following programs:

Name	Year	EC DAIP Awards(a)	Long-Term Cash Award(b)	EC Long- Term Incentive Plan(c)	Cash Long- Term Incentive(d)	Key Employee Incentive Plan(e)	Total ($)
Kevin J. Kennedy	2017	—	—	—	$1,484,375	$2,132,938	$3,617,313
	2016	$703,125	—	—	$2,890,625	$2,400,000	$5,993,750
	2015	$859,375	$5,900,000	$1,125,000	$1,250,000	—	$9,134,375

David Vellequette	2017	—	—	—	$460,938	$1,031,072	$1,492,010
	2016	$243,750	—	—	$976,564	$587,500	$1,807,814
	2015	$270,000	$517,500	$550,000	$375,000	—	$1,712,500

James M. Chirico, Jr.	2017	—	—	—	$460,938	$1,206,573	$1,667,511
	2016	$281,250	—	—	$976,564	$687,500	$1,945,314
	2015	$300,000	$3,000,000	$600,000	$375,000	—	$4,275,000

Gary Barnett	2017	—	—	—	$257,291	$603,287	$860,578
	2016	$157,500	—	—	$501,042	$343,750	$1,002,292

Michael Runda	2017	—	—	—	$320,747	$365,629	$686,376

Morag Lucey	2017	—	—	—	—	$438,754	$438,754

(a)	EC DAIP Awards. Represents EC DAIP award payments for the first performance period of fiscal 2016 (i.e., the first half of fiscal 2016) paid at 38% of target. The EC DAIP was suspended for the second half of fiscal 2016 and replaced with the KEIP, as described above under Short-Term Incentive Compensation.
(b)	Long-Term Cash Award. Represents Long-Term Cash Award payments in fiscal 2015 under the Long-Term Cash Award Program, which is no longer active. The Long-Term Cash Award Program was approved in fiscal 2013 after a competitive assessment was completed in July 2012. These long-term cash awards were retention awards designed to provide a degree of value assurance relative to our equity plans for executive officers due to the uncertainty regarding the timing of a liquidity event for the Company. The awards are generally payable in three installments over either a three- or five-year period, depending on executive officer tenure. For executive officers with more than five years’ tenure when the award was made, the first installments were paid in fiscal 2013, the second installments were paid in fiscal 2014, and the final installments were paid in fiscal 2015. For executive officers with less than five years’ tenure when the award was made, the first installments were paid in fiscal 2013, the second installments were paid in fiscal 2015, and the final installment is scheduled to be paid in fiscal 2017. In all cases, when the award was granted, the final installment was communicated as a range. For each of the NEOs (other than Ms. Lucey), the total award value (using the lower end of the range) was designed to equal approximately five times the individual’s base salary over a five-year period. The total award value for each NEO (other than Ms. Lucey) was divided into different installment payments, as set forth in an individual award letter which each NEO received. For each NEO, the upper end of the final installment range equals 150% of the lower end of such range. Since Ms. Lucey joined the Company in October 2015, she was not eligible to receive any awards under this program.

The amount paid for installments with a range will be determined based upon the NEO’s achievement under the Executive Committee Performance Recognition Program from fiscal 2011 through fiscal 2015. In addition, the final payment may be adjusted, in the Compensation Committee’s discretion, based on the executive officer’s performance through the payment date. The final payment will also be adjusted downward (i) to reflect shares of Avaya Holdings common stock previously owned and sold by that individual, and (ii) if Avaya Holdings’ common stock is then publicly traded, to reflect the value of certain shares of Avaya Holdings’ common stock that the individual owns (including vested stock units) or could receive upon exercise of stock options, in each case, excluding shares relating to continuation stock options, continuation stock units and cash invested in connection with the going-private transaction of Avaya Inc.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

No new awards were granted under the Long-Term Cash Award Program in fiscal 2015, fiscal 2016 or fiscal 2017, and there were no payouts under the Long-Term Cash Award Program in fiscal 2017. Final installments originally scheduled to be paid in fiscal 2017 include: Mr. Vellequette $1,660,000—$2,835,500; Mr. Barnett $945,000—$1,732,500; and Mr. Runda $810,000—$1,485,000. No further awards are planned under the Long-Term Cash Award Program.

As a result of the bankruptcy, these Long-Term Cash Award Program awards were not paid in fiscal 2017 and are not expected to be paid. However, NEOs may have filed proofs of claims with the Bankruptcy Court and may be entitled to payments as general unsecured creditors with respect to these amounts.

(c)	EC Long-Term Incentive Plan (“EC LTIP”). Represents cash incentives earned in fiscal 2015 under the EC LTIP, which is no longer active. The EC LTIP was a five-year program that was created in fiscal 2011 and revised in fiscal 2014 to provide executive officers with an additional annual deferred incentive opportunity. In fiscal 2014, the program was amended to (i) reflect a single financial target of adjusted EBITDA on a pre-short-term incentive plan basis (i.e., before taking into account any payment under the Company’s short-term incentive plans for employees generally), or “Pre-STIP Adjusted EBITDA,” and (ii) provide the Compensation Committee with full discretion to determine awards, provided that no individual award could exceed 160% of the individual’s target. No further awards are planned under the EC LTIP.
(d)	Cash Long-Term Incentive. The amounts indicated in fiscal 2016 and fiscal 2017 represent vesting of the cash LTI awards granted in fiscal 2014 and fiscal 2015. Based on fiscal 2016 results, the NEOs did not receive any performance-based upside cash payments for the cash LTI awards granted in fiscal 2014 or fiscal 2015. Fiscal 2017 results are not yet known but no performance-based upside cash payments for the cash LTI awards granted in fiscal 2014 or fiscal 2015 are expected. All LTIs granted in fiscal 2016, including the cash LTI awards with performance-based upside, were forfeited in exchange for participation in the KEIP, which is described above under Short-Term Incentive Compensation. In addition, following the commencement of the bankruptcy, we were unable to pay out any cash LTI awards that would have vested during the pendency of the bankruptcy proceeding. As a result, the NEOs did not receive any cash LTI payments after January 19, 2017, except for Mr. Runda, who received a partial payment of $50,182 in August 2017 for vesting after June 30, 2017, when his Insider status ended.
(e)	Key Employee Incentive Plan. The amounts indicated in fiscal 2017 represent awards earned and paid for Q2 FY2017 and Q3 FY2017, and EBITDA based award targets for Q4 FY2017 under the KEIP, which is described above under Short-Term Incentive Compensation. The KEIP awards which were approved for Q1 FY2017 were not paid to our NEOs as a result of the bankruptcy, as described above. The amounts indicated in fiscal 2016 represent awards earned under the KEIP for Q4 FY2016, which is described above under Short-Term Incentive Compensation.

(5)	During fiscal 2017, NEOs received certain perquisites provided by or paid for by the Company pursuant to Company policies.

Name	Financial Counseling	Life Insurance Premiums	Life Insurance Imputed Income(a)	HSA Contribution	Relocation	Relocation Tax Gross-Up(b)	401(k) Company Match	Total
Kevin J. Kennedy	$20,000	$8,385	$15,045	—	—	—	$3,000	$46,430
David Vellequette	$15,000	$6,678	$13,338	—	—	—	$3,000	$38,016
James M. Chirico, Jr	$15,000	$6,382	$8,901	$100	—	—	$3,000	$33,383
Gary Barnett	$15,000	$6,883	$13,177	$150	—	—	—	$35,210
Michael Runda	$15,000	$5,686	$11,081	—	—	—	$3,000	$34,767
Morag Lucey	$15,000	$4,981	$1,067	—	$90,000	$107,107	—	$218,155

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

(a)	Imputed income on executive life insurance benefit not yet final as of mid-September.
(b)	Tax gross up of certain relocation services, offered to NEOs the same as to all eligible employees.

Grants of Plan-Based Awards in Fiscal 2017

The following table sets forth information concerning non-equity incentive awards granted in fiscal 2017 to each of the NEOs pursuant to the KEIP. As described above, no LTI awards were granted in fiscal 2017 and the LTI awards granted to our NEOs in November 2015 for fiscal 2016, which included equity incentive awards made under the Avaya Holdings Corp. Second Amended and Restated 2007 Equity Incentive Plan (“2007 Plan”), which awards are described below, were forfeited in exchange for participation in the KEIP. In addition, prior to the Restructuring, our NEOs, who are considered Insiders, were not entitled to receive payments of outstanding cash LTIs that would have vested and been payable, or to receive outstanding options that would have otherwise vested after January 19, 2017.

			Estimated Future Payouts under Non-Equity Incentive Plan Awards(1)
Name	Grant Date(2)		Threshold ($)	Target ($)	Maximum ($)
Kevin J. Kennedy	August 18, 2016	Q1	1,920,000	2,400,000	2,400,000
	February 21, 2017	Q2	1,248,000	1,560,000	1,560,000
	June 15, 2017	Q3	576,000	720,000	720,000
	June 15, 2017	Q4	576,000	720,000	720,000

David Vellequette	August 18, 2016	Q1	470,000	587,500	587,500
	February 21, 2017	Q2	305,500	381,875	381,875
	June 15, 2017	Q3	274,950	343,688	343,688
	June 15, 2017	Q4	274,950	343,688	343,688

James M. Chirico, Jr.	August 18, 2016	Q1	550,000	687,500	687,500
	February 21, 2017	Q2	357,500	446,875	446,875
	June 15, 2017	Q3	321,750	402,188	402,188
	June 15, 2017	Q4	321,750	402,188	402,188

Gary Barnett	August 18, 2016	Q1	275,000	343,750	343,750
	February 21, 2017	Q2	178,750	223,438	223,438
	June 15, 2017	Q3	160,875	201,094	201,094
	June 15, 2017	Q4	160,875	201,094	201,094

Michael Runda	August 18, 2016	Q1	250,000	312,500	312,500
	February 21, 2017	Q2	162,500	203,125	203,125
	June 15, 2017	Q3	146,250	182,813	182,813
		Q4	—	—	—

Morag Lucey	August 18, 2016	Q1	200,000	250,000	250,000
	February 21, 2017	Q2	130,000	162,500	162,500
	June 15, 2017	Q3	117,000	146,250	146,250
	June 15, 2017	Q4	117,000	146,250	146,250

(1)	Represents the fiscal 2017 target, threshold and maximum amounts payable under the KEIP for fiscal 2017, as discussed above under Short-Term Incentive Compensation. The amounts shown represent (a) for the first quarter of fiscal 2017, the original target, threshold and maximum amounts payable under the KEIP, (b) for the second quarter of fiscal 2017, the target, threshold and maximum amounts payable under the KEIP (after the agreed-upon 35% reduction for that quarter), and (c) for the third and fourth quarters of fiscal 2017, the target, threshold and maximum amounts payable under the KEIP (i) based on adjusted EBITDA performance for both such quarters, and (ii) including 0% of the Bankruptcy Incentive Award potentially payable for both such quarters.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

(2)	These KEIP thresholds, targets and maximums were approved by the Compensation Committee and the Bankruptcy Court as shown below:

FY17 KEIP Performance Quarter	Thresholds/Targets Approved by Compensation Committee	Thresholds/Targets Approved by the Court
Q1	August 18, 2016	N/A
Q2	February 21, 2017	April 21, 2017
Q3	June 15, 2017	July 11, 2017
Q4	June 15, 2017	July 11, 2017

2007 Plan

Executive officers, including our NEOs, and other employees, directors and consultants are eligible to participate in the 2007 Plan. As of September 30, 2017, 61,236,872 shares of Avaya Holdings’ common stock were authorized for issuance under the 2007 Plan. Our common stock is not publicly traded. See “Management’s Discussion and Analysis-Use of Estimates and Critical Accounting Policies-Share-based Compensation” for information on the methodology to value equity-based awards.

Restricted Stock Units (“RSUs”)

Each RSU awarded under the 2007 Plan, when vested, entitles the holder to receive one share of Avaya Holdings’ common stock, subject to certain restrictions on their transfer and sale as provided for in the 2007 Plan and the related award agreements.

Stock Options

Each stock option, when vested and exercised, entitles the holder to receive one share of Avaya Holdings’ common stock, subject to certain restrictions on transfer and sale as provided for in the 2007 Plan and the related award agreements. All stock options awarded under the 2007 Plan expire ten years from the date of grant or upon cessation of employment, in which event there are limited exercise periods associated with vested stock options.

To the extent an individual acquires shares of Avaya Holdings’ common stock upon the exercise of a stock option or vesting of an RSU, those shares are subject to the restrictions on transfer and other provisions contained in a management stockholders’ agreement and, in the case of certain executive officers, a registration rights agreement. See “Certain Relationships and Related Transactions and Director Independence.”

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth the outstanding equity awards at the end of fiscal 2017 for each of the NEOs:

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options # Exercisable(1)	Number of Securities Underlying Unexercised Options # Unexercisable(2)	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock that have not Vested(3)	Market Value of Shares or Units of Stock that have not vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights that have not vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights that have not vested ($)
Kevin J. Kennedy	3,250,000	—	$3.00	11/17/2019	—	—	—	—
	650,000	—	$3.00	11/19/2019	—	—	—	—
	2,000,000	—	$2.25	12/11/2023	—	—	—	—
	1,200,000	—	$2.25	12/11/2023	—	—	—	—
	468,751	468,749	$2.50	11/20/2024	—	—	—	—
David Vellequette	325,000	—	$4.00	10/1/2022	—	—	—	—
	360,000	—	$2.25	11/15/2023	—	—	—	—
	171,878	171,872	$2.50	11/20/2024	—	—	—	—
James M. Chirico, Jr.	650,000	—	$3.00	11/17/2019	—	—	—	—
	162,500	—	$3.00	11/17/2019	—	—	—	—
	260,000	—	$3.00	11/19/2019	—	—	—	—
	360,000	—	$2.25	11/15/2023	—	—	—	—
	171,878	171,872	$2.50	11/20/2024	—	—	—	—
Gary Barnett	260,000	—	$4.40	6/23/2021	—	—	—	—
	195,000	—	$4.40	12/5/2021	—	—	—	—
	208,000	—	$2.25	11/15/2023	—	—	—	—
	81,252	81,248	$2.50	11/20/2024	—	—	—	—
Michael Runda	32,500	—	$4.40	11/11/2021	—	—	—	—
	162,500	—	$4.00	5/17/2022	—	—	—	—
	208,000	—	$2.25	11/15/2023	—	—	—	—
	81,252	81,248	$2.50	11/20/2024	—	—	—	—

(1)	Represents the exercisable portion of stock options granted and outstanding. Ms. Lucey has no stock option awards.
(2)	Represents the unvested and un-exercisable portion of stock options granted and outstanding. Ms. Lucey has no stock option awards.

As a result of the bankruptcy, vesting of the stock option awards held by our NEOs, who are considered Insiders, is suspended. Moreover, it is expected that these stock option awards will be terminated in conjunction with and effective upon the Restructuring.

(3)	All unvested stock awards held by NEOs in July 2016 were cancelled in a voluntary equity exchange program. Employees were given the choice whether to keep certain LTI awards under the existing terms and vesting conditions or to exchange those awards for replacement cash LTI awards with new terms and vesting conditions. Eligible awards included outstanding RSUs, as previously awarded to each NEO, and certain performance-based cash LTI awards, which none of the NEOs held. The exchange was offered to provide a vehicle to monetize specific LTI awards and reinforce our philosophy to provide appropriate long-term incentives.

Each exchanged RSU was replaced with a cash award of $0.40. Replacement cash LTI awards received in exchange for unvested RSUs have a two-year vesting period, with 34% vesting on the first anniversary of the replacement cash LTI award grant date, and 33% vesting on each of the 18- and 24- month anniversaries of the replacement cash LTI award grant date, subject, in each case, to the holder’s continued employment

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

with the Company through the applicable vesting date. Replacement cash LTI awards received in exchange for deferred RSUs maintained their original vesting and distribution dates, in alignment with Section 409A of the Code. All of the NEOs exchanged all of their eligible RSU awards. Replacement cash LTI awards were granted to NEOs under the Avaya Holdings Corp. Long-Term Incentive Cash Plan (the “Cash Incentive Plan”), which was adopted in May 2016.

As a result of the bankruptcy, vested cash LTI awards, including replacement cash LTI awards granted in the equity exchange program, are not expected to be paid to our NEOs, who are considered Insiders, during the bankruptcy, except for Mr. Runda, who received a partial payment of $50,182 in August 2017 for vesting after June 30, 2017, when his Insider status ended. However, NEOs may have filed a proof of claim with the Bankruptcy Court and may be entitled to a payment as general unsecured creditors with respect to these amounts.

Prior to the Restructuring, the stock option awards were scheduled to vest as follows. Ms. Lucey has no stock option awards.

Name	Number of Securities Underlying Options	Grant Date	Vesting Description
Kevin J. Kennedy	937,500	11/20/2014	1/4 on 1st anniversary: 1/16 quarterly thereafter
David Vellequette	343,750	11/20/2014	1/4 on 1st anniversary: 1/16 quarterly thereafter
James M. Chirico, Jr.	343,750	11/20/2014	1/4 on 1st anniversary: 1/16 quarterly thereafter
Gary Barnett	162,500	11/20/2014	1/4 on 1st anniversary: 1/16 quarterly thereafter
Michael Runda	162,500	11/20/2014	1/4 on 1st anniversary: 1/16 quarterly thereafter

Options Exercised and Stock Vested

During fiscal 2017, there were no exercises of stock options by any of the NEOs.

Nonqualified Deferred Compensation

The table below sets forth information concerning all nonqualified deferred compensation earned by each of the NEOs during fiscal 2017.

All information represents data from the Avaya Inc. Savings Restoration Plan (“ASRP”), an unfunded, non-qualified deferred compensation plan to provide eligible executive employees with additional savings opportunities beyond the IRS limits of the qualified ASPSE. No Company match contributions have been made to the ASRP since 2009. The ASRP was “frozen” to new contributions effective January 2016. As of April 2016, the component of the ASRP that provides for employee elective deferrals was terminated, and associated balances are required to be paid to participants following the 12-month waiting period from the plan termination date. Investment earnings are based on the fund selection by each participant from among the ASRP investment fund options. All participants are 100% vested in their ASRP accounts.

Name	Executive Contributions in Fiscal 2017	Registrant Contributions in Fiscal 2017	Aggregate Earnings in Fiscal 2017	Aggregate Withdrawals/ Distributions in Fiscal 2017	Aggregate Balance at the End of Fiscal 2017
Kevin J. Kennedy	—	—	$695	—	$498,991
David Vellequette	—	—	—	—	—
James M. Chirico, Jr.	—	—	$74,416	—	$587,958
Gary Barnett	—	—	—	—	—
Michael Runda	—	—	—	—	—
Morag Lucey	—	—	—	—	—

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

As a result of the bankruptcy, ASRP balances are not expected to be paid to participants, including NEOs. However, each of the NEOs with ASRP balances, as shown above, has filed a proof of claim with the Bankruptcy Court and may be entitled to a payment as general unsecured creditors with respect to these amounts.

Potential Payments on Qualifying Termination or Occurrence of Change of Control

We offer certain benefits to NEOs whose employment is terminated involuntarily, or in the case of a change in control, whose employment is terminated by the Company for any reason other than for “cause” or due to death or disability, or by the NEO for “good reason”. These benefits are:

•	Separation Benefits: The Avaya Inc. Involuntary Separation Plan for Senior Officers (“Senior Officer Plan”) is designed to provide a specific payment to eligible senior officers of Avaya and its affiliated companies and subsidiaries in the event that their employment is involuntarily terminated under certain conditions. The Senior Officer Plan covers our CEO, certain other employees of the Company at a level of senior vice president or above, and certain other employees selected by the CEO, who are designated “At Risk” under the Avaya Force Management Program Guidelines. Mr. Runda is not eligible to receive benefits under this Senior Officer Plan.

•	Change in Control Benefits: In May 2016, the Compensation Committee approved a form of Avaya Inc. Executive Change in Control Agreement (the “CIC Agreement”), which was entered into with key executive officers of the Company to facilitate such executive officers’ continued dedication to the Company notwithstanding the occurrence of a change in control of the Company and to encourage such executive officers’ full attention and dedication to the Company and its affiliated companies currently and in the event of a change in control. The Compensation Committee also approved a form of Avaya Inc. Executive Change in Control Agreement (the “CEO CIC Agreement”) which was entered into with the CEO.

However, NEOs who are considered Insiders may not be eligible to receive all or a portion of the payments or benefits under the Senior Officer Plan or the CIC Agreements prior to the Restructuring.

The sections below indicate amounts that could have been received by each of the current NEOs following, or in connection with, a qualifying termination of employment, subject to any limitations imposed by the Restructuring. The sections assume that (i) the triggering event happened as of September 30, 2017, the last day of fiscal 2017, and (ii) the Restructuring occurred on or before such triggering event. In addition to severance, participating NEOs were previously entitled to receive payment of deferred amounts in the event of a termination of employment or a change in control, as shown above under Nonqualified Deferred Compensation. It should also be noted that each of the sections below represents the various amounts that could have been received by the current NEOs under alternative scenarios, and they are not cumulative in nature.

Resignation/Retirement

In general, upon an NEO’s resignation or retirement, there would be no continuation of benefits (other than certain medical benefits as prescribed by applicable law) and no additional payments made under any of the Company’s defined contribution (qualified and nonqualified) plans, other than as set forth under the Nonqualified Deferred Compensation table. NEOs would also be eligible for early payment of vested and deferred cash LTI awards issued in exchange for deferred RSUs. Those payouts are for Mr. Kennedy $173,892; Mr. Vellequette $48,047; Mr. Chirico $47,833; Mr. Barnett $85,833, and Mr. Runda $86,076.

As a result of the bankruptcy, vested and deferred Cash LTI awards are not expected to be paid to our NEOs, who are considered Insiders, during the bankruptcy. However, each of our NEOs have filed a proof of claim with the Bankruptcy Court and may be entitled to a payment as a general unsecured creditor with respect to these amounts.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

Generally, each of the NEOs has up to 30 days subsequent to a resignation to exercise vested stock options, and any unvested stock options and/or RSUs as of the date of termination of employment are forfeited. If the resignation is for “good reason” (as defined in the 2007 Plan and described below), then each of the NEOs would have 90 days from the date of such termination to exercise any vested stock options. However, Mr. Kennedy’s employment agreement, as described below, provides that following his resignation of employment for “good reason” (as defined in his employment agreement), he would have 12 months to exercise any vested stock options.

Under the 2007 Plan, “good reason” is defined as any of the following events or conditions occurring without a participant’s express written consent, unless cured by the Company within 30 days of being notified by a participant of the event or condition: (i) a material reduction in the participant’s base compensation, (ii) a material diminution of a participant’s position with the Company and its subsidiaries involving a substantial reduction in the scope, nature, and function of the participant’s duties, which is typically demonstrated by a reduction in compensation and/or title, (iii) a change of 30 miles or more in the participant’s principal work location, or (iv) a material reduction in the employee benefits provided by the Company and its subsidiaries to the participant, other than any such reduction that affects, or that is similar to a change in benefits that affects, one or more other, similarly situated employees of the Company and its subsidiaries.

Involuntary Termination without Cause or For Good Reason Outside of a Change in Control

Under the Senior Officer Plan, in the event that a participating senior officer (other than Mr. Kennedy) is terminated by the Company other than for “cause” (as defined below), that senior officer is entitled to receive, upon executing and not revoking a termination agreement and release, a payment equal to 100% of his or her final annual base salary, along with certain other benefits to continue for a period of time post-termination of employment, including certain medical benefits as prescribed by applicable law. With respect to Mr. Kennedy, the terms of his employment agreement described below provide that his involuntary termination would be governed by the Senior Officer Plan, but he would be entitled to a payment equal to 200% of his base salary, plus 200% of his target bonus under the Company’s short-term incentive plan for the year of termination, in addition to the other benefits offered generally to senior officers under the Senior Officer Plan.

For purposes of the Senior Officer Plan, “cause” is defined as (1) a material breach of duties and responsibilities (other than as a result of incapacity due to physical or mental illness) which is demonstrably willful and deliberate on the senior officer’s part, and which is committed in bad faith or without reasonable belief that such breach is in the best interests of the Company or its affiliated companies and subsidiaries; or (2) conviction (including a plea of guilty or nolo contendere) of a felony; or (3) the commission of theft, fraud, breach of trust or any act of dishonesty involving the Company or its subsidiaries; or (4) any significant violation of Avaya’s Code of Conduct or any statutory or common law duty of loyalty to the Company or its subsidiaries. For the CEO, the definition of “cause” is contained in his employment agreement.

Awards made pursuant to the Avaya Inc. Long-Term Cash Award Agreements prior to May 2016 contain an acceleration clause for partial acceleration of the unvested portion of the award in the event of a termination of employment by the Company without “cause” (as defined in the relevant Award Agreement). If the termination occurs during the first year of the grant, one-fourth of the award would vest pro rata based on the number of full or partial quarters the NEO was employed during the first year of the grant. If the termination occurs after the first anniversary of the grant, the portion of the award that was scheduled to have vested on the next quarterly vesting date will vest. In both cases, vesting will occur on the date of termination and any portion of awards that remains unvested will be forfeited and cancelled immediately. Beginning May 2016, cash LTI awards were made pursuant to the Cash Incentive Plan and they did not have an acceleration clause outside that for change in control.

During the pendency of the bankruptcy, payments under the Senior Officer Plan, as well as payments of accelerated cash LTIs that would vest and otherwise be payable, are not expected to be paid to our

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

NEOs who are considered Insiders. Notwithstanding that, the table below represents the severance amounts that could have been received by each of the current NEOs as of September 30, 2017, assuming (i) a qualifying involuntary separation occurred on that date and (ii) the Restructuring occurred on or before such date.

Name	Annual Base Salary	Annual Target Bonus(1)	Total Severance Pay(2)	Outplacement Services(3)	Acceleration of Cash LTI(4)	Pre-IPO Share Repurchase(5)	Total
Kevin J. Kennedy	$1,250,000	$1,875,000	$6,250,000	$7,000	$234,375	$4,000,000	$10,491,375
David Vellequette	$650,000	—	$650,000	$7,000	$85,937	—	$742,937
James M. Chirico, Jr.	$750,000	—	$750,000	$7,000	$85,937	—	$842,937
Gary Barnett	$525,000	—	$525,000	$7,000	$40,625	—	$572,625
Morag Lucey	$450,000	—	$450,000	$7,000	—	—	$457,000

(1)	Amount represents the annual target for Mr. Kennedy’s short-term incentive award.
(2)	Amounts represent two times the sum of annual base salary and annual target bonus for Mr. Kennedy, and one times annual base salary for each of Messrs. Vellequette, Chirico, Barnett and Ms. Lucey, each as of September 30, 2017. Mr. Runda is not eligible to receive benefits under the Senior Officer Plan.
(3)	Represents an estimated cost to the Company for outplacement services customarily provided.
(4)	Partial acceleration of cash LTI awards made prior to May 2016 in the event of termination without “cause” as described above. Does not include the value of vested and deferred cash LTI awards that is payable upon any involuntary termination. Those payouts are as follows: Mr. Kennedy: $453,893; Mr. Vellequette: $71,381; Mr. Chirico: $124,834; and Mr. Barnett: $117,378.
(5)	As provided under Mr. Kennedy’s employment agreement described below. As a result of the bankruptcy, it is not expected that Mr. Kennedy’s “put right” would be payable. However, he has filed a proof of claim with the Bankruptcy Court and may be entitled to a payment as a general unsecured creditor with respect to this amount.

The receipt of these severance benefits would generally be subject to the NEO’s execution and non-revocation of an effective release of claims against the Company and compliance with certain non-compete, non-solicitation and confidentiality provisions. If an NEO breaches the provisions, the NEO will forfeit any award or payment made pursuant to any applicable severance or other incentive plan or program, or if a payment has already been made, be obligated to return the proceeds to the Company.

Termination upon Death or Disability

In the event a termination of employment occurs due to an NEO’s death or disability, the NEO would not be entitled to any benefits under the Senior Officer Plan. NEOs would be eligible for payments as set forth under the Nonqualified Deferred Compensation Plans table and payment of certain cash LTI awards issued in exchange for deferred RSUs.

Awards made pursuant to the Avaya Inc. Long-Term Cash Award Agreements prior to May 2016 contain an acceleration clause for partial acceleration of the unvested portion of the award in the event of a termination of employment due to death or disability. If the termination due to death or disability occurs during the first year of the grant, one-fourth of the award would vest pro rata based on the number of full or partial quarters the NEO was employed during the first year of the grant. If the termination occurs after the first anniversary of the grant, the portion of the award that was scheduled to have vested on the next quarterly vesting date will vest. In both cases, vesting will occur on the date of termination and any portion of awards that remains unvested will be forfeited and cancelled immediately. Beginning May 2016, cash LTI awards were made pursuant to the Cash Incentive Plan and they did not have an acceleration clause outside that for change in control.

During the pendency of the bankruptcy, deferred compensation balances are not expected to be paid to our NEOs who are considered Insiders. However, NEOs have filed proofs of claim with the Bankruptcy Court and may be entitled to a payment as general unsecured creditors with respect to these amounts.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

Notwithstanding that, the following table represents the amounts that could have been received by each of the current NEOs as of September 30, 2017, assuming (i) a termination of the NEO due to death or disability occurred on that date and (ii) the Restructuring occurred on or before such date.

Name	Total Severance Pay	Value of Accelerated Cash LTI Awards(1)	Pre-IPO Repurchase Share(2)	Total
Kevin J. Kennedy	$—	$234,375	$4,000,000	$4,234,375
David Vellequette	$—	$85,937	$—	$85,937
James M. Chirico, Jr.	$—	$85,937	$—	$85,937
Gary Barnett	$—	$40,625	$—	$40,625
Michael Runda	$—	$40,625	$—	$40,625

(1)	Partial acceleration of cash LTI awards made prior to May 2016 in the event of termination due to death or disability as described above. Ms. Lucey does not hold any of these awards. Does not include the value of vested and deferred cash LTI awards that is payable upon death or disability, as described in footnote 3 of Grants of Plan-Based Awards. Those payouts are for Mr. Kennedy $453,893; Mr. Vellequette $130,513; Mr. Chirico $124,834; Mr. Barnett $117,378 and Mr. Runda $99,639.
(2)	As provided under Mr. Kennedy’s employment agreement described below. As a result of the bankruptcy, it is not expected that Mr. Kennedy’s “put right” would be payable. However, he has filed a proof of claim with the Bankruptcy Court and may be entitled to a payment as a general unsecured creditor with respect to this amount.

In the case of disability, the receipt of these severance benefits would generally be subject to the NEO’s execution and non-revocation of an effective release of claims against the Company and compliance with certain non-compete, non-solicitation and confidentiality provisions. If an NEO breaches the provisions, the NEO will forfeit any award or payment made pursuant to any applicable severance or other incentive plan or program, or if a payment has already been made, be obligated to return the proceeds to the Company.

Involuntary Termination without Cause or For Good Reason within a Change in Control

The CIC Agreements and the CEO CIC Agreement which were approved and entered into in May 2016 each provide that if the NEO’s employment is terminated by the Company without “cause” (other than due to the NEO’s death or disability) or by the NEO for “good reason”, in each case, during the six months preceding a change in control of the Company or within the two years following a change in control of the Company (so-called “double-trigger” benefits), the NEO will be entitled to receive certain payments and benefits. Upon such a qualifying termination, the Mr. Kennedy will be entitled to receive two and a half times the sum of his annual base salary and target annual bonus. Mssrs. Vellequette and Chirico will be entitled to receive two times the sum of their respective annual base salaries and target annual bonuses, while Mssrs. Barnett and Runda and Ms. Lucey will be entitled to receive one and one half times the sum of his or her annual base salary and target annual bonus. Additionally, NEOs will be entitled to receive an amount equal to 18 months of the Company’s portion of the NEO’s Consolidated Omnibus Budget Reconciliation Act of 1985 (as amended) premiums.

Additionally, the CIC Agreement provides, in the event of a Qualifying Termination (as defined therein), all outstanding long-term incentive awards, whether cash- or equity-based, granted to the NEO shall be fully vested and earned. Any outstanding option, stock appreciation right and other outstanding award in the nature of a right that may be exercised, which was granted to the NEO and not previously exercisable and vested, shall become fully exercisable and vested. In addition, the restrictions, deferral limitations, and forfeiture conditions applicable to any outstanding award (other than eligibility for an annual bonus) granted to the NEO under an incentive compensation plan, practice, policy or program shall lapse, and such award shall be deemed fully vested.

During the pendency of the bankruptcy, payments under the CIC Agreements, including the CEO CIC Agreement, are not expected to be paid to our NEOs who are considered Insiders. Notwithstanding

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

that, the table below represents the severance amounts that could have been received by each of the current NEOs as of September 30, 2017, assuming (i) a termination within the change in control context occurred on that date and (ii) the Restructuring occurred on or before such date.

Name	Annual Base Salary	Annual Target Bonus(1)	Total Severance Pay(2)	Outplacement Services(3)	Acceleration of Options(4)	Acceleration of Cash LTI(5)	Pre-IPO Share Repurchase(6)	Total
Kevin J. Kennedy	$1,250,000	$1,875,000	$7,812,500	$7,000	$—	$1,818,268	$4,000,000	$13,637,768
David Vellequette	$650,000	$650,000	$2,600,000	$7,000	$—	$627,848	$—	$3,234,848
James M. Chirico, Jr.	$750,000	$750,000	$3,000,000	$7,000	$—	$622,169	$—	$3,629,169
Gary Barnett	$525,000	$420,000	$1,417,500	$7,000	$—	$353,870	$—	$1,778,370
Michael Runda	$450,000	$360,000	$1,215,000	$7,000	$—	$336,131	$—	$1,558,131
Morag Lucey	$450,000	$360,000	$1,215,000	$7,000	$—	$—	$—	$1,222,000

(1)	Amounts represent the annual targets for short-term incentive awards.
(2)	Amounts represent the sum of the annual base salaries and target annual bonuses times the applicable multiple approved in each NEO’s change in control agreement. The multiple for Mr. Kennedy is 2.5x, for Mssrs. Vellequette and Chirico is 2.0x, for Mssrs. Barnett and Runda is 1.5x., and for Ms. Lucey is 1.5x.
(3)	Represents an estimated cost to the Company for outplacement services.
(4)	Pursuant to the terms of the 2007 Plan, if the exercise price of a stock option is equal to or greater than the fair market value of a share of Avaya Holdings’ common stock, such stock option is not exercisable. No value has been attributed to accelerated stock options since they have an exercise price greater than the fair market value of a share of Avaya Holdings’ common stock on September 30, 2017.
(5)	Does not include the value of vested and deferred cash LTI awards that is payable upon termination. Those payouts are as follows: Mr. Kennedy: $453,893; Mr. Vellequette: $130,513; Mr. Chirico: $124,834; Mr. Barnett: $117,378; and Mr. Runda $99,639.
(6)	As provided under Mr. Kennedy’s employment agreement described below. As a result of the bankruptcy, it is not expected that Mr. Kennedy’s “put right” would be payable. However, he has filed a proof of claim with the Bankruptcy Court and may be entitled to a payment as a general unsecured creditor with respect to this amount.

The receipt of these severance benefits would generally be subject to the NEO’s execution and non-revocation of an effective release of claims against the Company and compliance with certain non-compete, non-solicitation and confidentiality provisions. If an NEO breaches the provisions, the NEO will forfeit any award or payment made pursuant to any applicable severance or other incentive plan or program, or if a payment has already been made, be obligated to return the proceeds to the Company.

Executive Employment Arrangements

Mr. Kennedy’s Employment Agreement

Mr. Kennedy is party to an employment agreement with the Company under which he agrees to serve as the Company’s President and CEO. The agreement, which became effective December 22, 2008, has an initial three-year term that is automatically renewed for subsequent one-year periods unless notice of non-renewal is delivered by the Company.

Effective December 22, 2008, Mr. Kennedy received 400,000 RSUs, which are now fully vested and for which the underlying shares have been distributed to him. Prior to an initial public offering, (i) if Mr. Kennedy’s employment is terminated other than for “cause” (as defined in his employment agreement), (ii) if he voluntarily resigns for any reason or (iii) upon his death or disability, Mr. Kennedy has the right to require the Company to purchase from him any or all of the shares of common stock subject to those vested RSUs at fair market value, unless fair market value is less than $10 per share, in which case the purchase price shall be $10 per share. Further, in the event that certain “drag-along” or “tag-along” provisions under the management stockholders’

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

agreement are exercised and Mr. Kennedy sells shares of common stock underlying those vested RSUs in certain transactions and receives less than $10 per share, then the Company is obligated to pay to Mr. Kennedy the difference between $10 per share and the amount realized by Mr. Kennedy in such transaction.

As a result of the bankruptcy, it is not expected that Mr. Kennedy’s “put right” would be payable. However, he has filed a proof of claim with the Bankruptcy Court and may be entitled to a payment as a general unsecured creditor with respect to this amount.

In addition, the employment agreement provides that, for so long as Mr. Kennedy is the Company’s CEO, the Sponsors shall ensure that their affiliates vote to elect him as a member of our board of directors.

Mr. Kennedy’s employment agreement provides that, in the event he resigns for “good reason” (as defined below), he would be entitled to receive the same amount as set forth under Involuntary Termination without Cause or For Good Reason Outside of a Change in Control below. Under the employment agreement, “good reason” means any of : (i) a material reduction by the Company in his base salary; (ii) a material breach of the agreement by the Company which shall include a material reduction or material negative change by the Company in the type or level of compensation and benefits (other than base salary) to which he is entitled under the employment agreement, other than any such reduction or change that is part of and consistent with a general reduction or change applicable to all senior officers of the Company; (iii) a material failure by the Company to pay or provide to him any compensation or benefits to which he is entitled; (iv) a change in Mr. Kennedy’s status, position, titles, offices or responsibilities that constitutes a material and adverse change from his status, positions, titles, offices or responsibilities as in effect immediately before such change; (v) the assignment to him of any duties or responsibilities that are materially and adversely inconsistent with his status, positions, titles, offices or responsibilities as in effect immediately before such assignment; (vi) any removal of Mr. Kennedy from or failure to reappoint or reelect him to any of such positions, titles or offices; (vii) the Company changing the location of its principal executive offices to a location more than 50 miles from its current principal office; (viii) any material breach by the Company or Avaya Inc. of the employment agreement or any other agreement between the Company or Avaya Inc. and Mr. Kennedy incorporated by reference in the agreement; or (ix) the provision of notice by the Company of its intention not to renew the employment agreement. As noted above, as a result of, and during, the bankruptcy, Mr. Kennedy would not be expected to receive any severance benefits. Mr. Kennedy’s employment agreement provides that, with respect to his stock option awards, he would have 12 months following his termination of employment without cause or for “good reason” to exercise those stock options. In all other contexts, upon resignation or retirement, there would be no continuation of benefits (other than certain medical benefits as prescribed by applicable law) and no additional payments made under any of the Company’s defined contribution (qualified and nonqualified), other than as set forth under the Nonqualified Deferred Compensation Plans table.

Mr. Kennedy’s Transition and Advisory Services Arrangement

In connection with Mr. Kennedy’s approaching ten-year anniversary with the Company and the Company’s upcoming Restructuring, the Company and Mr. Kennedy have agreed upon the material terms and conditions of Mr. Kennedy’s transition and advisory services arrangement, which will be further memorialized in a definitive agreement which has yet to be finalized and which will be subject to bankruptcy court approval in conjunction with confirmation of the Company’s Chapter 11 Plan. Commencing upon the earlier of October 1, 2017 or the Restructuring (as applicable, the “Transition Date”), Mr. Kennedy will resign from all positions, offices and directorships with the Company, other than with respect to his provision of certain advisory services to the Company. Mr. Kennedy will remain an employee of the Company until the Restructuring, at which time he will become an advisor to the Company, and Mr. Kennedy has acknowledged and agreed that his transition to the role of advisor will not constitute “good reason” to terminate his employment under any of his arrangements with the Company or any of its affiliates or subsidiaries (including, without limitation, his employment agreement and the CEO CIC Agreement, nor will it amount to a termination of employment for purposes of his one-time retention bonus awarded in May 2016, which was subject to clawback (generally on a pro rata basis) if Mr. Kennedy was

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

terminated by the Company for “cause” or resigned without “good reason” (as such terms are defined in such retention bonus award agreement), in each case, within eighteen (18) months after the May 2016 grant date of such retention award.

Until the Emergence Date, Mr. Kennedy will continue to receive his current base salary and be eligible to receive a bonus under the KEIP. As compensation for providing the advisory services for the period commencing on the Emergence Date and ending on the second anniversary of the Emergence Date (the “Post-Emergence Advisory Period”), Mr. Kennedy will receive a total of $1,900,000 in cash per year (the “Annual Advisory Fee”), payable monthly in advance commencing on the day after the Emergence Date and pro-rated for any partial months of service, and he will be eligible to receive a maximum total of $2,475,000 per year (the “Annual Target Bonus”) in cash based on achievement of performance goals, but in any event no less than $1,900,000 for a given year. Additionally, until the first anniversary of the Emergence Date, Mr. Kennedy will continue to be eligible for Company-subsidized medical coverage in accordance with the terms in effect as of the Emergence Date.

If the Company terminates Mr. Kennedy’s provision of advisory services prior to the second anniversary of the Effective Date without “cause” (as defined below), then subject to his timely execution and non-revocation of a general release of claims in favor of the Company, Mr. Kennedy will receive any unpaid portion of all Annual Advisory Fees and all Annual Target Bonuses. For the purposes of the advisory services arrangement, “cause” means any of Mr. Kennedy’s: (1) failure to perform his advisory services that continues for more than ten days following the Company’s written notice of such failure, (2) fraud or intentional misconduct in the performance of his advisory services, (3) material breach of any material Company policy, or (4) material breach of any restrictive covenants to which he is subject (including those in his employment agreement).

The Company shall pay directly or reimburse Mr. Kennedy for his reasonable and documented legal fees and expenses incurred in connection with the negotiation and implementation of the foregoing arrangement and any related documents. As a condition to the Company’s entry into the arrangement described above, Mr. Kennedy and the Company will terminate, by mutual agreement, the employment agreement and the CEO CIC Agreement, in each case, effective as of the Transition Date and without payment of any amounts thereunder, and effective as of the Transition Date, Mr. Kennedy will cease participation in the Senior Officer Plan (described above).

Mr. Chirico’s Employment Arrangements

Upon the Transition Date, Mr. Chirico will be appointed President and Chief Executive Officer of the Company and become a member of the Board. Pursuant to a definitive employment agreement which has yet to be finalized and which will be subject to bankruptcy court approval in conjunction with confirmation of the Company’s Chapter 11 Plan, Mr. Chirico’s initial base salary will be $1,250,000, to be annually reviewed for increase (but not decrease) by the Compensation Committee. Mr. Chirico’s target bonus will be equal to 200% of his base salary (the “Target Bonus”), based on meeting reasonably attainable quantitative performance goals to be established by the Compensation Committee in good faith after discussion with Mr. Chirico. Mr. Chirico’s actual bonus payout may range up to 250% of his base salary, provided that Mr. Chirico’s actual bonus for the first full year following the Emergence Date will be no less than the Target Bonus. Mr. Chirico is also entitled to receive a one-time cash payment of $2,500,000 that will vest in ratable installments upon the first two anniversaries of the Emergence Date, and he will be required to repay the unvested portion (on an after-tax basis) in the event he is terminated for “cause” or resigns without “good reason” (each as defined below) prior to the second anniversary of the Emergence Date. Additionally, upon the Emergence Date, Mr. Chirico will be granted an incentive equity award, the terms of which will be negotiated and mutually agreed upon by him, the Company and the Ad Hoc First Lien Group.

Upon a termination of Mr. Chirico’s employment other than for “cause” (not due to death or disability) or due to his resignation for “good reason” (each as defined below) (each, a “Qualifying Termination”), subject to his timely execution and non-revocation of a release of claims, Mr. Chirico is entitled to receive (i) a lump sum

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

amount equal to two (the “Multiplier”) times the sum of his base salary and Target Bonus and (ii) up to 18 months’ of Company-paid COBRA benefits. If the Qualifying Termination occurs within the six-month period preceding or the 24-month period following a change of control of the Company, the Multiplier is increased to three, and Mr. Chirico is also entitled to full vesting of all of his outstanding long-term incentive awards whether cash-based or equity-based, with any exercisable awards to remain outstanding until the expiration of their term. Mr. Chirico’s employment agreement will contain a Code Section 280G “gross-up” provision, which will provide Mr. Chirico with an additional payment to the extent he receives any payments and/or benefits that are subject to excise tax imposed under Code Section 4999.

Pursuant to the employment agreement which has yet to be finalized, “cause” means any of Mr. Chirico’s: (1) material breach of his duties and responsibilities as a senior officer of the Company (other than as a result of incapacity due to physical or mental illness) which is demonstrably willful and deliberate, and which is committed in bad faith or without reasonable belief that such breach is in the best interests of the Company or its affiliated companies and subsidiaries; (2) conviction of (including a plea of guilty or nolo contendere to) a felony; (3) commission of fraud involving the Company or its subsidiaries; or (4) material violation of a material provision of the Company’s Code of Conduct or any statutory or common law duty of loyalty to the Company or its subsidiaries; and “good reason” means the occurrence, without Mr. Chirico’s express written consent (which may be withheld for any reason or no reason), of any of the following events or conditions: (i) a material reduction by the Company in Mr. Chirico’s base salary; (ii) a material breach of Mr. Chirico’s employment agreement which shall include a material reduction or material negative change by the Company in the type or level of compensation and benefits (other than base salary) to which Mr. Chirico is entitled under the employment agreement, other than any such reduction or change that is part of and consistent with a general reduction or change applicable to all senior officers of the Company; (iii) a material failure by the Company to pay or provide to Mr. Chirico any compensation or benefits to which he is entitled; (iv) a change in Mr. Chirico’s status, positions, titles, offices or responsibilities that constitutes a material and adverse change or the assignment to Mr. Chirico of any duties or responsibilities that are materially and adversely inconsistent with the his status, positions, titles, offices or responsibilities as in effect immediately before such assignment; or any removal of Mr. Chirico from or failure to reappoint or reelect him to any of such positions, titles or offices; (v) the Company changing the location of Mr. Chirico’s principal working location to a location more than 50 miles from such location as in effect immediately prior to the Emergence Date; or (vi) any material breach by the Company of the employment agreement or any other agreement between the Company and Mr. Chirico incorporated by reference in the employment agreement.

The Company shall pay directly or reimburse Mr. Chirico for his reasonable legal fees and expenses incurred in connection with the negotiation and implementation of the foregoing employment arrangements and any related documents (including without limitation any employment agreement and documentation relating to the incentive equity grants he receives).

Fiscal 2017 Director Compensation

In August 2016, the Compensation Committee recommended that the board of directors approve changes to our independent director compensation program, which the board of directors approved commencing in fiscal 2017.

Annual Retainer Fee	$250,000
Committee Member Annual Retainer Fee (in lieu of meeting attendance fees)	$10,000
Additional Committee Chair Annual Fee	Audit: $20,000 Compensation: $15,000 Nominating & Governance: $15,000
Initial Equity Grant Upon Joining the Board of Directors	RSUs with a market value of $200,000

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

In addition, the board of directors approved that all compensation listed above (other than the initial equity grant upon joining the board of directors) would be paid to the independent directors quarterly in November, February, May and August of each year.

In December 2013, we executed letter agreements with each of Messrs. Mohebbi and Rittenmeyer agreeing to pay them director fees in cash. We agreed to pay Mr. Mohebbi $450,000 for fiscal 2013 and $500,000 for each year thereafter and Mr. Rittenmeyer $75,000 for fiscal 2013 and $300,000 for each year thereafter.

In May 2017, the board of directors approved quarterly fees in the amount of $75,000 to be paid to Mr. Marren for his service as chairman of the board of directors. In May 2017, Mr. Marren received $150,000 as payment for the second and third quarters of fiscal 2017.

Below is a summary of the compensation received by our directors for their services as directors of Avaya Holdings and Avaya Inc. during fiscal 2017. Except as indicated below, none of our other directors received compensation from us for service on our board of directors during fiscal 2017.

Name	Fees Earned or Paid in Cash ($)
Mary Henry[1]	$260,000
John Marren	$225,000
Afshin Mohebbi	$500,000
Kiran Patel[2]	$280,000
Ronald Rittenmeyer	$300,000
Gary Smith[3]	$260,000

(1)	As of September 30, 2017, Ms. Henry held vested RSUs for an aggregate of 316,274 shares.
(2)	As of September 30, 2017 Mr. Patel held vested RSUs for an aggregate of 398,717 shares.
(3)	As of September 30, 2017, Mr. Smith held vested RSUs for an aggregate of 364,849 shares.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

ITEM 7.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Arrangements with Sponsors

In connection with the Sponsors’ acquisition of Avaya Inc., through Avaya Holdings, in a transaction that was completed on October 26, 2007 (the “Merger”), Avaya Holdings entered into certain stockholder agreements and registration rights agreements with the Sponsors and various co-investors. In addition, Avaya Holdings entered into a management services agreement with affiliates of the Sponsors and, from time to time, Avaya Holdings may enter into various other contracts with companies affiliated with the Sponsors. Avaya Holdings expects all of these arrangements to be terminated in connection with the Restructuring.

Stockholders’ Agreement

In connection with the Merger, Avaya Holdings entered into a stockholders’ agreement with the Sponsors and certain of their affiliates. This stockholders’ agreement was amended and restated in connection with the financing of the NES acquisition and again in connection with the financing of the Radvision acquisition. The stockholders’ agreement contains certain restrictions on the Sponsors’ and their affiliates’ transfer of Avaya Holdings’ equity securities, contains provisions regarding participation rights, contains standard tag-along and drag-along provisions, provides for the election of Avaya Holdings’ directors, mandates board of directors approval of certain matters to include the consent of each Sponsor and generally sets forth the respective rights and obligations of the stockholders who are parties to that agreement. None of Avaya Holdings’ officers or directors are parties to this agreement, although certain of Avaya Holdings’ non-employee directors may have an indirect interest in the agreement to the extent of their affiliations with the Sponsors.

Registration Rights Agreement

In addition, in connection with the Merger, Avaya Holdings entered into a registration rights agreement with the Sponsors and certain of their affiliates which was amended and restated in connection with the financing of the NES acquisition and again in connection with the financing of the Radvision acquisition. Pursuant to the registration rights agreement, as amended, Avaya Holdings will provide the Sponsors and certain of their affiliates party thereto with certain demand registration rights. In addition, in the event that Avaya Holdings registers shares of common stock for sale to the public, Avaya Holdings will be required to give notice of such registration to the Sponsors and their affiliates party to the agreement of its intention to effect such a registration, and, subject to certain limitations, the Sponsors and such holders will have piggyback registration rights providing them with the right to require Avaya Holdings to include shares of common stock held by them in such registration. Avaya Holdings will be required to bear the registration expenses, other than underwriting discounts and commissions and transfer taxes, if any, associated with any registration of shares by the Sponsors or other holders described above. Avaya Holdings has agreed to indemnify each holder of its common stock covered by the registration rights agreement for violations of federal or state securities laws by it in connection with any registration statement, prospectus or any preliminary prospectus. Each holder of such securities has in turn agreed to indemnify Avaya Holdings for federal or state securities law violations that occur in reliance upon written information the holder provides to Avaya Holdings in connection with any registration statement in which a holder of such securities is participating. None of Avaya Holdings’ officers or directors is a party to this agreement, although certain of Avaya Holdings’ non-employee directors may have an indirect interest in the agreement to the extent of their affiliations with the Sponsors.

Management Services Agreement and Consulting Services

Both Avaya Holdings and Avaya Inc. are party to a Management Services Agreement with Silver Lake Management Company, L.L.C., an affiliate of Silver Lake, and TPG Capital Management, L.P., an affiliate of TPG, collectively “the Managers,” pursuant to which the Managers provide management and financial advisory services to the Company. Pursuant to the Management Services Agreement, the Managers receive a monitoring fee of $7 million per annum and reimbursement on demand for out-of-pocket expenses incurred in connection

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

with the provision of such services. In the event of a financing, acquisition, disposition or change of control transaction involving the Company during the term of the Management Services Agreement, the Managers have the right to require the Company to pay a fee equal to customary fees charged by internationally-recognized investment banks for serving as a financial advisor in similar transactions. The Management Services Agreement may be terminated at any time by the Managers, but otherwise has an initial term ending on December 31, 2017 that automatically extends each December 31st for an additional year unless terminated earlier by the Company or the Managers. The term has been automatically extended eight times since the execution of the agreement such that the current term is December 31, 2025. In the event that the Management Services Agreement is terminated, the Company is required to pay a termination fee equal to the net present value of the monitoring fees that would have been payable during the remaining term of the Management Services Agreement. Therefore, if the Management Services Agreement were terminated at September 30, 2016, the termination fee would be calculated using the current term ending December 31, 2025. In accordance with the Management Services Agreement, the Company recorded $7 million of monitoring fees per year during fiscal 2016, 2015 and 2014.

In December 2013, the Company and TPG Capital Management, L.P. executed a letter agreement reducing the portion of the monitoring fees owed to TPG Capital Management, L.P. by $1,325,000 for fiscal 2014 and thereafter on an annual basis by $800,000. The Company agreed to pay Messrs. Mohebbi and Rittenmeyer in aggregate $800,000 annually. In fiscal 2016, the Company agreed to terms with TPG to cease payments although the fees continue to accrue.

Transactions with Other Sponsor Portfolio Companies

The Sponsors are private equity firms that have investments in companies that do business with Avaya. For fiscal 2016, 2015 and 2014, the Company recorded $33 million, $30 million and $27 million, respectively, associated with sales of the Company’s products and services to companies in which one or both of the Sponsors have investments. For fiscal 2016, 2015 and 2014, the Company purchased goods and services of $13 million, $11 million and $8 million, respectively from companies in which one or both of the Sponsors have investments. In September 2015, a company in which a Sponsor has an investment merged with a commercial real estate services firm that began providing management services associated with the Company’s leased properties during fiscal 2015. The Company incurred $8 million and $4 million of management services provided by this commercial real estate services firm during fiscal 2016 and 2015, respectively.

Term Loans Held by Sponsors

During fiscal 2013, affiliates of TPG held some of the Company’s outstanding term loans under the Senior Secured Credit Agreement. Certain of the term B-1 loans held by those affiliates were converted to term B-5 loans, $22 million of which were repaid in connection with the issuance of the 9% Senior Secured Notes. Based on the amount of the term loans that were held during fiscal 2014, and consistent with the terms of the loan, those affiliates received payments of principal and interest (inclusive of amounts paid by the Company in connection with the issuance of the 9% Senior Secured Notes) aggregating approximately $23 million.

During fiscal 2013, an affiliate of Silver Lake held some of the Company’s outstanding term loans under the Senior Secured Credit Agreement. The outstanding term B-1 loans held by such affiliate were converted to term B-5 loans. Based on the amount of the term loans that were held by such affiliate during fiscal 2014 and consistent with the terms of the loan, which affiliate received payments of principal and interest aggregating approximately $5 million.

As of September 30, 2016 and 2015 affiliates of Silver Lake and TPG held no outstanding principal amounts of term loans under the Senior Secured Credit Agreement. See Note 10, “Financing Arrangements” for further details regarding the Company’s financing arrangements.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

Preferred Stock Ownership by Sponsors

As of September 30, 2016, 2015 and 2014, affiliates of TPG owned 38,865 shares of Avaya Holdings’ Series A Preferred Stock and affiliates of Silver Lake owned 38,865 shares of Avaya Holdings’ Series A Preferred Stock.

On June 5, 2012, Avaya acquired Radvision, a global provider of videoconferencing and telepresence technologies over internet protocol and wireless networks. In connection with the financing of the Radvision acquisition, Avaya Holdings issued shares of its convertible non-voting Series B Preferred Stock to affiliates of TPG and Silver Lake. As of September 30, 2016, 2015 and 2014, affiliates of TPG owned 16,273, 32,649 and 32,649 shares, respectively, of Avaya Holdings’ Series B Preferred Stock and affiliates of Silver Lake owned 16,273, 32,649 and 32,649 shares, respectively, of Avaya Holdings’ Series B Preferred Stock.

Arrangements Involving the Company’s Directors and Executive Officers

Senior Manager Registration and Preemptive Rights Agreement and Management Stockholders’ Agreement

In connection with the Merger, Avaya Holdings entered into a senior manager registration and preemptive rights agreement with certain current and former members of its senior management who own shares of Avaya Holdings’ common stock and options and RSUs convertible into shares of Avaya Holdings’ common stock. Pursuant to the senior manager registration and preemptive rights agreement, the senior managers party thereto that hold registrable securities thereunder are provided with certain registration rights upon either (a) the exercise of the Sponsors or their affiliates of demand registration rights under the Sponsors’ registration rights agreement discussed above or (b) any request by the Sponsors to file a shelf registration statement for the resale of such shares, as well as certain notification and piggyback registration rights. Avaya Holdings is required to bear the registration expenses, other than underwriting discounts and commissions and transfer taxes, if any, associated with any registration of stock by the senior managers as described above. Avaya Holdings has have agreed to indemnify each holder of registrable securities covered by this agreement for violations of federal or state securities laws by Avaya Holdings in connection with any registration statement, prospectus or any preliminary prospectus. Each holder of such registrable securities has in turn agreed to indemnify Avaya Holdings for federal or state securities law violations that occur in reliance upon written information the holder provides to Avaya Holdings in connection with any registration statement in which a holder of such registrable securities is participating.

In addition, pursuant to the senior manager registration and preemptive rights agreement, the Company agreed to provide each senior manager party thereto with certain preemptive rights to participate in any future issuance of shares of Avaya Holdings’ common stock to the Sponsors or their affiliates.

In connection with the Merger, Avaya Holdings also entered into a management stockholders’ agreement with certain management stockholders. The stockholders’ agreement contains certain restrictions on such stockholders’ transfer of Avaya Holdings equity securities, contains rights of first refusal upon disposition of shares, contains standard tag-along and drag-along provisions, and generally sets forth the respective rights and obligations of the stockholders who are parties to that agreement.

Avaya Holdings expects this senior manager registration and preemptive rights agreement and this management stockholders’ agreement to be terminated in connection with the Restructuring.

Specific Arrangements Involving Certain Directors and Executive Officers

Charles Giancarlo is a Director of Avaya Holdings and Avaya Inc. and serves in these capacities as a director designated by Silver Lake. He held the positions of Special Advisor and Managing Partner of Silver Lake until September 30, 2015 and December 31, 2013, respectively. Mr. Giancarlo also serves as a Director of Accenture, Plc (“Accenture”), a management consulting business. In each of fiscal 2016, 2015 and 2014 sales of the Company’s products and services to Accenture were $1 million. In each of fiscal 2016, 2015 and 2014 the Company purchased goods and services from Accenture of less than $1 million.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

Greg Mondre is a Director of Avaya Holdings and Avaya Inc. and serves in these capacities as a director designated by Silver Lake. He holds the positions of Managing Partner and Managing Director of Silver Lake. Mr. Mondre serves on the Board of Directors of Sabre Holdings Corp. (“Sabre”), a software and technology services company. Mr. Mondre is related to the Vice Chairman and Co-Chief Executive Officer of C3/Customer Contact Channels Holdings L.P. (“C3 Holdings”), a provider of outsourced customer management solutions. In each of fiscal 2016, 2015 and 2014 sales of the Company’s products and services to Sabre were less than $1 million. During fiscal 2016, 2015 and 2014 sales of the Company’s products and services to C3 Holdings were $1 million, $1 million and $2 million, respectively.

John W. Marren is a Director of Avaya Holdings and Avaya Inc. and serves in these capacities as a director designated by TPG. He held the position of Partner of TPG until January 2016 and served on the Board of Directors of Sungard Data Systems, Inc. (“Sungard”), a software and technology services company until December 2015. During fiscal 2016, 2015 and 2014 sales of the Company’s products and services to Sungard were $1 million, $2 million and $3 million, respectively. During fiscal 2016, 2015 and 2014 the Company purchased goods and services from Sungard of less than $1 million, $1 million and $1 million, respectively.

Afshin Mohebbi is a Director of Avaya Holdings and Avaya Inc. and holds the position of Senior Advisor of TPG.

Ronald A. Rittenmeyer is a Director of Avaya Holdings and Avaya Inc. and serves in these capacities as a director designated by TPG. Mr. Rittenmeyer serves on the Board of Directors of Tenet Healthcare Corporation (“Tenet Healthcare”), a healthcare services company, serves on the Board of Directors of American International Group, Inc. (“AIG”), a global insurance organization, and served as Chairman, President and Chief Executive Officer of Expert Global Solutions, Inc. (formerly known as NCO Group, Inc.) (“Expert Global Solutions”), a global provider of business process outsourcing services until June 2014. During fiscal 2016, 2015 and 2014 sales of the Company’s products and services to Tenet Healthcare were $2 million, $1 million and less than $1 million, respectively. During fiscal 2016, 2015 and 2014 sales of the Company’s products and services to AIG were $14 million, $21 million and $18 million, respectively. During fiscal 2016, 2015 and 2014 sales of the Company’s products and services to Expert Global Solutions were $7 million, $9 million and $8 million, respectively.

Marc Randall is the Senior Vice President and General Manager of Avaya Holdings and Avaya Inc. and until January 2016 served on the Board of Directors of Xirrus, Inc. (“Xirrus”), a provider of wireless access network solutions. In March 2014, the Company entered a strategic partnership with Xirrus whereby the Company owns less than 6% of the outstanding voting securities of Xirrus on a fully diluted basis. The Company also has one seat on the board of directors, which is currently vacant. During fiscal 2016, 2015 and 2014 the Company made equity investments in Xirrus of $1 million, $1 million and $10 million, respectively. During fiscal 2016, the Company recognized a $11 million loss included in other (expense) income, net associated with this investment. During fiscal 2016, 2015 and 2014, the Company purchased goods and services from Xirrus of $14 million, $10 million and $5 million, respectively.

Gary B. Smith is a Director of Avaya Holdings and Avaya Inc. and also currently serves as President, Chief Executive Officer and Director of Ciena Corporation (“Ciena”) a network infrastructure company. In each of fiscal 2016, 2015 and 2014, sales of the Company’s products and services to Ciena were less than $1 million. In each of fiscal 2016, 2015 and 2014, the Company also purchased goods and services from Ciena of less than $1 million.

Gary E. Barnett is the Senior Vice President and General Manager of Engagement Solutions of Avaya Holdings and Avaya Inc. The Company also employs his son, Sean Barnett, whose salary and commissions were less than $1 million in each of fiscal 2016, 2015 and 2014.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

Related Party Transaction Policy

In February 2009, Avaya Holdings’ Board of Directors adopted written procedures for the review, approval and/or ratification of “related party transactions,” which are those transactions required to be disclosed pursuant to Item 404 of Regulation S-K as promulgated by the SEC.

The procedures give Avaya Holdings’ Audit Committee the power to approve or disapprove existing and potential related party transactions involving Avaya Holdings’ directors and certain of Avaya Holdings’ executive officers. Upon becoming aware of an existing or potential related party transaction, the Audit Committee is required to conduct a full inquiry into the facts and circumstances concerning that transaction and to determine the appropriate actions, if any, for Avaya Holdings to take. If the Audit Committee does not approve a transaction that is brought before it, then the matter is automatically forwarded to Avaya Holdings’ full board of directors for consideration. A director who is the subject of a potential related party transaction is not permitted to participate in the decision-making process of the Audit Committee or full board of directors, as applicable, relating to what actions, if any, shall be taken by us in light of that transaction.

All related party transactions identified above that occurred during fiscal 2014, 2015 and 2016 or that are currently proposed which required approval and/or ratification through the procedures described above were subject to such review procedures (other than those listed under the heading “Arrangements with Sponsors—Transactions with Other Sponsor Portfolio Companies” which were transacted in the ordinary course of Avaya Holdings’ business).

Director Independence

Avaya Holdings’ board of directors is currently composed of nine directors. The board of directors has affirmatively determined that Messrs. Patel and Smith and Ms. Henry qualify as independent directors under the applicable requirements of the rules of the New York Stock Exchange.

We expect the composition of Avaya Holdings’ board of directors to change substantially as a result of the Restructuring.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

ITEM 8.	LEGAL PROCEEDINGS

In the ordinary course of business, the Company is involved in litigation, claims, government inquiries, investigations and proceedings, including, but not limited to, those identified below, relating to intellectual property, commercial, employment, environmental and regulatory matters.

The Company believes that it has meritorious defenses in connection with its current lawsuits and material claims and disputes, and intends to vigorously contest each of them. Much of the pending litigation against the Debtors has been stayed as a result of the Bankruptcy Filing and will be subject to resolution in accordance with the Bankruptcy Code and the orders of the Bankruptcy Court.

Based on the Company’s experience, management believes that the damages amounts claimed in a case are not a meaningful indicator of the potential liability. Claims, suits, investigations and proceedings are inherently uncertain and it is not possible to predict the ultimate outcome of cases.

Other than as described below, in the opinion of the Company’s management based upon information currently available to the Company, while the outcome of these lawsuits, claims and disputes is uncertain, the likely results of these lawsuits, claims and disputes are not expected, either individually or in the aggregate, to have a material adverse effect on the Company’s financial position, results of operations or cash flows, although the effect could be material to the Company’s results of operations or cash flows for any interim reporting period.

Chapter 11 Filing

On the Petition Date, the Debtors filed the Bankruptcy Filing under the Bankruptcy Code in the Bankruptcy Court, case number 17-10089 (SMB). The Debtors will continue to operate their business as DIPs under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and the orders of the Bankruptcy Court. All other subsidiaries of Avaya Inc. that were not part of the Bankruptcy Filing will continue to operate in the ordinary course of business. As a result of the Bankruptcy Filing, the principal and interest due under our debt agreements became due and payable, except as agreed in the Forbearance Agreement described below.

Contemporaneously with the Bankruptcy Filing, the Foreign ABL Borrowers entered into the Forbearance Agreement pursuant to which, among other things, the Foreign ABL lenders agreed to forbear from exercising certain rights as a result of the Debtors filing voluntary petitions for relief under the Bankruptcy Code, which constitutes events of default under the Foreign ABL. The Forbearance Agreement also provides for, among other things, entry into a payoff letter which contemplates that all loans and other obligations that are accrued and payable under the Foreign ABL and the corresponding loan documents were required to be paid in full within eight business days after January 19, 2017. The Foreign ABL and Domestic ABL were repaid in full on January 24, 2017 in the amount of $50 million and $55 million, respectively, inclusive of accrued interest.

The Senior Secured Credit Agreement, the Domestic ABL, the Foreign ABL and the indentures governing the Senior Secured Notes provide that as a result of the Bankruptcy Filing, the principal and interest due thereunder became due and payable, except as described in the Forbearance Agreement above. However, any efforts to enforce such payment obligations under the credit agreements and indentures governing the Senior Secured Notes are automatically stayed as a result of the Bankruptcy Filing, and the creditors’ rights of enforcement in respect of the credit agreements and indentures governing the Senior Secured Notes are subject to the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court.

Subsequent to the Petition Date, the Company received approval from the Bankruptcy Court to pay or otherwise honor certain pre-petition obligations to stabilize the Company’s operations. These obligations related to certain employee wages, salaries and benefits, taxes, insurance, customer programs and the payment of critical vendors in the ordinary course for goods and services, and legal and financial professionals to advise the

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

Company in connection with the Bankruptcy Filing and other professionals to provide services and advice in the ordinary course of business. The Company is seeking Bankruptcy Court approval to pay or otherwise honor certain obligations with regards to leased real property.

On January 30, 2017, the U.S. Trustee appointed the UCC. The UCC and its legal representatives have a right to be heard on all matters affecting the Debtors that come before the Bankruptcy Court. There can be no assurance that the UCC will support the Company’s positions on matters to be presented to the Bankruptcy Court in the future or in regard to any plan of reorganization.

The Debtors filed a proposed plan of reorganization and related disclosure statement with the Bankruptcy Court on April 13, 2017. The Debtors subsequently filed the First Amended Plan of Reorganization and disclosure statement on August 7, 2017. In addition, on August 6, 2017, the Debtors entered into the First Lien PSA with holders of more than 50% of first lien debt of the Company, pursuant to which such holders, when solicited, will vote in favor of and support the Plan of Reorganization. The First Lien PSA was subsequently amended on August 23, 2017 and October 23, 2017. Also in connection with the Plan of Reorganization, the Debtors entered into the Crossover PSA, dated as of October 23, 2017, among the Debtors and the Ad Hoc Crossover Group. The Bankruptcy Court approved the amended disclosure statement on August 25, 2017, and allowed the Debtors to commence solicitation on their First Amended Plan of Reorganization, which solicitation began on September 8, 2017. Additionally, on August 25, 2017, the Bankruptcy Court approved the First Lien PSA, which became effective and binding upon court approval. Presently, holders of approximately over two-thirds of the total amount of first lien debt and holders of approximately over two-thirds of the total amount of second lien notes are party to the PSAs. On September 8, 2017, the Debtors filed the solicitation versions of the First Amended Plan of Reorganization and Amended Disclosure Statement. On September 9, 2017, the Bankruptcy Court assigned the Debtors and their major stakeholder constituencies to mediation. The mediation resulted in a resolution between these constituencies, and, as a result, the Debtors filed a further amended Plan of Reorganization and a Disclosure Statement Supplement on                     . The Bankruptcy Court set                             , 2017 as the date of commencement for Avaya’s confirmation hearing. There can be no assurance that the Debtors will be able to secure approval for the Debtors’ proposed Plan of Reorganization from the Bankruptcy Court.

On the Emergence Date, the terms of the Plan of Reorganization, if confirmed by the Bankruptcy Court, will be deemed binding upon the Debtors and all other parties affected by the Plan of Reorganization. Parties will have a period of time following confirmation of the Plan of Reorganization to file a notice of appeal with respect to the Confirmation Order. Even if a notice of appeal is timely filed, the Debtors expect to proceed to consummate the Plan of Reorganization in accordance with its terms, unless the party seeking the appeal also obtains a stay of implementation of the Plan of Reorganization pending appeal of the Confirmation Order, in which event the Debtors will not be able to implement the terms of the Plan of Reorganization unless and until the stay is lifted. An appeal of the Confirmation Order may proceed even if there is no stay pending appeal of the Confirmation Order and, in such circumstance, the appeal may be dismissed as moot if the Debtors have implemented the Plan of Reorganization to the point of “substantial consummation.”

Antitrust Litigation

In 2006, the Company instituted an action in the U.S. District Court, District of New Jersey, against defendants Telecom Labs, Inc., TeamTLI.com Corp. and Continuant Technologies, Inc. (“TLI/Continuant”) and subsequently amended its complaint to include certain individual officers of these companies as defendants. Defendants purportedly provide maintenance services to customers who have purchased or leased the Company’s communications equipment. The Company asserted in its amended complaint that, among other things, defendants, or each of them, engaged in tortious conduct by improperly accessing and utilizing the Company’s proprietary software, including passwords, logins and maintenance service permissions, to perform certain maintenance services on the Company’s customers’ equipment. TLI/Continuant filed counterclaims against the Company alleging that the Company has violated the Sherman Act’s prohibitions against anticompetitive conduct through the manner in which the Company sells its products and services. TLI/Continuant sought to recover the profits they claim they would have earned from maintaining Avaya’s products, and asked for injunctive relief prohibiting the conduct they claim is anticompetitive.

The trial commenced on September 9, 2013. On January 7, 2014, the Court issued an order dismissing the Company’s affirmative claims. With respect to TLI/Continuant’s counterclaims, on March 27, 2014, a jury found

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

against the Company on two of eight claims and awarded damages of $20 million. Under the federal antitrust laws, the jury’s award is subject to automatic trebling, or $60 million.

Following the jury verdict, TLI/Continuant sought an injunction regarding the Company’s ongoing business operations. On June 30, 2014, a federal judge rejected the demands of TLI/Continuant’s proposed injunction and stated that “only a narrow injunction is appropriate.” Instead, the judge issued an order relating to customers who purchased an Avaya PBX system between January 1, 1990 and April 30, 2008 only. Those customers and their agents will have free access to the on demand maintenance commands that were installed on their systems at the time of the purchase transaction. The court specified that this right “does not extend to access on a system purchased after April 30, 2008.” Consequently, the injunction affected only systems sold prior to April 30, 2008. The judge denied all other requests TLI/Continuant made in its injunction filing. The Company complied with the injunction although it has now been vacated by the September 30, 2016 decision discussed below.

The Company and TLI/Continuant filed post-trial motions seeking to overturn the jury’s verdict, which motions were denied. In September 2014, the Court entered judgment in the amount of $63 million, which included the jury’s award of $20 million, subject to automatic trebling, or $60 million, plus prejudgment interest in the amount of $3 million. On October 10, 2014, the Company filed a Notice of Appeal, and on October 23, 2014, TLI/Continuant filed a Notice of Conditional Cross-Appeal. On October 23, 2014, the Company filed its supersedeas bond with the Court in the amount of $63 million. The Company secured posting of the bond through the issuance of a letter of credit under its existing credit facilities.

On November 10, 2014, TLI/Continuant made an application for attorney’s fees, expenses and costs, which the Company contested. TLI/Continuant’s application for attorneys’ fees, expenses and costs was approximately $71 million and represented activity through February 28, 2015. On February 22, 2016, the Company posted a bond in the amount of $8 million in connection with TLI/Continuant’s attorneys’ fees application.

In September 2016, a Special Master appointed by the trial court to assist in evaluating TLI/Continuant’s application rendered a Recommendation, finding that TLI/Continuant should receive approximately $61 million in attorneys’ fees, expenses and costs. Subsequently, the parties submitted letters to the Special Master seeking an Amended Recommendation. However, in light of the Third Circuit’s favorable opinion, outlined below, the trial court proceedings relating to TLI/Continuant’s application have not proceeded. TLI/Continuant is no longer entitled to attorneys’ fees, expenses and costs, because it no longer is a prevailing party, subject to further proceedings on appeal or retrial.

On September 30, 2016, the Third Circuit issued a favorable ruling for the Company, which included: (1) reversing the mid-trial decision to dismiss four of the Company’s affirmative claims and reinstated them; (2) vacating the jury verdict on the two claims decided in TLI/Continuant’s favor; (3) entering judgment in the Company’s favor on a portion of TLI/Continuant’s claim relating to attempted monopolization; (4) dismissing TLI/Continuant’s PDS patches claim as a matter of law; (5) vacating the damages award to TLI/Continuant; (6) vacating the award of prejudgment interest to TLI/Continuant; and (7) vacating the injunction. On October 28, 2016, TLI/Continuant sought panel rehearing or rehearing en banc review of the opinion, which was denied on November 16, 2016. On November 22, 2016, TLI/Continuant filed a Motion for Stay of Mandate, which was denied. On December 5, 2016, the Third Circuit issued a certified judgment in lieu of a formal mandate, returning jurisdiction to the trial court.

As a result of the Third Circuit’s opinion, on November 23, 2016, the Company filed a Notice of Motion to Release the Supersedeas Bonds, which the court granted on December 23, 2016. On December 12, 2016, the Court issued an Order Upon Mandate and For Status Conference, which i) vacated the Court’s January 7, 2014 order dismissing Avaya’s claims against TLI/Continuant and the order of judgment entered on September 17, 2014 and ii) scheduled a status conference for January 6, 2017 to discuss the Joint Plan for Retrial. On January 13, 2017, the Court entered an Order staying the matter pending mediation. On January 20, 2017, the Company filed a Notice of Suggestion on Pendency of Bankruptcy For Avaya Inc., et. al. and Automatic Stay of Proceedings.

No loss reserve has been provided for this matter. The Company continues to believe that TLI/Continuant’s claims are without merit and unsupported by the facts and law, and the Company continues to defend this matter.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

In the event TLI/Continuant ultimately succeeds, any potential loss could be material. At this time an outcome cannot be predicted and, as a result, the Company cannot be assured that this case will not have a material adverse effect on the manner in which it does business, its financial position, results of operations or cash flows.

Patent Infringement

In September 2011, Network-1 Security Solutions, Inc. (“Network-1”) filed a complaint for patent infringement against the Company and other corporations in the Eastern District of Texas (Tyler Division), alleging infringement of its patent with respect to power over Ethernet technology. Network-1 seeks to recover for alleged reasonable royalties, enhanced damages and attorneys’ fees. In January 2017, the Company filed a Notice of Suggestion of Pendency of Bankruptcy, which informed the Court of the Company’s voluntary bankruptcy petition filing and stay of proceedings. On March 3, 2017, Network-1 filed a motion for relief from the automatic stay in the Company’s bankruptcy proceeding, which has yet to be decided and since has been adjourned in the Bankruptcy Court via agreement between the Company and Network-1. On September 21, 2017, the Company filed a motion with the Bankruptcy Court seeking an order approving a settlement agreement with Network-1; the motion is currently pending. A loss reserve has been established for this matter. At this time an outcome cannot be predicted and, as a result, the Company cannot be assured that this case will not have a material adverse effect on the manner in which it does business, its financial position, results of operations or cash flows.

Intellectual Property and Commercial Disputes

In January 2010, SAE Power Incorporated and SAE Power Company (“SAE”) filed a complaint in the New Jersey Superior Court asserting various claims including breach of contract, unjust enrichment, promissory estoppel, and breach of the covenant of good faith and fair dealing arising out of Avaya’s relationship with SAE as a supplier of various power supply products. SAE has since asserted additional claims against Avaya for fraud, negligent misrepresentation, misappropriation of trade secrets, and civil conspiracy. SAE seeks to recover for alleged losses stemming from Avaya’s termination of its power supply purchases from SAE, including for Avaya’s alleged disclosure of SAE’s alleged trade secret and/or confidential information to another power supply vendor. On July 19, 2016, the Court entered an order granting Avaya’s motion for partial summary judgment, dismissing certain of SAE’s claims regarding the alleged disclosure of trade secrets. Discovery as to SAE’s surviving claims is ongoing. In January 2017, the Company filed a Notice of Suggestion of Pendency of Bankruptcy, which has stayed the proceedings. At this time an outcome cannot be predicted and, as a result, the Company cannot be assured that this case will not have a material adverse effect on the manner in which it does business, its financial position, results of operations or cash flows.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

ITEM 9.	MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

There is currently no established public market for our common stock. As of November 1, 2017, there were 494,768,243 outstanding shares of our common stock.

Stockholders

As of November 1, 2017, there were 363 holders of shares of our common stock.

Dividend Policy

We currently intend to retain all available funds and any future earnings to fund the development and growth of our business, and therefore we do not anticipate paying any cash dividends in the foreseeable future. Additionally, our ability to pay dividends on our common stock will be limited by restrictions on the ability of our subsidiaries and us to pay dividends or make distributions under the terms of current and any future agreements governing our indebtedness. Any future determination to pay dividends will be at the discretion of our board of directors, subject to compliance with covenants in our current and future agreements governing our indebtedness, and will depend upon our results of operations, financial condition, capital requirements and other factors that our board of directors deems relevant.

In addition, since we are a holding company, substantially all of the assets shown on our consolidated balance sheet are held by our subsidiaries. Accordingly, our earnings, cash flow and ability to pay dividends are largely dependent upon the earnings and cash flows of our subsidiaries and the distribution or other payment of such earnings to us in the form of dividends.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

ITEM 10.	RECENT SALES OF UNREGISTERED SECURITIES

None.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

ITEM 11.	DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

The following is a description of the material terms of our certificate of incorporation and bylaws as each is anticipated to be in effect upon the consummation of this registration. This registration statement is being filed to register Avaya Holdings’ common stock.

General

The total amount of our authorized capital stock consists of shares of common stock, par value $0.001 per share and shares of preferred stock, par value $0.001 per share. As of November 1, 2017, we had 494,768,243 shares of common stock outstanding, held by 363 holders, 125,000 shares of Series A Preferred Stock outstanding, held by 33 holders and 48,922 shares of Series B Convertible Preferred Stock outstanding, held by 32 holders.

Common Stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of any series of preferred stock that is outstanding at the time of the dividend.

In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately our net assets available for distribution to stockholders after payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock.

All shares of common stock will, when issued, be duly authorized, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Our board of directors is authorized to issue shares of preferred stock in one or more series, with such designations, preferences and relative participating, optional or other special rights, qualifications, limitations or restrictions as determined by our board of directors, without any further vote or action by our stockholders. We believe that the board of directors’ authority to set the terms of, and our ability to issue, preferred stock will provide flexibility in connection with possible financing transactions in the future. The issuance of preferred stock, however, could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon a liquidation, dissolution or winding up of us. Following the Restructuring, we do not expect to have any outstanding Series A Preferred Stock or Series B Preferred Stock. For more information on our capitalization following the Restructuring, see “Explanatory Note.”

Series A Preferred Stock

Our board of directors has designated 125,000 shares of preferred stock as Series A Preferred Stock. As of November 1, 2017 we had 125,000 shares of Series A Preferred Stock issued and outstanding. The certificate of designations for the Series A Preferred Stock grants holders of our Series A Preferred Stock the right to receive, when and if declared by our board of directors and in preference to the holders of any and all other series or classes of capital stock, payable either in cash or, at our option, by issuance of additional shares of Series A Preferred Stock, cumulative annual dividends at a rate of 5% per annum on $1,000 per share (which value is to be proportionately adjusted to reflect any stock dividend, stock split, combination of shares, reclassification,

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

reorganization, recapitalization or other similar event affecting the Series A Preferred Stock), compounded quarterly from and after the date of issuance of such shares of Series A Preferred Stock. Except as required by Delaware law or as otherwise provided by our certificate of incorporation, the holders of Series A Preferred Stock have no right to vote their shares at any stockholders’ meeting or provide consent to any action taken by stockholders in writing in lieu of a meeting.

In the event of certain events including our liquidation, dissolution or winding up, either voluntarily or involuntarily, a sale of all or substantially all of our assets, or our merger or consolidation, the holders of the Series A Preferred Stock are entitled to receive, in cash, prior and in preference to any other distribution of any of our assets to the holders of all series and classes of our stock, an amount per share equal to the sum of $1,000 (as adjusted to reflect any stock dividend, stock split, combination of shares, reclassification, reorganization, recapitalization or other similar event affecting the Series A Preferred Stock) plus the amount of accrued unpaid dividends for any prior dividend periods on such share, if any (such sum being referred to as the Series A Preferential Amount). We may at any time redeem, in cash, to the extent of lawfully available funds therefor, any or all Series A Preferred Shares at a price per share equal to the Series A Preferential Amount allocable to each share of Series A Preferred Stock.

Series B Convertible Preferred Stock

Our board of directors has designated 52,500 shares of preferred stock as Series B Convertible Preferred Stock. As of November 1, 2017, we had 48,922 shares of Series B Convertible Preferred Stock issued and outstanding. The certificate of designations for the Series B Convertible Preferred Stock grants holders of our Series B Convertible Preferred Stock the right to receive, as when and if declared by our board of directors and in preference to the holders of any and all other series or classes of capital stock, payable either in cash or, at our option, by issuance of additional shares of Series B Convertible Preferred Stock, cumulative annual dividends at a rate of 8% per annum on $4,000 per share (which value is to be proportionately adjusted to reflect any stock dividend, stock split, combination of shares, reclassification, reorganization, recapitalization or other similar event affecting the Series B Convertible Preferred Stock), compounded annually from and after the date of issuance of such shares of Series B Convertible Preferred Stock. Except as required by Delaware law or as otherwise provided by our certificate of incorporation, the holders of Series B Convertible Preferred Stock have no right to vote their shares at any stockholders’ meeting or provide consent to any action taken by stockholders in writing in lieu of a meeting.

In the event of certain events including our liquidation, dissolution or winding up, either voluntarily or involuntarily, a sale or exclusive lease of all or substantially all of our assets, or an acquisition of the Company in which the pre-acquisition stockholders own less than 50% of the post-acquisition voting securities, the holders of the Series B Convertible Preferred Stock are entitled to receive, in cash, prior and in preference to any other distribution of any of our assets to the holders of all series and classes of our stock, an amount per share equal to the sum of $4,000 (as adjusted to reflect any stock dividend, stock split, combination of shares, reclassification, reorganization, recapitalization or other similar event affecting the Series B Convertible Preferred Stock) multiplied by the redemption premium, calculated as follows based on the date fixed for redemption: (1) from the date of issuance through the date of the 1st anniversary thereof, 110%; (2) from the date that follows the 1st anniversary through the date of the 2nd anniversary, 120%; (3) from the date that follows the 2nd anniversary through the date of the 3rd anniversary, 130%; (4) from the date that follows the 3rd anniversary through the date of the 4th anniversary, 140% and (4) any date that follows the 4th anniversary of the date of issuance, 150%, plus the amount of accrued unpaid dividends for any prior dividend periods on such share, if any (such sum being referred to as the Series B Preferential Amount).

Authorized but Unissued Shares

The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be used for a variety of corporate finance

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

transactions, acquisitions and employee benefit plans. The existence of authorized but unissued common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Listing

We intend to list our common stock on the New York Stock Exchange under the symbol “            .”

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

ITEM 12.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation will provide for this limitation of liability.

Section 145 of the DGCL provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Our amended and restated certificate of incorporation and bylaws will provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.

We intend to enter into indemnification agreements with each of our current directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our amended and restated certificate of incorporation, our amended and restated bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

We maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

ITEM 13.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See Item 15, “Financial Statements and Exhibits.”

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

ITEM 14.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

ITEM 15.	FINANCIAL STATEMENTS AND EXHIBITS

(a)	The following financial statements are being filed as part of this registration statement.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Avaya Holdings Corp.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of comprehensive loss, of changes in stockholder’s deficiency and of cash flows present fairly, in all material respects, the financial position of Avaya Holdings Corp. and its subsidiaries as of September 30, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2016 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has projected operating cash flow activities that are inadequate to meet certain near term debt obligations. Also, on January 19, 2017, the Company and its U.S. subsidiaries filed voluntary petitions for relief under chapter 11 of the United States Bankruptcy Code. The Company’s debt obligations and uncertainties related to the bankruptcy process raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 3 to the consolidated financial statements, the Company changed the manner in which it accounts for deferred income taxes in 2016.

/s/ PricewaterhouseCoopers LLP

San Jose, California

October 3, 2017

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

Avaya Holdings Corp.

Consolidated Statements of Operations

(In millions, except per share amounts)

	Fiscal years ended September 30,
	2016	2015	2014
REVENUE
Products	$1,755	$2,029	$2,196
Services	1,947	2,052	2,175

	3,702	4,081	4,371

COSTS
Products:
Costs (exclusive of amortization of acquired technology intangible assets)	630	744	854
Amortization of acquired technology intangible assets	30	35	56
Services	797	872	962

	1,457	1,651	1,872

GROSS PROFIT	2,245	2,430	2,499

OPERATING EXPENSES
Selling, general and administrative	1,413	1,432	1,531
Research and development	275	338	379
Amortization of intangible assets	226	226	227
Impairment of indefinite-lived intangible assets	100	—	—
Goodwill impairment	442	—	—
Restructuring charges, net	105	62	165
Acquisition-related costs	—	1	—

	2,561	2,059	2,302

OPERATING (LOSS) INCOME	(316)	371	197
Interest expense	(471)	(452)	(459)
Loss on extinguishment of debt	—	(6)	(5)
Other income (expense), net	68	(11)	3

LOSS BEFORE INCOME TAXES	(719)	(98)	(264)
Provision for income taxes	(11)	(70)	(51)

LOSS FROM CONTINUING OPERATIONS	(730)	(168)	(315)
INCOME FROM DISCONTINUED OPERATIONS, NET OF INCOME TAXES	—	—	62

NET LOSS	(730)	(168)	(253)
Less: Accretion and accrued dividends on Series A and Series B preferred stock	(41)	(46)	(45)

NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS	$(771)	$(214)	$(298)

Basic and diluted earnings per share attributable to common stockholders:
Loss from continuing operations per share—basic and diluted	$(1.54)	$(0.43)	$(0.73)
Income from discontinued operations per share—basic and diluted	—	—	0.13

Net loss per share—basic and diluted	$(1.54)	$(0.43)	$(0.60)

Weighted average shares outstanding—basic and diluted	500.7	499.7	495.4

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

Avaya Holdings Corp.

Consolidated Statements of Comprehensive Loss

(In millions)

	Fiscal years ended September 30,
	2016	2015	2014
Net loss	$(730)	$(168)	$(253)
Other comprehensive loss:
Pension, postretirement and postemployment benefit-related items	(259)	(218)	(201)
Cumulative translation adjustment, net of income taxes of $0, $(12) and $0 for fiscal 2016, 2015 and 2014, respectively	(18)	34	7

Other comprehensive loss	(277)	(184)	(194)

Comprehensive loss	$(1,007)	$(352)	$(447)

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

Avaya Holdings Corp.

Consolidated Balance Sheets

(In millions, except share amounts)

	September 30,
	2016	2015
ASSETS
Current assets:
Cash and cash equivalents	$336	$323
Accounts receivable, net	584	678
Inventory	153	174
Deferred income taxes, net	—	26
Other current assets	187	163

TOTAL CURRENT ASSETS	1,260	1,364
Property, plant and equipment, net	253	282
Deferred income taxes, net	—	34
Intangible assets, net	617	970
Goodwill	3,629	4,074
Other assets	62	112

TOTAL ASSETS	$5,821	$6,836

LIABILITIES
Current liabilities:
Debt maturing within one year	$6,018	$7
Accounts payable	338	379
Payroll and benefit obligations	183	229
Deferred revenue	705	665
Business restructuring reserve, current portion	69	90
Other current liabilities	267	355

TOTAL CURRENT LIABILITIES	7,580	1,725

Long-term debt	—	5,960
Pension obligations	1,743	1,690
Other postretirement obligations	245	194
Deferred income taxes, net	167	262
Business restructuring reserve, non-current portion	65	67
Other liabilities	492	415

TOTAL NON-CURRENT LIABILITIES	2,712	8,588

Commitments and contingencies:
Equity awards on redeemable shares	6	19
Preferred stock, par value $.001 per share, 250,000 shares authorized at September 30, 2016 and 2015	—	—
Convertible Series B, 48,922 shares issued and outstanding at September 30, 2016 and 2015	371	338
Series A, 125,000 shares issued and outstanding at September 30, 2016 and 2015	175	167
STOCKHOLDERS’ DEFICIENCY
Common stock, par value $.001 per share; 750,000,000 and 750,000,000 shares authorized; 494,593,415 and 491,777,992 shares issued and outstanding at September 30, 2016 and 2015, respectively	—	—
Additional paid-in capital	2,410	2,425
Accumulated deficit	(5,772)	(5,042)
Accumulated other comprehensive loss	(1,661)	(1,384)

TOTAL STOCKHOLDERS’ DEFICIENCY	(5,023)	(4,001)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIENCY	$5,821	$6,836

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

Avaya Holdings Corp.

Consolidated Statements of Changes in Stockholders’ Deficiency

(In millions)

	Number of Shares	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders Deficiency
Balance as of October 1, 2013	488.9	$—	$2,489	$(4,621)	$(1,006)	$(3,138)
Issuance of common stock, net of shares redeemed and cancelled, under employee stock option plan	0.6		—			—
Share-based compensation			25			25
Accrued dividends on Series A preferred stock			(8)			(8)
Accrued dividends on Series B preferred stock			(17)			(17)
Accretion on Series B preferred stock			(20)			(20)
Reclassifications to equity awards on redeemable shares			(16)			(16)
Net loss				(253)		(253)
Other comprehensive loss					(194)	(194)

Balance as of September 30, 2014	489.5	—	2,453	(4,874)	(1,200)	(3,621)
Issuance of common stock, net of shares redeemed and cancelled, under employee stock option plan	2.3		(3)			(3)
Share-based compensation			19			19
Accrued dividends on Series A preferred stock			(8)			(8)
Accrued dividends on Series B preferred stock			(19)			(19)
Accretion on Series B preferred stock			(19)			(19)
Reclassifications to equity awards on redeemable shares			2			2
Net loss				(168)		(168)
Other comprehensive loss					(184)	(184)

Balance as of September 30, 2015	491.8	—	2,425	(5,042)	(1,384)	(4,001)
Issuance of common stock, net of shares redeemed and cancelled, under employee stock option plan	2.8		(3)			(3)
Share-based compensation			16			16
Accrued dividends on Series A preferred stock			(8)			(8)
Accrued dividends on Series B preferred stock			(20)			(20)
Accretion on Series B preferred stock			(13)			(13)
Reclassifications to equity awards on redeemable shares			13			13
Net loss				(730)		(730)
Other comprehensive loss					(277)	(277)

Balance as of September 30, 2016	494.6	$—	$2,410	$(5,772)	$(1,661)	$(5,023)

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

Avaya Holdings Corp.

Consolidated Statements of Cash Flows

(In millions)

	Fiscal years ended September 30,
	2016	2015	2014
OPERATING ACTIVITIES:
Net loss	$(730)	$(168)	$(253)
Income from discontinued operations, net of income taxes	—	—	62

Loss from continuing operations	(730)	(168)	(315)
Adjustments to reconcile loss from continuing operations to net cash provided by operating activities:
Depreciation and amortization	374	371	434
Share-based compensation	16	19	25
Amortization of debt issuance costs	12	13	14
Accretion of debt discount	8	7	5
Non-cash charge for debt issuance costs upon redemption of term loans	—	3	3
Third-party fees expensed in connection with the debt modification	—	8	2
Payment of paid-in-kind interest	—	(1)	(9)
Change in fair value of Preferred Series B embedded derivative	(73)	24	22
Provision for uncollectible receivables	2	—	—
Deferred income taxes, net	(53)	29	22
Loss (gain) on sale of investments and long-lived assets, net	1	(1)	—
Gain on sale of TBU business	—	—	(14)
Impairment of long-lived assets	100	—	—
Goodwill impairment	442	—	—
Loss on investment	11	—	—
Pension curtailments	1	—	—
Unrealized gain on foreign currency exchange	(12)	(4)	(15)
Changes in operating assets and liabilities:
Accounts receivable	94	70	(51)
Inventory	21	14	46
Accounts payable	(37)	(27)	19
Payroll and benefit obligations	(188)	(85)	(177)
Business restructuring reserve	(19)	(30)	42
Deferred revenue	28	13	24
Other assets and liabilities	115	(40)	(42)

NET CASH PROVIDED BY CONTINUING OPERATING ACTIVITIES	113	215	35
NET CASH PROVIDED BY DISCONTINUED OPERATING ACTIVITIES	—	—	4

NET CASH PROVIDED BY OPERATING ACTIVITIES	113	215	39

INVESTING ACTIVITIES:
Capital expenditures	(94)	(124)	(134)
Capitalized software development costs	(2)	—	(1)
Acquisition of businesses, net of cash acquired	(20)	(24)	(16)
Proceeds from sale of long-lived assets	2	—	101
Proceeds from sale-leaseback transactions	14	22	—
Proceeds from sale of TBU business	—	—	26
Proceeds from sale of investments	—	1	1
Purchase of investment	(1)	(1)	(10)
Other investing activities net	1	(3)	—

NET CASH USED FOR CONTINUING INVESTING ACTIVITIES	(100)	(129)	(33)
NET CASH PROVIDED BY DISCONTINUED INVESTING ACTIVITIES	—	—	101

NET CASH (USED FOR) PROVIDED BY INVESTING ACTIVITIES	(100)	(129)	68

FINANCING ACTIVITIES:
Proceeds from Term B-7 Loans	—	2,100	—
Repayment of Term B-3 Loans	—	(1,473)	—
Repayment of Term B-6 Loans	—	(581)	—
Proceeds from Term B-6 Loans	—	—	1,136
Repayment of Term B-5 Loans	—	—	(1,138)
Proceeds from Foreign ABL	53	60	—
Repayment of Foreign ABL	(18)	(40)	—
Proceeds from Domestic ABL	260	75	40
Repayment of Domestic ABL	(238)	(60)	—
Proceeds from borrowings on revolving loans under the Senior Secured Credit Agreement	35	50	100
Repayments of borrowings on revolving loans under the Senior Secured Credit Agreement	(35)	(122)	(10)
Repayment of senior unsecured cash pay notes	—	—	(58)
Repayment of senior unsecured PIK toggle notes	—	—	(83)
Debt issuance and third-party debt modification costs	—	(14)	(10)
Repayment of long-term debt	(25)	(32)	(38)
Payments related to sale-leaseback transactions	(19)	(12)	—
Other financing activities, net	(4)	(4)	1

NET CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES	9	(53)	(60)

Effect of exchange rate changes on cash and cash equivalents	(9)	(32)	(14)

NET INCREASE IN CASH AND CASH EQUIVALENTS	13	1	33
Cash and cash equivalents at beginning of year	323	322	289

Cash and cash equivalents at end of year	$336	$323	$322

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

Avaya Holdings Corp.

Notes to Consolidated Financial Statements

1. Background and Basis of Presentation

Background

Avaya Holdings Corp. (the “Parent” or “Avaya Holdings”) together with its consolidated subsidiaries (collectively, the “Company” or “Avaya”) is a leading provider of contact center, unified communications and networking products and services. The Company’s products and services portfolio spans software, hardware, networking technology and related services. The Company conducts its business operations in three segments. Two of those segments, Global Communications Solutions (“GCS”) and Avaya Networking (“Networking”), make up Avaya’s Enterprise Collaboration Solutions (“ECS”) product portfolio. The third segment includes Avaya’s services portfolio, Avaya Global Services (AGS”). The Company sells directly through its worldwide sales force and indirectly through its global network of channel partners, including distributors, service providers, dealers, value-added resellers, system integrators and business partners that provide sales and services support.

Avaya Holdings was formed by affiliates of two private equity firms, Silver Lake Partners (“Silver Lake”) and TPG Capital (“TPG”, together with Silver Lake, our “Sponsors”).

Basis of Presentation

Avaya Holdings Corp. has no material assets or standalone operations other than its ownership in Avaya Inc. and its subsidiaries. The accompanying Consolidated Financial Statements reflect the operating results of Avaya Holdings Corp. and its consolidated subsidiaries, and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

The accompanying Consolidated Financial Statements of the Company have been prepared on a basis that assumes that the Company will continue as a going concern and contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

Chapter 11 Filing

On January 19, 2017 (the “Petition Date”), Avaya Holdings Corp., together with certain of its subsidiaries, namely Avaya, Inc., Avaya CALA Inc., Avaya EMEA Ltd., Avaya Federal Solutions, Inc., Avaya Holdings LLC, Avaya Holdings Two, LLC, Avaya Integrated Cabinet Solutions Inc., Avaya Management Services Inc., Avaya Services Inc., Avaya World Services Inc., Octel Communications LLC, Sierra Asia Pacific Inc., Sierra Communication International LLC, Technology Corporation of America, Inc., Ubiquity Software Corporation, VPNet Technologies, Inc., and Zang, Inc., (collectively, the “Debtors”) filed a voluntary petition for relief (the “Bankruptcy Filing”) under chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”), case number 17-10089 (SMB). The Debtors will continue to operate their business as debtors-in-possession (“DIP”) under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and the orders of the Bankruptcy Court. All other subsidiaries of Avaya Holdings Corp. were not part of the Bankruptcy Filing (the “Non-Debtors”) and will continue to operate in the ordinary course of business.

The Bankruptcy Filing is intended to permit the Company to reorganize and increase liquidity in the U.S. and abroad. The Company’s goal is to develop and implement a plan of reorganization that meets the standards for confirmation under the Bankruptcy Code. Confirmation of a plan of reorganization could materially alter the classifications and amounts reported in the Company’s Consolidated Financial Statements, which do not give effect to any adjustments to the carrying values of assets or amounts of liabilities that might be necessary as a consequence of a confirmation of a plan of reorganization or other arrangement or the effect of any operational changes that may be implemented.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

Operation and Implication of the Bankruptcy Filing

Under Section 362 of the Bankruptcy Code, the filing of voluntary bankruptcy petitions by the Debtors, on January 19, 2017, automatically stayed most actions against the Debtors, including most actions to collect indebtedness incurred prior to the Petition Date or to exercise control over the Debtors’ property. Accordingly, although the Bankruptcy Filing triggered defaults under the Company’s senior secured credit facility dated October 27, 2007 (“Senior Secured Credit Agreement”), senior secured asset-based revolving credit facility (the “Domestic ABL”), and senior secured foreign asset-based revolving credit facility (the “Foreign ABL” and, together with the Senior Secured Credit Agreement and Domestic ABL, the “Credit Facilities”), and the indentures governing the 10.5% Senior Secured notes due 2021 (the “10.5% Senior Secured Notes”), the 9% Senior Secured notes due 2019 (the “9% Senior Secured Notes”), and the 7% Senior Secured Notes due 2019 (the “7% Senior Secured Notes” and, together with the 10.5% Senior Secured Notes and 9% Senior Secured Notes, the “Senior Secured Notes”), creditors are stayed from taking any actions as a result of such defaults. Absent an order of the Bankruptcy Court, substantially all of the Debtors’ pre-petition liabilities are subject to settlement under a plan of reorganization. As a result of the Bankruptcy Filing the realization of assets and the satisfaction of liabilities are subject to uncertainty. The Debtors, operating as debtors-in-possession under the Bankruptcy Code, may, subject to approval of the Bankruptcy Court, sell or otherwise dispose of assets and liquidate or settle liabilities for amounts other than those reflected in the Consolidated Financial Statements. Further, a confirmed plan of reorganization or other arrangement may materially change the amounts and classifications in the Company’s Consolidated Financial Statements.

Contemporaneously with the Bankruptcy Filing, certain affiliates of the Company namely, Avaya Canada Corp., Avaya UK, Avaya International Sales Limited, Avaya Deutschland GmbH and Avaya GmbH & Co. KG, Avaya UK Holdings Limited, Avaya Holdings Limited, Avaya Germany GmbH, Tenovis Telecom Frankfurt GmbH & Co. KG, and Avaya Verwaltungs GmbH (collectively the “Foreign ABL Borrowers”) entered into a Forbearance Agreement (the “Forbearance Agreement”) pursuant to which, among other things, the Foreign ABL lenders agreed to forbear from exercising certain rights as a result of the Debtors filing voluntary petitions for relief under the Bankruptcy Code, which constitutes events of default under the Foreign ABL. The Forbearance Agreement also provides for, among other things, entry into a payoff letter, which contemplates that all loans and other obligations that are accrued and payable under the Foreign ABL and the corresponding loan documents were required to be paid in full within eight business days after January 19, 2017. The Foreign ABL and Domestic ABL were repaid in full on January 24, 2017 in the amount of $50 million and $55 million, respectively, inclusive of accrued interest.

Subsequent to the Petition Date, the Company received approval from the Bankruptcy Court to pay or otherwise honor certain pre-petition obligations to stabilize the Company’s operations. These obligations related to certain employee wages, salaries and benefits, taxes, insurance, customer programs and the payment of critical vendors in the ordinary course for goods and services, and legal and financial professionals to advise the Company in connection with the Bankruptcy Filing and other professionals to provide services and advice in the ordinary course of business. The Company is seeking Bankruptcy Court approval to pay or otherwise honor certain obligations with regards to leased real property. From time to time, the Company may seek Bankruptcy Court approval to retain additional professionals.

On January 30, 2017 the U.S. Trustee for the Southern District of New York (the “U.S. Trustee”) appointed an official committee of unsecured creditors (the “UCC”). The UCC and its legal representatives have a right to be heard on all matters affecting the Debtors that come before the Bankruptcy Court. There can be no assurance that the UCC will support the Company’s positions on matters to be presented to the Bankruptcy Court in the future or in regard to any plan of reorganization.

Plan of Reorganization

In order for the Debtors to emerge successfully from chapter 11, the Debtors must among other things, obtain the Bankruptcy Court’s approval of a plan of reorganization, which will enable the Debtors to transition

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

from chapter 11 into ordinary course operations outside of bankruptcy. In connection with a plan of reorganization, the Company may require a new credit facility, or “exit financing.” The Company’s ability to obtain such approval and financing will depend on, among other things, the timing and outcome of various ongoing matters related to the Bankruptcy Filing. A plan of reorganization determines the rights and satisfaction of claims of various creditors and security holders, and is subject to the ultimate outcome of negotiations and Bankruptcy Court decisions ongoing through the date on which the plan of reorganization is confirmed.

The Debtors filed a proposed plan of reorganization and related disclosure statement with the Bankruptcy Court on April 13, 2017. The Debtors subsequently filed an amended plan of reorganization and disclosure statement on August 7, 2017. In addition, on August 6, 2017, the Debtors entered into a Plan Support Agreement (“PSA”) with holders of more than 50% of first lien debt of the Company, pursuant to which such holders, when solicited, will vote in favor of and support the amended plan of reorganization. The Bankruptcy Court approved the amended disclosure statement on August 25, 2017, and allowed the Debtors to commence solicitation on their plan of reorganization, which solicitation began on September 8, 2017. Additionally, on August 25, 2017, the Bankruptcy Court approved the PSA, which became effective and binding upon court approval. There can be no assurance that the Debtors will be able to secure approval for the Debtors’ proposed plan of reorganization from the Bankruptcy Court or that the Debtors’ proposed plan of reorganization will be accepted by the Debtors’ key creditor groups.

Chief Executive Officer

In August 2017, the Company announced a CEO succession plan. Effective October 1, 2017, Kevin Kennedy will retire as Chief Executive Officer and be succeeded by Jim Chirico, who is currently Chief Operating Officer and Global Sales Leader. Mr. Kennedy will also retire from the Board of Directors but will continue as an advisor to the Company. Mr. Chirico will join the Board effective October 1, 2017.

Chief Restructuring Officer

In September 2016, the Company engaged Eric Koza of Zolfo Cooper Management, LLC as Chief Restructuring Officer to assist with restructuring and perform an assessment of the Company’s capital structure. Following the Bankruptcy Filing, Mr. Koza was tasked to assist in the development, implementation and execution of the Company’s plan of reorganization.

Going Concern

The Company’s debt obligations and uncertainties related to the bankruptcy process raise substantial doubt about its ability to continue as a going concern. The accompanying Consolidated Financial Statements of the Company have been prepared on a basis that assumes that the Company will continue as a going concern and contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

At September 30, 2016, the Company had certain debt obligations totaling $617 million that have a stated due date of October 26, 2017. The Company’s cash position as of September 30, 2016 and projected operating cash flows are inadequate to meet these obligations. The Company’s debt service obligations raise substantial doubt as to the Company’s ability to continue as a going concern. As discussed in Note 10 “Financing Arrangements,” the Company’s credit facilities contain various covenants that, among other matters, require the Company to deliver timely audited financial statements, which shall not be subject to any “going concern” qualification. Because the Company had not delivered timely audited financial statements and the Report of Independent Auditors with respect to these consolidated financial statements includes an explanatory paragraph expressing uncertainty as to the Company’s ability to continue as a going concern, the Company is in violation of this and the other covenants identified in the Notice of Default. Consequently, all debt outstanding under the credit facilities and the indentures governing the senior secured notes has been classified as current liabilities.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

On December 29, 2016, the Company issued a Notice of Default under its Senior Secured Credit Agreement, the Domestic ABL, and the Foreign ABL. The Notice of Default was issued as a result of the Company’s failure to deliver audited financial statements, other financial reports, and compliance certifications as required by the aforementioned credit agreements. As a result of the Notice of Default, the Company’s ability to obtain additional borrowings under the Company’s Domestic ABL and Foreign ABL was suspended by the lenders. In addition, the Bankruptcy Filing constituted an event of default that accelerated certain payments of the Company’s obligations including: (i) the Senior Secured Credit Agreement, (ii) the Domestic ABL, (iii) the Foreign ABL and (iv) the Senior Secured Notes.

The credit agreements and indentures governing the Senior Secured Notes provides that as a result of the petition, the principal and interest due thereunder shall be immediately due and payable. However, any efforts to enforce such payment obligations under the credit agreements and indentures governing the Senior Secured Notes are automatically stayed as a result of the petition, and the creditors’ rights of enforcement in respect of the credit agreements and indentures governing the Senior Secured Notes are subject to the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court.

The Company’s ability to continue as a going concern is contingent upon, among other things, its ability to (i) develop a plan of reorganization and obtain required creditor acceptance and confirmation under the Bankruptcy Code, (ii) successfully implement such plan of reorganization, (iii) reduce debt and other liabilities through the bankruptcy process, (iv) return to profitability, (v) generate sufficient cash flow from operations, and (vi) obtain financing sources sufficient to meet the Company’s future obligations. The Company’s debt obligations and uncertainties related to the bankruptcy process raise substantial doubt about its ability to continue as a going concern.

As a result of the Bankruptcy Filing, the realization of assets and the satisfaction of liabilities are subject to uncertainty. While operating as debtors-in-possession pursuant to the Bankruptcy Code, the Company may sell or otherwise dispose of or liquidate assets or settle liabilities, subject to the approval of the Bankruptcy Court or as otherwise permitted in the ordinary course of business, for amounts other than those reflected in the Consolidated Financial Statements. In particular, such financial statements do not purport to show (i) as to assets, the realization value on a liquidation basis or availability to satisfy liabilities, (ii) as to liabilities arising prior to the Petition Date, the amounts that may be allowed for claims or contingencies, or the status and priority thereof, (iii) as to shareholders’ equity accounts, the effect of any changes that may be made in the Company’s capitalization, or (iv) as to operations, the effects of any changes that may be made in the underlying business. A confirmed plan of reorganization would likely cause material changes to the amounts currently disclosed in the Consolidated Financial Statements. Further, the plan of reorganization could materially change the amounts and classifications reported in the historical consolidated financial statements, which do not give effect to any adjustments to the carrying value of assets or amounts of liabilities that might be necessary as a consequence of confirmation of a plan of reorganization. The accompanying Consolidated Financial Statements do not include any direct adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern or as a consequence of the Bankruptcy Filing.

Sale of Networking Business

On March 7, 2017, the Company entered into an agreement with Extreme Networks, Inc. (“Extreme”) related to the proposed sale of the Company’s Networking business subject to certain working capital and other price adjustments. The Company’s Networking business is comprised of certain assets of the Company’s Networking segment, along with the maintenance and professional services of the Networking Business, which are part of the AGS segment. On April 4, 2017, the Bankruptcy Court authorized the purchase agreement, approved the auction procedures and established the sale hearing date. On May 31, 2017, the Bankruptcy Court issued an order authorizing the sale of the Company’s Networking business to Extreme, therefore, the assets and liabilities are reflected as held for sale on the Company’s Consolidated Balance Sheet as of June 30, 2017. The

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

sale closed on July 14, 2017, but certain immaterial local asset and employee transfers will occur over the next several months. Accordingly, Extreme paid the Company approximately $70 million, deposited approximately $10 million in an indemnity escrow account and assumed certain liabilities of $20 million, consisting primarily of lease obligations.

2. Summary of Significant Accounting Policies

Use of Estimates

Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and revenue and expenses during the periods reported. These estimates include assessing the collectability of accounts receivable, sales returns and allowances, the use and recoverability of inventory, the realization of deferred tax assets, business restructuring reserves, pension and postretirement benefit costs, the fair value of equity compensation, the fair value of assets and liabilities acquired in business combinations, the recoverability of long-lived assets, and useful lives and impairment of tangible and intangible assets including goodwill, the amount of exposure from potential loss contingencies, and fair value measurements, among others. The markets for the Company’s products are characterized by intense competition, rapid technological development and frequent new product introductions, all of which could affect the future recoverability of the Company’s assets. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the Consolidated Financial Statements in the period they are determined to be necessary. Actual results could differ from these estimates.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of Avaya Holdings Corp. and its subsidiaries. In the event that the Company is a primary beneficiary of a variable interest entity, the assets, liabilities, and results of operations of the variable interest entity will be included in the Company’s Consolidated Financial Statements. All intercompany transactions and balances have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform to the current presentation.

Acquisition Accounting

The Company accounts for business combinations using the acquisition method, which requires an allocation of the purchase price of an acquired entity to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. Goodwill represents the excess of the purchase price over the net tangible and intangible assets acquired.

Revenue Recognition

The Company derives revenue primarily from the sale of software products and related services for communications systems and applications. The Company’s products are sold directly through its worldwide sales force and indirectly through its global network of channel partners, including distributors, service providers, dealers, value-added resellers, systems integrators and business partners that provide sales and services support. Services include (i) supplemental maintenance service, including services provided under contracts to monitor and optimize customers’ communications network performance; (ii) professional services for implementation and integration of converged voice and data networks, network security and unified communications; and (iii) private cloud and managed services. Maintenance contracts have terms that range from one to five years. Contracts for professional services typically have terms that range from four to six weeks for standard products and from six months to one year for customized products. Contracts for private cloud and managed services have terms that range from one to seven years.

In accordance with GAAP, revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectability is reasonably assured. For arrangements

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

that require acceptance of the product, system, or solution as specified by the customer, revenue is deferred until the acceptance criteria have been met.

The Company’s indirect sales to channel partners are generally recognized at the time of shipment if all contractual obligations have been satisfied. The Company accrues a provision for estimated sales returns and other allowances, including promotional marketing programs and other incentives as a reduction of revenue at time of sale. When estimating returns, the Company considers customary inventory levels held by third-party distributors.

The Company enters into multiple deliverable arrangements, which may include various combinations of products, software and services. Most product and service deliverables qualify as separate units of accounting and can be sold on a standalone basis. A deliverable constitutes a separate unit of accounting when it has standalone value and, where return rights exist, delivery or performance of the undelivered items is considered probable and substantially within the Company’s control. When the Company sells products with implementation services, they are generally combined as one or more units of accounting, depending on the nature of the services and the customer’s acceptance requirements.

The Company’s products may have both software and non-software components that function together to deliver the products’ essential functionality. For these multiple deliverable arrangements, the Company allocates revenue to the deliverables based on their relative selling prices. To the extent that a deliverable is subject to specific guidance on whether and/or how to allocate the consideration in a multiple element arrangement, that deliverable is accounted for in accordance with such specific guidance. The Company limits the amount of revenue recognition for delivered items to the amount that is not contingent on the future delivery of products or services or meeting other future performance obligations.

The Company allocates revenue based on a selling price hierarchy of vendor-specific objective evidence, third-party evidence, and then estimated selling price. Vendor-specific objective evidence is based on the price charged when the deliverable is sold separately. Third-party evidence is based on largely interchangeable competitor products or services in standalone sales to similarly situated customers. As the Company is unable to reliably determine what competitors products’ selling prices are on a standalone basis, the Company is not typically able to determine third-party evidence. Estimated selling price is based on the Company’s best estimates of what the selling prices of deliverables would be if they were sold regularly on a standalone basis. Estimated selling price is established considering multiple factors including, but not limited to, pricing practices in different geographies and through different sales channels, major product and services groups, and customer classifications.

Once the Company allocates revenue to each deliverable, the Company recognizes revenue in accordance with its policies when all revenue recognition criteria are met. Product revenue is generally recognized upon delivery and maintenance services revenue is generally recognized ratably over the period during which the services are performed, whereas revenue from private cloud and managed services is generally recognized based on usage, subject to contractual minimums. However, revenue for professional services arrangements is generally recognized upon completion of performance and revenue for arrangements that require acceptance of the product, system or solution, is recognized when the acceptance criteria have been met.

Standalone or subsequent sales of software or software-related items are recognized in accordance with the software revenue recognition guidance. For multiple deliverable arrangements that only include software items, the Company generally uses the residual method to allocate the arrangement consideration. Under the residual method, the amount of consideration allocated to the delivered items equals the total arrangement consideration, less the fair value of the undelivered items. Where vendor-specific objective evidence of fair value for the undelivered items cannot be determined, the Company generally defers revenue until all items are delivered and services have been performed, or until such evidence of fair value can be determined for the undelivered items.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

Cash and Cash Equivalents

All highly liquid investments with original maturities of three months or less at the date of purchase are classified as cash equivalents.

Concentrations of Risk

The Company’s cash and cash equivalents are maintained with several financial institutions. Deposits held at banks may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and are maintained with financial institutions with reputable credit and therefore bear minimal credit risk. The Company seeks to mitigate such risks by spreading its risk across multiple counterparties and monitoring the risk profiles of these counterparties.

The Company, from time to time, may enter into derivative financial instruments with high credit quality financial institutions to manage short-term foreign exchange rate and interest rate risk and is exposed to losses in the event of nonperformance by the counterparties to these contracts. To date, no counterparty has failed to meet its obligations to the Company.

The Company relies on a limited number of contract manufacturers and suppliers to provide manufacturing services for its products. The inability of a contract manufacturer or supplier to fulfill supply requirements of the Company could materially impact future operating results.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded net of reserves for sales returns and allowances and provisions for doubtful accounts. The Company performs ongoing credit evaluations of its customers and generally does not require collateral from its customers. The allowances are based on analyses of historical trends, aging of accounts receivable balances and the creditworthiness of customers as determined by credit checks, analyses, and payment history. At September 30, 2016 and 2015, one distributor accounted for approximately 14% of accounts receivable.

Inventory

Inventory includes goods awaiting sale (finished goods), equipment that is being installed at customer locations for various installations that are not yet complete and goods to be used in connection with providing maintenance services. Inventory is stated at the lower of cost or market, determined on a first-in, first-out method. Reserves to reduce the inventory cost to market value are based on current inventory levels, assumptions about future demand and product life cycles for the various inventory types.

As discussed in detail in Note 21, “Commitments and Contingencies-Purchase Commitments and Termination Fees,” the Company has outsourced the manufacturing of substantially all of its products and may be obligated to purchase certain excess inventory levels from its outsourced manufacturers if actual sales of product vary from forecast, in which case additional inventory provisions may need to be recorded in the future.

Research and Development Costs

Research and development costs are charged to expense as incurred. The costs incurred for the development of communications software that will be sold, leased or otherwise marketed, however, are capitalized when technological feasibility has been established in accordance with FASB ASC Topic 985, “Software”. These capitalized costs are subject to an ongoing assessment of recoverability based on anticipated future revenues and costs and changes in hardware and software technologies. Costs that are capitalized include direct labor and related overhead.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

Amortization of capitalized software development costs begins when the product is available for general release to customers. Amortization is recognized on a product-by-product basis generally on the straight-line method over a period of up to two years. Unamortized software development costs determined to be in excess of net realizable value of the product are expensed immediately. Included in other assets at September 30, 2016 and 2015 is unamortized software development costs of $2 million and $1 million, respectively.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is determined using a straight-line method over the estimated useful lives of the assets. Estimated lives range from two to ten years for machinery and equipment, up to five years for rental equipment, and the remaining lease term for acquired buildings under a capital lease. Improvements that extend the useful life of assets are capitalized and maintenance and repairs are charged to expense as incurred. Upon retirement or disposal of assets, the cost and related accumulated depreciation are removed from the Consolidated Balance Sheets and any gain or loss is reflected in the Consolidated Statements of Operations.

Internal Use Software

The Company capitalizes costs associated with software developed or obtained for internal use when the preliminary project stage is completed and it is determined that the software will provide enhanced capabilities and modifications. Internal use software is amortized on a straight-line basis generally over five to seven years. Costs capitalized include payroll and related benefits, third-party development fees and acquired software and licenses. General and administrative costs, overhead, maintenance and training, and the cost of the software that does not add functionality to existing systems, are expensed as incurred. The Company had unamortized internal use software costs included in Property, Plant and Equipment, net in the Consolidated Balance Sheets of $75 million and $71 million as of September 30, 2016 and 2015, respectively.

Goodwill

Goodwill is not amortized but is subject to periodic testing for impairment in accordance with FASB ASC Topic 350, “Intangibles-Goodwill and Other” (“ASC 350”) at the reporting unit level, which is one level below the Company’s operating segments. The assessment of goodwill impairment is conducted by estimating and comparing the fair value of the Company’s reporting units, as defined in ASC 350, to their carrying amounts as of that date. The test for impairment is conducted annually each July 1st and more frequently if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

Intangible and Long-lived Assets

Intangible assets include acquired technology, customer relationships, trademarks and trade names and other intangibles. Intangible assets with finite lives are amortized using the straight-line method over the estimated economic lives of the assets, which range from two to fifteen years. Long-lived assets, including intangible assets with finite lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable in accordance with FASB ASC Topic 360, “Property, Plant, and Equipment.” Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of an impairment loss for long-lived assets that management expects to hold and use is based on the estimated fair value of the asset. Long-lived assets to be disposed of are reported at the lower of carrying amount or estimated fair value less costs to sell. Intangible assets determined to have indefinite useful lives are not amortized but are tested for impairment annually each July 1st, and more frequently if events occur or circumstances change that indicate an asset may be impaired. The estimated useful lives of intangible and long-lived assets are based on many factors including assumptions regarding the effects of obsolescence, demand, competition and other economic factors,

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

expectations regarding the future use of the asset, and the Company’s historical experience with similar assets. The assumptions used to determine the estimated useful lives could change due to numerous factors including product demand, market conditions, technological developments, economic conditions and competition.

Financial Instruments

The Company, from time to time, utilizes foreign currency forward contracts primarily to hedge fluctuations associated with certain monetary assets and liabilities including receivables, payables and certain intercompany obligations. As permitted under FASB ASC Topic 815 “Derivatives and Hedging,” the Company has elected not to designate its foreign currency forward contracts as hedges thereby precluding the use of hedge accounting for these instruments. Changes in fair value of these contracts are recorded as a component of other income (expense), net to offset the change in the value of the underlying asset and liabilities.

As discussed more fully in Note 16, “Capital Stock,” the Company has issued Series B Convertible Preferred Stock (“preferred series B”) containing certain features, which are considered an embedded derivative under GAAP. This embedded derivative was separated from the host contract (i.e. the preferred stock) and recognized as a current liability on the Consolidated Balance Sheet at fair value. Gains and losses on the changes in the fair value of the embedded derivative are included in other income (expense), net.

The Company also utilizes non-derivative financial instruments including letters of credit and commitments to extend credit.

Restructuring Programs

The Company accounts for exit or disposal of activities in accordance with FASB ASC Topic 420, “Exit or Disposal Cost Obligations” (“ASC 420”). In accordance with ASC 420, a business restructuring is defined as an exit or disposal activity that includes but is not limited to a program that is planned and controlled by management and materially changes either the scope of a business or the manner in which that business is conducted. Business restructuring charges include (i) one-time termination benefits related to employee separations, (ii) contract termination costs and (iii) other costs associated with exit or disposal activities including, but not limited to, costs for consolidating or closing facilities and relocating employees.

A liability is recognized and measured at its fair value for one-time termination benefits once the plan of termination is communicated to affected employees and it meets all of the following criteria: (i) management commits to a plan of termination, (ii) the plan identifies the number of employees to be terminated and their job classifications or functions, locations and the expected completion date, (iii) the plan establishes the terms of the benefit arrangement and (iv) it is unlikely that significant changes to the plan will be made or the plan will be withdrawn. Contract termination costs include costs to terminate a contract or costs that will continue to be incurred under the contract without benefit to the Company. A liability is recognized and measured at its fair value when the Company either terminates the contract or ceases using the rights conveyed by the contract. A liability is recognized and measured at its fair value for other associated costs in the period in which the liability is incurred.

Pension and Postretirement Benefit Obligations

The Company sponsors non-contributory defined benefit pension plans covering a portion of its U.S. employees and retirees, and postretirement benefit plans covering a portion of its U.S. retirees that include healthcare benefits and life insurance coverage. Certain non-U.S. operations have various retirement benefit programs covering substantially all of their employees. Some of these programs are considered to be defined benefit pension plans for accounting purposes.

The Company’s pension and postretirement benefit costs are developed from actuarial valuations. Inherent in these valuations are key assumptions, including the discount rate and expected long-term rate of return on plan

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

assets. Material changes in pension and postretirement benefit costs may occur in the future due to changes in these assumptions, changes in the number of plan participants, changes in the level of benefits provided, changes in asset levels and changes in legislation.

The market-related value of the Company’s plan assets as of the measurement date is developed using a five-year smoothing technique. First, a preliminary market-related value is calculated by adjusting the market-related value at the beginning of the year for payments to and from plan assets and the expected return on assets during the year. The expected return on assets represents the expected long-term rate of return on plan assets adjusted up to plus or minus 2% based on the actual ten-year average rate of return on plan assets. A final market-related value is determined as the preliminary market-related value, plus 20% of the difference between the actual return and expected return for each of the past five years.

These pension and other postretirement benefits are accounted for in accordance with FASB ASC Topic 715, “Compensation—Retirement Benefits” (“ASC 715”). ASC 715 requires that plan assets and obligations be measured as of the reporting date and the over-funded, under-funded or unfunded status of plans be recognized as of the reporting date as an asset or liability in the Consolidated Balance Sheets. In addition, ASC 715 requires costs and related obligations and assets arising from pensions and other postretirement benefit plans to be accounted for based on actuarially-determined estimates.

The plans use different factors, including years of service, eligible compensation and age, to determine the benefit amount for eligible participants. The Company funds its U.S. pension plans in compliance with applicable laws. See Note 14, “Benefit Obligations,” for a discussion of the Company’s pension and postretirement plans.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising costs were $59 million, $57 million and $68 million in fiscal 2016, 2015 and 2014, respectively.

Share-based Compensation

The Company accounts for share-based compensation in accordance with FASB Topic ASC 718, “Compensation—Stock Compensation,” which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors including stock options, restricted stock units and stock purchases based on estimated fair values.

Equity Awards on Redeemable Shares

The Company issued equity awards, including restricted stock units and stock options, to employees of the Company that had a provision allowing, upon the employees’ death or disability during employment, their estates to sell any shares obtained as a result of the equity award to the Company at an amount equal to the then current fair value per share as long as the sale is done pursuant to the terms and conditions of the Management Stockholder’s Agreement. As a result of this provision, the Company classifies the vested portion of the intrinsic value of these stock options and restricted stock units in the mezzanine section between debt and stockholders’ deficiency in the Consolidated Balance Sheets.

Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

tax assets and liabilities of a change in tax rates is recognized in the Consolidated Statements of Operations in the period that includes the enactment date. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets if it is more likely than not that such assets will not be realized. Additionally, the accounting for income taxes requires the Company to evaluate and make an assertion as to whether undistributed foreign earnings will be indefinitely reinvested or repatriated.

FASB ASC Subtopic 740-10, “Income Taxes—Overall” (“ASC 740-10”) prescribes a comprehensive model for the financial statement recognition, measurement, classification, and disclosure of uncertain tax positions. ASC 740-10 contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, based on the technical merits of the position. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement.

Significant judgment is required in evaluating uncertain tax positions and determining the provision for income taxes. Although the Company believes its reserves are reasonable, no assurance can be given that the final tax outcome of these matters will not be different from that which is reflected in the historical income tax provision and accruals. The Company adjusts its estimated liability for uncertain tax positions periodically due to new information discovered from ongoing examinations by, and settlements with various taxing authorities, as well as changes in tax laws, regulations and interpretations. The Company’s policy is to recognize, when applicable, interest and penalties on uncertain tax positions as part of income tax expense.

As part of the Company’s accounting for business combinations, some of the purchase price is allocated to goodwill and intangible assets. Impairment expenses associated with goodwill are generally not tax deductible and will result in an increased effective income tax rate in the fiscal period any impairment is recorded. The income tax benefit from future releases of the acquisition date valuation allowances or income tax contingencies, if any, are reflected in the income tax provision in the Consolidated Statements of Operations, rather than as an adjustment to the purchase price allocation.

Net Loss Per Share

Basic net loss per share from continuing and discontinued operations is computed by dividing the net loss attributable to common stockholders by the weighted average number of common shares outstanding during the period. Net loss attributable to common stockholders is adjusted (increased) for preferred stock dividends earned during the period. Diluted loss per share from continuing and discontinued operations is computed by dividing the net loss attributable to common stockholders by the weighted average number of common shares outstanding plus potentially dilutive common shares.

Deferred Financing Costs

Deferred financing costs are amortized using the effective interest method as interest expense over the contractual lives of the related credit facilities. Deferred financing costs related to a debt liability are presented on the balance sheet as a reduction of the carrying amount of that debt liability and deferred financing costs related to revolving credit facilities are included within other assets.

As discussed in Note 1, “Background and Basis of Presentation—Basis of Presentation,” the Company is in violation of certain covenants identified in the Notice of Default. Consequently, all debt outstanding under the credit facilities and the indentures governing the Senior Secured Notes and unamortized deferred financing costs have been classified as current liabilities. All unamortized deferred financing costs related to revolving credit facilities are included within other current assets.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

Foreign Currency Translation

Assets and liabilities of non-U.S. subsidiaries that operate in a local currency environment, where the local currency is the functional currency, are translated from foreign currencies into U.S. dollars at period-end exchange rates while income and expenses are translated at the spot rate. Translation gains or losses related to net assets located outside the U.S. are shown as a component of accumulated other comprehensive loss in the Consolidated Statements of Changes in Stockholders’ Deficiency. Gains and losses resulting from foreign currency transactions, which are denominated in currencies other than Avaya’s functional currency, are included in other income (expense), net in the Consolidated Statements of Operations.

Other Comprehensive Income (Loss)

Other comprehensive income (loss) is recorded in accumulated other comprehensive loss within the stockholders’ deficiency on the consolidated Balance Sheet and primarily includes unrealized gains and losses excluded from the Consolidated Statements of Operations. These unrealized gains and losses consist of changes in foreign currency translation, and changes in unamortized pension, postretirement and postemployment actuarial gains and losses.

3. Recent Accounting Pronouncements

New Standards Recently Adopted

In the first quarter of fiscal 2016, the Company adopted Accounting Standards Update (“ASU”) No. 2015-01 “Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items.” The standard eliminated the concept of extraordinary items. The adoption of this standard did not have a material effect on the Company’s Consolidated Financial Statements.

In the third quarter of fiscal 2016, the Company adopted ASU No. 2015-17, “Income Taxes: Balance Sheet Classification of Deferred Taxes.” The standard simplified the balance sheet presentation of deferred income tax assets and liabilities requiring them to be classified as noncurrent. The new standard has been adopted on a prospective basis by the Company, thus resulting in the reclassification of $27 million of current deferred tax assets and $3 million of current deferred tax liabilities to noncurrent on the accompanying Consolidated Balance Sheets. The prior reporting period was not retrospectively adjusted. The adoption of this guidance had no effect on the Company’s Consolidated Statements of Operations or Consolidated Statements of Comprehensive Income.

In the fourth quarter of fiscal 2016, the Company adopted ASU No. 2015-07, “Fair Value Measurement: Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share.” This amendment removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The amendment also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. The amendment was applied retrospectively. See Note 14, “Benefit Obligations” for further details.

Recent Standards Not Yet Effective

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers.” The standard supercedes most of the current revenue recognition guidance under GAAP and is intended to improve and converge with international standards the financial reporting requirements for revenue from contracts with customers. The core principle of the new guidance is that an entity should recognize revenue to depict the transfer of control of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. New disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers are also

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

required. During 2016, the FASB issued several standards that clarify certain aspects of ASU No. 2014-09, “Revenue from Contracts with Customers” but do not change the original standard, and which include ASU No. 2016-08, “Principal versus Agent Considerations (Reporting Revenue Gross versus Net)” issued in March 2016, ASU No. 2016-10, “Identifying Performance Obligations and Licensing” issued in April 2016 and ASU No. 2016-12, “Narrow-Scope Improvements and Practical Expedients” issued in May 2016. This new guidance is effective for the Company beginning in the first quarter of fiscal 2019. Early adoption is permitted in the first quarter of fiscal 2018. The ASU may be applied retrospectively (a) to each reporting period presented or (b) with the cumulative effect in retained earnings at the beginning of the adoption period.

We currently anticipate adoption of the new standard effective October 1, 2018 using the modified retrospective method where the cumulative effect is recorded to retained earnings at the beginning of the adoption period. Adoption of the standard is dependent on completion of a detailed accounting assessment, the success of the design and implementation phase for changes to the Company’s processes, internal controls, system functionality and the completion of our analysis of information necessary to assess the overall impact of adoption of this guidance on our Consolidated Financial Statements.

We continue to make progress on detailed contract reviews within the accounting assessment phase to identify the required changes to accounting policy, disclosures and the impact of the ASU, including any recently issued amendments, on our consolidated financial statements. We have reached preliminary conclusions on certain accounting assessments and we will continue to monitor and assess the impact of changes to the standard and interpretations as they become available. We expect revenue recognition related to our standalone product shipments and maintenance services to remain substantially unchanged. However, we continue to evaluate our preliminary conclusion and we are currently assessing the impact on our other sources of revenue recognition.

In August 2014, the FASB issued ASU No. 2014-15, “Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern.” The standard requires management to evaluate, at each annual and interim reporting period, a company’s ability to continue as a going concern within one year of the date the financial statements are issued and provide related disclosures. This accounting guidance is effective for the Company on a prospective basis beginning with the fiscal 2017 annual financial statements. The Company is currently evaluating the impact that the adoption of this standard may have on its Consolidated Financial Statements.

In April 2015, the FASB issued ASU No. 2015-05, “Intangibles-Goodwill and Other-Internal-Use Software.” The standard amended the existing accounting standards for intangible assets and provides explicit guidance to customers in determining the accounting for fees paid in a cloud computing arrangement, wherein the arrangements that do not convey a software license to the customer are accounted for as service contracts. This standard is effective for the Company beginning in the first quarter of fiscal 2017. The Company is currently evaluating the impact that the adoption of this standard may have on its Consolidated Financial Statements.

In July 2015, the FASB issued ASU No. 2015-11, “Simplifying the Measurement of Inventory.” The standard simplifies the measurement of inventory, by requiring that inventory be measured at the lower of cost and net realizable value as opposed to lower of cost or market. This standard is effective for the Company beginning in the first quarter of fiscal 2018 and is not expected to have a material effect on its Consolidated Financial Statements.

In September 2015, the FASB issued ASU No. 2015-16, “Business Combinations Simplifying the Accounting for Measurement-Period Adjustments.” The standard requires that an acquirer recognize measurement-period adjustments in the period in which the adjustments are determined. The income effects of such measurement-period adjustments are to be recorded in the same period’s financial statements but calculated as if the accounting had been completed as of the acquisition date. The impact of measurement-period adjustments to earnings that relate to prior period financial statements are to be presented separately on the income statement or disclosed by line item. This standard is effective for the Company on a prospective basis

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

beginning in the first quarter of fiscal 2017 and is not expected to have a material effect on its Consolidated Financial Statements.

In January 2016, the FASB issued ASU No. 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities.” The standard requires that all equity securities with readily determinable fair values, except for those accounted for under the equity method, be measured at fair value with changes reported in net income. This standard is effective for the Company by means of a cumulative adjustment to the balance sheet in the first quarter of fiscal 2019 and is not expected to have a material effect on its Consolidated Financial Statements.

In February 2016, the FASB issued ASU No. 2016-02, “Leases.” The standard requires the recognition of assets and liabilities for all leases with lease terms of more than 12 months. This standard is effective for the Company in the first quarter of fiscal 2020 by means of a modified retrospective approach with early adoption permitted. The Company is currently evaluating the method of adoption and the effect that the adoption of this standard may have on its Consolidated Financial Statements.

In March 2016, the FASB issued ASU No. 2016-06, “Contingent Put and Call Options in Debt Instruments.” The standard clarified the assessment of whether an embedded contingent put or call option requires separate accounting from its debt host. This standard is effective for the Company in the first quarter of fiscal 2018 by means of a modified retrospective approach and is not expected to have a material effect on its Consolidated Financial Statements.

In March 2016, the FASB issued ASU No. 2016-07, “Simplifying the Transition to the Equity Method of Accounting.” The standard eliminates the requirement to apply the equity method of accounting retrospectively when significant influence over a previously held investment is obtained. This standard is effective for the Company in the first quarter of fiscal 2018 on a prospective basis and is not expected to have a material effect on its Consolidated Financial Statements.

In March 2016, the FASB issued ASU No. 2016-09, “Improvements to Employee Share-Based Payment Accounting.” This standard simplifies the accounting for share-based payments and their presentation in the statement of cash flows. This standard is effective for the Company in the first quarter of fiscal 2018 and must be applied retrospectively to each accounting period presented. The guidance pertaining to the statement of cash flows may be applied retrospectively or prospectively in the year of adoption. The Company is currently evaluating the method of adoption and the effect that the adoption of this standard may have on its Consolidated Financial Statements.

In June 2016, the FASB issued ASU No. 2016-13, “Measurement of Credit Losses on Financial Instruments.” This standard, which requires entities to estimate all expected credit losses for certain types of financial instruments, including trade receivables, held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. The standard also expands the disclosure requirements to enable users of financial statements to understand the entity’s assumptions, models and methods for estimating expected credit losses. This standard is effective for the Company in the first quarter of fiscal 2021 on a prospective basis. The Company is currently evaluating the impact that the adoption of this standard may have on its Consolidated Financial Statements.

In August 2016, the FASB issued ASU No. 2016-15, “Classification of Certain Cash Receipts and Cash Payments.” This standard addressed the appropriate classification of certain cash flows as operating, investing, or financing. This standard is effective for the Company in the first quarter of fiscal 2019 and must be applied retrospectively to each accounting period presented and is not expected to have a material effect on its Consolidated Financial Statements.

In October 2016, the FASB issued ASU No. 2016-16, “Intra-Entity Transfers of Assets Other Than Inventory.” This standard requires an entity to recognize the income tax consequences of an intra-entity transfer

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

of an asset, other than inventory, when the transfer occurs. This standard is effective for the Company in the first quarter of fiscal 2019 on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the period of adoption. The Company is currently evaluating the impact that the adoption of this standard may have on its Consolidated Financial Statements.

In November 2016, the FASB issued ASU No. 2016-18, “Statement of Cash Flows: Restricted Cash.” This standard requires the statement of cash flows to explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. This standard is effective for the Company beginning in the first quarter of fiscal 2019, early adoption is permitted. This standard is to be applied through a retrospective transition method to each period presented. The Company is currently evaluating the impact that the adoption of this standard may have on its Consolidated Financial Statements.

In January 2017, the FASB issued ASU No. 2017-01, “Business Combinations Clarifying the Definition of a Business.” This standard clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. This standard is effective for the Company beginning in the first quarter of fiscal 2019. The Company is currently evaluating the impact that the adoption of this standard may have on its Consolidated Financial Statements.

In January 2017, the FASB issued ASU No. 2017-04, “Simplifying the Test for Goodwill Impairment” (“ASU 2017-04”). This standard removes Step 2 of the goodwill impairment test, which requires the assessment of fair value of individual assets and liabilities of a reporting unit to measure goodwill impairments. Goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value. The Company early adopted this standard beginning in the third quarter of fiscal 2017.

4. Business Combinations

IT Navigator Ltd.

On October 1, 2013, Avaya acquired IT Navigator, Ltd. (“IT Navigator”), a global provider of cloud, social media and management products and services. The integration of the Avaya and IT Navigator portfolios has added key management reporting and social media capabilities and enhanced Avaya’s cloud as well as its unified communication and contact center products. These audited Consolidated Financial Statements include the operating results of IT Navigator since October 1, 2013.

Other Acquisitions

During fiscal 2016, 2015 and 2014, the Company completed several other acquisitions primarily to enhance the Company’s technology portfolio, which had an aggregate purchase price of $3 million, $37 million and $2 million, respectively.

Acquired intangible assets among other acquisitions were $5 million, $13 million and $2 million during fiscal 2016, 2015 and 2014, respectively. The acquired intangible assets are being amortized over a weighted average useful life of 3 years, on a straight-line basis. No in-process research and development was acquired in the acquisitions.

The excess of the purchase price over the assessment of the net tangible and intangible assets acquired in connection with these other acquisitions resulted in no goodwill in fiscal 2016, $30 million of goodwill in fiscal 2015 and no goodwill in fiscal 2014, respectively. The premiums paid by the Company in the transactions are

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

largely attributable to the acquisition of assembled workforces and the synergies and economies of scale provided to a market participant, particularly as it pertains to marketing efforts and customer base. None of the goodwill is deductible for tax purposes.

These Consolidated Financial Statements include the operating results of the acquired entities since their respective acquisition dates. The revenues and expenses specific to these businesses and their pro forma results are not material to these Consolidated Financial Statements.

5. Divestitures

IT Professional Services Business

On March 31, 2014, the Company completed the sale of the IT Professional Services (“ITPS”) business of its wholly-owned subsidiary, Avaya Government Solutions Inc. for a final sales price of $101 million, inclusive of $3 million of working capital adjustments and net of $2 million in costs to sell. The ITPS business, which was part of the AGS segment, provides specialized information technology services exclusively to government customers in the U.S. The Company retained its Federal product sales and services teams and continues to sell unified communications, collaboration, contact center and networking products and services to Federal, state and municipal governments under the name Avaya Government Solutions.

As a result of the divestiture of the ITPS business, the results of operations and cash flows of the ITPS business have been classified as discontinued operations in all periods presented.

Discontinued Operations

Summarized financial information relating to the Company’s discontinued operations are as follows:

In millions	Fiscal year ended September 30, 2014
SERVICES REVENUE	$53

OPERATING INCOME FROM DISCONTINUED OPERATIONS	$7
Gain on sale of ITPS business	52

INCOME FROM DISCONTINUED OPERATIONS BEFORE INCOME TAXES	59
Benefit from income taxes from discontinued operations	3

INCOME FROM DISCONTINUED OPERATIONS, NET OF INCOME TAXES	$62

Technology Business Unit

On July 31, 2014, Avaya completed the sale of assets and liabilities associated with the Technology Business Unit (“TBU”) for $26 million. As a result of the sale, a $14 million gain was recognized and included in other income (expense), net in the Consolidated Statements of Operations during fiscal 2014. TBU is a software development business that licenses technologies to developers for their use and integration into their own products and includes protocol stacks, client framework solutions, and network testing and monitoring tools.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

6. Goodwill

The changes in the carrying amount of goodwill by operating segment are as follows:

In millions	Global Communications Solutions	Networking	Avaya Global Services	Total
Balance as of October 1, 2014	$1,509	$—	$2,538	$4,047
Acquisitions	30	—	—	30
Adjustments	(3)	—	—	(3)

Balance as of September 30, 2015	1,536	—	2,538	4,074
Impairment	(442)	—	—	(442)
Adjustments	(2)	—	(1)	(3)

Balance as of September 30, 2016	$1,092	$—	$2,537	$3,629

Balance as of September 30, 2016
Goodwill	$2,668	$—	$2,537	$5,205
Accumulated Impairment	(1,576)	—	—	(1,576)

	$1,092	$—	$2,537	$3,629

“Adjustments” substantially pertain to the reversal of business restructuring reserves, tax valuation allowances and the impact of foreign currency fluctuations.

The impairment test for goodwill is a two-step process. Step one consists of a comparison of the fair value of a reporting unit with its carrying amount, including the goodwill allocated to that reporting unit. The Company estimated the fair value of each reporting unit using an income approach, which values the reporting unit based on the future cash flows expected from that reporting unit. Future cash flows are based on forward-looking information regarding market share and costs for each reporting unit and are discounted using an appropriate discount rate in a discounted cash flows model. In step one of the test, a market approach was used as a reasonableness test but was not given significant weighting in the final determination of fair value.

The discounted cash flows model relies on assumptions regarding revenue growth rates, gross profit, projected working capital needs, selling, general and administrative expenses, research and development expenses, business restructuring costs, capital expenditures, income tax rates, discount rates and terminal growth rates. The discount rate Avaya uses represents the estimated weighted average cost of capital, which reflects the overall level of inherent risk involved in its reporting unit operations and the rate of return an outside investor would expect to earn. To estimate cash flows beyond the final year of its model, Avaya uses a terminal value approach. Under this approach, Avaya applies a perpetuity growth assumption and discounts by a perpetuity discount factor to determine the terminal value. Avaya incorporates the present value of the resulting terminal value into its estimate of fair value.

Forecasted cash flows for each reporting unit considers current economic conditions and trends, estimated future operating results, Avaya’s view of growth rates and anticipated future economic conditions including market share. Revenue growth rates inherent in this forecast are based on input from internal and external market intelligence research sources that compare factors such as growth in global economies, regional trends in the telecommunications industry and product evolution from a technological segment basis. Macroeconomic factors such as changes in economies, product evolutions, industry consolidations, and other changes beyond Avaya’s control including the rate or extent to which anticipated synergies or cost savings are realized with newly acquired entities could have a positive or negative impact on achieving its targets.

September 30, 2016

At July 1, 2016, the Company performed its annual goodwill impairment test for all of its reporting units. The results of step one of the goodwill impairment test indicated that the estimated fair value of the Unified

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

Communication (“UC”) reporting unit, which provides specialized real-time collaboration and communication products to companies globally was less than the carrying amount of its net assets (including goodwill) and as such, the Company performed step two of the impairment test for the UC reporting unit. All of the Company’s other reporting units passed step one of the goodwill impairment test.

Step two of the impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value is determined in the same manner as the amount of goodwill is recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit. This allocation is performed only for purposes of assessing goodwill for impairment; accordingly Avaya did not adjust the net book value of the assets and liabilities on its Consolidated Balance Sheets other than goodwill as a result of this process.

In the application of step two of the goodwill impairment test performed on the UC reporting unit, the Company estimated the implied fair value of the goodwill to be $504 million as compared to a carrying amount of $946 million and recorded an impairment to goodwill of $442 million associated with the UC reporting unit within the Global Communications Solutions segment.

The impairment was primarily the result of continued customer cutbacks in investments in unified communication products in excess of the declines forecasted in previous periods. The reduced valuation of the reporting unit reflects additional market risks and lower sales forecasts for the reporting unit, which is consistent with the lack of customers’ willingness to spend on unified communication products.

The Company determined that no other events occurred or circumstances changed during the three months ended September 30, 2016 that would more likely than not reduce the fair value of its other reporting units below their respective carrying amounts. However, if market conditions deteriorate, it may be necessary to record impairment charges in the future.

March 31, 2016

During the three months ended March 31, 2016, the Company experienced a decline in revenue, which led the Company to revise its forecasted cash flows. As a result, the Company determined that an interim impairment test of its long-lived assets and goodwill should be performed as of March 1, 2016. Using the revised forecast at March 1, 2016 and the valuation approach described above, the results of step one of the goodwill impairment test indicated that the respective carrying amounts of each reporting unit did not exceed their estimated fair values and therefore no impairment existed.

September 30, 2015 and 2014

At July 1, 2015 and 2014, the Company performed its annual goodwill impairment test and determined that the respective carrying amounts of the Company’s reporting units did not exceed their estimated fair values and therefore no impairment existed.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

7. Acquired Intangible Assets

The Company’s acquired intangible assets consist of:

In millions	Acquired technology and patents	Customer relationships and other intangibles	Trademarks and trade names	Total
Balance as of September 30, 2016
Gross Carrying Amount	$1,424	$2,307	$545	$4,276
Accumulated Amortization	(1,389)	(1,980)	—	(3,369)
Accumulated Impairment	—	—	(290)	(290)

	$35	$327	$255	$617

Balance as of September 30, 2015
Gross Carrying Amount	$1,421	$2,306	$546	$4,273
Accumulated Amortization	(1,361)	(1,752)	—	(3,113)
Accumulated Impairment	—	—	(190)	(190)

	$60	$554	$356	$970

The Company’s trademarks and trade names are expected to generate cash flows indefinitely. Consequently, these assets were classified as indefinite-lived intangibles. Prior to testing goodwill, the Company tests its intangible assets with indefinite lives for impairment. The test for impairment requires the Company to compare the fair value of its indefinite-lived intangible assets to the carrying amount of those assets. In situations where the carrying amount exceeds the fair value of the intangible asset, an impairment loss equal to the difference is recognized. The Company estimates the fair value of its indefinite-lived intangible assets using an income approach; specifically, based on discounted cash flows.

September 30, 2016

Prior to the goodwill testing discussed in Note 6, “Goodwill,” the Company performed its annual test of impairment of indefinite-lived intangible assets at July 1, 2016, Using the Company forecasts, the Company estimated the fair values of its indefinite-lived intangible assets using the royalty savings method, which values an asset by estimating the royalties saved through ownership of the asset.

As a result of the impairment test, the Company estimated the fair value of the indefinite-lived intangible assets to be $255 million as compared to a carrying amount of $355 million and recorded an impairment charge of $100 million related to trademark and trade name indefinite-lived intangible assets during the year ended September 30, 2016.

The impairment was primarily the result of continued customer cutbacks in current and expected future investments in products, specifically relating to unified communications. The reduced valuation reflects additional market risks and lower sales forecasts for the Company, which is consistent with the lack of customers’ willingness to spend on products.

March 31, 2016

Prior to the goodwill testing discussed in Note 6, “Goodwill,” the Company tested its intangible assets with indefinite lives and other long-lived assets as of March 1, 2016. The respective carrying amounts of the Company’s indefinite-lived intangible assets did not exceed their estimated fair values and therefore no impairment existed.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

September 30, 2015 and 2014

At July 1, 2015 and 2014 the Company performed its annual test of impairment of indefinite-lived intangible assets. The Company determined that the respective carrying amounts of the Company’s indefinite-lived intangible assets did not exceed their estimated fair values and therefore no impairment existed.

Future amortization expense of acquired intangible assets for the years ending September 30 is as follows:

In millions
2017	$225
2018	42
2019	30
2020	28
2021	27
2022 and thereafter	10

Total	$362

8. Supplemental Financial Information

Consolidated Statements of Operations Information

	Fiscal year ended September 30,
In millions	2016	2015	2014
DEPRECIATION AND AMORTIZATION
Amortization of software development costs included in costs	$1	$7	$22
Amortization of acquired intangible assets	256	261	283
Depreciation and amortization of property, plant and equipment and internal use software included in costs and operating expenses	117	103	129

Total depreciation and amortization	$374	$371	$434

OTHER INCOME (EXPENSE), NET
Interest income	$1	$1	$2
Foreign currency gains, net	10	14	16
Loss on investment	(11)	—	—
Third-party fees incurred in connection with debt modification	—	(8)	(2)
Gain on sale of TBU business	—	—	14
Change in fair value of Preferred B embedded derivative	73	(24)	(22)
Change in certain tax indemnifications	—	9	(4)
Other, net	(5)	(3)	(1)

Total other income (expense), net	$68	$(11)	$3

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

Consolidated Balance Sheet Information

	Fiscal year ended September 30,
In millions	2016	2015	2014
VALUATION AND QUALIFYING ACCOUNTS
Allowance for Accounts Receivable:
Balance at beginning of year	$26	$31	$28
(Reduction of) charged to expense	—	(3)	2
(Deductions) additions	(1)	(2)	1

Balance at end of year	$25	$26	$31

Deferred Tax Asset Valuation Allowance:
Balance at beginning of year	$1,976	$1,639	$1,491
Charged to expense	203	289	132
Additions	77	48	16

Balance at end of year	$2,256	$1,976	$1,639

	September 30,
In millions	2016	2015
PROPERTY, PLANT AND EQUIPMENT, NET
Buildings and improvements	$180	$182
Machinery and equipment	231	248
Rental equipment	231	240
Assets under construction	9	11
Internal use software	230	213

Total property, plant and equipment	881	894
Less: Accumulated depreciation and amortization	(628)	(612)

Property, plant and equipment, net	$253	$282

Included in buildings and improvements is $6 million under a capital lease related to an office facility acquired in the acquisition of NES. Included in machinery and equipment is $16 million related to equipment acquired under capital leases.

	September 30,
In millions	2016	2015
OTHER CURRENT LIABILITIES
Interest Payable	$97	$77
Other	170	278

OTHER CURRENT LIABILITIES	$267	$355

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

Supplemental Cash Flow Information

	Fiscal years ended September 30,
In millions	2016	2015	2014
OTHER PAYMENTS
Interest payments	$425	$417	$452

Income tax payments	$51	$56	$50

NON-CASH INVESTING ACTIVITIES
Acquisition of equipment under capital lease	$4	$—	$42

9. Business Restructuring Reserves and Programs

Fiscal 2016 Restructuring Program

During fiscal 2016, the Company continued to identify opportunities to streamline operations and generate costs savings. Restructuring charges recorded during fiscal 2016 associated with these initiatives, net of adjustments to previous periods, were $105 million. These charges included employee separation costs of $101 million primarily associated with employee severance actions in the Europe, Middle East and Africa (“EMEA”), and Canada for which the related payments are expected to be completed in fiscal 2023, and a voluntary headcount reduction plan initiated in the U.S. as the Company continues its transformation to a software and service-led organization, as well as lease obligations of $4 million. The separation charges include, but are not limited to, social pension fund payments and health care and unemployment insurance costs to be paid to or on behalf of the affected employees. As the Company continues to evaluate opportunities to streamline its operations, it may identify cost savings globally and take additional restructuring actions in the future and the costs of those actions could be material.

The following table summarizes the components of the fiscal 2016 restructuring program:

In millions	Employee Separation Costs	Lease Obligations	Total
2016 restructuring charges	$98	$—	$98
Cash payments	(47)	—	(47)

Balance as of September 30, 2016	$51	$—	$51

Fiscal 2015 Restructuring Program

Restructuring charges recorded during fiscal 2015 net of adjustments to previous periods were $62 million. These charges included employee separation costs of $52 million primarily associated with employee severance actions in the U.S. and EMEA, for which the related payments are expected to be completed in fiscal 2019. The separation charges include, but are not limited to, social pension fund payments and health care and unemployment insurance costs to be paid to or on behalf of the affected employees.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

The following table summarizes the components of the fiscal 2015 restructuring program:

In millions	Employee Separation Costs	Lease Obligations	Total
2015 restructuring charges	$52	$2	$54
Cash payments	(20)	—	(20)
Impact of foreign currency fluctuations	(1)	—	(1)

Balance as of September 30, 2015	31	2	33
Cash payments	(19)	(1)	(20)
Adjustments(1)	2	—	2

Balance as of September 30, 2016	$14	$1	$15

(1)	Included in adjustments are changes in estimates, whereby all increases and decreases in costs related to the fiscal 2015 restructuring program are recorded to the restructuring charges line item in operating expenses in the period of the adjustment.

Fiscal 2014 Restructuring Program

During fiscal 2014, the Company continued to identify opportunities to streamline operations and generate costs savings, which included exiting facilities and eliminating employee positions. Restructuring charges recorded during fiscal 2014 associated with these initiatives, net of adjustments to previous periods, were $165 million. These charges related to fiscal 2014 actions included employee separation costs of $155 million, primarily associated with employee severance actions of $123 million in EMEA and $24 million in the U.S. The EMEA charges include approved plans in the third and fourth quarters of fiscal 2014 for the elimination of 121 and 165 positions and resulted in a charge of $26 million and $39 million, respectively, for which the related payments are expected to be completed in fiscal 2019. The separation charges include, but are not limited to, social pension fund payments and health care and unemployment insurance costs to be paid to or on behalf of the affected employees. The charges in the U.S. included an enhanced separation plan that was offered to certain employees that resulted in the elimination of 172 positions and a restructuring charge of $10 million, for which the related payments are expected to be completed in fiscal 2016.

Restructuring charges also included $9 million of lease obligations primarily in the U.S. The future lease obligations, net of estimated sublease income, related to operating lease obligations for unused space in connection with vacating or consolidating facilities during fiscal 2014 are expected to continue through fiscal 2022.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

The following table summarizes the components of the fiscal 2014 restructuring program:

In millions	Employee Separation Costs	Lease Obligations	Total
2014 restructuring charges	$155	$9	$164
Cash payments	(34)	(2)	(36)
Impact of foreign currency fluctuations	(6)	—	(6)

Balance as of September 30, 2014	115	7	122
Cash payments	(42)	(4)	(46)
Adjustments(1)	(1)	4	3
Impact of foreign currency fluctuations	(11)	—	(11)

Balance as of September 30, 2015	61	7	68
Cash payments	(34)	(3)	(37)
Adjustments(1)	1	1	2
Impact of foreign currency fluctuations	(1)	(1)	(2)

Balance as of September 30, 2016	$27	$4	$31

(1)	Included in adjustments are changes in estimates, whereby all increases and decreases in costs related to the fiscal 2014 restructuring program are recorded to the restructuring charges line item in operating expenses in the period of the adjustment.

Fiscal 2008 through 2013 Restructuring Programs

During fiscal 2008 through 2013, the Company identified opportunities to streamline operations and generate cost savings, which included exiting facilities and eliminating employee positions. The payments related to the headcount reductions identified in those programs are expected to be completed in fiscal 2018. Future rental payments, net of estimated sublease income, related to operating lease obligations for unused space in connection with the closing or consolidation of facilities are expected to continue through fiscal 2021.

The following table aggregates the remaining components of the fiscal 2008 through 2013 restructuring programs:

In millions	Employee Separation Costs	Lease Obligations	Total
Balance as of October 1, 2013	$73	$97	$170
Cash payments	(62)	(24)	(86)
Adjustments(1)	(3)	4	1
Impact of foreign currency fluctuations	1	(3)	(2)

Balance as of September 30, 2014	9	74	83
Cash payments	(5)	(19)	(24)
Adjustments(1)	1	4	5
Impact of foreign currency fluctuations	(2)	(6)	(8)

Balance as of September 30, 2015	3	53	56
Cash payments	(2)	(16)	(18)
Adjustments(1)	—	1	1
Impact of foreign currency fluctuations	—	(2)	(2)

Balance as of September 30, 2016	$1	$36	$37

(1)

Included in adjustments are changes in estimates, whereby all increases and decreases in costs related to the fiscal 2009 through 2013 restructuring programs are recorded to the restructuring charges in operating

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

expenses in the period of the adjustment. Also included in adjustments are changes in estimates whereby all increases in costs related to the fiscal 2008 restructuring reserve are recorded in the restructuring charges in operating expenses in the period of the adjustment and decreases in costs are recorded as adjustments to goodwill.

As a result of restructuring programs noted above and cost saving initiatives to consolidate facilities, the Company sold facilities in both fiscal 2014 and 2013, respectively. The Company is leasing portions of these facilities under separate agreements from the sales. The Company changed its estimates of the salvage values and useful lives of these buildings to reflect the sales prices and the closing dates of the sales. The changes to the estimated salvage values and the useful lives resulted in additional depreciation expense of $35 million and $21 million for fiscal 2014 and 2013, respectively.

10. Financing Arrangements

Debt Covenants and Default

The Company’s Credit Facilities and the indentures governing the Senior Secured Notes contain a number of covenants that, among other things and subject to certain exceptions, restrict the ability of the Company and certain of its subsidiaries to (a) incur or guarantee additional debt and issue or sell certain preferred stock, (b) pay dividends on, redeem or repurchase capital stock, (c) make certain acquisitions or investments, (d) incur or assume certain liens, (e) enter into transactions with affiliates, (f) merge or consolidate with another company, (g) transfer or otherwise dispose of assets, (h) redeem subordinated debt, (i) incur obligations that restrict the ability of the Company’s subsidiaries to make dividends or other payments to the Company, and (j) create or designate unrestricted subsidiaries. They also contain customary affirmative covenants and events of default.

Subsequent to the end of fiscal 2016, December 29, 2016, the Company issued a Notice of Default under its Senior Secured Credit Agreement, Domestic ABL, and Foreign ABL. The Notice of Default was issued as a result of the Company’s failure to deliver audited financial statements, other financial reports, and compliance certifications as required by the aforementioned credit agreements. As a result of the Notice of Default, the Company’s ability to obtain additional borrowings under the Company’s Domestic ABL and Foreign ABL was suspended by the lenders.

The Company’s credit facilities require the Company to deliver timely audited financial statements, which shall not be subject to any “going concern” qualification. Because the Company had not delivered timely audited financial statements and the Report of Independent Auditors with respect to these consolidated financial statements includes an explanatory paragraph expressing uncertainty as to the Company’s ability to continue as a going concern, the Company is in violation of this and the other covenants identified in the Notice of Default. Consequently, all debt outstanding under the credit facilities and the indentures governing the senior secured notes has been classified as current liabilities.

On the Petition Date the Company entered a Bankruptcy Filing under chapter 11 of the Bankruptcy Code. The Debtors continue to operate its business as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and the orders of the Bankruptcy Court. The Bankruptcy Filing constituted an event of default that accelerated certain payments of the Company’s obligations including: (i) the Senior Secured Credit Agreement, (ii) the Domestic ABL, (iii) the Foreign ABL, and (iv) the Senior Secured Notes. As a result of the Bankruptcy filing, the principal and interest due under the Company’s debt agreements was immediately due and payable. However, any efforts to enforce such payment obligations are automatically stayed as a result of the Bankruptcy Filing, and the creditors’ rights of enforcement are subject to the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

Principal amounts of long-term debt and long-term debt net of discounts and issuance costs consists of the following:

	September 30, 2016		September 30, 2015
In millions	Principal Amount	Net of Discounts and Issuance Costs	Principal Amount	Net of Discounts and Issuance Costs
Variable rate revolving loans under the Senior Secured Credit Agreement due October 26, 2016	$18	$18	$18	$18
Variable rate revolving loans under the Domestic ABL due June 4, 2020	77	77	55	55
Variable rate revolving loans under the Foreign ABL due June 4, 2020	55	55	20	20
Variable rate Term B-3 Loans due October 26, 2017	616	614	616	611
Variable rate Term B-4 Loans due October 26, 2017	1	1	1	1
Variable rate Term B-6 Loans due March 31, 2018	537	534	537	532
Variable rate Term B-7 Loans due May 29, 2020	2,087	2,059	2,112	2,077
7% senior secured notes due April 1, 2019	1,009	1,002	1,009	999
9% senior secured notes due April 1, 2019	290	287	290	286
10.50% senior secured notes due March 1, 2021	1,384	1,371	1,384	1,368

Total debt	$6,074	6,018	$6,042	5,967

Current portion of long-term debt		(6,018)		(7)

Non-current portion of long-term debt		$—		$5,960

Senior Secured Credit Agreement

As of October 1, 2013, the Senior Secured Credit Agreement consisted of (a) a senior secured multi-currency revolver allowing for borrowings of up to $200 million, (b) senior secured term B-3 loans (“term B-3 loans”) with an outstanding principal amount of $2,127 million, (c) senior secured term B-4 loans (“term B-4 loans”) with an outstanding principal amount of $1 million, and (d) senior secured term B-5 loans (“term B-5 loans”) with an outstanding principal amount of $1,141 million.

On February 5, 2014, Avaya Inc. entered into Amendment No. 8 to the Senior Secured Credit Agreement pursuant to which Avaya Inc. refinanced all of the term B-5 loans with the cash proceeds from the issuance of $1,136 million aggregate principal amount of senior secured term B-6 loans (“term B-6 loans”).

On May 15, 2014, Avaya Inc. borrowed $100 million under the senior secured multi-currency revolver, the proceeds of which were used to fund the partial redemption of the 9.75% senior unsecured notes (the “cash-pay notes”) due 2015 and 10.125%/10.875% senior unsecured paid-in-kind (“PIK”) toggle notes due 2015 (collectively, the “Old Notes”).

On May 29, 2015, Avaya Inc. entered into Amendment No. 9 to the Senior Secured Credit Agreement pursuant to which Avaya Inc. refinanced a portion of the term B-3, term B-4 and term B-6 loans in exchange for and with the proceeds from the issuance of $2,125 million in principal amount of senior secured term B-7 loans (“term B-7 loans”) maturing May 29, 2020.

On June 5, 2015, Avaya Inc. permanently reduced the senior secured multi-currency revolver from $200 million to $18 million and all letters of credit under the Senior Secured Credit Agreement were transferred to the Domestic ABL, as discussed below. The outstanding balance of $18 million was subsequently paid when it became due on October 26, 2016.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

Borrowings under the Senior Secured Credit Agreement are guaranteed by Avaya Holdings Corp., Avaya Inc. and substantially all of Avaya Inc.’s U.S. subsidiaries. The Senior Secured Credit Agreement is secured by substantially all assets of Avaya Holdings Corp., Avaya Inc. and subsidiary guarantors.

The term B-3 loans, term B-4 loans, term B-6 loans and term B-7 loans each bear interest at a rate per annum equal to either a base rate (subject to a floor of 2.25% in the case of the term B-4 loans and 2.00% in the case of the term B-6 loans and term B-7 loans) or a LIBOR rate (subject to a floor of 1.25% in the case of the term B-4 loans and 1.00% in the case of the term B-6 loans and term B-7 loans), in each case plus an applicable margin. Subject to the floor described in the immediately preceding sentence the base rate is determined by reference to the higher of (1) the prime rate of Citibank, N.A. and (2) the federal funds effective rate plus 1/2 of 1%. The applicable margin for borrowings of term B-3 loans, term B-4 loans, term B-6 loans and term B-7 loans is 3.50%, 5.25%, 4.50% and 4.25% per annum, respectively, with respect to base rate borrowings and 4.50%, 6.25%, 5.50% and 5.25%, per annum, respectively, with respect to LIBOR borrowings. The applicable margin on the term B-4 loans, term B-6 loans and term B-7 loans is subject to increase pursuant to the Senior Secured Credit Agreement in connection with the making of certain refinancing, extended or replacement term loans under the Senior Secured Credit Agreement with an Effective Yield (as defined in the Senior Secured Credit Agreement) greater than the applicable Effective Yield payable in respect of the applicable loans at such time plus 50 basis points.

During fiscal 2016, 2015 and 2014, Avaya Inc. paid $25 million, $32 million and $38 million, respectively in aggregate quarterly principal payments on the senior secured term loans under the Senior Secured Credit Agreement. In addition, Avaya Inc. is required to prepay outstanding term loans based on its annual excess cash flow, as defined in the Senior Secured Credit Agreement. No such excess cash payments were required in fiscal 2016, 2015 and 2014, based on Avaya Inc.’s cash flows. In addition to paying interest on outstanding principal, the Company is required to pay a commitment fee of 0.50% per annum in respect of unutilized commitments under the senior secured multi-currency revolver.

As discussed above the Bankruptcy Filing constituted an event of default under the Senior Secured Credit Agreement. The creditors are, however, stayed from taking any action as a result of the default under Section 362 of the Bankruptcy Code.

Senior Unsecured Notes

On May 15, 2014, Avaya Inc. redeemed all remaining Old Notes plus accrued and unpaid interest for $150 million. The redemption represents a debt extinguishment for accounting purposes and a loss on extinguishment of debt of $1 million was recognized during fiscal 2014.

Domestic ABL

Avaya Inc.’s Domestic ABL allows for borrowings of up to $335 million, subject to availability under a borrowing base. The borrowing base at any time equals the sum of 85% of eligible accounts receivable plus 85% of the net orderly liquidation value of eligible inventory, subject to certain reserves and other adjustments. Avaya Inc. and substantially all of its U.S. subsidiaries are borrowers under this facility, and borrowings are guaranteed by Avaya Holdings Corp., Avaya Inc. and substantially all of Avaya Inc.’s U.S. subsidiaries. The facility is secured by substantially all assets of the Company and the subsidiary guarantors.

On May 15, 2014, Avaya Inc. borrowed $40 million under the Domestic ABL, the proceeds of which were used to fund, in part, the redemption of the Old Notes.

On June 4, 2015, Avaya Inc. entered into Amendment No. 4 to the Domestic ABL which, among other things (i) extended the stated maturity of the facility from October 26, 2016 to June 4, 2020 (subject to certain conditions specified in the Domestic ABL), (ii) increased the sublimit for letter of credit issuances under the Domestic ABL from $150 million to $200 million, and (iii) amended certain covenants and other provisions of the existing agreement.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

Borrowings under the Domestic ABL bear interest at a rate per annum equal to, at the Company’s option, either (a) a LIBOR rate plus a margin of 1.75% or (b) a base rate plus a margin of 0.75%. At September 30, 2016 and 2015, the Company had aggregate outstanding borrowings of $77 million and $55 million, issued and outstanding letters of credit of $114 million and $119 million with aggregate remaining revolver availability of $35 million and $83 million, respectively.

In addition to paying interest on outstanding principal under the Domestic ABL, the borrowers are required to pay a commitment fee of 0.25% per annum in respect of the unutilized commitments thereunder.

As discussed above the Bankruptcy Filing constituted an event of default under the Domestic ABL. The creditors are, however, stayed from taking any action as a result of the default under Section 362 of the Bankruptcy Code. The Domestic ABL was paid in full on January 24, 2017.

Foreign ABL

On June 4, 2015, Avaya Inc. and certain foreign subsidiaries of the Company (the “Foreign Borrowers”), entered into the Foreign ABL, which matures June 4, 2020 (subject to certain conditions specified in the Foreign ABL).

The Foreign ABL allows senior secured financing of up to $150 million, subject to availability under the respective borrowing bases of the Foreign Borrowers. The total borrowing base for all Foreign Borrowers at any time equals the sum of (i) 85% of eligible accounts receivable of the Foreign Borrowers, plus (ii) 85% of the net orderly liquidation value of eligible inventory of the Canadian Foreign Borrower and Irish Foreign Borrower, subject to certain reserves and other adjustments. The Foreign ABL includes borrowing capacity available for letters of credit and for Canadian or European swingline loans, and is available in euros, Canadian dollars and British pound sterling in addition to U.S. dollars.

Under the Foreign ABL the Foreign Borrowers have the right to request up to $30 million of additional commitments. The lenders under the Foreign ABL are not under any obligation to provide any such additional commitments. Any increase in commitments is subject to certain conditions precedent and any borrowing in respect of such increased commitments would be subject to the borrowing base under the Foreign ABL at such time. At September 30, 2016 and 2015, the Company had aggregate outstanding borrowings of $55 million and $20 million, outstanding letters of credit of $24 million and $22 million and remaining availability of $20 million and $101 million, respectively, under the Foreign ABL.

Borrowings under the Foreign ABL are guaranteed by Avaya Holdings Corp., substantially all of the Company’s U.S. subsidiaries and certain foreign subsidiaries.

Borrowings under the Foreign ABL bear interest at a rate per annum equal to, at the Foreign Borrowers’ option depending upon the currency and type of the applicable borrowing, (a) a base rate determined by reference to the highest of (1) the prime rate of Citibank, N.A., (2) the federal funds effective rate plus 0.50%, and (3) the sum of 1.00% plus the LIBOR rate for a thirty day interest period as determined on such day, (b) a Canadian prime rate determined by reference to the higher of (1) the base rate of Citibank, N.A., Canadian branch, and (2) the sum of 1.00% plus the CDOR rate for a thirty day interest period as determined on such day, (c) a LIBOR rate, (d) a CDOR Rate, (e) a EURIBOR rate or (f) an overnight LIBOR rate, in each case plus an applicable margin. The initial applicable margin for borrowings under the Foreign ABL on June 4, 2015 was equal to (1) 0.75% per annum with respect to base rate and Canadian prime rate borrowings and (2) 1.75% per annum with respect to LIBOR, CDOR or EURIBOR borrowings. The applicable margin for borrowings under the Foreign ABL is subject to a step down based on average historical excess availability under the Foreign ABL. As of September 30, 2016 the applicable margin with respect to LIBOR, CDOR or EURIBOR borrowings was 1.75%. Swingline loans bear interest at a rate per annum equal to, in the case of swingline loans to the Canadian Foreign Borrower, the base rate if denominated in U.S. Dollars or the Canadian prime rate if denominated in

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

Canadian dollars and, in the case of swingline loans to the UK Foreign Borrower, the Irish Foreign Borrower or the German Foreign Borrowers, the base rate if denominated in U.S. Dollars or the overnight LIBOR rate if denominated in euros or British pound sterling. In addition to paying interest on outstanding principal under the Foreign ABL, the Foreign Borrowers are required to pay a commitment fee of 0.25% per annum in respect of the unutilized commitments thereunder. The Foreign Borrowers must also pay customary letter of credit fees equal to the applicable margin on LIBOR, CDOR and EURIBOR loans and agency fees.

Contemporaneously with the Bankruptcy Filing, certain affiliates of the Company, namely Avaya Canada Corp., Avaya UK, Avaya International Sales Limited, Avaya Deutschland GmbH and Avaya GmbH & Co. KG, Avaya UK Holdings Limited, Avaya Holdings Limited, Avaya Germany GmbH, Tenovis Telecom Frankfurt GmbH & Co. KG, and Avaya Verwaltungs GmbH (collectively the “Foreign ABL Borrowers”) entered into a Forbearance Agreement (the “Forbearance Agreement”) pursuant to which, among other things, the Foreign ABL lenders agreed to forbear from exercising certain rights as a result of the occurrence of certain events of default under the Foreign ABL. The events of default for which the Foreign ABL lenders agreed to forbear relate to the Company and certain of its affiliates filing voluntary petitions for relief under the Bankruptcy Code. The Forbearance Agreement also provides for, among other things, entry into a payoff letter, which contemplates that all loans and other obligations that are accrued and payable under the Foreign ABL and the corresponding loan documents will be paid in full within eight business days after January 19, 2017, which was paid on January 24, 2017.

As discussed above the Bankruptcy Filing constituted an event of default under the Foreign ABL. The creditors are, however, stayed from taking any action as a result of the default under Section 362 of the Bankruptcy Code.

7% Senior Secured Notes

On February 11, 2011, Avaya Inc. completed a private placement of $1,009 million of the 7% Senior Secured Notes. The 7% Senior Secured Notes bear interest at a rate of 7% per annum, mature on April 1, 2019, the proceeds from which were used to repay in full the senior secured incremental term B-2 loans outstanding under the Senior Secured Credit agreement and to pay related fees and expenses.

The 7% Senior Secured Notes are redeemable 101.75% of the principal amount redeemed, which decreases to 100% on or after April 1, 2017. Upon the occurrence of specific kinds of changes of control, Avaya Inc. will be required to make an offer to purchase the 7% Senior Secured Notes at 101% of their principal amount. If Avaya Inc. or any of its restricted subsidiaries engage in certain asset sales, under certain circumstances Avaya Inc. will be required to use the net proceeds to make an offer to purchase the 7% Senior Secured Notes at 100% of their principal amount.

Substantially all of the Company’s U.S. subsidiaries are guarantors of the 7% Senior Secured Notes. The 7% Senior Secured Notes are secured by substantially all of the assets of Avaya Inc. and the subsidiary guarantors (other than with respect to real estate). The notes and the guarantees are secured equally and ratably with the Senior Secured Credit Agreement and any future first lien obligations by (i) a first-priority lien on substantially all of Avaya Inc.’s and the guarantors’ assets, other than (x) any real estate and (y) collateral that secures the Domestic ABL on a first-priority basis (the “ABL Priority Collateral”), and (ii) a second-priority lien on the ABL Priority Collateral, in each case, subject to certain customary exceptions.

As discussed above the Bankruptcy Filing constituted an event of default under the 7% Senior Secured Notes. The creditors are, however, stayed from taking any action as a result of the default under Section 362 of the Bankruptcy Code.

9% Senior Secured Notes

On December 21, 2012, Avaya Inc. completed a private placement of $290 million of the 9% Senior Secured Notes. The 9% Senior Secured Notes bear interest at a rate of 9% per annum, mature on April 1, 2019,

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

the proceeds from which were used to repay $284 million aggregate principal amount of term B-5 loans and to pay related fees and expenses.

The 9% Senior Secured Notes are redeemable at 102.25% of the principal amount redeemed, which decreases to 100% on or after April 1, 2017. Upon the occurrence of specific kinds of changes of control, Avaya Inc. will be required to make an offer to purchase the 9% Senior Secured Notes at 101% of their principal amount. If Avaya Inc. or any of its restricted subsidiaries engage in certain asset sales, under certain circumstances Avaya Inc. will be required to use the net proceeds to make an offer to purchase the 9% Senior Secured Notes at 100% of their principal amount.

Substantially all of the Company’s U.S. subsidiaries are guarantors of the 9% Senior Secured Notes. The 9% Senior Secured Notes are secured by substantially all of the assets of Avaya Inc. and the subsidiary guarantors (other than with respect to real estate). The notes and the guarantees are secured equally and ratably with the Senior Secured Credit Agreement, the 7% Senior Secured Notes due 2019 and any future first lien obligations by (i) a first-priority lien on substantially all of Avaya Inc.’s and the guarantors’ assets, other than (x) any real estate and (y) the ABL Priority Collateral, and (ii) a second-priority lien on the ABL Priority Collateral, in each case, subject to certain customary exceptions.

As discussed above the Bankruptcy Filing constituted an event of default under the 9% Senior Secured Notes. The creditors are, however, stayed from taking any action as a result of the default under Section 362 of the Bankruptcy Code.

10.50% Senior Secured Notes

On March 7, 2013, Avaya Inc. completed an Exchange Offer in which $1,384 million of Old Notes were exchanged for $1,384 million of the 10.50% Senior Secured Notes. The 10.50% Senior Secured Notes bear interest at a rate of 10.50% per annum and mature on March 1, 2021.

The 10.50% Senior Secured Notes are redeemable at 107.875% of the principal amount redeemed commencing March 1, 2017, which decreases to 105.250% on March 1, 2018, to 102.625% on March 1, 2019 and to 100% on or after March 1, 2020. Avaya Inc. may redeem all or part of the notes at any time prior to March 1, 2017 at 100% of the principal amount redeemed plus a “make-whole” premium. Upon the occurrence of specific kinds of changes of control, Avaya Inc. will be required to make an offer to purchase the 10.50% Senior Secured Notes at 101% of their principal amount. If Avaya Inc. or any of its restricted subsidiaries engages in certain asset sales, under certain circumstances Avaya Inc. will be required to use the net proceeds to make an offer to purchase the 10.50% Senior Secured Notes at 100% of their principal amount.

Substantially all of the Company’s U.S. subsidiaries are guarantors of the 10.50% Senior Secured Notes. The 10.50% Senior Secured Notes are secured by substantially all of the assets of Avaya Inc. and substantially all of the assets of Avaya Inc. and the subsidiary guarantors (other than with respect to real estate). The notes and the corresponding guarantees are secured on a junior priority basis to the Domestic ABL, Senior Secured Credit Agreement, the existing 7% Senior Secured Notes due 2019, the existing 9% Senior Secured Notes due 2019 and any future senior obligations by a junior priority lien on substantially all of Avaya Inc.’s and the guarantors’ assets, other than any real estate.

The Senior Secured Notes were sold at par through a private placement to qualified institutional buyers pursuant to Rule 144A (and outside the United States in reliance on Regulation S) under the Securities Act of 1933, as amended and have not been, and will not be, registered under the Securities Act or applicable state or foreign securities laws and may not be offered or sold absent such registration.

As discussed above the Bankruptcy Filing constituted an event of default under the 10.50% Senior Secured Notes. The creditors are, however, stayed from taking any action as a result of the default under Section 362 of the Bankruptcy Code.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

Loss on Extinguishment of Debt and Debt Issuance and Modification Costs

The aforementioned refinancing transactions were accounted for as a modification of debt to the extent the original debt was refinanced with new debt to the same creditor and an extinguishment of debt to the extent original debt was refinanced with new debt issued to new creditors. Accordingly, for the portion accounted for as debt extinguishment, the difference between the reacquisition price and the carrying value of the original debt (including any unamortized discount and issuance costs) was recognized as a loss on extinguishment of debt. Third-party expenses associated with the issuance of the new debt were recorded as a discount to the face value of the debt and are being accreted over the term of the debt as interest expense. Third-party expenses associated with the modification of debt were expensed as incurred and included in other income (expense), net.

Weighted Average Contractual Interest Rate

The weighted average contractual interest rate of the Company’s outstanding debt as of September 30, 2016 and 2015 was 7.3% and 7.3%, respectively.

Debt Maturity

As discussed above, Avaya Inc. is in violation of a covenant and all debt outstanding under the credit agreements have been classified as current liabilities as of September 30, 2016. The stated annual maturities of debt for the years ending September 30th, consist of:

In millions
2017	$43
2018	1,179
2019	1,324
2020	2,144
2021	1,384

Total	$6,074

Debtor-in-Possession Credit Agreement

In connection with the Bankruptcy Filing, on January 19, 2017, the Debtors entered into a Debtor-in-Possession Credit Agreement (the “DIP Credit Agreement”), which provides a $725 million senior secured loan facility due January 2018, including a $150 million cash collateralized letter of credit facility. All letters of credit shall be cash collateralized in an amount equal to 101.5% of the face amount of such letters of credit denominated in U.S. dollars and 103% of the face amount of letters of credit denominated in alternative currencies. The DIP Credit Agreement, in the case of the Base Rate Loans, bears interest at a rate per annum equal to 6.5% plus the highest of (i) Citibank, N.A.’s prime rate, (ii) the Federal Funds Rate plus 0.5% and (iii) the Eurocurrency Rate for an interest period of one month, subject to a 2% floor and in the case of the Eurocurrency Loans, bears interest at a rate per annum equal to 7.5% plus the applicable Eurocurrency Rate, subject to a 1% floor.

The DIP Credit Agreement limits, among other things, the Company’s ability to (i) incur indebtedness, (ii) incur or create liens, (iii) dispose of assets, (iv) prepay subordinated indebtedness and make other restricted payments, (v) enter into sale and leaseback transactions, (vi) make dividends, redemptions and repurchases of capital stock, (vii) enter into transactions with affiliates and (viii) modify the terms of any organizational documents and certain material contracts of the Company. In addition to standard obligations, the DIP order provides for specific milestones that the Company must achieve by specific target dates. In addition, the Company and its subsidiaries are required to maintain consolidated Adjusted EBITDA (as defined in the DIP Credit Agreement) of not less than a specified level for certain periods, with the specified levels ranging from $80 million to $134 million depending on the applicable period. The Company and its subsidiaries must also

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

maintain minimum Consolidated Liquidity (as defined in the DIP Credit Agreement) ranging from $20 million to $100 million depending on the applicable period.

The Company drew approximately $425 million in term loans under the DIP Credit Agreement on January 24, 2017 upon the Bankruptcy Court’s issuance of the interim order. On March 10, 2017, the Company drew the remaining $300 million upon the Bankruptcy Court’s approval of the final order.

Capital Lease Obligations

Included in other liabilities is $56 million and $61 million of capital lease obligations as of September 30, 2016 and 2015, respectively.

On August 20, 2014, the Company entered into an agreement to outsource certain delivery services associated with the Avaya Private Cloud Services business. That agreement also included the sale of specified assets owned by the Company, which are being leased-back by Avaya Inc. and accounted for as a capital lease. The agreement also provided additional financing to Avaya Inc. and its subsidiaries for the sale of equipment used in the performance of services under the agreement. During fiscal 2016 and 2015, Avaya Inc. received $14 million and $22 million, respectively, in cash proceeds in connection with the sale of equipment used in the performance of services under this agreement. As of September 30, 2016 and 2015, capital lease obligations associated with this agreement were $43 million and $48 million, respectively.

11. Foreign Currency Forward Contracts

The Company, from time to time, utilizes foreign currency forward contracts primarily to hedge fluctuations associated with certain monetary assets and liabilities including receivables, payables and certain intercompany obligations. These foreign currency forward contracts are not designated for hedge accounting treatment. Changes in fair value of these contracts are recorded as a component of other income (expense), net to offset the change in the value of the underlying assets and liabilities.

The gains and (losses) from foreign currency forward contracts included in other income (expense), net were $1 million, $(5) million and $(4) million for fiscal 2016, 2015 and 2014, respectively.

The notional amount of the Company’s financial instruments represents the face amount of the contractual arrangements and the basis on which U.S. dollars are to be exchanged. It is not a measure of market or credit exposure. The following table summarizes these notional amounts that principally represent the equivalent in U.S. dollars for contracts in their respective currencies:

	September 30,
In millions	2016	2015
Indian rupee	$—	$5
Euros	—	94
Swiss franc	—	13
British pound sterling	—	6
Chinese yuan	—	2
All other foreign currencies	—	24

	$—	$144

The fair value of foreign currency forward contracts and the location of those values in the Consolidated Balance Sheets are disclosed in Note 12, “Fair Value Measures.”

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

Preferred Series B Embedded Derivative

As discussed more fully in Note 16, “Capital Stock”, the Company has issued preferred series B stock containing certain features, which are considered an embedded derivative. This embedded derivative was separated from the host contract (i.e. the preferred stock) and recognized as a current liability on the Consolidated Balance Sheet at fair value. When the embedded derivative is revalued at each balance sheet date, the changes in the fair value are recognized in the Consolidated Statement of Operations as other income (expense), net. In fiscal 2016, 2015 and 2014, the gain (loss) on the preferred series B embedded derivative included in other income (expense), net was $73 million, $(24) million and $(22) million, respectively.

The following table summarizes the estimated fair value of derivatives:

In millions	September 30, 2016			September 30, 2015
Balance Sheet Location	Total	Foreign Currency Forward Contracts	Series B Preferred Embedded Derivative	Total	Foreign Currency Forward Contracts	Series B Preferred Embedded Derivative
Other current liabilities	$—	$—	$—	$74	$1	$73

12. Fair Value Measures

Pursuant to the accounting guidance for fair value measurements, fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Fair Value Hierarchy

The accounting guidance for fair value measurements also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The inputs are prioritized into three levels that may be used to measure fair value:

Level 1: Inputs that reflect quoted prices for identical assets or liabilities in active markets that are observable.

Level 2: Inputs that reflect quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3: Inputs that are unobservable to the extent that observable inputs are not available for the asset or liability at the measurement date.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

Asset and Liabilities Measured at Fair Value on a Recurring Basis

Assets and liabilities measured at fair value on a recurring basis as of September 30, 2016 and 2015 were as follows:

	September 30, 2016				September 30, 2015
	Fair Value Measurements Using				Fair Value Measurements Using
In millions	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Cash and Cash Equivalents
Money market funds and bank time deposits	$207	$207	$—	$—	$20	$20	$—	$—

Other Non-Current Assets:
Investments	$1	$1	$—	$—	$1	$1	$—	$—

Other Current Liabilities:
Preferred Series B embedded derivative	$—	$—	$—	$—	$73	$—	$—	$73
Foreign currency forward contracts	—	—	—	—	1	1	—	—

	$—	$—	$—	$—	$74	$—	$1	$73

Preferred Series B Embedded Derivative

The preferred series B embedded derivative is classified as a Level 3 liability and is priced by calculating the difference in the fair value of the preferred series B stock with and without the aggregated embedded features. To estimate the fair value of the preferred series B stock, a Binomial Lattice model was used. Significant inputs into the binomial lattice model include the total equity value of the Company, risk-free rate, volatility, and expected term.

The following table presents the changes in the fair value of the preferred series B embedded derivative for fiscal 2015 and 2016:

In millions	Preferred Series B Embedded Derivative
Balance as of October 1, 2014	$49
Change in fair value	24

Balance as of September 30, 2015	73
Change in fair value	(73)

Balance as of September 30, 2016	$—

Fair Value of Financial Instruments

The fair values of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, to the extent the underlying liability will be settled in cash, approximate carrying values because of the short-term nature of these instruments.

The estimated fair values of the amounts borrowed under Avaya Inc.’s revolving credit facilities were estimated based on a Level 2 input using discounted cash flow techniques. Significant inputs to the discounted cash flow model include projected future cash flows based on projected LIBOR rates, and the average margin for companies with similar credit ratings and similar maturities. The estimated fair values of all other amounts borrowed under the Company’s financing arrangements at September 30, 2016 and 2015 were estimated based on a Level 2 input using quoted market prices for the Company’s debt, which is subject to infrequent transactions (i.e. a less active market).

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

The estimated fair values of the Company’s debt at September 30, 2016 and 2015 are as follows:

	September 30, 2016		September 30, 2015
In millions	Principal Amount	Fair Value	Principal Amount	Fair Value
Variable rate revolving loans under the Senior Secured Credit Agreement due October 26, 2016	$18	$18	$18	$17
Variable rate revolving loans under the Domestic ABL due June 4, 2020	77	75	55	42
Variable rate revolving loans under the Foreign ABL due June 4, 2020	55	53	20	15
Variable rate Term B-3 Loans due October 26, 2017	616	489	616	532
Variable rate Term B-4 Loans due October 26, 2017	1	1	1	1
Variable rate Term B-6 Loans due March 31, 2018	537	415	537	461
Variable rate Term B-7 Loans due May 29, 2020	2,087	1,551	2,112	1,666
7% senior secured notes due April 1, 2019	1,009	746	1,009	800
9% senior secured notes due April 1, 2019	290	220	290	242
10.50% senior secured notes due March 1, 2021	1,384	330	1,384	644

Total	$6,074	$3,898	$6,042	$4,420

13. Income Taxes

The provision for income taxes of continuing operations is comprised of U.S. federal, state and foreign income taxes. The following table presents the U.S. and foreign components of loss from continuing operations before income taxes and the provision for income taxes of continuing operations:

	Fiscal years ended September 30,
In millions	2016	2015	2014
LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES:
U.S.	$(769)	$(65)	$(195)
Foreign	50	(33)	(69)

Loss from continuing operations before income taxes	$(719)	$(98)	$(264)

PROVISION FOR INCOME TAXES OF CONTINUING OPERATIONS:
CURRENT
Federal	$3	$—	$1
State and local	(1)	1	10
Foreign	(65)	(42)	(40)

	(63)	(41)	(29)

DEFERRED
Federal	72	(13)	(12)
State and local	7	—	(1)
Foreign	(27)	(16)	(9)

	52	(29)	(22)

Provision for income taxes of continuing operations	$(11)	$(70)	$(51)

Deferred income taxes are provided for the effects of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for income tax purposes.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

Significant components of the Company’s deferred tax assets and liabilities as of September 30, 2016 and 2015 are as follows:

	September 30,
In millions	2016	2015
DEFERRED INCOME TAX ASSETS:
Benefit obligations	$751	$744
Net operating losses / credit carryforwards	1,417	1,306
Property, plant and equipment	43	47
Goodwill and intangible Assets	75	—
Other	84	—
Valuation allowance	(2,256)	(1,976)

Deferred income tax assets	114	121

DEFERRED INCOME TAX LIABILITIES:
Goodwill and intangible assets	(167)	(259)
Accrued liabilities	(114)	(70)

Deferred income tax liabilities	(281)	(329)

Net deferred income tax liabilities	$(167)	$(208)

The Company’s deferred tax assets are primarily a result of deductible temporary differences related to net operating loss (“NOL”) carryforwards, benefit obligations, tax credit carryforwards, and other accruals, which are available to reduce taxable income in future periods. As of September 30, 2016, the Company had NOL carryforwards of $1,357 million, comprised of $466 million for U.S. federal, state and local taxes and $891 million in foreign jurisdictions. See Note 13, “Income Taxes” to our audited Consolidated Financial Statements for further details on our NOL carryforwards.

The U.S. Internal Revenue Code (“IRC” or the “Code”) contains provisions which limit the use of NOLs, U.S. federal tax credits and other tax attributes upon a change in ownership as defined by the Code. The Merger in October 2007 was a change of ownership subject to the loss limitation provision under the Code.

A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets if it is more likely than not that some or all of the deferred tax assets will not be realized. At September 30, 2016, the Company’s valuation allowance is $2,256 million, of which $1,329 million, $308 million, $528 million and $91 million relates to U.S., Germany, Luxembourg, and other foreign entities, respectively. Primarily as a result of significant book taxable losses incurred subsequent to the Merger, the Company’s deferred tax assets exceed its deferred tax liabilities, exclusive of the U.S. deferred tax liabilities associated with indefinite-lived intangible assets. The Company is in a three-year cumulative book taxable loss position in the U.S. and other significant tax jurisdictions and expects to continue to incur significant interest expense related to its debt and amortization and depreciation expense associated with the Merger and acquisition of NES. The Company considered the scheduled reversal of deferred tax assets and liabilities, projected future taxable income, and certain tax planning strategies in assessing the realization of its deferred tax assets. Based on this assessment, the Company determined that it is more likely than not that the deferred tax assets will not be realized to the extent they exceed the scheduled reversal of deferred tax liabilities. The recognition of valuation allowances will affect the Company’s effective income tax rate.

During the first quarter of fiscal 2015, the Company recorded a correction to the prior period valuation allowance on deferred tax assets, which decreased the provision for income taxes of continuing operations by $6 million. The Company evaluated the correction in relation to the period of adjustment, as well as the period in which the adjustments originated, and concluded that the adjustment was not material to fiscal 2015 or any fiscal quarter or year.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

A reconciliation of the Company’s loss from continuing operations before income taxes at the U.S. federal statutory rate to the provision for income taxes of continuing operations is as follows:

	Fiscal years ended September 30,
In millions	2016	2015	2014
Income tax benefit computed at the U.S. federal statutory rate of 35%	$252	$35	$93
State and local income taxes, net of federal income tax effect	8	1	10
Tax differentials on foreign earnings	(15)	(18)	(26)
Loss on foreign subsidiaries	24	303	1
Taxes on unremitted foreign earnings and profits	12	3	26
Nondeductible portion of goodwill impairment	(100)	—	—
Adjustment to deferred taxes	39	(20)	28
Audit settlements and accruals	(7)	(6)	2
Credits and other taxes	(24)	(9)	(13)
Rate changes	(2)	2	(6)
U.S. tax on foreign source income	(34)	(42)	(29)
Other differences, net	(3)	(5)	16
(Non-deductible expense)/non-taxable income on derivative	26	(9)	(8)
Valuation allowance	(187)	(305)	(145)

Provision for income taxes of continuing operations	$(11)	$(70)	$(51)

In fiscal 2016, the Company recognized an impairment charge of $442 million to goodwill as a result of continued customer cutbacks in investments in unified communication products. See Note 6, “Goodwill,” for further discussion. A portion of the impairment charges were allocated to tax jurisdictions where there would not be any taxable benefit and therefore nondeductible.

In assessing the realization of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Primarily as a result of significant book taxable losses, the Company’s deferred tax assets exceed its deferred tax liabilities, exclusive of the U.S. deferred tax liabilities associated with indefinite-lived intangible assets. The Company considered the scheduled reversal of deferred tax assets and liabilities, projected future taxable income, and certain tax planning strategies in assessing the realization of its deferred tax assets. Based on this assessment, the Company determined that it is more likely than not that the deferred tax assets will not be realized to the extent they exceed the scheduled reversal of deferred tax liabilities.

In fiscal 2016, 2015 and 2014, the Company’s valuation allowance increased $280 million, $337 million and $135 million, respectively, primarily due to valuation allowances established for additional net operating losses (“NOLs”) and the tax effects related to other comprehensive income. In fiscal 2013, as a result of tax charges to other comprehensive income the Company recognized an income tax benefit to the Consolidated Statement of Operations as less valuation allowance was required against the Company’s deferred tax assets. At September 30, 2016, the valuation allowance of $2,256 million is comprised of $1,329 million, $308 million, $528 million and $91 million related to the U.S., Germany, Luxembourg, and other foreign subsidiaries, respectively. The recognition of valuation allowances will affect the Company’s effective income tax rate.

In fiscal 2015, the Company recorded for statutory purposes only in Luxembourg, impairments related to its wholly owned subsidiaries. Pursuant to Luxembourg tax law, the impairment charge resulted in a tax effected NOL of $370 million, offset by $67 million of a deferred tax liability, subject to a valuation allowance of $303 million.

As of September 30, 2016 the Company had a deferred tax liability of $49 million with respect to foreign undistributed earnings. As of September 30, 2015 the Company had a deferred tax liability of $46 million with respect to earnings and profits.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

As of September 30, 2016, the Company had tax-effected NOLs and credits of $1,417 million comprised of $521 million for U.S. federal, state and local taxes and $896 million for foreign taxes, including $206 million and $644 million in Germany and Luxembourg, respectively. There are $530 million of tax-effected NOLs in Luxembourg associated with impairment of intercompany balances in wholly owned subsidiaries. These NOLs, under the current operating structure of the Company, can only be utilized against future increases in value of the aforementioned intercompany balances.

The U.S. federal and state NOLs expire through the year 2035, with the majority expiring in excess of 10 years. The majority of foreign NOLs have no expiration. Additionally, the Company has various other tax credit carry-forwards totaling $60 million, of which $38 million expire within 5 to 20 years while the remaining have no expiration.

As a result of a significant change in the ownership of the Company in October 2007, Section 382 of the Internal Revenue Code will limit, on an annual basis, the Company’s ability to utilize its pre-October 2007 U.S. federal NOLs and U.S. federal tax credits. The Company’s NOLs and credits will continue to be available to offset taxable income and tax liabilities (until such NOLs and credits are either used or expire) subject to the Section 382 annual limitation. If the annual limitation amount is not fully utilized in a particular tax year, then the unused portion from that particular tax year will be added to the annual limitation in subsequent years.

As of September 30, 2016 there were $263 million of unrecognized tax benefits (“UTBs”) associated with uncertain tax positions and an additional $17 million of accrued interest and penalties related to these amounts. The Company estimates $89 million of UTBs would affect the effective tax rate if recognized. At this time, the Company is unable to make a reasonably reliable estimate of the timing of payments in connection with these tax liabilities. The Company’s policy is to include interest and penalties related to its uncertain tax positions within the (provision for) benefit from income taxes. Included in the (provision for) benefit from income taxes of continuing operations in fiscal 2016, 2015 and 2014 is interest (benefit) expense of $1 million, $(4) million and $2 million, respectively. The Company files corporate income tax returns with the federal government in the U.S. and with multiple U.S. state and local jurisdictions and foreign tax jurisdictions. In the ordinary course of business these income tax returns will be examined by the tax authorities. Various state, local, and foreign income tax returns, such as Brazil, Italy, Germany, India, Ireland, Israel, Canada and China are under examination by taxing authorities for tax years ranging from 2001 through 2014. It is reasonably possible that the total amount of UTB will decrease in the next 12 months as a result of the expiration of the statute of limitations by an estimated $8 million.

The following table summarizes the changes in the gross UTB liability for fiscal 2016, 2015 and 2014:

In millions
Gross UTB balance at October 1, 2013	$264
Additions based on tax positions relating to the period	23
Change to tax positions relating to prior periods	(27)
Statute of limitations expirations	(3)

Gross UTB balance at September 30, 2014	257
Additions based on tax positions relating to the period	24
Change to tax positions relating to prior periods	(16)
Statute of limitations expirations	(13)

Gross UTB balance at September 30, 2015	252
Additions based on tax positions relating to the period	24
Change to tax positions relating to prior periods	(3)
Statute of limitations expirations	(10)

Gross UTB balance at September 30, 2016	$263

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

14. Benefit Obligations

Pension, Postretirement and Postemployment Benefits

The Company sponsors non-contributory defined benefit pension plans covering a portion of its U.S. employees and retirees, and postretirement benefit plans covering a portion of its U.S. retirees that include healthcare benefits and life insurance coverage. Certain non-U.S. operations have various retirement benefit programs covering substantially all of their employees. Some of these programs are considered to be defined benefit pension plans for accounting purposes.

The Company froze benefit accruals and additional participation in the pension and postretirement benefit plans for its U.S. management employees effective December 31, 2003. The Company also subsequently amended the postretirement benefit plan for its U.S. management employees as follows: (i) effective January 1, 2013, to terminate retiree dental coverage, and to cease providing medical and prescription drug coverage to a retiree, dependent, or lawful spouse who has attained age 65; (ii) effective January 1, 2015, to reduce the Company’s maximum contribution toward the cost of providing benefits under the plan; and (iii) effective January 1, 2016, to replace coverage through the Company’s group plan, with coverage through the private insurance marketplace.

Effective February 12, 2016 and April 26, 2016, respectively, the Company and the Communications Workers of America (“CWA”) and the International Brotherhood of Electrical Workers (“IBEW”), agreed to extend the 2009 Collective Bargaining Agreement (“CBA”), previously extended through June 13, 2016, until June 14, 2018. The contract extensions did not affect the Company’s obligation for pension and postretirement benefits available to U.S. employees of the Company who are represented by the CWA or IBEW (“represented employees”).

In September 2015, the Company approved a change to the postretirement medical plan for represented retirees who are retired as of October 15, 2015 and their eligible dependents (“existing retirees”). The change, which became effective January 1, 2017, replaced medical coverage the existing retirees receive through the Company’s group plan, with medical coverage through the private and public insurance marketplace. The change allows the existing retirees to choose insurance from the marketplace and receive financial support from the Company toward the cost of coverage through a Health Reimbursement Arrangement (“HRA”).

The Company’s general funding policy with respect to the qualified pension plans is to contribute amounts at least sufficient to satisfy the minimum amount required by applicable law and regulations, or to directly pay benefits where appropriate. Contributions to the U.S. pension plans were $96 million, $95 million and $160 million in fiscal 2016, 2015 and 2014, respectively. The contributions to the U.S. pension plans included $7 million, $6 million and $7 million for certain pension benefits that were not pre-funded, and cash contributions of $89 million, $89 million and $153 million to satisfy the minimum statutory funding requirements in fiscal 2016, 2015 and 2014, respectively. Contributions to the non-U.S. pension plans were $24 million, $25 million and $27 million in fiscal 2016, 2015 and 2014, respectively. In fiscal 2017, the Company estimates that it will make payments totaling $7 million for certain U.S. pension benefits that are not pre-funded, contributions totaling $145 million to satisfy the minimum statutory funding requirements in the U.S. and contributions totaling $26 million for non-U.S. plans.

Most post-retirement medical benefits are not pre-funded. Consequently, the Company makes payments directly to the claims administrator as retiree medical benefit claims are disbursed. These payments are funded by the Company up to the maximum contribution amounts specified in the plan documents and contract with the CWA and IBEW, and contributions from the participants, if required. As a result, payments for retiree medical and dental benefits were $41 million, $28 million and $45 million in fiscal 2016, 2015 and 2014 respectively. The Company estimates it will make payments for retiree medical and dental benefits totaling $20 million during fiscal 2017.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

A reconciliation of the changes in the benefit obligations and fair value of assets of the defined benefit pension and postretirement plans, the funded status of the plans, and the amounts recognized in the Consolidated Balance Sheets is provided in the table below:

	Pension Benefits U.S.		Pension Benefits Non-U.S.		Postretirement Benefits
	September 30,		September 30,		September 30,
In millions	2016	2015	2016	2015	2016	2015
CHANGE IN BENEFIT OBLIGATION
Benefit obligation as of beginning of year	$3,444	$3,333	$554	$616	$388	$486
Service cost	4	5	6	7	2	2
Interest cost	110	136	14	15	13	19
Employee contributions	—	—	—	—	4	13
Amendments	—	—	—	(1)	—	(62)
Actuarial loss (gain)	228	205	103	6	78	(14)
Benefits paid	(231)	(235)	(24)	(25)	(49)	(56)
Exchange rate movements	—	—	(3)	(67)	—	—
Curtailments, settlements and other	3	—	1	3	—	—

Projected benefit obligation as of end of year	$3,558	$3,444	$651	$554	$436	$388

CHANGE IN PLAN ASSETS
Fair value of plan assets as of beginning of year	$2,218	$2,321	$59	$60	$159	$173
Actual return on plan assets	287	37	10	6	17	1
Employer contributions	96	95	24	25	41	28
Employee contributions	—	—	—	—	4	13
Benefits paid	(231)	(235)	(24)	(25)	(49)	(56)
Exchange rate movements	—	—	(1)	(6)	—	—
Curtailments, settlements and other	—	—	(1)	(1)	—	—

Fair value of plan assets as of end of period	$2,370	$2,218	$67	$59	$172	$159

AMOUNT RECOGNIZED IN THE CONSOLIDATED BALANCE SHEETS CONSISTS OF:
Noncurrent assets	$—	$—	$—	$1	$—	$—
Accrued benefit liability, current	(7)	(7)	(22)	(25)	(19)	(35)
Accrued benefit liability, noncurrent	(1,181)	(1,219)	(562)	(471)	(245)	(194)

Net amount recognized	$(1,188)	$(1,226)	$(584)	$(495)	$(264)	$(229)

AMOUNT RECOGNIZED IN ACCUMULATED OTHER COMPREHENSIVE LOSS (PRE-TAX) CONSISTS OF:
Net prior service cost (credit)	$2	$3	$—	$—	$(80)	$(101)
Net actuarial loss	1,337	1,304	223	136	137	70

Net amount recognized	$1,339	$1,307	$223	$136	$57	$(31)

Effective September 30, 2016, to reflect its best estimate of future mortality for its U.S. pension and postretirement benefit plans, the Company updated its mortality rate assumptions to use the projected mortality improvement scale Mortality Projection-2016, as developed by Aon Hewitt. The change resulted in a $78 million decrease in the Company’s U.S. pension obligation and less than a $1 million decrease in the Company’s U.S. postretirement benefit obligation as of September 30, 2016.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

The following table provides the accumulated benefit obligation for all defined benefit pension plans and information for pension plans with an accumulated benefit obligation in excess of plan assets:

	U.S. Plans		Non- U.S. Plans
	September 30,		September 30,
In millions	2016	2015	2016	2015
Accumulated Benefit Obligation for all plans	$3,558	$3,444	$634	$542
Plans with Accumulated Benefit Obligation in Excess of Plan Assets
Projected Benefit Obligation	$3,558	$3,444	$651	$549
Accumulated Benefit Obligation	$3,558	$3,444	$634	$537
Fair Value of Plan Assets	$2,370	$2,218	$67	$53

Estimated future benefits expected to be paid in each of the next five fiscal years, and in aggregate for the five fiscal years thereafter, are presented below:

	Pension Benefits		Other Benefits	Federal Prescription Drug Subsidy Receipts
In millions	US	Non-U.S.
2017	$224	$25	$26	$1
2018	216	24	22	—
2019	216	25	22	—
2020	215	23	22	—
2021	214	24	23	—
2022 and thereafter	1,058	132	116	1

Total	$2,143	$253	$231	$2

The components of net periodic benefit cost (credit) for the pension plans are provided in the table below:

	Pension Benefits—U.S.			Pension Benefits—U.S.
	Year ended September 30,			Year ended September 30,
In millions	2016	2015	2014	2016	2015	2014
Components of net periodic benefit cost (credit)
Service cost	$4	$5	$5	$6	$7	$7
Interest cost	110	136	145	14	15	21
Expected return on plan assets	(183)	(179)	(168)	(2)	(2)	(2)
Amortization of prior service cost	1	1	1	—	—	—
Amortization of actuarial loss	91	97	82	7	7	4
Curtailment, settlement loss	3	—	—	—	—	—

Net periodic benefit cost	$26	$60	$65	$25	$27	$30

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

The components of net periodic benefit cost (credit) for the postretirement benefit plans are provided in the table below:

	Postretirement Benefits—U.S.
	Year ended September 30,
In millions	2016	2015	2014
Components of net periodic benefit cost (credit)
Service cost	$2	$2	$2
Interest cost	13	19	22
Expected return on plan assets	(10)	(10)	(11)
Amortization of prior service cost	(19)	(13)	(13)
Amortization of actuarial loss	4	5	4
Curtailment, settlement gain	(2)	—	—

Net periodic benefit (credit) cost	$(12)	$3	$4

As a result of restructuring initiatives during fiscal 2016, the U.S. pension and postretirement plans for salaried employees experienced a curtailment. The curtailment of the pension plan resulted in a $3 million loss, which was recognized in fiscal 2016. The curtailment of the postretirement plan resulted in a $6 million gain, of which $2 million was recognized in fiscal 2016 associated with terminations that occurred as of September 30, 2016. The remaining $4 million curtailment gain will be recognized in fiscal 2017 when the remaining terminations occur.

Effective October 1, 2015, the Company changed its estimate of the service and interest cost components of net periodic benefit cost for its U.S. pension and other postretirement benefit plans. Previously, the Company estimated the service and interest cost components utilizing a single weighted-average discount rate derived from the yield curve used to measure the benefit obligation. The new estimate utilizes a full yield curve approach in the estimation of these components by applying the specific spot rates along the yield curve used in the determination of the benefit obligation to their underlying projected cash flows. The new estimate provides a more precise measurement of service and interest costs by improving the correlation between projected benefit cash flows and their corresponding spot rates. The change did not affect the measurement of the Company’s U.S. pension and postretirement benefit obligations and it was accounted for as a change in accounting estimate, which is applied prospectively. For fiscal 2016, the change in estimate reduced the U.S. pension and postretirement benefit plan cost by $30 million to $35 million when compared to the prior estimate.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

Other changes in plan assets and benefit obligations recognized in other comprehensive loss are provided in the table below:

	Pension Benefits—U.S.		Pension Benefits—Non-U.S.		Postretirement Benefits
	Year ended September 30,		Year ended September 30,		Year ended September 30,
In millions	2016	2015	2016	2015	2016	2015
Net loss (gain)	$124	$347	$95	$2	$71	$(6)
Prior service cost (credit)	—	—	—	(1)	—	(62)
Amortization of prior service cost (credit)	(1)	(1)	—	—	19	13
Amortization of actuarial gain	(91)	(97)	(7)	(7)	(4)	(5)
Prior service cost (credit) and net loss (gain) recognition due to curtailment	—	—	—	—	2	—

Total recognized in other comprehensive loss	$32	$249	$88	$(6)	$88	$(60)

Total recognized in net periodic benefit cost and other comprehensive loss	$58	$309	$113	$21	$76	$(57)

The estimated amounts to be amortized from accumulated other comprehensive loss into net periodic benefit cost during fiscal 2017 are provided in the table below:

In millions	Pension Benefits—U.S.	Pension Benefits— Non-U.S.	Postretirement Benefits
Amortization of prior service cost	$1	$—	$(21)
Recognized net actuarial loss	102	16	12

	$103	$16	$(9)

The weighted average assumptions used to determine the benefit obligation for the pension and postretirement plans are provided in the table below:

	Pension Benefits—U.S.		Pension Benefits—Non-U.S.		Postretirement Benefits
	September 30,		September 30,		September 30,
	2016	2015	2016	2015	2016	2015
Discount rate	3.55%	4.23%	1.22%	2.53%	3.67%	4.35%
Rate of compensation increase	4.00%	4.00%	3.45%	3.19%	4.00%	4.00%

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

The weighted average assumptions used to determine the net periodic benefit cost for the pension and postretirement plans are provided in the tables below:

	Pension Benefits—U.S.			Pension Benefits—Non-U.S.
	Year ended September 30,			Year ended September 30,
	2016	2015	2014	2016	2015	2014
Discount rate	4.23%	4.21%	4.75%	2.53%	2.63%	3.61%
Expected return on plan assets	8.00%	8.00%	8.00%	3.09%	3.49%	4.19%
Rate of compensation increase	4.00%	4.00%	4.00%	3.11%	2.96%	3.44%

	Postretirement Benefits
	Year ended September 30,
	2016	2015	2014
Discount rate	4.35%	4.17%	4.62%
Expected return on plan assets	5.90%	5.90%	6.90%
Rate of compensation increase	4.00%	4.00%	4.00%

The discount rate is subject to change each year, consistent with changes in rates of return on high-quality fixed-income investments currently available and expected to be available during the expected benefit payment period. The Company selects the assumed discount rate for its U.S. pension and postretirement benefit plans by applying the rates from the Aon Hewitt AA Only and Aon Hewitt AA Only Above Median yield curves to the expected benefit payment streams and develops a rate at which it is believed the benefit obligations could be effectively settled. The Company follows a similar process for its non-U.S. pension plans by applying the Aon Hewitt Euro AA corporate bond yield curve. Based on the published rates as of September 30, 2016, the Company used a weighted average discount rate of 3.55% for the U.S. pension plans, 1.22% for the non-U.S. pension plans, and 3.67% for the postretirement benefit plans, a decrease of 68 basis points from the prior year for both the U.S. pension plans and postretirement benefit plans, and a 131 basis point decrease from the prior year for the non-U.S. pension plans. As of September 30, 2016, this had the effect of increasing the projected U.S. pension benefit obligation $260 million, the postretirement benefit obligation $36 million and the non-U.S. pension benefit obligation $129 million. For fiscal 2017, this has the effect of increasing the U.S. pension and postretirement service cost by less than $1 million.

The expected long-term rate of return on U.S. pension and postretirement benefit plan assets is selected by applying forward-looking capital market assumptions to the strategic asset allocation approved by the governing body for each plan. The forward-looking capital market assumptions are developed by an investment adviser and reviewed by the Company for reasonableness. The return and risk assumptions consider such factors as anticipated long-term performance of individual asset classes, risk premium for active management based on qualitative and quantitative analysis, and correlations of the asset classes that comprise the asset portfolio.

Based on an analysis of the U.S. qualified pension plans completed in fiscal 2016, the expected long-term rate of return for fiscal 2017 was changed to 7.75%, a reduction of 25 basis points from fiscal 2016. A 25 basis point change in the expected long-term rate of return will result in approximately a $6 million change in pension expense.

Based on an analysis of the postretirement benefit plans completed in fiscal 2016, the expected long-term rate of return for fiscal 2017 will remain unchanged at 5.9%. A 25 basis point change in the expected long-term rate of return will result in a change in postretirement expense of less than $1 million.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

The assumed health care cost trend rates for postretirement benefit plans were as follows:

	September 30,
	2016	2015
Health care cost trend rate assumed for next year	7.9%	8.1%
Rate to which the cost trend rate is assumed to decline (ultimate trend rate)	5.0%	5.0%
Year that the rate reaches the ultimate trend rate	2025	2025

The Company’s cost for postretirement healthcare claims is capped and the projected postretirement healthcare claims exceed the cap. Therefore, a one-percentage-point increase or decrease in the Company’s healthcare cost trend rates will not impact the postretirement benefit obligation and the service and interest cost components of net periodic benefit cost.

The weighted-average asset allocation of the pension and postretirement plans by asset category and target allocation is as follows:

	Pension Plan Assets—U.S.			Pension Plan Assets—Non-U.S.		Postretirement Plan Assets
	September 30,		Long term Target	September 30,		September 30,		Long term Target
Asset Category	2016	2015		2016	2015	2016	2015
Equity Securities	43%	42%	44%	1%	2%	40%	40%	45%
Debt Securities	40%	38%	39%	85%	82%	60%	60%	55%
Hedge Funds	7%	8%	8%	—%	—%	—%	—%	—%
Private Equity	2%	3%	3%	—%	—%	—%	—%	—%
Real Estate	4%	4%	4%	—%	—%	—%	—%	—%
Commodities	2%	2%	2%	—%	—%	—%	—%	—%
Other(1)	2%	3%	—%	14%	16%	—%	—%	—%

Total	100%	100%	100%	100%	100%	100%	100%	100%

(1)	The other category includes cash/cash equivalents, derivative financial instruments, and payables/receivables for pending transactions. The other category for non-U.S. pension assets also includes insurance contracts with a guaranteed interest credit for which the underlying asset allocation is not available.

The Company’s asset management strategy focuses on the dual objectives of improving the funded status of the pension plans and reducing the impact of changes in interest rates on the funded status. To improve the funded status of the pension plans, assets are invested in a diversified mix of asset classes designed to generate higher returns over time, than the pension benefit obligation discount rate assumption. To reduce the impact of interest rate changes on the funded status of the pension plans, assets are invested in a mix of fixed income investments (including long-term debt) that are selected based on the characteristics of the benefit obligation of the pension plans. Strategic asset allocation is the principal method for achieving the Company’s investment objectives, which are determined in the course of periodic asset-liability studies. The most recent asset-liability study was completed in fiscal 2015 for the pension plans.

As part of the Company’s asset management strategy, investments are professionally-managed and diversified across multiple asset classes and investment styles to minimize exposure to any one specific investment. Derivative instruments (such as forwards, futures, swaptions and swaps) may be held as part of the Company’s asset management strategy. However, the use of derivative financial instruments for speculative purposes is prohibited by the Company’s investment policy.

Also, as part of the Company’s investment strategy, the U.S. pension plans invest in hedge funds, real estate funds, private equity and commodities to provide additional uncorrelated returns. All funds are broadly diversified to minimize exposure to any one specific investment.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

The fair value of plan assets is determined by the trustee, and reviewed by the Company, following the accounting guidance for fair value measurements and the fair value hierarchy discussed in Note 12, “Fair Value Measures.” Because of the inherent uncertainty of valuation, estimated fair values may differ significantly from the fair values that would have been used had quoted prices in an active market existed.

The following table summarizes the fair value of the U.S. pension plans assets by asset class:

	As of September 30, 2016				As of September 30, 2015
In millions	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
U.S. Government debt securities(a)	$—	$207	$—	$207	$—	$173	$—	$173
Corporate debt securities:(b)	—	—	—	—	—	2	—	2

Total assets in the fair value hierarchy	—	207	—	207	—	175	—	175

Investments measured at net value(c)
Real estate(d)				102				93
Private equity(e)				32				60
Multi-strategy hedge funds(f)				177				184
Investment funds:(g)
Cash and cash equivalents				39				56
Long duration fixed income				648				574
High-yield debt				103				93
U.S. equity				527				488
Non-U.S. equity				370				345
Emerging market equity				116				98
Commodities				41				41

Total investment measured at net asset value				2,155				2,032
Cash and other plan assets, net				8				11

Total plan assets at fair value	$—	$207	$—	$2,370	$—	$175	$—	$2,218

(a)	Includes U.S. Treasury STRIPS, which are generally valued using institutional bid evaluations from various contracted pricing vendors. Institutional bid evaluations are estimated prices that represent the price a dealer would pay for a security. Pricing inputs to the institutional bid evaluation vary by security, and include benchmark yields, reported trades, unadjusted broker/dealer quotes, issuer spreads, bids, offers or other observable market data.
(b)	Includes corporate bonds diversified across various business sectors, as well as collateralized mortgage obligations and asset backed securities, which are generally valued using institutional bid evaluations from various contracted pricing vendors. Institutional bid evaluations are estimated prices that represent the price a dealer would pay for a security. Pricing inputs to the institutional bid evaluation vary by security, and include benchmark yields, reported trades, unadjusted broker/dealer quotes, issuer spreads, bids, offers or other observable market data.
(c)	Certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy.
(d)

Includes open ended real estate commingled funds, close ended real estate limited partnerships, and insurance company separate accounts that invest primarily in U.S. office, lodging, retail and residential real estate. The insurance company separate accounts and the commingled funds account for their portfolio of assets at fair value and calculate the net asset value per share or its equivalent (“NAV”) on either a monthly or quarterly basis. Shares can be redeemed at the NAV on a quarterly basis, provided a written redemption request is received in advance (generally 45—91 days) of the redemption date. Therefore, the undiscounted NAV is used as the fair value measurement. For limited partnerships, the fair value of the underlying assets and the capital account for each investor is determined by the General Partner (“GP”). The valuation

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

techniques used by the GP generally consist of unobservable inputs such as discounted cash flow analysis, analysis of recent comparable sales transactions, actual sale negotiations and bona fide purchase offers received from third parties. The partnerships are typically funded over time as capital is needed to fund asset purchases, and distributions from the partnerships are received as the partnerships liquidate their underlying asset holdings. Therefore, the life cycle for a typical investment in a real estate limited partnership is expected to be approximately 10 years from initial funding.
(e)	Includes limited partner interests in various limited partnerships (“LP“s) that invest primarily in U.S. and non-U.S. investments either directly, or through other partnerships or funds with a focus on venture capital, buyouts, expansion capital, or companies undergoing financial distress or significant restructuring. The NAV of the LPs and of the capital account of each investor is determined by the GP of each LP. Marketable securities held by the LPs are valued based on the closing price on the valuation date on the exchange where they are principally traded and may be adjusted for legal restrictions, if any. Investments without a public market are valued based on assumptions made and valuation techniques used by the GP, which consist of unobservable inputs. Such valuation techniques may include discounted cash flow analysis, analysis of recent comparable sales transactions, actual sale negotiations and bona fide purchase offers received from third parties. The LPs are typically funded over time as capital is needed to fund purchases, and distributions are received as the partnerships liquidate their underlying asset holdings.
(f)	Includes hedge fund of funds and hedge funds that pursue multiple strategies to diversify risks and reduce volatility. The funds account for their portfolio of assets at fair value and calculate the NAV of their fund on a monthly basis. The funds limit the frequency of redemptions to manage liquidity and protect the interests of the funds and their shareholders. Several of the funds, with a fair value totaling $4 million as of September 30, 2016, are in the process of liquidation and cannot provide an estimate as to when the liquidation will be completed. However, since trades (purchases and redemptions) are executed using the NAV as calculated on the trade date, the undiscounted NAV as reported by the applicable fund is used as the fair value measurement.
(g)	Includes open-end funds and unit investment trusts that invest in various asset classes including: U.S. and non-U.S. corporate debt, U.S. government debt, municipal bonds, U.S. equity, non-U.S developed and emerging markets equity, and commodities. The funds account for their portfolio of assets at fair value and calculate the NAV of the funds on a daily basis, and shares can be redeemed at the NAV. Therefore, the undiscounted NAV as reported by the funds is used as the fair value measurement.

The following table summarizes the fair value of the non-U.S. pension plan assets by asset class:

	September 30,
In millions	2016	2015
Investments measured at net asset value(a):
Investment funds(b):
Equity securities	$—	$1
Debt securities	4	2
Asset allocation	2	2
Insurance contracts(c)	61	54

Total plan assets at fair value	$67	$59

(a)	Certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy.
(b)	Includes collective investment funds that invest in various asset classes including U.S. and non-U.S. corporate debt and equity, and derivatives. The funds account for their portfolio of assets at fair value and calculate the NAV of the funds on a daily basis, and shares can be redeemed at the NAV. Therefore, the undiscounted NAV as reported by the funds is used as the fair value measurement.
(c)

Most non-U.S. pension plans are funded through insurance contracts, which provide for a guaranteed interest credit, and a profit-sharing adjustment based on the actual performance of the underlying investment assets of the insurer. The fair value of the contract is determined by the insurer based on the premiums paid

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

by the Company plus interest credits plus the profit-sharing adjustment less benefit payments. The underlying assets of the insurer are invested in compliance with local rules or law, which tend to require a high allocation to fixed income securities. For example, in the Netherlands, where the pension plan assets account for 80% of the Company’s total non-U.S. pension assets, the insurer’s underlying asset allocation at September 30, 2016 was 100% fixed income securities.

The following table summarizes the fair value of the postretirement benefit plans assets by asset class:

	September 30,
In millions	2016	2015
Investments measured at net asset value(a)
Group life insurance contract measured at net asset value(b)	$172	$159

Total plan assets at fair value	$172	$159

(a)	Certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy.
(b)	The group life insurance contracts are held in a reserve of an insurance company that provides for investment of pre-funding amounts in a family of pooled separate accounts. The fair value of each group life insurance contract is primarily determined by the value of the units it owns in the pooled separate accounts that back the policy. Each of the pooled separate accounts provides a unit NAV on a daily basis, which is based on the fair value of the underlying assets owned by the account. The postretirement benefit plans can transact daily at the unit NAV without restriction. As of September 30, 2016, the asset allocation of the pooled separate accounts in which the contracts invest was approximately 60% fixed income securities, 22% U.S. equity securities and 18% non-U.S. equity securities.

Savings Plans

Substantially all of the Company’s U.S. employees are eligible to participate in savings plans sponsored by the Company. The plans allow employees to contribute a portion of their compensation on a pre-tax and after-tax basis in accordance with specified guidelines. The Company matches a percentage of employee contributions up to certain limits if certain criteria are met. The Company’s expense related to these savings plans was $4 million, $6 million and $7 million in fiscal 2016, 2015 and 2014, respectively.

15. Share-based Compensation

The Avaya Holdings Corp. Second Amended and Restated 2007 Equity Incentive Plan (the “2007 Plan”) governs the issuance of equity awards, including restricted stock units (“RSUs”) and stock options, to eligible plan participants. Key employees, directors, and consultants of the Company may be eligible to receive awards under the 2007 Plan. Each stock option, when vested and exercised, and each RSU, when vested, entitles the holder to receive one share of common stock, subject to certain restrictions on their transfer and sale as defined in the 2007 Plan and related award agreements. On August 12, 2015, the Compensation Committee approved an amendment to the 2007 Plan, which was approved by the stockholders of the Company effective November 16, 2015, to make an additional 5,379,467 shares available for issuance, increasing the total amount of shares of common stock available for issuance under the 2007 Plan to 61,236,872.

Option Awards

Under the 2007 Plan, stock options may not be granted with an exercise price of less than the fair market value of the underlying stock on the date of grant. Share-based compensation expense recognized in the Consolidated Statements of Operations is based on awards ultimately expected to vest. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

estimates in accordance with the authoritative guidance. All options awarded under the 2007 Plan expire the earlier of ten years from the date of grant or upon cessation of employment, in which event there are limited exercise provisions allowed for vested options.

During the period from October 27, 2007 through September 30, 2009, the Company granted time-based, performance-based “EBITDA,” and market-based “multiple-of-money” options to purchase common stock. Options granted during the period October 27, 2007 through September 30, 2008 have an exercise price of $5.00, and options granted during the year ended September 30, 2009 have an exercise price of $3.80, which was the fair market value (as defined under the 2007 Plan) of the underlying shares at the time granted.

In November 2009, the Compensation Committee of the Company’s Board of Directors approved a stock option exchange program through which individuals holding stock options having exercise prices of $5.00 and $3.80 per share could exchange them on a one-option-for-one-option basis, for replacement options with an exercise price of $3.00 per share, the fair market value (as defined under the 2007 Plan) of the underlying shares at the time of exchange, and with new vesting terms. The replacement options issued to participants in the exchange program include time-based and market-based multiple-of-money options.

During the period November 18, 2009 through October 1, 2012, the Company granted time-based and multiple-of-money options to purchase common stock.

On February 25, 2013, the Compensation Committee of the Company’s Board of Directors approved a stock option exchange program through which individuals holding multiple-of-money and EBITDA stock options could exchange them on a three-for-one basis for RSUs. The tender offer was closed on April 30, 2013 and 45,500 EBITDA and 10,159,189 multiple-of-money options were tendered for exchange. In connection with the exchange offer, 3,401,654 replacement RSUs were granted, which have an effective grant date of May 6, 2013. The replacement RSUs vested in full in December 2013.

Subsequent to October 1, 2012, the Company granted time-based options to purchase common stock. As a result of the stock option exchange programs offered in November 2009 and February 2013, outstanding stock options at September 30, 2016 consist of time-based stock options and those EBITDA and multiple-of-money stock options that were not tendered for exchange.

Time-based options vest over their performance periods and are payable in shares of common stock upon vesting and exercise. The performance period for time-based options is generally three to four years, with the exception of 5,850,000 time-based options granted during fiscal 2010, which vested 20% on December 18, 2009, the date on which the closing of the NES acquisition was completed, and 20% annually thereafter for the following four years. Compensation expense equal to the fair value of the option measured on the grant date is recognized utilizing graded attribution over the requisite service period.

EBITDA options vest in equal installments each year over a four-year period assuming annual EBITDA targets are met. In the event that any annual EBITDA target is not met, cumulative targets would permit catch-up vesting in subsequent years should these annual EBITDA targets be achieved on a cumulative basis. The fair value of EBITDA options was measured on the date of grant. Compensation expense is recorded utilizing graded attribution over the requisite service period. Vesting, and therefore compensation expense, is estimated at the time that the achievement of the annual or cumulative EBITDA targets become probable. Compensation expense is adjusted for subsequent changes in the expected outcome of the annual and cumulative EBITDA targets until the vesting date.

Multiple-of-money options vest upon the achievement of defined returns on the Sponsors’ initial investment in the Company. Because vesting of the multiple-of-money market-based options is outside the control of the Company and the award recipients, compensation expense relative to the multiple-of-money options must be recognized upon the occurrence of a triggering event (e.g., sale or initial public offering of the Company).

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

Achievement of defined returns on the Sponsors’ initial investment may also cause any unvested portion of the EBITDA options to vest.

Fiscal 2016 Executive KEIP Award Exchange

On May 13, 2016, the Compensation Committee of the Avaya Holdings’ Board of Directors approved changes to the Company’s executive compensation program, which included revisions to the long-term incentive awards (the “LTIAs”) granted to Company executives on November 17, 2015. The LTIAs consisted of RSUs and stock options granted under the 2007 Plan and cash awards (collectively, the “November 2015 Awards”) that vest over a multi-year period. The November 2015 Awards were replaced by the Avaya Inc. 2016 Key Employee Incentive Plan (the “KEIP”), which is a single market-based performance cash incentive program tied to the Company’s key operating metric. Executives’ participation in the KEIP was conditioned upon the cancellation of their November 2015 Awards. In aggregate, November 2015 Awards consisting of 3,807,500 RSUs and 3,546,154 stock options were cancelled as a condition of each executives’ participation in the KEIP. Although cancelled, the Company accelerated share-based compensation for the estimated fair value at the date of grant of these RSUs and stock options over a one-year vesting period. The effect of accelerating share-based compensation related to the exchange did not have a material impact on the Company’s Consolidated Financial Statements.

Fiscal 2016 Employee Replacement Cash Award Exchange Program

On May 19, 2016, the Compensation Committee of the Avaya Holdings’ Board of Directors approved an exchange program through which individuals holding unvested RSUs, outstanding vested and unvested deferred RSUs and outstanding unvested multiple-of-money options could exchange such awards for time-based long-term incentive cash awards (“Replacement Cash Awards”). This exchange program closed on July 26, 2016. Although cancelled, the Company continues to recognize share-based compensation for the estimated fair value at the date of grant for unvested RSUs and unvested deferred RSUs over the original vesting period.

The following table summarizes option awards under the 2007 Plan (excluding the continuation options, as discussed below):

Options in 000s	Time-based	EBITDA	Multiple-of- Money	Total	Weighted Average Exercise Price	Fair Value at Date of Grant (in 000s)
Outstanding—October 1, 2015	26,205	18	312	26,535	$2.84	$46,116
Granted	5,575	—	—	5,575	$1.83	6,684
Exercised	—	—	—	—	$—	—
Forfeited	(5,257)	(4)	(32)	(5,293)	$2.71	(9,295)
Cancelled	(3,546)	—	—	(3,546)	$2.00	(4,610)

Outstanding—September 30, 2016	22,977	14	280	23,271	$2.75	$38,895

For fiscal 2016, 2015 and 2014, the weighted-average grant-date fair value of options granted during the year was $1.20, $1.55 and $1.55, respectively. The fair value of option awards is determined at the date of grant utilizing the Cox-Ross-Rubinstein (“CRR”) binomial option pricing model, which is affected by the fair value of the Avaya Holdings’ common stock as well as a number of complex and subjective assumptions. Expected volatility is based primarily on a combination of the historical volatility and estimates of implied volatility of the Company’s peer group. The peer group is periodically reviewed by management and the Compensation Committee of the Avaya Holdings’ Board of Directors for consistency with the Company’s business strategy, the businesses and markets in which the Company operates, and the Company’s competitive landscape. The risk-free interest rate assumption was derived from reference to the U.S. Treasury Spot rates for the expected term of the stock options. The dividend yield assumption is based on the Company’s current intent not to issue a dividend under its dividend policy. The expected holding period assumption was estimated based on the Company’s historical experience.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

The underlying weighted-average assumptions used in the valuations were as follows:

	Fiscal years ended September 30,
	2016	2015	2014
Stock price	$1.83	$2.49	$2.38
Expected term (in years)	5	5	5
Volatility	83.09%	76.16%	81.87%
Risk-free rate	1.53%	1.62%	1.38%
Dividend yield	—%	—%	—%

For fiscal 2016, 2015 and 2014, the Company recognized share-based compensation associated with these options of $6 million, $9 million and $8 million, respectively, which is included in costs and operating expenses. At September 30, 2016, there was $5 million of unrecognized share-based compensation that the Company expects to recognize as expense over the next four years associated with 2007 Plan options. The expected expense does not include any compensation associated with the multiple-of-money and EBITDA awards. At September 30, 2016 there are 17,857,761 vested and exercisable options outstanding. These options have a weighted average exercise price of $2.89, had a fair value at the date of grant of $31 million, no intrinsic value and a weighted average remaining contractual term of 5 years. At September 30, 2016, there are 23,270,860 options that are vested and exercisable or expected to vest over the next four years. These options have a weighted average exercise price of $2.75, a fair value at the date of grant of $39 million, no intrinsic value and a weighted average remaining contractual term of 6 years.

During fiscal 2016, 2015 and 2014, there were no options exercised.

Restricted Stock Units

Avaya Holdings has issued RSUs each of which represents the right to receive one share of its common stock when fully vested. The fair value of the common stock underlying the RSUs was estimated by the Compensation Committee of the Avaya Holdings’ Board of Directors at the date of grant.

During fiscal 2016, the Company awarded 6,084,132 time-based RSUs in the ordinary course of business with an aggregate fair value at the date of grant of $11 million. For fiscal 2016, 2015 and 2014, the Company recognized compensation expense associated with RSUs of $10 million, $10 million and $17 million, respectively. As of September 30, 2016, there was $13 million of unrecognized share based compensation associated with RSUs that the Company expects to recognize as expense through April 2020.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

The following table summarizes the RSUs granted under the 2007 Plan:

Nonvested Shares	Shares
Non-vested shares at October 1, 2013	6,334,903
Granted	9,764,906
Forfeited	(1,201,823)
Vested	(8,124,854)

Non-vested shares at September 30, 2014	6,773,132
Granted	5,521,521
Forfeited	(858,710)
Vested	(3,714,069)

Non-vested shares at September 30, 2015	7,721,874
Granted	6,084,132
Forfeited	(1,552,542)
Exchanged	(4,149,576)
Cancelled	(3,807,500)
Vested	(3,306,272)

Non-vested shares at September 30, 2016	990,116

16. Capital Stock

Capital Stock

The certificate of incorporation, as amended and restated, authorizes Avaya Holdings to issue up to 750,000,000 shares of common stock with a par value of $0.001 per share and 250,000 shares of Preferred Stock with a par value of $0.001 per share.

Preferred Stock

Preferred Series A Stock

On December 19, 2009, Avaya Holdings issued 125,000 shares of Series A preferred stock (“preferred series A”) with detachable warrants to purchase up to 38.5 million common shares at a price of $3.25 per share, which expire December 19, 2019. The preferred series A shares are non-voting, redeemable at the Company’s election and have a liquidation preference of $1,000 per share plus cumulative, compounded quarterly, accrued unpaid dividends at a rate of 5 percent per annum in cash.

Funds affiliated with Silver Lake and TPG provided an aggregate of $78 million of the cash proceeds from the issuance of the preferred series A shares and the warrants, with each sponsor-affiliated group providing $39 million of the cash proceeds. Based on their contributed cash, the Silver Lake and TPG funds each received 38,865 preferred series A shares and warrants to purchase up to 11,958,192 common shares. Under the terms of the preferred stock agreement, the preferred series A shares are redeemable at the Company’s election only; however, because affiliates of Silver Lake and TPG control the board of directors and hold a substantial portion of the preferred series A shares, they could trigger a demand for redemption at their discretion and therefore, the preferred series A shares have been classified in the mezzanine section between debt and stockholders’ deficiency in the Consolidated Balance Sheets.

In accordance with GAAP, the Company allocated the aggregate proceeds received at closing between the preferred series A shares and warrants issued based on their relative fair values at December 19, 2009. The estimated fair value of the preferred series A shares on December 19, 2009 was $85 million, which was estimated using the discounted cash flow analysis based on the Company’s current borrowing rates for similar types of

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

borrowing arrangements (e.g. Level 2 Input). The warrants have a term of 10-years, have an exercise price of $3.25 per share and an aggregate estimated fair value of $71.5 million. The fair value of each warrant was determined utilizing the CRR binomial option model under the following assumptions: estimated fair value of underlying stock of $3.00; expected term to exercise of 10 years; expected volatility of 48.8%; risk-free interest rate of 3.6%; and no dividend yield. The Company allocated the cash proceeds of $125 million received to the preferred series A shares and warrants based on their relative fair values, or $68 million and $57 million, respectively. Contemporaneously, the Company recorded a discount accretion of $57 million to the carrying amount of the preferred series A at the date of issuance, so that the carrying amount will equal the original redemption amount of $125 million.

As of September 30, 2016, the carrying value of the preferred series A was $175 million, which includes $50 million of accumulated and unpaid dividends as well as $57 million of discount accretion. As of September 30, 2015, the carrying value of the preferred series A was $167 million, which includes $42 million of accumulated and unpaid dividends as well as $57 million of discount accretion.

Preferred Series B Stock

On May 29, 2012, Avaya Holdings issued 48,922 shares of preferred series B with detachable warrants to purchase up to 24.5 million common shares at a price of $4.00 per share, which expire May 29, 2022. The aggregate proceeds from the issuance of the preferred series B and associated warrants were $196 million and were used to partially fund the acquisition of Radvision. The preferred series B shares are non-voting and earn cumulative dividends at a rate of 8 percent per annum, compounded annually, whether or not declared, and are payable in cash or additional shares of preferred series B at the Company’s option. Preferred series B dividends must be paid prior to dividends on any other series or classes of Avaya Holdings’ stock. Additionally, holders of preferred series B participate in any dividends payable on shares of Avaya Holdings’ common stock on an as converted basis.

The preferred series B are redeemable at the Company’s election. The Redemption Price is equal to (1) 110% of the Original Purchase Price of $4,000 per share, which increases by 10% on each anniversary of the date of issuance up to 150% following the fourth anniversary of the date of issuance, plus (2) any accrued and unpaid dividends. Upon consummation of a Qualified Public Offering or, if so determined by the Required Holders, an Initial Public Offering (as each such term is defined in the agreement), the preferred series B will mandatorily convert into common stock at the Conversion Price as described below or will be redeemed for cash at the option of the holders at the Redemption Price in effect at such time. However, if the Total Leverage Ratio (as defined in the Cash Flow Credit Agreement), after giving effect to such Qualified Public Offering or Initial Public Offering and the application of the proceeds there from, would be greater than 5.0, the preferred series B will mandatorily convert into common stock. The preferred series B is convertible into common stock at a Conversion Price equal to the lesser of (1) $4.00 per share (subject to certain anti-dilution provisions) or (2) the offering price per share in a Qualified Public Offering or an Initial Public Offering.

If a Qualified Public Offering or an Initial Public Offering has not occurred, on or after 5 years from the date of issuance, the preferred series B are redeemable in cash at the option of the holders at the Redemption Price in effect at such time.

Upon liquidation, the holders of the preferred series B are entitled to the greater of (1) the amount which would be receivable if such preferred series B was converted into common stock immediately prior to the liquidation event, or (2) the Redemption Price in effect at such time. Such payment must be made in preference to any other distribution to the holders of any other series and classes of Avaya Holdings’ stock.

The preferred series B were issued to funds affiliated with Silver Lake and TPG. Because the preferred series B shares are redeemable at the Company’s election at any time and affiliates of Silver Lake and TPG control the board of directors, the holders of the preferred series B could trigger a demand for redemption. In

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

addition, the preferred series B is redeemable at the option of the holders in certain cases. As a result, the preferred series B shares have been classified in the mezzanine section between debt and stockholders’ deficiency in the Consolidated Balance Sheets.

In accordance with GAAP, the Company allocated the aggregate proceeds received at closing between the preferred series B shares and the warrants. The estimated fair value of the preferred series B on May 29, 2012 was $210 million, which was estimated using a Binomial Lattice model. The warrants had an aggregate fair value of $27 million. The fair value of each warrant was $1.11 and was estimated utilizing the CRR binomial option under the following assumptions: estimated fair value of underlying stock of $1.75 per share; expected term to exercise of 10 years; expected volatility of 70%; risk-free interest rate of 1.7%; and no dividend yield. The Company allocated the cash proceeds of $196 million received to the preferred series B shares and warrants based on their relative fair values, or $173 million and $23 million, respectively.

Because the preferred series B shares contain certain features, which are required to be bifurcated and accounted for as a derivative instrument, a portion of the $173 million of cash proceeds allocated to the preferred series B shares was assigned to the embedded derivative and recognized as a liability in the Consolidated Balance Sheets. The amount assigned to the embedded derivative or $10 million, was equivalent to the fair value of such features and was determined by estimating the fair value of the preferred series B with and without such features.

Contemporaneous to the allocation of the preferred series B proceeds, the Company recorded discount accretion of $33 million to the carrying amount of the preferred series B at the date of issuance. Additionally, the Company is recording periodic accretion to the Redemption Price.

As of September 30, 2016, the carrying value of the preferred series B was $371 million, which includes $78 million of accumulated and unpaid dividends, $98 million of accretion to the Redemption Price, as well as $33 million of discount accretion at the date of issuance. As of September 30, 2015, the carrying value of the preferred series B was $338 million, which includes $57 million of accumulated and unpaid dividends, $85 million of accretion to the Redemption Price, as well as $33 million of discount accretion at the date of issuance.

Warrants

On December 18, 2009, Avaya Holdings issued warrants to purchase 100 million shares of its common stock of which 61.5 million warrants were issued in connection with the incremental B-2 term loans and 38.5 million warrants were issued in connection with the issuance of the preferred series A. The warrants have an exercise price of $3.25 per share and are exercisable any time prior to December 18, 2019.

On May 29, 2012, Avaya Holdings issued warrants to purchase 24.5 million shares of its common stock in connection with the issuance of the preferred series B. The warrants have an exercise price of $4.00 per share and are exercisable any time prior to May 29, 2022.

All such warrants have a cashless exercise feature, contain customary adjustment provisions for stock splits, capital reorganizations and certain other distributions and are currently outstanding as of September 30, 2016.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

17. Net Loss Per Share

The following table sets forth the computation of basic and diluted net loss per share of common stock as discussed in Note 2, “Summary of Significant Accounting Policies—Net Loss Per Share”:

	Year ended September 30,
In millions, except per share amounts	2016	2015	2014
Numerator:
Loss from continuing operations	$(730)	$(168)	$(315)
Dividends on Series A preferred stock	(8)	(8)	(8)
Dividends on Series B preferred stock	(20)	(19)	(17)
Accretion on Series B preferred stock	(13)	(19)	(20)

Loss from continuing operations attributable to common stockholders	(771)	(214)	(360)
Income from discontinued operations, net of income taxes	—	—	62

Net loss attributable to common stockholders	$(771)	$(214)	$(298)

Denominator:
Weighted average common shares—basic and diluted	500.7	499.7	495.4

Basic and diluted loss per share attributable to common stockholders:
Loss from continuing operations per share—basic and diluted	$(1.54)	$(0.43)	$(0.73)
Income from discontinued operations per share—basic and diluted	—	—	0.13

Net loss per share—basic and diluted	$(1.54)	$(0.43)	$(0.60)

The Company’s preferred stock and unvested restricted stock units are participating securities, which require the application of the two-class method to calculate basic and diluted earnings per share. Under the two-class method, undistributed earnings are allocated to common stock and the participating securities according to their respective participating rights in undistributed earnings, as if all the earnings for the period had been distributed. Basic net loss is computed by dividing the net loss attributable to common stockholders by the weighted average number of common shares outstanding during the period. Net loss attributable to common stockholders is increased for preferred stock dividends earned during the period. No allocation of undistributed earnings to participating securities was performed for periods with net losses as such securities do not have a contractual obligation to share in the losses of the Company.

Since the Company reported a net loss for all periods presented, all potentially dilutive common shares consisting of stock options, restricted stock units, convertible preferred stock and warrants were excluded from the diluted weighted average shares calculation as their effect would be antidilutive.

18. Reportable Segments

The Company conducts its business operations in three segments. Two of those segments, GCS and Networking, make up the Company’s ECS product portfolio. The third segment contains the Company’s services portfolio and is called AGS.

The GCS segment primarily develops, markets, and sells contact center and unified communications products by integrating multiple forms of communications, including telephone, e-mail, instant messaging and video. The Networking segment offers integrated networking products, which are scalable across customer enterprises. The AGS segment develops, markets and sells comprehensive end-to-end global service offerings that allow customers to evaluate, plan, design, implement, monitor, manage and optimize complex enterprise communications networks.

For internal reporting purposes, the Company’s chief operating decision maker makes financial decisions and allocates resources based on segment profit information obtained from the Company’s internal management

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

systems. Management does not include in its segment measures of profitability selling, general, and administrative expenses, research and development expenses, amortization of acquired intangible assets, and certain discrete items, such as charges relating to restructuring actions, impairment charges and acquisition-related costs as these costs are not core to the measurement of segment management’s performance, but rather are controlled at the corporate level.

Summarized financial information relating to the Company’s reportable segments is shown in the following tables:

	Fiscal years ended September 30,
In millions	2016	2015	2014
REVENUE
Global Communications Solutions	$1,536	$1,796	$1,953
Avaya Networking	219	233	243

Enterprise Collaboration Solutions	1,755	2,029	2,196
Avaya Global Services	1,947	2,052	2,175

	$3,702	$4,081	$4,371

GROSS PROFIT
Global Communications Solutions	$1,046	$1,189	$1,241
Avaya Networking	80	97	107

Enterprise Collaboration Solutions	1,126	1,286	1,348
Avaya Global Services	1,148	1,180	1,220
Unallocated Amounts(1)	(29)	(36)	(69)

	2,245	2,430	2,499

OPERATING EXPENSES
Selling, general and administrative	1,413	1,432	1,531
Research and development	275	338	379
Amortization of acquired intangible assets	226	226	227
Impairment of indefinite-lived intangible assets	100	—	—
Goodwill impairment	442	—	—
Restructuring charges, net	105	62	165
Acquisition-related costs	—	1	—

	2,561	2,059	2,302

OPERATING (LOSS) INCOME	(316)	371	197
INTEREST EXPENSE, LOSS ON EXTINGUISHMENT OF DEBT AND OTHER INCOME (EXPENSE), NET	(403)	(469)	(461)

LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	$(719)	$(98)	$(264)

(1)	Unallocated Amounts in Gross Profit include the effect of the amortization of acquired technology intangible assets, costs that are not core to the measurement of segment management’s performance, but rather are controlled at the corporate level, and the impacts of certain fair value adjustments recorded in purchase accounting in connection with acquisitions.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

	September 30,
In millions	2016	2015
ASSETS:
Global Communications Solutions	$1,157	$1,609
Avaya Networking	12	14

Enterprise Collaboration Solutions	1,169	1,623
Avaya Global Services	2,613	2,625
Unallocated Assets(1)	2,039	2,588

Total	$5,821	$6,836

(1)	Unallocated Assets consist of cash and cash equivalents, accounts receivable, deferred income tax assets, property, plant and equipment, acquired intangible assets and other assets. Unallocated Assets are managed at the corporate level and are not identified with a specific segment.

Geographic Information

Financial information relating to the Company’s revenue and long-lived assets by geographic area is as follows:

	Revenue(1)
	Years ended September 30,
In millions	2016	2015	2014
U.S.	$2,072	$2,203	$2,267

International:
EMEA	880	1,073	1,234
APAC—Asia Pacific	416	425	445
Americas International—Canada and Latin America	334	380	425

Total International	1,630	1,878	2,104

Total revenue	$3,702	$4,081	$4,371

	Long-Lived Assets(2)
	September 30,
In millions	2016	2015
U.S.	$173	$180
International:
EMEA	55	72
APAC—Asia Pacific	13	18
Americas International—Canada and Latin America	12	12

Total International	80	102

Total	$253	$282

(1)	Revenue is attributed to geographic areas based on the location of customers.
(2)	Represents property, plant and equipment, net.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

19. Accumulated Other Comprehensive Loss

The components of accumulated other comprehensive loss are summarized as follows:

In millions	Change in unamortized pension, postretirement and postemployment benefit-related items	Foreign Currency Translation	Other	Accumulated Other Comprehensive Loss
Balance as of October 1, 2013	$(949)	$(56)	$(1)	$(1,006)
Other comprehensive loss before reclassifications	(251)	7	—	(244)
Amounts reclassified to earnings	50	—	—	50

Balance as of September 30, 2014	(1,150)	(49)	(1)	(1,200)
Other comprehensive loss before reclassifications	(287)	46	—	(241)
Amounts reclassified to earnings	69	—	—	69
Provision for income taxes	—	(12)	—	(12)

Balance as of September 30, 2015	(1,368)	(15)	(1)	(1,384)
Other comprehensive loss before reclassifications	(319)	(18)	—	(337)
Amounts reclassified to earnings	60	—	—	60

Balance as of September 30, 2016	$(1,627)	$(33)	$(1)	$(1,661)

The amounts reclassified out of accumulated other comprehensive loss into the Consolidated Statements of Operations prior to the impact of income taxes, were as follows:

	Fiscal years ended September 30,			Line item in Statements of Operations
In millions	2016	2015	2014
Change in unamortized pension, postretirement and postemployment benefit-related items	$15	$18	$13	Costs—Products
	15	18	13	Costs—Services
	25	28	20	Selling, general and administrative
	5	5	4	Research and development

Total amounts reclassified to operations	$60	$69	$50

20. Related Party Transactions

Arrangements with Sponsors

In connection with the Sponsors’ acquisition of Avaya Inc., through Avaya Holdings, in a transaction that was completed on October 26, 2007 (the “Merger”), Avaya Holdings entered into certain stockholder agreements and registration rights agreements with the Sponsors and various co-investors. In addition, Avaya Holdings entered into a management services agreement with affiliates of the Sponsors and, from time to time, Avaya Holdings may enter into various other contracts with companies affiliated with the Sponsors. Avaya Holdings expects all of these arrangements to be terminated in connection with the Restructuring.

Stockholders’ Agreement

In connection with the Merger, Avaya Holdings entered into a stockholders’ agreement with the Sponsors and certain of their affiliates. This stockholders’ agreement was amended and restated in connection with the financing of the NES acquisition and again in connection with the financing of the Radvision acquisition. The stockholders’ agreement contains certain restrictions on the Sponsors’ and their affiliates’ transfer of Avaya

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

Holdings’ equity securities, contains provisions regarding participation rights, contains standard tag-along and drag-along provisions, provides for the election of Avaya Holdings’ directors, mandates board of directors approval of certain matters to include the consent of each Sponsor and generally sets forth the respective rights and obligations of the stockholders who are parties to that agreement. None of Avaya Holdings’ officers or directors are parties to this agreement, although certain of Avaya Holdings’ non-employee directors may have an indirect interest in the agreement to the extent of their affiliations with the Sponsors.

Registration Rights Agreement

In addition, in connection with the Merger, Avaya Holdings entered into a registration rights agreement with the Sponsors and certain of their affiliates which was amended and restated in connection with the financing of the NES acquisition and again in connection with the financing of the Radvision acquisition. Pursuant to the registration rights agreement, as amended, Avaya Holdings will provide the Sponsors and certain of their affiliates party thereto with certain demand registration rights. In addition, in the event that Avaya Holdings registers shares of common stock for sale to the public, Avaya Holdings will be required to give notice of such registration to the Sponsors and their affiliates party to the agreement of its intention to effect such a registration, and, subject to certain limitations, the Sponsors and such holders will have piggyback registration rights providing them with the right to require Avaya Holdings to include shares of common stock held by them in such registration. Avaya Holdings will be required to bear the registration expenses, other than underwriting discounts and commissions and transfer taxes, if any, associated with any registration of shares by the Sponsors or other holders described above. Avaya Holdings has agreed to indemnify each holder of its common stock covered by the registration rights agreement for violations of federal or state securities laws by it in connection with any registration statement, prospectus or any preliminary prospectus. Each holder of such securities has in turn agreed to indemnify Avaya Holdings for federal or state securities law violations that occur in reliance upon written information the holder provides to Avaya Holdings in connection with any registration statement in which a holder of such securities is participating. None of Avaya Holdings’ officers or directors is a party to this agreement, although certain of Avaya Holdings’ non-employee directors may have an indirect interest in the agreement to the extent of their affiliations with the Sponsors.

Management Services Agreement and Consulting Services

Both Avaya Holdings and Avaya Inc. are party to a Management Services Agreement with Silver Lake Management Company, L.L.C., an affiliate of Silver Lake, and TPG Capital Management, L.P., an affiliate of TPG, collectively “the Managers,” pursuant to which the Managers provide management and financial advisory services to the Company. Pursuant to the Management Services Agreement, the Managers receive a monitoring fee of $7 million per annum and reimbursement on demand for out-of-pocket expenses incurred in connection with the provision of such services. In the event of a financing, acquisition, disposition or change of control transaction involving the Company during the term of the Management Services Agreement, the Managers have the right to require the Company to pay a fee equal to customary fees charged by internationally-recognized investment banks for serving as a financial advisor in similar transactions. The Management Services Agreement may be terminated at any time by the Managers, but otherwise has an initial term ending on December 31, 2017 that automatically extends each December 31st for an additional year unless terminated earlier by the Company or the Managers. The term has been automatically extended eight times since the execution of the agreement such that the current term is December 31, 2025. In the event that the Management Services Agreement is terminated, the Company is required to pay a termination fee equal to the net present value of the monitoring fees that would have been payable during the remaining term of the Management Services Agreement. Therefore, if the Management Services Agreement were terminated at September 30, 2016, the termination fee would be calculated using the current term ending December 31, 2025. In accordance with the Management Services Agreement, the Company recorded $7 million of monitoring fees per year during fiscal 2016, 2015 and 2014.

In December 2013, the Company and TPG Capital Management, L.P. executed a letter agreement reducing the portion of the monitoring fees owed to TPG Capital Management, L.P. by $1,325,000 for fiscal 2014 and thereafter on an annual basis by $800,000. The Company agreed to pay Messrs. Mohebbi and Rittenmeyer in

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

aggregate $800,000 annually. In fiscal 2016, the Company agreed to terms with TPG to cease payments although the fees continue to accrue.

Transactions with Other Sponsor Portfolio Companies

The Sponsors are private equity firms that have investments in companies that do business with Avaya. For fiscal 2016, 2015 and 2014, the Company recorded $33 million, $30 million and $27 million, respectively, associated with sales of the Company’s products and services to companies in which one or both of the Sponsors have investments. For fiscal 2016, 2015 and 2014, the Company purchased goods and services of $13 million, $11 million and $8 million, respectively from companies in which one or both of the Sponsors have investments. In September 2015, a company in which a Sponsor has an investment merged with a commercial real estate services firm that began providing management services associated with the Company’s leased properties during fiscal 2015. The Company incurred $8 million and $4 million of management services provided by this commercial real estate services firm during fiscal 2016 and 2015, respectively.

Term Loans Held by Sponsors

During fiscal 2013, affiliates of TPG held some of the Company’s outstanding term loans under the Senior Secured Credit Agreement. Certain of the term B-1 loans held by those affiliates were converted to term B-5 loans, $22 million of which were repaid in connection with the issuance of the 9% Senior Secured Notes. Based on the amount of the term loans that were held during fiscal 2014, and consistent with the terms of the loan, those affiliates received payments of principal and interest (inclusive of amounts paid by the Company in connection with the issuance of the 9% Senior Secured Notes) aggregating approximately $23 million.

During fiscal 2013, an affiliate of Silver Lake held some of the Company’s outstanding term loans under the Senior Secured Credit Agreement. The outstanding term B-1 loans held by such affiliate were converted to term B-5 loans. Based on the amount of the term loans that were held by such affiliate during fiscal 2014 and consistent with the terms of the loan, which affiliate received payments of principal and interest aggregating approximately $5 million.

As of September 30, 2016 and 2015 affiliates of Silver Lake and TPG held no outstanding principal amounts of term loans under the Senior Secured Credit Agreement. See Note 10, “Financing Arrangements” for further details regarding the Company’s financing arrangements.

Preferred Stock Ownership by Sponsors

As of September 30, 2016 and 2015, affiliates of TPG owned 38,865 shares of Avaya Holdings’ Series A Preferred Stock and affiliates of Silver Lake owned 38,865 shares of Avaya Holdings’ Series A Preferred Stock.

On June 5, 2012, Avaya acquired RADVISION Ltd. (“Radvision”) a global provider of videoconferencing and telepresence technologies over internet protocol and wireless networks. In connection with the financing of the Radvision acquisition, Avaya Holdings issued shares of its convertible non-voting Series B Preferred Stock to affiliates of TPG and Silver Lake. As of September 30, 2016 and 2015, affiliates of TPG owned 16,273 and 32,649 shares, respectively, of Avaya Holdings’ Series B Preferred Stock and affiliates of Silver Lake owned 16,273 and 32,649 shares, respectively, of Avaya Holdings’ Series B Preferred Stock.

Arrangements Involving the Company’s Directors and Executive Officers

Senior Manager Registration and Preemptive Rights Agreement and Management Stockholders’ Agreement

In connection with the Merger, Avaya Holdings entered into a senior manager registration and preemptive rights agreement with certain current and former members of its senior management who own shares of Avaya

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

Holdings’ common stock and options and RSUs convertible into shares of Avaya Holdings’ common stock. Pursuant to the senior manager registration and preemptive rights agreement, the senior managers party thereto that hold registrable securities thereunder are provided with certain registration rights upon either (a) the exercise of the Sponsors or their affiliates of demand registration rights under the Sponsors’ registration rights agreement discussed above or (b) any request by the Sponsors to file a shelf registration statement for the resale of such shares, as well as certain notification and piggyback registration rights. Avaya Holdings is required to bear the registration expenses, other than underwriting discounts and commissions and transfer taxes, if any, associated with any registration of stock by the senior managers as described above. Avaya Holdings has have agreed to indemnify each holder of registrable securities covered by this agreement for violations of federal or state securities laws by Avaya Holdings in connection with any registration statement, prospectus or any preliminary prospectus. Each holder of such registrable securities has in turn agreed to indemnify Avaya Holdings for federal or state securities law violations that occur in reliance upon written information the holder provides to Avaya Holdings in connection with any registration statement in which a holder of such registrable securities is participating.

In addition, pursuant to the senior manager registration and preemptive rights agreement, the Company agreed to provide each senior manager party thereto with certain preemptive rights to participate in any future issuance of shares of Avaya Holdings’ common stock to the Sponsors or their affiliates.

In connection with the Merger, Avaya Holdings also entered into a management stockholders’ agreement with certain management stockholders. The stockholders’ agreement contains certain restrictions on such stockholders’ transfer of Avaya Holdings equity securities, contains rights of first refusal upon disposition of shares, contains standard tag-along and drag-along provisions, and generally sets forth the respective rights and obligations of the stockholders who are parties to that agreement.

Avaya Holdings expects this senior manager registration and preemptive rights agreement and this management stockholders’ agreement to be terminated in connection with the Restructuring.

Specific Arrangements Involving Certain Directors and Executive Officers

Charles Giancarlo is a Director of Avaya Holdings and Avaya Inc. and serves in these capacities as a director designated by Silver Lake. He held the positions of Special Advisor and Managing Partner of Silver Lake until September 30, 2015 and December 31, 2013, respectively. Mr. Giancarlo also serves as a Director of Accenture, Plc (“Accenture”), a management consulting business. In each of fiscal 2016, 2015 and 2014 sales of the Company’s products and services to Accenture were $1 million. In each of fiscal 2016, 2015 and 2014 the Company purchased goods and services from Accenture of less than $1 million.

Greg Mondre is a Director of Avaya Holdings and Avaya Inc. and serves in these capacities as a director designated by Silver Lake. He holds the positions of Managing Partner and Managing Director of Silver Lake. Mr. Mondre serves on the Board of Directors of Sabre Holdings Corp. (“Sabre”), a software and technology services company. Mr. Mondre is related to the Vice Chairman and Co-Chief Executive Officer of C3/Customer Contact Channels Holdings L.P. (“C3 Holdings”), a provider of outsourced customer management solutions. In each of fiscal 2016, 2015 and 2014 sales of the Company’s products and services to Sabre were less than $1 million. During fiscal 2016, 2015 and 2014 sales of the Company’s products and services to C3 Holdings were $1 million, $1 million and $2 million, respectively.

John W. Marren is a Director of Avaya Holdings and Avaya Inc. and serves in these capacities as a director designated by TPG. He held the position of Partner of TPG until January 2016 and served on the Board of Directors of Sungard Data Systems, Inc. (“Sungard”), a software and technology services company until December 2015. During fiscal 2016, 2015 and 2014 sales of the Company’s products and services to Sungard were $1 million, $2 million and $3 million, respectively. During fiscal 2016, 2015 and 2014 the Company purchased goods and services from Sungard of less than $1 million, $1 million and $1 million, respectively.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

Afshin Mohebbi is a Director of Avaya Holdings and Avaya Inc. and holds the position of Senior Advisor of TPG.

Ronald A. Rittenmeyer is a Director of Avaya Holdings and Avaya Inc. and serves in these capacities as a director designated by TPG. Mr. Rittenmeyer serves on the Board of Directors of Tenet Healthcare Corporation (“Tenet Healthcare”), a healthcare services company, serves on the Board of Directors of American International Group, Inc. (“AIG”), a global insurance organization, and served as Chairman, President and Chief Executive Officer of Expert Global Solutions, Inc. (formerly known as NCO Group, Inc.) (“Expert Global Solutions”), a global provider of business process outsourcing services until June 2014. During fiscal 2016, 2015 and 2014 sales of the Company’s products and services to Tenet Healthcare were $2 million, $1 million and less than $1 million, respectively. During fiscal 2016, 2015 and 2014 sales of the Company’s products and services to AIG were $14 million, $21 million and $18 million, respectively. During fiscal 2016, 2015 and 2014 sales of the Company’s products and services to Expert Global Solutions were $7 million, $9 million and $8 million, respectively.

Marc Randall is the Senior Vice President and General Manager of Avaya Holdings and Avaya Inc. and until January 2016 served on the Board of Directors of Xirrus, Inc. (“Xirrus”), a provider of wireless access network solutions. In March 2014, the Company entered a strategic partnership with Xirrus whereby the Company owns less than 6% of the outstanding voting securities of Xirrus on a fully diluted basis. The Company also has one seat on the board of directors, which is currently vacant. During fiscal 2016, 2015 and 2014 the Company made equity investments in Xirrus of $1 million, $1 million and $10 million, respectively. During fiscal 2016, the Company recognized a $11 million loss included in other (expense) income, net associated with this investment. During fiscal 2016, 2015 and 2014, the Company purchased goods and services from Xirrus of $14 million, $10 million and $5 million, respectively.

Gary B. Smith is a Director of Avaya Holdings and Avaya Inc. and also currently serves as President, Chief Executive Officer and Director of Ciena Corporation (“Ciena”) a network infrastructure company. In each of fiscal 2016, 2015 and 2014, sales of the Company’s products and services to Ciena were less than $1 million. In each of fiscal 2016, 2015 and 2014, the Company also purchased goods and services from Ciena of less than $1 million.

Gary E. Barnett is the Senior Vice President and General Manager of Engagement Solutions of Avaya Holdings and Avaya Inc. The Company also employs his son, Sean Barnett, whose salary and commissions were less than $1 million in each of fiscal 2016, 2015 and 2014.

21. Commitments and Contingencies

Legal Proceedings

In the ordinary course of business, the Company is involved in litigation, claims, government inquiries, investigations and proceedings, including, but not limited to, those identified below, relating to intellectual property, commercial, employment, environmental and regulatory matters.

The Company believes that it has meritorious defenses in connection with its current lawsuits and material claims and disputes, and intends to vigorously contest each of them.

Based on the Company’s experience, management believes that the damages amounts claimed in a case are not a meaningful indicator of the potential liability. Claims, suits, investigations and proceedings are inherently uncertain and it is not possible to predict the ultimate outcome of cases.

Other than as described below and in “Item 8. Legal Proceedings—Chapter 11 Filing” included in the Company’s registration statement on Form 10, in the opinion of the Company’s management based upon

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

information currently available to the Company, while the outcome of these lawsuits, claims and disputes is uncertain, the likely results of these lawsuits, claims and disputes are not expected, either individually or in the aggregate, to have a material adverse effect on the Company’s financial position, results of operations or cash flows, although the effect could be material to the Company’s results of operations or cash flows for any interim reporting period.

During fiscal 2016, the Company recognized $106 million of settlement costs and legal fees in connection with the resolution of certain legal matters. A settlement of $53 million associated with these legal matters was paid as of September 30, 2016.

Antitrust Litigation

In 2006, the Company instituted an action in the U.S. District Court, District of New Jersey, against defendants Telecom Labs, Inc., TeamTLI.com Corp. and Continuant Technologies, Inc. (“TLI/Continuant”) and subsequently amended its complaint to include certain individual officers of these companies as defendants. Defendants purportedly provide maintenance services to customers who have purchased or leased the Company’s communications equipment. The Company asserted in its amended complaint that, among other things, defendants, or each of them, engaged in tortious conduct by improperly accessing and utilizing the Company’s proprietary software, including passwords, logins and maintenance service permissions, to perform certain maintenance services on the Company’s customers’ equipment. TLI/Continuant filed counterclaims against the Company alleging that the Company has violated the Sherman Act’s prohibitions against anticompetitive conduct through the manner in which the Company sells its products and services. TLI/Continuant sought to recover the profits they claim they would have earned from maintaining Avaya’s products, and asked for injunctive relief prohibiting the conduct they claim is anticompetitive.

The trial commenced on September 9, 2013. On January 7, 2014, the Court issued an order dismissing the Company’s affirmative claims. With respect to TLI/Continuant’s counterclaims, on March 27, 2014, a jury found against the Company on two of eight claims and awarded damages of $20 million. Under the federal antitrust laws, the jury’s award is subject to automatic trebling, or $60 million.

Following the jury verdict, TLI/Continuant sought an injunction regarding the Company’s ongoing business operations. On June 30, 2014, a federal judge rejected the demands of TLI/Continuant’s proposed injunction and stated that “only a narrow injunction is appropriate.” Instead, the judge issued an order relating to customers who purchased an Avaya PBX system between January 1, 1990 and April 30, 2008 only. Those customers and their agents will have free access to the on demand maintenance commands that were installed on their systems at the time of the purchase transaction. The court specified that this right “does not extend to access on a system purchased after April 30, 2008.” Consequently, the injunction affected only systems sold prior to April 30, 2008. The judge denied all other requests TLI/Continuant made in its injunction filing. The Company complied with the injunction although it has now been vacated by the September 30, 2016 decision discussed below.

The Company and TLI/Continuant filed post-trial motions seeking to overturn the jury’s verdict, which motions were denied. In September 2014, the Court entered judgment in the amount of $63 million, which included the jury’s award of $20 million, subject to automatic trebling, or $60 million, plus prejudgment interest in the amount of $3 million. On October 10, 2014, the Company filed a Notice of Appeal, and on October 23, 2014, TLI/Continuant filed a Notice of Conditional Cross-Appeal. On October 23, 2014, the Company filed its supersedeas bond with the Court in the amount of $63 million. The Company secured posting of the bond through the issuance of a letter of credit under its existing credit facilities.

On November 10, 2014, TLI/Continuant made an application for attorney’s fees, expenses and costs, which the Company contested. TLI/Continuant’s application for attorneys’ fees, expenses and costs was approximately $71 million and represented activity through February 28, 2015. On February 22, 2016, the Company posted a bond in the amount of $8 million in connection with TLI/Continuant’s attorneys’ fees application.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

In September 2016, a Special Master appointed by the trial court to assist in evaluating TLI/Continuant’s application rendered a Recommendation, finding that TLI/Continuant should receive approximately $61 million in attorneys’ fees, expenses and costs. Subsequently, the parties submitted letters to the Special Master seeking an Amended Recommendation. However, in light of the Third Circuit’s favorable opinion, outlined below, the trial court proceedings relating to TLI/Continuant’s application have not proceeded. TLI/Continuant is no longer entitled to attorneys’ fees, expenses and costs, because it no longer is a prevailing party, subject to further proceedings on appeal or retrial.

On September 30, 2016, the Third Circuit issued a favorable ruling for the Company, which included: (1) reversing the mid-trial decision to dismiss four of the Company’s affirmative claims and reinstated them; (2) vacating the jury verdict on the two claims decided in TLI/Continuant’s favor; (3) entering judgment in the Company’s favor on a portion of TLI/Continuant’s claim relating to attempted monopolization; (4) dismissing TLI/Continuant’s PDS patches claim as a matter of law; (5) vacating the damages award to TLI/Continuant; (6) vacating the award of prejudgment interest to TLI/Continuant; and (7) vacating the injunction. On October 28, 2016, TLI/Continuant sought panel rehearing or rehearing en banc review of the opinion, which was denied on November 16, 2016. On November 22, 2016, TLI/Continuant filed a Motion for Stay of Mandate, which was denied. On December 5, 2016, the Third Circuit issued a certified judgment in lieu of a formal mandate, returning jurisdiction to the trial court.

As a result of the Third Circuit’s opinion, on November 23, 2016, the Company filed a Notice of Motion to Release the Supersedeas Bonds, which the court granted on December 23, 2016. On December 12, 2016, the Court issued an Order Upon Mandate and For Status Conference, which i) vacated the Court’s January 7, 2014 order dismissing Avaya’s claims against TLI/Continuant and the order of judgment entered on September 17, 2014 and ii) scheduled a status conference for January 6, 2017 to discuss the Joint Plan for Retrial. On January 13, 2017, the Court entered an Order staying the matter pending mediation. On January 20, 2017, the Company filed a Notice of Suggestion on Pendency of Bankruptcy For Avaya Inc., et. al. and Automatic Stay of Proceedings.

No loss reserve has been provided for this matter. The Company continues to believe that TLI/Continuant’s claims are without merit and unsupported by the facts and law, and the Company continues to defend this matter. In the event TLI/Continuant ultimately succeed, any potential loss could be material. At this time an outcome cannot be predicted and, as a result, the Company cannot be assured that this case will not have a material adverse effect on the manner in which it does business, its financial position, results of operations, or cash flows.

Patent Infringement

In September 2011, Network-1 Security Solutions, Inc. filed a complaint for patent infringement against the Company and other corporations in the Eastern District of Texas (Tyler Division), alleging infringement of its patent with respect to power over Ethernet technology. Network-1 seeks to recover for alleged reasonable royalties, enhanced damages, and attorneys’ fees. In January 2017, the Company filed a Notice of Suggestion of Pendency of Bankruptcy, which informed the Court of the Company’s voluntary bankruptcy petition filing and stay of proceedings. On March 3, 2017, Network-1 filed a motion for relief from the automatic stay in the Company’s bankruptcy proceeding, which has yet to be decided and since has been adjourned in the Bankruptcy Court via agreement between the Company and Network-1. On September 21, 2017, the Company filed a motion with the Bankruptcy Court seeking an order approving a settlement agreement with Network-1; the motion is currently pending. A loss reserve has been established for this matter. At this time an outcome cannot be predicted and, as a result, the Company cannot be assured that this case will not have a material adverse effect on the manner in which it does business, its financial position, results of operations, or cash flows.

Intellectual Property and Commercial Disputes

In January 2010, SAE Power Incorporated and SAE Power Company (collectively, “SAE”) filed a complaint in the New Jersey Superior Court asserting various claims including breach of contract, unjust

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

enrichment, promissory estoppel, and breach of the covenant of good faith and fair dealing arising out of Avaya’s relationship with SAE as a supplier of various power supply products. SAE has since asserted additional claims against Avaya for fraud, negligent misrepresentation, misappropriation of trade secrets, and civil conspiracy. SAE seeks to recover for alleged losses stemming from Avaya’s termination of its power supply purchases from SAE, including for Avaya’s alleged disclosure of SAE’s alleged trade secret and/or confidential information to another power supply vendor. On July 19, 2016, the Court entered an order granting Avaya’s motion for partial summary judgment, dismissing certain of SAE’s claims regarding the alleged disclosure of trade secrets. Discovery as to SAE’s surviving claims is ongoing. In January 2017, the Company filed a Notice of Suggestion of Pendency of Bankruptcy, which has stayed the proceedings. At this time an outcome cannot be predicted and, as a result, the Company cannot be assured that this case will not have a material adverse effect on the manner in which it does business, its financial position, results of operations or cash flows.

In the ordinary course of business, the Company is involved in litigation alleging it has infringed upon third parties’ intellectual property rights, including patents and copyrights; some litigation may involve claims for infringement against customers, distributors and resellers by third parties relating to the use of Avaya’s products, as to which the Company may provide indemnifications of varying scope to certain parties. The Company is also involved in litigation pertaining to general commercial disputes with customers, suppliers, vendors and other third parties including royalty disputes. These matters are ongoing and the outcomes are subject to inherent uncertainties. As a result, the Company cannot be assured that any such matter will not have a material adverse effect on its financial position, results of operations or cash flows.

SNMP Research International, Inc. and SNMP Research, Inc. (collectively, “SNMP-RI”) brought a complaint, on November 2, 2011, against Avaya and Nortel Networks, Inc. (“Nortel”) (and others) in the Nortel Chapter 11 bankruptcy proceeding. In the complaint, SNMP-RI alleges that Avaya is liable to SNMP-RI for copyright and trade secret infringement with respect to Nortel products acquired by Avaya that incorporate SNMP-RI products. In a separate case pending in the United States District Court for the District of Delaware, SNMP-RI alleged that (i) Avaya either underreported or failed to report royalties owed to SNMP-RI under a license agreement and (ii) Avaya’s use of SNMP-RI software in certain ways constitutes copyright and trade secret infringement.

In late 2014 SNMP-RI also brought two separate complaints against several of Avaya’s resellers or distributors, alleging essentially the same facts as in the matters described above.

On May 4, 2016, the parties entered into a settlement agreement resolving these lawsuits, which were dismissed in August 2016.

Other

In October 2009, a group of former employees of Avaya’s former Shreveport, Louisiana manufacturing facility brought suit in Louisiana state court, naming as defendants Alcatel-Lucent USA, Inc., Lucent Technologies Services Company, Inc., and AT&T Technologies, Inc. The former employees allege hearing loss due to hazardous noise exposure from the facility dating back over forty years, and stipulate that the total amount of each individual’s damages does not exceed fifty thousand dollars. In February 2010 plaintiffs amended their complaint to add the Company as a named defendant. There are 101 plaintiffs in the case. In light of the Louisiana Supreme Court’s holding in another hearing loss case (“Graphic Packaging”), in which the Court held that noise induced hearing loss qualifies as an occupational injury or disease subject to Workers’ Compensation claims, in October 2015 Avaya filed dispositive motions seeking dismissal of this matter. In January 2016, the Court granted the Company’s motion to dismiss except as to one unrepresented plaintiff whose claim was dismissed on May 9, 2016. All claims are now dismissed.

General

The Company records accruals for legal contingencies to the extent that it has concluded it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. No estimate of the possible

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

loss or range of loss in excess of amounts accrued, if any, can be made at this time regarding the matters specifically described above because the inherently unpredictable nature of legal proceedings may be exacerbated by various factors, including: (i) the damages sought in the proceedings are unsubstantiated or indeterminate; (ii) discovery is not complete; (iii) the proceeding is in its early stages; (iv) the matters present legal uncertainties; (v) there are significant facts in dispute; (vi) there are a large number of parties (including where it is uncertain how liability, if any, will be shared among multiple defendants); or (vii) there is a wide range of potential outcomes.

Product Warranties

The Company recognizes a liability for the estimated costs that may be incurred to remedy certain deficiencies of quality or performance of the Company’s products. These product warranties extend over a specified period of time generally ranging up to two years from the date of sale depending upon the product subject to the warranty. The Company accrues a provision for estimated future warranty costs based upon the historical relationship of warranty claims to sales. The Company periodically reviews the adequacy of its product warranties and adjusts, if necessary, the warranty percentage and accrued warranty reserve, which is included in other current and non-current liabilities in the Consolidated Balance Sheets, for actual experience.

In millions
Balance as of October 1, 2014	$13
Reductions for payments and costs to satisfy claims	(12)
Accruals for warranties issued during the period	8

Balance as of September 30, 2015	9
Reductions for payments and costs to satisfy claims	(9)
Accruals for warranties issued during the period	8

Balance as of September 30, 2016	$8

Guarantees of Indebtedness and Other Off-Balance Sheet Arrangements

Letters of Credit and Guarantees

The Company has entered into letters of credit, bank guarantees and surety bonds with financial institutions and insurance carriers as required for certain transactions initiated during the ordinary course of business to guarantee the Company will perform in accordance with contractual or legal obligations.

As of September 30, 2016, the maximum potential payment obligation with regards to letters of credit, guarantees and surety bonds was $148 million. In addition, from time to time and in the ordinary course of business, the Company contractually guarantees the payment or performance obligations of its subsidiaries arising under certain contracts.

Purchase Commitments and Termination Fees

The Company purchases components from a variety of suppliers and uses several contract manufacturers to provide manufacturing services for its products. During the normal course of business, in order to manage manufacturing lead times and to help assure adequate component supply, the Company enters into agreements with contract manufacturers and suppliers that allow them to produce and procure inventory based upon forecasted requirements provided by the Company. If the Company does not meet these specified purchase commitments, it could be required to purchase the inventory, or in the case of certain agreements, pay an early termination fee. Historically, the Company has not been required to pay a charge for not meeting its designated purchase commitments with these suppliers, but has been obligated to purchase certain excess inventory levels from its outsourced manufacturers due to actual sales of product varying from forecast and due to transition of manufacturing from one vendor to another.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

The Company’s outsourcing agreements with its most significant contract manufacturers automatically renew in July and September for successive periods of twelve months each, subject to specific termination rights for the Company and the contract manufacturers. All manufacturing of the Company’s products is performed in accordance with either detailed requirements or specifications and product designs furnished by the Company, and is subject to rigorous quality control standards.

Long-Term Cash Incentive Bonus Plan

The Company has established a long-term incentive cash bonus plan (“LTIP”). Under the LTIP, the Company will make cash awards available to compensate certain key employees upon the achievement of defined returns on the Sponsors’ initial investment in the Company (a “triggering event”). The Company has authorized LTIP awards covering a total of $60 million, of which $6 million in awards were outstanding as of September 30, 2016. The Company will begin to recognize compensation expense relative to the LTIP awards upon the occurrence of a triggering event (e.g., a sale or initial public offering). As of September 30, 2016, no compensation expense associated with the LTIP has been recognized.

Credit Facility Indemnification

In connection with its obligations under the credit facilities described in Note 10, “Financing Arrangements,” the Company has agreed to indemnify the third-party lending institutions for costs incurred by the institutions related to changes in tax law or other legal requirements. While there have been no amounts paid to the lenders pursuant to this indemnity in the past, there can be no assurance that the Company will not be obligated to indemnify the lenders under this arrangement in the future. As of September 30, 2016, no amounts have been accrued pursuant to this indemnity.

Transactions with Nokia

Pursuant to the Contribution and Distribution Agreement effective October 1, 2000, Lucent Technologies, Inc. (now Nokia) contributed to the Company substantially all of the assets, liabilities and operations associated with its enterprise networking businesses (the “Company’s Businesses”) and distributed the Company’s stock pro-rata to the shareholders of Lucent (“distribution”). The Contribution and Distribution Agreement, among other things, provides that, in general, the Company will indemnify Nokia for all liabilities including certain pre-distribution tax obligations of Nokia relating to the Company’s businesses and all contingent liabilities primarily relating to the Company’s businesses or otherwise assigned to the Company. In addition, the Contribution and Distribution Agreement provides that certain contingent liabilities not allocated to one of the parties will be shared by Nokia and the Company in prescribed percentages. The Contribution and Distribution Agreement also provides that each party will share specified portions of contingent liabilities based upon agreed percentages related to the business of the other party that exceed $50 million. The Company is unable to determine the maximum potential amount of other future payments, if any, that it could be required to make under this agreement.

In addition, in connection with the distribution, the Company and Lucent entered into a Tax Sharing Agreement that governs Nokia’s and the Company’s respective rights, responsibilities and obligations after the distribution with respect to taxes for the periods ending on or before the distribution. Generally, pre-distribution taxes or benefits that are clearly attributable to the business of one party will be borne solely by that party and other pre-distribution taxes or benefits will be shared by the parties based on a formula set forth in the Tax Sharing Agreement. The Company may be subject to additional taxes or benefits pursuant to the Tax Sharing Agreement related to future settlements of audits by state and local and foreign taxing authorities for the periods prior to the Company’s separation from Nokia.

Leases

The Company leases land, buildings and equipment under agreements that expire in various years through 2027. Rental expense under operating leases, excluding any lease termination costs incurred related to the Company’s restructuring programs, was $95 million, $99 million and $107 million for fiscal 2016, 2015 and 2014, respectively.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

The table below sets forth future minimum lease payments, net of sublease income, due under non-cancelable operating leases, of which $41 million of such payments have been accrued for as of September 30, 2016, in accordance with GAAP, pertaining to restructuring and exit activities.

In millions
2017	$84
2018	78
2019	60
2020	44
2021	28
2022 and thereafter	60

Future minimum lease payments	$354

The table below sets forth future minimum lease payments, due under non-cancelable capitalized leases as of September 30, 2016.

In millions
2017	$28
2018	20
2019	10
2020	3

Future minimum lease payments	61
Less: Imputed interest	(5)

Present value of net minimum lease payments	$56

22. Quarterly information (unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
In millions
Fiscal Year Ended September 30, 2016
Revenue	$958	$904	$882	$958	$3,702
Gross profit	577	542	543	583	2,245
Operating income (loss)	(15)	67	57	(425)	(316)
Benefit from (provision for) income taxes	2	(10)	(58)	55	(11)
Net loss	(130)	(52)	(65)	(483)	(730)
Net loss attributable to common stockholders	(142)	(64)	(75)	(490)	(771)
Net loss per share—basic and diluted	$(0.28)	$(0.13)	$(0.15)	$(0.98)	$(1.54)
Fiscal Year Ended September 30, 2015
Revenue	$1,079	$995	$999	$1,008	$4,081
Gross profit	638	592	584	616	2,430
Operating income	104	83	84	100	371
(Provision for) benefit from income taxes	(3)	6	(3)	(70)	(70)
Net income (loss)	3	(20)	(64)	(87)	(168)
Net loss attributable to common stockholders	(8)	(32)	(75)	(99)	(214)
Net loss per share—basic and diluted	$(0.02)	$(0.06)	$(0.15)	$(0.20)	$(0.43)

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

23. Condensed Financial Information of Parent Company

Avaya Holdings Corp. has no material assets or standalone operations other than its ownership in Avaya Inc. and its subsidiaries.

There are significant restrictions on the Company’s ability to obtain funds from any of its subsidiaries through dividends, loans or advances. Accordingly, these condensed financial statements have been presented on a “Parent-only” basis. Under a Parent-only presentation, the Company’s investments in its consolidated subsidiaries are presented under the equity method of accounting. These Parent-only financial statements should be read in conjunction with the Company’s Consolidated Financial Statements.

The following tables present the financial position of the Company as of September 30, 2016 and 2015 and the results of its operations and cash flows for the years ended September 30, 2016, 2015 and 2014.

Avaya Holdings Corp.

Condensed Balance Sheets

(In millions)

	September 30,
	2016	2015
Other current assets	$—	$2

TOTAL	$—	$2

LIABILITIES, DEFICIENCY IN EXCESS OF INVESTMENT IN AVAYA INC., PREFERRED STOCK AND STOCKHOLDERS’ DEFICIENCY
Due to Avaya Inc.	$—	$10
Other current liabilities	—	73
Note payable to Avaya Inc.	—	18
Deficiency in excess of investment in Avaya Inc.	4,471	3,378
Commitments and contingencies
Equity awards on redeemable shares	6	19
Preferred stock, Series B	371	338
Preferred stock, Series A	175	167
Stockholders’ deficiency	(5,023)	(4,001)

TOTAL	$—	$2

Avaya Holdings Corp.

Condensed Statements of Operations

(In millions)

	Year ended September 30,
	2016	2015	2014
Equity in net loss of Avaya Inc.	$(801)	$(144)	$(231)
Other expense	(2)	—	—
Change in fair value of Preferred Series B derivative	73	(24)	(22)

LOSS BEFORE INCOME TAXES	(730)	(168)	(253)
Provision for income taxes	—	—	—

NET LOSS	(730)	(168)	(253)
Less: Accretion and accrued dividends on Series A and Series B preferred stock	(41)	(46)	(45)

NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS	$(771)	$(214)	$(298)

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

Avaya Holdings Corp.

Condensed Statements of Comprehensive Loss

(In millions)

	Year ended September 30,
	2016	2015	2014
Net loss	$(730)	$(168)	$(253)
Equity in comprehensive loss of Avaya Inc.	(277)	(184)	(194)

Comprehensive loss	$(1,007)	$(352)	$(447)

Avaya Holdings Corp.

Condensed Statements of Cash Flows

(In millions)

	Year ended September 30,
	2016	2015	2014
Net loss	$(730)	$(168)	$(253)
Adjustments to reconcile net loss to net cash used for operating activities:
Equity in net loss of Avaya Inc.	801	144	231
Change in fair value of Preferred Series B derivative	(73)	24	22
Changes in operating assets and liabilities	2	—	(1)

Net cash used for operating activities	—	—	(1)
Net cash used for investing activities	—	—	—
Net cash used for financing activities	—	—	—

Net decrease in cash and cash equivalents	—	—	(1)
Cash and cash equivalents at beginning of period	—	—	1

Cash and cash equivalents at end of period	$—	$—	$—

24. Subsequent Events

See Note 1, “Background and Basis of Presentation—Basis of Presentation” and Note 10, “Financing Arrangements” for further details regarding the Company’s bankruptcy filing. The Company has reviewed and evaluated subsequent events that occurred through October 3, 2017, the date the financial statements were available to be issued.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

Avaya Holdings Corp.

(Debtor-in-possession)

Consolidated Statements of Operations (Unaudited)

(In millions, except per share amounts)

	Nine months ended June 30,
	2017	2016
REVENUE
Products	$1,094	$1,286
Services	1,388	1,458

	2,482	2,744

COSTS
Products:
Costs (exclusive of amortization of acquired technology intangible assets)	395	461
Amortization of acquired technology intangible assets	16	22
Services	567	599

	978	1,082

GROSS PROFIT	1,504	1,662

OPERATING EXPENSES
Selling, general and administrative	941	1,084
Research and development	181	211
Amortization of acquired intangible assets	170	170
Impairment of indefinite-lived intangible assets	65	—
Goodwill impairment	52	—
Restructuring charges, net	22	88

	1,431	1,553

OPERATING INCOME	73	109
Interest expense	(229)	(353)
Other income, net	2	63
Reorganization items, net	(77)	—

LOSS BEFORE INCOME TAXES	(231)	(181)
Benefit from (provision for) income taxes	22	(66)

NET LOSS	(209)	(247)
Less: Accretion and accrued dividends on Series A and Series B preferred stock	(23)	(34)

NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS	$(232)	$(281)

Net loss per share attributable to common stockholders	$(0.47)	$(0.56)

Weighted average basic and diluted shares outstanding	497.0	501.4

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

Avaya Holdings Corp.

(Debtor-in-possession)

Consolidated Statements of Comprehensive Loss (Unaudited)

(In millions)

	Nine months ended June 30,
	2017	2016
Net loss	$(209)	$(247)

Other comprehensive income (loss):
Pension, postretirement and postemployment benefit-related items, net of income taxes of $16 and $1 for the nine months ended June 30, 2017 and 2016, respectively	54	(62)
Cumulative translation adjustment, net of income taxes of $1 and $0 for the nine months ended June 30, 2017 and 2016, respectively	(18)	(10)

Other comprehensive income (loss)	36	(72)

Comprehensive loss	$(173)	$(319)

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

Avaya Holdings Corp.

(Debtor-in-possession)

Consolidated Balance Sheets

(In millions, except share amounts)

	June 30, 2017	September 30, 2016
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$729	$336
Accounts receivable, net	469	584
Inventory	101	153
Other current assets	264	187
Assets held for sale	134	—

TOTAL CURRENT ASSETS	1,697	1,260
Property, plant and equipment, net	205	253
Acquired intangible assets, net	349	617
Goodwill	3,541	3,629
Other assets	74	62

TOTAL ASSETS	$5,866	$5,821

LIABILITIES
Current liabilities:
Debt maturing within one year	725	6,018
Accounts payable	253	338
Payroll and benefit obligations	113	183
Deferred revenue	538	705
Business restructuring reserve, current portion	39	69
Other current liabilities	88	267
Liabilities held for sale	54	—

TOTAL CURRENT LIABILITIES	1,810	7,580

Liabilities subject to compromise	7,904	—
Pension obligations	563	1,743
Other postretirement obligations	—	245
Deferred income taxes, net	31	167
Business restructuring reserve, non-current portion	37	65
Other liabilities	155	492

TOTAL NON-CURRENT LIABILITIES	8,690	2,712

Commitments and contingencies
Equity awards on redeemable shares	6	6
Preferred stock, par value $.001 per share, authorized 250,000 at June 30, 2017 and September 30, 2016	—	—
Convertible Series B, 48,922 shares issued and outstanding at June 30, 2017 and September 30, 2016	387	371
Series A, 125,000 shares issued and outstanding at June 30, 2017 and September 30, 2016	182	175
STOCKHOLDERS’ DEFICIENCY
Common stock, par value $.001 per share; 750,000,000 and 750,000,000 shares authorized; 494,768,243 and 494,593,415 shares issued and outstanding at June 30, 2017 and September 30, 2016, respectively	—	—
Additional paid-in capital	2,397	2,410
Accumulated deficit	(5,981)	(5,772)
Accumulated other comprehensive loss	(1,625)	(1,661)

TOTAL STOCKHOLDERS’ DEFICIENCY	(5,209)	(5,023)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIENCY	$5,866	$5,821

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

Avaya Holdings Corp.

(Debtor-in-possession)

Consolidated Statements of Cash Flows (Unaudited)

(In millions)

	Nine months ended June 30,
	2017	2016
OPERATING ACTIVITIES:
Net loss	$(209)	$(247)
Adjustments to reconcile net loss to net cash provided (used for) by operating activities:
Depreciation and amortization	263	277
Share-based compensation	10	12
Amortization of debt issuance costs	36	9
Accretion of debt discount	25	6
Impairment of long-lived asset	3	—
Impairment of indefinite-lived intangible assets	65	—
Goodwill impairment	52	—
Provision for uncollectible receivables	1	2
Deferred income taxes, net	(38)	4
Change in fair value of Preferred Series B embedded derivative	—	(56)
Postretirement curtailment	(4)	—
Reorganization items, net	39	—
Unrealized loss (gain) on foreign currency exchange	4	(14)
Changes in operating assets and liabilities:
Accounts receivable	85	147
Inventory	20	12
Accounts payable	(62)	(48)
Payroll and benefit obligations	(50)	(144)
Business restructuring reserve	(40)	(3)
Deferred revenue	(59)	35
Other assets and liabilities	(16)	38

NET CASH PROVIDED BY OPERATING ACTIVITIES	125	30

INVESTING ACTIVITIES:
Capital expenditures	(40)	(74)
Capitalized software development costs	(2)	(2)
Acquisition of businesses, net of cash acquired	(4)	(20)
Proceeds from sale of long-lived assets	—	2
Proceeds from sale-leaseback transactions	—	14
Purchase of investment	—	(1)
Restricted cash	(77)	—
Other investing activities, net	3	1

NET CASH USED FOR INVESTING ACTIVITIES	(120)	(80)

FINANCING ACTIVITIES:
Proceeds from DIP financing	712	—
Proceeds from Foreign ABL	—	48
Repayment of Foreign ABL	(55)	(15)
Proceeds from Domestic ABL	—	203
Repayment of Domestic ABL	(77)	(198)
Proceeds from borrowings on revolving loans under the Senior Secured Credit Agreement	—	17
Repayments of borrowings on revolving loans under the Senior Secured Credit Agreement	(18)	(18)
Reorganization items	(1)	—
Repayment of long-term debt, including adequate protection payments	(155)	(19)
Payments related to sale-leaseback transactions	(15)	(12)
Other financing activities, net	(4)	(3)

NET CASH USED FOR FINANCING ACTIVITIES	387	3

Effect of exchange rate changes on cash and cash equivalents	1	(7)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	393	(54)
Cash and cash equivalents at beginning of period	336	323

Cash and cash equivalents at end of period	$729	$269

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

Avaya Holdings Corp.

(Debtor-in-possession)

Notes to Consolidated Financial Statements (Unaudited)

1. Background and Basis of Presentation

Background

Avaya is a leading provider of contact center, unified communications and networking products and services. The Company’s products and services portfolio spans software, hardware, networking technology and related services. The Company conducts its business operations in three segments. Two of those segments, GCS and Networking, make up the Company’s ECS product portfolio. The third segment, AGS, contains the Company’s services portfolio. See “Sale of Networking Business” below for details on the sale of certain assets of the Company’s Networking business.

The Company sells directly through its worldwide sales force and indirectly through its global network of channel partners, including distributors, service providers, dealers, value-added resellers, system integrators and business partners that provide sales and services support.

Basis of Presentation

The accompanying unaudited interim Consolidated Financial Statements as of June 30, 2017 and for the nine months ended June 30, 2017 and 2016 have been prepared in accordance with GAAP, and should be read in conjunction with the audited Consolidated Financial Statements and other financial information for the fiscal year ended September 30, 2016. The significant accounting policies used in preparing these unaudited interim Consolidated Financial Statements are the same as those described in Note 2 to its audited Consolidated Financial Statements except for recently adopted accounting guidance as discussed in Note 2, “Recent Accounting Pronouncements” of these unaudited interim Consolidated Financial Statements. In management’s opinion, these unaudited interim Consolidated Financial Statements reflect all adjustments, consisting of only normal and recurring adjustments, necessary for a fair statement of the financial condition, results of operations and cash flows for the periods indicated.

The accompanying unaudited interim Consolidated Financial Statements of the Company have been prepared on a basis that assumes that the Company will continue as a going concern and contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company was required to apply FASB ASC 852, Reorganizations, on the Petition Date, which is applicable to companies under bankruptcy protection, and requires amendments to the presentation of key financial statement line items. See “Going Concern” below for further details regarding this matter.

Certain prior period amounts have been reclassified to conform to the current period’s presentation. The consolidated results of operations for the interim periods reported are not necessarily indicative of the results to be experienced for the entire fiscal year.

Chapter 11 Filing

On the Petition Date, Avaya Holdings Corp., together with certain of its affiliates, namely Avaya CALA Inc., Avaya EMEA Ltd., Avaya Federal Solutions, Inc., Avaya Holdings LLC, Avaya Holdings Two, LLC, Avaya Inc., Avaya Integrated Cabinet Solutions Inc., Avaya Management Services Inc., Avaya Services Inc., Avaya World Services Inc., Octel Communications LLC, Sierra Asia Pacific Inc., Sierra Communication International LLC, Technology Corporation of America, Inc., Ubiquity Software Corporation, VPNet Technologies, Inc., and Zang, Inc., filed a voluntary petition for relief under chapter 11 of the Bankruptcy Code in the Bankruptcy Court for the case number 17-10089 (SMB). The Debtors will continue to operate their business as debtors-in-possession under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and the orders of the Bankruptcy Court. All other subsidiaries of Avaya Inc. that were not part of the Bankruptcy Filing will continue to operate in the ordinary course of business.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

The Bankruptcy Filing is intended to permit the Company to reorganize and increase liquidity in the U.S. and abroad. The Company’s goal is to develop and implement a plan of reorganization that meets the standards for confirmation under the Bankruptcy Code. Confirmation of a plan of reorganization could materially alter the classifications and amounts reported in the Company’s Consolidated Financial Statements, which do not give effect to any adjustments to the carrying values of assets or amounts of liabilities that might be necessary as a consequence of a confirmation of a plan of reorganization or other arrangement or the effect of any operational changes that may be implemented.

Operation and Implication of the Bankruptcy Filing

Under Section 362 of the Bankruptcy Code, the filing of voluntary bankruptcy petitions by the Debtors automatically stayed most actions against the Debtors, including most actions to collect indebtedness incurred prior to the Petition Date or to exercise control over the Debtors’ property. Accordingly, although the Bankruptcy Filing triggered defaults under the Company’s Credit Facilities and the indentures governing the Senior Secured Notes, creditors are stayed from taking any actions as a result of such defaults. Absent an order of the Bankruptcy Court, substantially all of the Debtors’ pre-petition liabilities are subject to settlement under a plan of reorganization. As a result of the Bankruptcy Filing the realization of assets and the satisfaction of liabilities are subject to uncertainty. The Debtors, operating as debtors-in-possession under the Bankruptcy Code, may, subject to approval of the Bankruptcy Court, sell or otherwise dispose of assets and liquidate or settle liabilities for amounts other than those reflected in the Consolidated Financial Statements. Further, a confirmed plan of reorganization or other arrangement may materially change the amounts and classifications in the Company’s Consolidated Financial Statements.

Contemporaneously with the Bankruptcy Filing, certain affiliates of the Company, namely Avaya Canada Corp., Avaya UK, Avaya International Sales Limited, Avaya Deutschland GmbH, Avaya GmbH & Co. KG, Avaya UK Holdings Limited, Avaya Holdings Limited, Avaya Germany GmbH, Tenovis Telecom Frankfurt GmbH & Co. KG, and Avaya Verwaltungs GmbH (collectively, the “Foreign ABL Borrowers”) entered into a Forbearance Agreement (the “Forbearance Agreement”) pursuant to which, among other things, the Foreign ABL lenders agreed to forbear from exercising certain rights as a result of the Debtors filing voluntary petitions for relief under the Bankruptcy Code, which constitutes events of default under the Foreign ABL. The Forbearance Agreement also provides for, among other things, entry into a payoff letter, which contemplates that all loans and other obligations that are accrued and payable under the Foreign ABL and the corresponding loan documents were required to be paid in full within eight business days after January 19, 2017. The Foreign ABL and Domestic ABL were repaid in full on January 24, 2017 in the amount of $50 million and $55 million, respectively, inclusive of accrued interest.

Subsequent to the Petition Date, the Company received approval from the Bankruptcy Court to pay or otherwise honor certain pre-petition obligations to stabilize the Company’s operations. These obligations related to certain employee wages, salaries and benefits, taxes, insurance, customer programs and the payment of critical vendors in the ordinary course for goods and services, and legal and financial professionals to advise the Company in connection with the Bankruptcy Filing and other professionals to provide services and advice in the ordinary course of business. The Company is seeking Bankruptcy Court approval to pay or otherwise honor certain obligations with regards to leased real property. From time to time, the Company may seek Bankruptcy Court approval to retain additional professionals.

On January 30, 2017, the U.S. Trustee appointed the UCC. The UCC and its legal representatives have a right to be heard on all matters affecting the Debtors that come before the Bankruptcy Court. There can be no assurance that the UCC will support the Company’s positions on matters to be presented to the Bankruptcy Court in the future or in regard to any plan of reorganization.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

Plan of Reorganization

In order for the Debtors to emerge successfully from chapter 11, the Debtors must among other things, obtain the Bankruptcy Court’s approval of a plan of reorganization, which will enable the Debtors to transition from chapter 11 into ordinary course operations outside of bankruptcy. In connection with a plan of reorganization, the Company may require a new credit facility, or “exit financing.” The Company’s ability to obtain such approval and financing will depend on, among other things, the timing and outcome of various ongoing matters related to the Bankruptcy Filing. A plan of reorganization determines the rights and satisfaction of claims of various creditors and security holders, and is subject to the ultimate outcome of negotiations and Bankruptcy Court decisions ongoing through the date on which the plan of reorganization is confirmed.

The Debtors filed a proposed plan of reorganization and related disclosure statement with the Bankruptcy Court on April 13, 2017. The Debtors subsequently filed an amended plan of reorganization and disclosure statement on August 7, 2017. In addition, on August 6, 2017, the Debtors entered into a PSA with holders of more than 50% of first lien debt of the Company, pursuant to which such holders, when solicited, will vote in favor of and support the amended plan of reorganization. The Bankruptcy Court approved the amended disclosure statement on August 25, 2017, and allowed the Debtors to commence solicitation on their plan of reorganization, which solicitation began on September 8, 2017. Additionally, on August 25, 2017, the Bankruptcy Court approved the PSA, which became effective and binding upon court approval. There can be no assurance that the Debtors will be able to secure approval for the Debtors’ proposed plan of reorganization from the Bankruptcy Court or that the Debtors’ proposed plan of reorganization will be accepted by the Debtors’ key creditor groups.

Chief Executive Officer

In August 2017, the Company announced a CEO succession plan. Effective October 1, 2017, Kevin Kennedy will retire as Chief Executive Officer and be succeeded by Jim Chirico, who is currently Chief Operating Officer and Global Sales Leader. Mr. Kennedy will also retire from the Board of Directors but will continue as an advisor to the Company. Mr. Chirico will join the Board effective October 1, 2017.

Chief Restructuring Officer

In September 2016, the Company engaged Eric Koza of Zolfo Cooper Management, LLC as Chief Restructuring Officer to assist with restructuring and perform an assessment of the Company’s capital structure. Following the Bankruptcy Filing, Mr. Koza was tasked to assist in the development, implementation and execution of the Company’s plan of reorganization.

Going Concern

The Company’s debt obligations and uncertainties related to the bankruptcy process raise substantial doubt about its ability to continue as a going concern. The accompanying Consolidated Financial Statements of the Company have been prepared on a basis that assumes that the Company will continue as a going concern and contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

The Company was required to apply ASC 852, Reorganizations, on the Petition Date, which is applicable to companies under bankruptcy protection, and requires amendments to the presentation of key financial statement line items. It requires that the financial statements for periods subsequent to the Bankruptcy Filing distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Revenues, expenses, realized gains and losses, and provisions for losses that can be directly associated with the reorganization and restructuring of the business must be reported separately as Reorganization items, net in the Consolidated Statements of Operations. The balance sheet must distinguish pre-petition liabilities subject

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

to compromise from both those pre-petition liabilities that are not subject to compromise and from post-petition liabilities. As discussed in Note 7, “Financing Arrangements,” the Senior Secured Credit Agreement and the Senior Secured Notes have priority over the unsecured creditors of the Company. Based upon the uncertainty surrounding the ultimate treatment of the Senior Secured Credit Agreement and the Senior Secured Notes, the instruments are classified as liabilities subject to compromise on the Company’s Consolidated Balance Sheet, as discussed in Note 3, “Liabilities Subject to Compromise.” The Company will evaluate creditors’ claims relative to priority over other unsecured creditors. Liabilities that may be affected by a plan of reorganization must be reported at the amounts expected to be approved by the Bankruptcy Court, even if they may be settled for lesser amounts as a result of the plan of reorganization or negotiations with creditors. In addition, cash used by reorganization items are disclosed separately in the Consolidated Statements of Cash Flow.

The Company’s ability to continue as a going concern is contingent upon, among other things, its ability to (i) develop a plan of reorganization and obtain required creditor acceptance and confirmation under the Bankruptcy Code, (ii) successfully implement such plan of reorganization, (iii) reduce debt and other liabilities through the bankruptcy process, (iv) return to profitability, (v) generate sufficient cash flow from operations, and (vi) obtain financing sources sufficient to meet the Company’s future obligations. The Company’s debt obligations and uncertainties related to the bankruptcy process raises substantial doubt about its ability to continue as a going concern.

As a result of the Bankruptcy Filing, the realization of assets and the satisfaction of liabilities are subject to uncertainty. While operating as debtors-in-possession pursuant to the Bankruptcy Code, the Company may sell or otherwise dispose of or liquidate assets or settle liabilities, subject to the approval of the Bankruptcy Court or as otherwise permitted in the ordinary course of business, for amounts other than those reflected in the Consolidated Financial Statements. In particular, such financial statements do not purport to show (i) as to assets, the realization value on a liquidation basis or availability to satisfy liabilities, (ii) as to liabilities arising prior to the Petition Date, the amounts that may be allowed for claims or contingencies, or the status and priority thereof, (iii) as to shareholders’ equity accounts, the effect of any changes that may be made in the Company’s capitalization, or (iv) as to operations, the effects of any changes that may be made in the underlying business. A confirmed plan of reorganization would likely cause material changes to the amounts currently disclosed in the Consolidated Financial Statements. Further, the plan of reorganization could materially change the amounts and classifications reported in the historical consolidated financial statements, which do not give effect to any adjustments to the carrying value of assets or amounts of liabilities that might be necessary as a consequence of confirmation of a plan of reorganization. The accompanying Consolidated Financial Statements do not include any direct adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern or as a consequence of the Bankruptcy Filing.

Sale of Networking Business

On March 7, 2017, the Company entered into an agreement with Extreme related to the proposed sale of the Company’s Networking business subject to certain working capital and other price adjustments. The Company’s Networking business is comprised of certain assets of the Company’s Networking segment, along with the maintenance and professional services of the Networking Business which are part of the AGS segment. On April 4, 2017, the Bankruptcy Court authorized the purchase agreement, approved the auction procedures and established the sale hearing date. On May 31, 2017, the Bankruptcy Court issued an order authorizing the sale of the Company’s Networking business to Extreme, therefore, the assets and liabilities are reflected as held for sale on the Company’s Consolidated Balance Sheet as of June 30, 2017. The sale closed on July 14, 2017, but certain immaterial local asset and employee transfers will occur over the next several months. Accordingly, Extreme paid the Company approximately $70 million, deposited approximately $10 million in an indemnity escrow account and assumed certain liabilities of $20 million, consisting primarily of lease obligations.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

2. Recent Accounting Pronouncements

New Accounting Guidance Recently Adopted

In January 2017, the FASB issued ASU No. 2017-04, “Simplifying the Test for Goodwill Impairment.” (“ASU 2017-04”). This standard removes Step 2 of the goodwill impairment test, which requires the assessment of fair value of individual assets and liabilities of a reporting unit to measure goodwill impairments. Goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value. The Company early adopted this standard beginning in the third quarter of fiscal 2017. See discussion in Note 4, “Goodwill and Acquired Intangible Assets” for a description of how this accounting standard impacted the Company’s Consolidated Financial Statements.

In April 2015, the FASB issued ASU No. 2015-05, “Intangibles-Goodwill and Other-Internal-Use Software”. The standard amends the existing accounting standards for intangible assets and provides explicit guidance to customers in determining the accounting for fees paid in a cloud computing arrangement, wherein the arrangements that do not convey a software license to the customer are accounted for as service contracts. The Company adopted this standard in the first quarter of fiscal 2017 on a prospective basis, and it did not have a material impact to its Consolidated Financial Statements.

In September 2015, the FASB issued ASU No. 2015-16, “Business Combinations Simplifying the Accounting for Measurement-Period Adjustments.” This standard simplifies the accounting for adjustments made to provisional amounts recognized in a business combination and eliminates the requirement to retrospectively account for those adjustments. The Company adopted this standard in the first quarter of fiscal 2017 and it did not have a material impact to its Consolidated Financial Statements.

Recent Accounting Guidance Not Yet Effective

In January 2017, the FASB issued ASU No. 2017-01, “Business Combinations Clarifying the Definition of a Business.” This standard clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. This standard is effective for the Company beginning in the first quarter of fiscal 2019. The Company is currently evaluating the impact that the adoption of this standard may have on its Consolidated Financial Statements.

In November 2016, the FASB issued ASU No. 2016-18, “Statement of Cash Flows: Restricted Cash.” This standard requires the statement of cash flows to explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. This standard is effective for the Company beginning in the first quarter of fiscal 2019, early adoption is permitted. This standard is to be applied through a retrospective transition method to each period presented. The Company is currently evaluating the impact that the adoption of this standard may have on its Consolidated Financial Statements.

In June 2016, the FASB issued ASU No. 2016-13, “Measurement of Credit Losses on Financial Instruments.” This standard which requires entities to estimate all expected credit losses for certain types of financial instruments, including trade receivables, held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. The standard also expands the disclosure requirements to enable users of financial statements to understand the entity’s assumptions, models and methods for estimating expected credit losses. This standard is effective for the Company in the first quarter of fiscal 2021 on a prospective basis. The Company is currently evaluating the impact that the adoption of this standard may have on its Consolidated Financial Statements.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

In February 2016, the FASB issued ASU No. 2016-02, “Leases.” The standard requires the recognition of assets and liabilities for all leases with lease terms of more than 12 months. This standard is effective for the Company in the first quarter of fiscal 2020 by means of a modified retrospective approach with early adoption permitted. The Company is currently evaluating the method of adoption and the effect that the adoption of this standard may have on its Consolidated Financial Statements.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers.” The standard supersedes most of the current revenue recognition guidance under GAAP and is intended to improve and converge with international standards the financial reporting requirements for revenue from contracts with customers. The core principle of the new guidance is that an entity should recognize revenue to depict the transfer of control of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. New disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers are also required. This new guidance is effective for the Company beginning in the first quarter of fiscal 2019. Early adoption is permitted in the first quarter of fiscal 2018. The ASU may be applied retrospectively (a) to each reporting period presented or (b) with the cumulative effect in retained earnings at the beginning of the adoption period.

We currently anticipate adoption of the new standard effective October 1, 2018 using the modified retrospective method where the cumulative effect is recorded to retained earnings at the beginning of the adoption period. Adoption of the standard is dependent on completion of a detailed accounting assessment, the success of the design and implementation phase for changes to the Company’s processes, internal controls, system functionality and the completion of our analysis of information necessary to assess the overall impact of adoption of this guidance on our Consolidated Financial Statements.

We continue to make progress on detailed contract reviews within the accounting assessment phase to identify the required changes to accounting policy, disclosures and the impact of the ASU, including any recently issued amendments, on our consolidated financial statements. We have reached preliminary conclusions on certain accounting assessments and we will continue to monitor and assess the impact of changes to the standard and interpretations as they become available. We expect revenue recognition related to our standalone product shipments and maintenance services to remain substantially unchanged. However, we continue to evaluate our preliminary conclusion and we are currently assessing the impact on our other sources of revenue recognition.

3. Liabilities Subject to Compromise

On March 22, 2017, the Debtors filed schedules of assets and liabilities and statements of financial affairs with the Bankruptcy Court. The Bankruptcy Court will ultimately determine the liability amounts, if any, that will be allowed for all claims. The resolution of such claims could result in material adjustments to the Company’s Consolidated Financial Statements.

Holders of pre-petition claims are required to file proofs of claims by the “bar dates” established by the Bankruptcy Court. A bar date is the date by which certain claims against the Debtors must be filed if the claimants wish to receive any distribution in the chapter 11 proceedings. The Bankruptcy Court has established May 8, 2017 as the bar date for all general claims and July 18, 2017 for all governmental units holding claims. Differences between liability amounts estimated by the Company and claims filed by creditors will be investigated and, if necessary, the Bankruptcy Court will make a final determination of the allowable claim. The determination of how liabilities will ultimately be treated cannot be made until the Bankruptcy Court approves a plan of reorganization. Accordingly, the ultimate amount of treatment of such liabilities is not determinable at this time.

As of September 13, 2017, the Debtors have received approximately 3,600 proofs of claim, for an amount of $20 billion. These claims will be reconciled to amounts recorded in liabilities subject to compromise in the

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

Consolidated Balance Sheet. Differences in amounts recorded and claims filed by creditors will be investigated and resolved, including through the filing of objections with the Bankruptcy Court, where appropriate. The Company may ask the Bankruptcy Court to disallow claims that the Company believes are duplicative, have been later amended or superseded, are without merit, are overstated or should be disallowed for other reasons. In addition, as a result of this process, the Company may identify additional liabilities that will need to be recorded or reclassified to liabilities subject to compromise. In light of the substantial number of claims filed, and expected to be filed, the claims resolution process may take considerable time to complete.

As of June 30, 2017, liabilities subject to compromise consisted of the following:

In millions
Accounts payable	$39
Debt subject to compromise including accrued interest(1)	5,901
Pension obligations	1,108
Payroll and benefit obligations	42
Other postretirement obligations	240
Deferred revenue	155
Deferred income taxes	116
Other liabilities	303

Consolidated liabilities subject to compromise	7,904
Payables to non-debtor subsidiaries	98

Debtors’ liabilities subject to compromise	$8,002

(1)	Reduced by the adequate protection payments.

4. Goodwill and Acquired Intangible Assets

Goodwill

With the adoption of ASU-2017-04 beginning in the third quarter of fiscal 2017, the impairment test for goodwill currently consists of a one-step process. This process consists of a comparison of the fair value of a reporting unit with its carrying amount, including the goodwill allocated to that reporting unit. The Company estimated the fair value of each reporting unit using an income approach which values the reporting unit based on the future cash flows expected from that reporting unit. Future cash flows are based on forward-looking information regarding market share and costs for each reporting unit and are discounted using an appropriate discount rate in a discounted cash flows model. If the carrying value of a reporting unit exceeds its fair value, the Company will recognize an impairment loss equal to the amount of the excess.

The discounted cash flows model relies on assumptions regarding revenue growth rates, gross profit, projected working capital needs, selling, general and administrative expenses, research and development expenses, business restructuring costs, capital expenditures, income tax rates, discount rates and terminal growth rates. The discount rate the Company uses represents the estimated weighted average cost of capital, which reflects the overall level of inherent risk involved in its reporting unit operations and the rate of return an outside investor would expect to earn. To estimate cash flows beyond the final year of its model, the Company uses a terminal value approach. Under this approach, the Company applies a perpetuity growth assumption and discounts by a perpetuity discount factor to determine the terminal value. The Company incorporates the present value of the resulting terminal value into its estimate of fair value.

Forecasted cash flows for each reporting unit considers current economic conditions and trends, estimated future operating results, the Company’s view of growth rates and anticipated future economic conditions including market share. Revenue growth rates inherent in this forecast are based on input from internal and external market intelligence research sources that compare factors such as growth in global economies, regional

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

trends in the telecommunications industry and product evolution from a technological segment basis. Macroeconomic factors such as changes in economies, product evolutions, industry consolidations, and other changes beyond the Company’s control including the rate or extent to which anticipated synergies or cost savings are realized with newly acquired entities could have a positive or negative impact on achieving its targets.

Prior to adoption of ASU-2017-04 the impairment test for goodwill consisted of a two-step process. Under this method if the carrying value of a reporting unit exceeded its fair value (as described above) a second step of the goodwill impairment test was performed to measure the amount of impairment, if any. The second step compared the implied fair value of the reporting unit’s goodwill to the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeded the implied fair value of the goodwill, an impairment loss was recognized in an amount equal to that excess. The implied fair value was determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit was allocated to all of the assets and liabilities of that unit as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit. This allocation was performed only for the purpose of assessing goodwill for impairment.

June 30, 2017

As a result of the sale of certain assets and liabilities of the Company’s Networking segment in July 2017 to Extreme, the Company reclassified $134 million of assets and $54 million of liabilities to held for sale as of June 30, 2017. It was determined that the fair value of the Networking services component of the Global Support Services reporting unit was less than its carrying value. As a result, the Company recorded a goodwill impairment charge of $52 million associated with the Networking services component of the Global Support Services reporting unit for the three months ended June 30, 2017.

In addition to the goodwill impairment charge associated with the sale of the Company’s Networking business, during the nine months ended June 30, 2017, the Company filed for bankruptcy and updated its five-year forecast during the quarter ended June 30, 2017. As a result of the decline in revenue and the updated forecast, the Company determined that an interim impairment test of its goodwill and long-lived assets should be performed as of June 30, 2017. Using the revised five-year forecast and the one-step valuation approach described above, the results of the goodwill impairment test indicated that the respective book values of each reporting unit did not exceed their respective fair values and therefore, no impairment existed. In order to evaluate the sensitivity of the fair value calculations in the goodwill impairment test the Company applied a hypothetical 10% decrease to the fair value of each reporting unit. This hypothetical 10% decrease in the fair value of each reporting unit as of June 20, 2017 would not result in an impairment of goodwill for any reporting unit.

March 31, 2016

During the six months ended March 31, 2016, the Company experienced a decline in revenue, which led the Company to revise its annual forecast. As a result, the Company determined that an interim impairment test of its long-lived assets and goodwill should be performed as of March 1, 2016.

Using the revised forecast at March 1, 2016 and the valuation approach described above, the results of step one of the goodwill impairment test indicated that the respective book values of each reporting unit did not exceed their estimated fair values and therefore no impairment existed. In order to evaluate the sensitivity of the fair value calculations on the goodwill impairment test the Company applied a hypothetical 10% decrease to the fair value of each reporting unit. This hypothetical 10% decrease in the fair value of each reporting unit at March 1, 2016 would not result in an impairment of goodwill for any reporting unit. The Company determined that no events occurred or circumstances changed during the period of March 1, 2016 through March 31, 2016 that would indicate that the fair value of a reporting unit may be below its carrying amount.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

June 30, 2016

Aside from the matter above, the Company determined that no other events occurred or circumstances changed during the nine months ended June 30, 2016 that would indicate that the fair value of a reporting unit may be below its carrying amount. However, if market conditions deteriorate, or if the Company is unable to execute its strategies, it may be necessary to record impairment charges in the future.

Acquired Intangible Assets

Acquired intangible assets include acquired technology, customer relationships and trademarks and trade-names. Acquired intangible assets with finite lives are amortized using the straight-line method over the estimated economic lives of the assets, which range from two to fifteen years.

Long-lived assets, including intangible assets with finite lives, are reviewed for impairment whenever events occur or circumstances change, which indicate that the carrying amount of such assets may not be recoverable. Intangible assets determined to have indefinite useful lives are not amortized but are tested for impairment annually or more frequently if events occur or circumstances change which indicate the asset may be impaired.

The Company’s trademarks and trade names are expected to generate cash flows indefinitely. Consequently, these assets were classified as indefinite-lived intangibles and accordingly are not amortized but reviewed for impairment annually, or sooner under certain circumstances.

June 30, 2017

Prior to the goodwill testing discussed above, the Company performed an impairment test of indefinite-lived intangible assets and other long-lived assets as of June 30, 2017. The Company estimated the fair values of its indefinite-lived intangible assets using the royalty savings method, which values an asset by estimating the royalties saved through ownership of the asset. As a result of the impairment test, the Company estimated the fair value of its trademarks and trade names to be $190 million as compared to a carrying amount of $255 million and recorded an impairment charge of $65 million. As a result of the impairment test, there were no indications that its other long-lived assets were impaired.

March 31, 2016

Prior to the goodwill testing discussed above, the Company tested its intangible assets with indefinite lives and other long-lived assets as of March 1, 2016. The Company performed the impairment test of long-lived assets. The revised undiscounted cash flows for each asset group were in excess of their respective net book values and therefore no impairment was identified. GAAP requires that the fair value of intangible assets with indefinite lives be compared to the carrying value of those assets. In situations where the carrying value exceeds the fair value of the intangible asset, an impairment loss equal to the difference is recognized. The Company estimates the fair value of its indefinite-lived intangible assets using an income approach based on discounted cash flows. The respective book values of the Company’s tradenames and trademarks did not exceed their estimated fair values and therefore no impairment existed. The Company determined that no events occurred or circumstances changed during the period of March 1, 2016 through March 31, 2016 that would indicate that its intangible assets with indefinite lives and other long-lived assets may be impaired.

June 30, 2016

The Company determined that no events occurred or circumstances changed during the nine months ended June 30, 2016 that would indicate that its intangible assets with indefinite lives and other long-lived assets were impaired.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

5. Supplemental Financial Information

Consolidated Statements of Operations Information

	Nine months ended June 30,
In millions	2017	2016
Other income, net
Interest income	$2	$1
Foreign currency gains, net	1	10
Change in fair value of Preferred B embedded derivative	—	56
Other, net	(1)	(4)

Total other income, net	$2	$63

Reorganization items, net represent amounts incurred subsequent to the Bankruptcy Filing which were a direct result of the Bankruptcy Filing and comprised of the following for the nine months ended June 30, 2017:

In millions
Reorganization items, net
Professional fees	$59
DIP Credit Agreement financing costs	14
Contract rejection fees	4

Total reorganization items, net	$77

Cash paid for reorganization items was $39 million for the nine months ended June 30, 2017. In addition, there was $13 million of non-cash DIP Credit Agreement financing costs for the nine months ended June 30, 2017.

Supplemental Cash Flow Information

	Nine months ended June 30,
In millions	2017	2016
NON-CASH INVESTING ACTIVITY
Acquisition of equipment under capital lease	$—	$3

6. Business Restructuring Reserve and Programs

Amounts reported in the tables below include amounts reported within liabilities held for sale and liabilities subject to compromise in the Consolidated Balance Sheets.

Fiscal 2017 Restructuring Program

During fiscal 2017, the Company continued to identify opportunities to streamline operations and generate costs savings, which included eliminating employee positions. During the nine months ended June 30, 2017, the Company recognized restructuring charges of $22 million, net of adjustments to the restructuring programs of prior fiscal years. These charges are primarily for employee separation costs associated with fiscal 2017 employee severance actions in the U.S. and EMEA, for which the related payments are expected to be completed in fiscal 2023, as the Company continues its transformation to a software and service-led organization. The separation charges include, but are not limited to, social pension fund payments and health care and

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

unemployment insurance costs to be paid to or on behalf of the affected employees. As the Company continues to evaluate opportunities to streamline its operations, it may identify cost savings globally and take additional restructuring actions in the future and the costs of those actions could be material.

The following table summarizes the components of the fiscal 2017 restructuring program during the nine months ended June 30, 2017:

In millions	Employee Separation Costs	Lease Obligations	Total
Fiscal 2017 restructuring program charges	$17	$—	$17
Cash payments	(8)	—	(8)

Balance as of June 30, 2017	$9	$—	$9

Fiscal 2016 Restructuring Program

During fiscal 2016, the Company identified opportunities to streamline operations and generate costs savings, which included eliminating employee positions. Restructuring charges recorded during fiscal 2016 associated with these initiatives, net of adjustments to previous periods, were $105 million, net of adjustments to the restructuring programs of prior fiscal years. These charges included $101 million primarily associated with employee severance actions in EMEA and Canada for which the related payments are expected to be completed in fiscal 2023, and a voluntary headcount reduction plan initiated in the U.S. as the Company continues its transformation to a software and service-led organization, as well as lease obligations of $4 million. The separation charges include, but are not limited to, social pension fund payments and health care and unemployment insurance costs to be paid to or on behalf of the affected employees.

The following table summarizes the components of the fiscal 2016 restructuring program during the nine months ended June 30, 2017:

In millions	Employee Separation Costs	Lease Obligations	Total
Balance as of October 1, 2016	$51	$—	$51
Cash payments	(22)	—	(22)
Impact of foreign currency fluctuations	1	—	1

Balance as of June 30, 2017	$30	$—	$30

Fiscal 2008 through 2015 Restructuring Programs

During fiscal years 2008 through 2015, the Company identified opportunities to streamline operations and generate cost savings, which included exiting facilities and eliminating employee positions. The remaining obligation for employee separation costs are primarily associated with EMEA plans approved in the third and fourth quarters of fiscal 2014 for which the related payments are expected to be completed in fiscal 2019. The EMEA plans include, but are not limited to, social pension fund payments and healthcare and unemployment insurance costs to be paid to or on behalf of the affected employees.

Future rental payments, net of estimated sublease income, related to operating lease obligations for unused space in connection with the closing or consolidation of facilities are expected to continue through fiscal 2022. These remaining obligations are primarily associated with the Frankfurt, Germany facility vacated during fiscal 2014, and facilities vacated in the United Kingdom and the U.S.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

The following table aggregates the remaining components of the fiscal 2008 through 2015 restructuring programs during the nine months ended June 30, 2017:

In millions	Employee Separation Costs	Lease Obligations	Total
Balance as of October 1, 2016	$42	$41	$83
Cash payments	(18)	(13)	(31)
Adjustments(1)	1	4	5
Impact of foreign currency fluctuations	(1)	—	(1)

Balance as of June 30, 2017	$24	$32	$56

(1)	Included in adjustments are changes in estimates, whereby all increases and decreases in costs related to the fiscal 2009 through 2015 restructuring programs were recorded to the restructuring charges line item in operating expenses in the period of the adjustments.

7. Financing Arrangements

Debt Covenants and Default

The Company’s Credit Facilities and the indentures governing the Senior Secured Notes, contain a number of covenants that, among other things and subject to certain exceptions, restrict the ability of the Company and certain of its subsidiaries to (a) incur or guarantee additional debt and issue or sell certain preferred stock, (b) pay dividends on, redeem or repurchase capital stock, (c) make certain acquisitions or investments, (d) incur or assume certain liens, (e) enter into transactions with affiliates, (f) merge or consolidate with another company, (g) transfer or otherwise dispose of assets, (h) redeem subordinated debt, (i) incur obligations that restrict the ability of the Company’s subsidiaries to make dividends or other payments to the Company, and (j) create or designate unrestricted subsidiaries. They also contain customary affirmative covenants and events of default.

On the Petition Date the Company and certain of its affiliates filed the Bankruptcy Filing. The Debtors will continue to operate its business as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and the orders of the Bankruptcy Court. The Bankruptcy Filing constituted an event of default that accelerated payment of the Company’s obligations under (i) the Senior Secured Credit Agreement, (ii) the Domestic ABL, (iii) the Foreign ABL, and (iv) the Senior Secured Notes. As a result of the Bankruptcy Filing, the principal and interest due under the Company’s debt agreements became due and payable, except as agreed in the Forbearance Agreement described below. However, any efforts to enforce such payment obligations are automatically stayed as a result of the Bankruptcy Filing, and the creditors’ rights of enforcement are subject to the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court. Consequently, all debt outstanding under the Credit Facilities and Senior Secured Notes have been classified as liabilities subject to compromise and all unamortized debt issuance costs and unaccreted debt discounts were expensed.

Contemporaneously with the Bankruptcy Filing, the Foreign ABL Borrowers entered into the Forbearance Agreement pursuant to which, among other things, the Foreign ABL lenders agreed to forbear from exercising certain rights as a result of the Debtors filing voluntary petitions for relief under the Bankruptcy Code, which constitutes events of default under the Foreign ABL. The Forbearance Agreement also provides for, among other things, entry into a payoff letter, which contemplates that all loans and other obligations that are accrued and payable under the Foreign ABL and the corresponding loan documents were required to be paid in full within eight business days after January 19, 2017. The Foreign ABL and Domestic ABL were repaid in full on January 24, 2017 in the amount of $50 million and $55 million, respectively.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

Debtor-in-Possession Credit Agreement

In connection with the Bankruptcy Filing, on January 19, 2017, the Company entered into the DIP Credit Agreement, which provides a $725 million term loan facility due January 2018, and a cash collateralized letter of credit facility in an aggregate amount equal to $150 million. All letters of credit shall be cash collateralized in an amount equal to 101.5% of the face amount of such letters of credit denominated in U.S. dollars and 103% of the face amount of letters of credit denominated in alternative currencies. The DIP Credit Agreement, in the case of the Base Rate Loans, bears interest at a rate per annum equal to 6.5% plus the highest of (i) Citibank, N.A.’s prime rate, (ii) the Federal Funds Rate plus 0.5% and (iii) the Eurocurrency Rate for an interest period of one month, subject to a 2% floor and in the case of the Eurocurrency Loans, bears interest at a rate per annum equal to 7.5% plus the applicable Eurocurrency Rate, subject to a 1% floor. As of June 30, 2017, the weighted average interest rate for the $725 million term loan facility was 8.7%.

The DIP Credit Agreement limits, among other things, the Company’s ability to (i) incur indebtedness, (ii) incur or create liens, (iii) dispose of assets, (iv) prepay subordinated indebtedness and make other restricted payments, (v) enter into sale and leaseback transactions, (vi) make dividends, redemptions and repurchases of capital stock, (vii) enter into transactions with affiliates and (viii) modify the terms of any organizational documents and certain material contracts of the Company. In addition to standard obligations, the DIP order provides for specific milestones that the Company must achieve by specific target dates. In addition, the Company and its subsidiaries are required to maintain minimum cumulative consolidated EBITDA (as defined in the DIP Credit Agreement) of not less than specified levels for certain periods, with the specified levels ranging from $133 million to $386 million, depending on the applicable period referenced in the DIP Credit Agreement. The Debtors must also maintain minimum Consolidated Liquidity (as defined in the DIP Credit Agreement) ranging from $20 million to $100 million depending on the applicable period referenced in the DIP Credit Agreement.

The Company drew $425 million in term loans under the DIP Credit Agreement on January 24, 2017 upon the Bankruptcy Court’s issuance of the interim order. The proceeds were used to repay the outstanding balance of $55 million under the Domestic ABL, to repay the outstanding balance of $50 million under the Foreign ABL, to cash collateralize $69 million of existing letters of credit and for general working capital needs.

On March 10, 2017, the Bankruptcy Court approved the final order authorizing the Debtors to access the full amount under the DIP Credit Agreement. The Company drew the remaining $300 million upon approval of the final order. The proceeds will be used for general working capital needs.

At June 30, 2017, the Company had issued and outstanding letters of credit and guarantees of $71 million, which are fully cash collateralized pursuant to the terms of the DIP Credit Agreement, and aggregate remaining availability of $79 million.

Debt Financing

On June 5, 2015, the Company permanently reduced the senior secured multi-currency revolver from $200 million to $18 million and all letters of credit under the Senior Secured Credit Agreement were transferred to the Domestic ABL. At September 30, 2016, the Company had aggregate outstanding borrowings of $18 million under the senior secured multi-currency revolver which was paid in full when such debt became due.

For the nine months ended June 30, 2017, the Company paid $155 million in aggregate quarterly principal payments on the term loans issued under the Senior Secured Credit Agreement. In addition, the Company is required to prepay outstanding term loans based on its annual excess cash flow, as defined in the Senior Secured Credit Agreement. No such excess cash payments were required in the current fiscal year, based on the Company’s cash flows.

On March 10, 2017, the Bankruptcy Court approved the final order granting adequate protection to the secured lenders and first lien primed parties in consideration for (i) diminution in value of pre-petition collateral

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

resulting from depreciation, sale, lease or use by the Debtors, (ii) the granting of pari passu liens in the collateral in connection with the DIP Credit Agreement and (ii) the imposition of the automatic stay. The Debtors and certain other parties in interest preserve the right to challenge the amount, extent, type or characterization of any adequate protection payments or any other costs, fees or expenses, including the right to seek re-characterization of any such payments as payments on the pre-petition principal amounts outstanding under the term loan agreements. Adequate protection payments disbursed during the nine months ended June 30, 2017 amounted to $149 million and such amounts were classified as reductions in outstanding principal.

The weighted average contractual interest rate of the Company’s outstanding debt as of June 30, 2017 and September 30, 2016 was 7.7% and 7.3%, respectively. The effective interest rate of each obligation is not materially different than its contractual interest rate.

Effective January 19, 2017, the Company ceased recording interest expense on outstanding pre-petition debt classified as liabilities subject to compromise. Contractual interest expense represents amounts due under the contractual terms of outstanding debt, including debt subject to compromise. For the period from January 19, 2017 through June 30, 2017, contractual interest expense related to debt subject to compromise of $201 million has not been recorded, as it is not expected to be an allowed claim under the Bankruptcy Filing.

The following table reflects principal amounts of debt and debt net of discounts and issuance costs as of June 30, 2017, which includes the impact of adequate protection payments and accrued interest as of January 19, 2017 (with the exception of the DIP Credit Agreement) and principal amounts of debt and debt net of discounts and issuance costs as of September 30, 2016:

	June 30, 2017		September 30, 2016
In millions	Principal Amount	Net of Discounts and Issuance Costs	Principal Amount	Net of Discounts and Issuance Costs
DIP Credit Agreement due January 19, 2018	$725	$725	$—	$—
Variable rate revolving loans under the Senior Secured Credit Agreement due October 26, 2016	—	—	18	18
Variable rate revolving loans under the Domestic ABL due June 4, 2020	—	—	77	77
Variable rate revolving loans under the Foreign ABL due June 4, 2020	—	—	55	55
Variable rate term B-3 loans due October 26, 2017	604	604	616	614
Variable rate term B-4 loans due October 26, 2017	1	1	1	1
Variable rate term B-6 loans due March 31, 2018	528	528	537	534
Variable rate term B-7 loans due May 29, 2020	2,043	2,043	2,087	2,059
7% Senior Secured Notes due April 1, 2019	997	997	1,009	1,002
9% Senior Secured Notes due April 1, 2019	288	288	290	287
10.50% Senior Secured Notes due March 1, 2021	1,440	1,440	1,384	1,371

Total debt	$6,626	6,626	$6,074	6,018

Debt maturing within one year		(725)		(6,018)

Debt subject to compromise		$5,901		$—

As discussed above, the Bankruptcy Filing constituted an event of default that accelerated payment of the Company’s obligations under (i) the Senior Secured Credit Agreement, (ii) the Domestic ABL, (iii) the Foreign ABL and (iv) the Senior Secured Notes. Consequently, all debt outstanding under the Credit Facilities and Senior Secured Notes have been classified as liabilities subject to compromise and related unamortized deferred financing costs and debt discounts in the amount of $61 million were expensed during the nine months ended June 30, 2016.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

Capital Lease Obligations

Included in other liabilities is $16 million and $56 million of capital lease obligations as of June 30, 2017 and September 30, 2016, respectively, and excluded amounts included in liabilities subject to compromise of $21 million as of June 30, 2017.

On August 20, 2014, the Company entered into an agreement to outsource certain delivery services associated with the Avaya Private Cloud Services business. That agreement also included the sale of specified assets owned by the Company, which are being leased-back by the Company and accounted for as a capital lease. As of June 30, 2017 and September 30, 2016, capital lease obligations associated with this agreement were $28 million and $43 million, respectively, and include $12 million within liabilities subject to compromise as of June 30, 2017.

8. Foreign Currency Forward Contracts

The Company, from time to time, utilizes foreign currency forward contracts primarily to hedge fluctuations associated with certain monetary assets and liabilities including receivables, payables and certain intercompany obligations. These foreign currency forward contracts are not designated for hedge accounting treatment. Changes in fair value of these contracts are recorded as a component of other income, net to offset the change in the value of the underlying foreign currency denominated assets and liabilities.

The net gains of the foreign currency forward contracts included in other income, net were $0 million and $1 million for the nine months ended June 30, 2017 and 2016, respectively.

9. Fair Value Measures

Pursuant to the accounting guidance for fair value measurements, fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Fair Value Hierarchy

The accounting guidance for fair value measurements also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The inputs are prioritized into three levels that may be used to measure fair value:

Level 1: Inputs that reflect quoted prices for identical assets or liabilities in active markets that are observable.

Level 2: Inputs that reflect quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3: Inputs that are unobservable to the extent that observable inputs are not available for the asset or liability at the measurement date.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Assets and liabilities measured at fair value on a recurring basis as of June 30, 2017 and September 30, 2016 were as follows:

	June 30, 2017				September 30, 2016
	Fair Value Measurements Using				Fair Value Measurements Using
In millions	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Cash and Cash Equivalents:
Money market funds and bank time deposits	$467	$467	$—	$—	$207	$207	$—	$—

Other Non-Current Assets:
Investments	$1	$1	$—	$—	$1	$1	$—	$—

Fair Value of Financial Instruments

The fair values of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, to the extent the underlying liability will be settled in cash, approximate carrying values because of the short-term nature of these instruments.

The estimated fair values of amounts borrowed under the Company’s financing arrangements at June 30, 2017 and September 30, 2016 were estimated based on Level 2 inputs using quoted market prices for the Company’s debt, which is subject to infrequent transactions (i.e. a less active market).

The estimated fair values of the Company’s debt, including the impact of adequate protection payments and accrued interest as of January 19, 2017 (with the exception of the DIP Credit Agreement), at June 30, 2017 and the estimated fair values of the Company’s debt at September 30, 2016 were as follows:

	June 30, 2017		September 30, 2016
In millions	Principal Amount	Fair Value	Principal Amount	Fair Value
DIP Credit Agreement due January 19, 2018	$725	$749	$—	$—
Variable rate revolving loans under the Senior Secured Credit Agreement due October 26, 2016	—	—	18	18
Variable rate revolving loans under the Domestic ABL due June 4, 2020	—	—	77	75
Variable rate revolving loans under the Foreign ABL due June 4, 2020	—	—	55	53
Variable rate term B-3 loans due October 26, 2017	604	482	616	489
Variable rate term B-4 loans due October 26, 2017	1	1	1	1
Variable rate term B-6 loans due March 31, 2018	528	422	537	415
Variable rate term B-7 loans due May 29, 2020	2,043	1,642	2,087	1,551
7% Senior Secured Notes due April 1, 2019	997	803	1,009	746
9% Senior Secured Notes due April 1, 2019	288	231	290	220
10.50% Senior Secured Notes due March 1, 2021	1,440	144	1,384	330

Total	$6,626	$4,474	$6,074	$3,898

10. Income Taxes

The benefit from income taxes for the nine months ended June 30, 2017 was $22 million as compared to a provision for income taxes of $66 million for the nine months ended June 30, 2016.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

The effective income tax rate for the nine months ended June 30, 2017 differs from the statutory U.S. Federal income tax rate primarily due to (1) the effect of tax rate differentials on foreign income/loss, (2) changes in the valuation allowance established against the Company’s deferred tax assets, (3) tax positions taken during the current period offset by reductions for unrecognized tax benefits resulting from the lapse of statute of limitations, (4) the recognition of a $17 million income tax benefit as a result of net gains in other comprehensive income, and (5) the recognition of a $24 million income tax benefit as a result of impairment of indefinite-lived intangible assets.

The effective income tax rate for the nine months ended June 30, 2016 differs from the statutory U.S. Federal income tax rate primarily due to (1) the effect of tax rate differentials on foreign income/loss, (2) changes in the valuation allowance established against the Company’s deferred tax assets, (3) tax positions taken during the current period offset by reductions for unrecognized tax benefits resulting from the lapse of statute of limitations, and (4) a $7 million income tax provision related to the change in the indefinite reinvestment assertion.

For interim financial statement purposes, GAAP income tax expense related to ordinary income is determined by applying an estimated annual effective income tax rate against the Company’s ordinary income inclusive of zero-rate jurisdictions. Income tax expense/benefit related to items not characterized as ordinary income is recognized as a discrete item when incurred. The estimation of the Company’s annual effective income tax rate requires the use of management forecasts and other estimates, a projection of jurisdictional taxable income and losses, application of statutory income tax rates, and an evaluation of valuation allowances. The Company’s estimated annual effective income tax rate may be revised, if necessary, in each interim period during the fiscal year. The benefit (provision) related to all other items, including the reorganization items separately reported as a component of the loss before income taxes, have been individually computed and recognized when the items have occurred. No tax benefit has been recognized with respect to the reorganization items, which are deductible under the U.S. income tax laws, as it is more-likely-than-not that the related deferred tax asset will not be realized.

11. Benefit Obligations

The Company sponsors non-contributory defined benefit pension plans covering a portion of its U.S. employees and retirees, and postretirement benefit plans covering a portion of its U.S. retirees that include healthcare benefits and life insurance coverage. Certain non-U.S. operations have various retirement benefit programs covering substantially all of their employees. Some of these programs are considered to be defined benefit pension plans for accounting purposes.

The Company froze benefit accruals and additional participation in the pension and postretirement plans for its U.S. management employees effective December 31, 2003. The Company also subsequently amended the postretirement benefit plan for its U.S. management employees as follows: (i) effective January 1, 2013, to terminate retiree dental coverage, and to cease providing medical and prescription drug coverage to a retiree, dependent, or lawful spouse who has attained age 65; (ii) effective January 1, 2015, to reduce the Company’s maximum contribution toward the cost of providing benefits under the plan; and (iii) effective January 1, 2016, to replace coverage through the Company’s group plan with coverage through the private insurance marketplace. The latest amendment allows retirees to choose insurance from the marketplace and receive financial support from the Company toward the cost of coverage through an HRA.

Effective February 12, 2016 and April 26, 2016, respectively, the Company and the CWA and the IBEW, agreed to extend the 2009 CBA, previously extended through June 13, 2016, until June 14, 2018. The contract extensions did not affect the Company’s obligation for pension and postretirement benefits available to U.S. employees of the Company who are represented by the CWA or IBEW.

In September 2015, the Company approved a change to the postretirement medical plan for represented retirees who were retired as of October 15, 2015 and their eligible dependents. The change, which became effective January 1, 2017, replaced medical coverage the existing retirees receive through the Company’s group

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

plan, with medical coverage through the private and public insurance marketplace. The change allows the existing retirees to choose insurance from the marketplace and receive financial support from the Company toward the cost of coverage through an HRA.

The components of the pension and postretirement net periodic benefit cost (credit) for the nine months ended June 30, 2017 and 2016 are provided in the table below:

	Pension Benefits— U.S.		Pension Benefits— Non-U.S.		Postretirement Benefits—U.S.
	Nine months ended June 30,		Nine months ended June 30,		Nine months ended June 30,
In millions	2017	2016	2017	2016	2017	2016
Components of net periodic benefit cost (credit)
Service cost	$3	$4	$5	$4	$1	$2
Interest cost	73	82	6	10	10	9
Expected return on plan assets	(134)	(137)	(1)	(1)	(7)	(7)
Amortization of unrecognized prior service cost	1	1	—	—	(13)	(15)
Amortization of previously unrecognized net actuarial loss	77	66	12	5	9	3
Curtailment, settlement	—	3	—	—	(4)	(2)

Net periodic benefit cost (credit)	$20	$19	$22	$18	$(4)	$(10)

As a result of a voluntary headcount reduction plan during fiscal year 2016, certain U.S. postretirement plans experienced a curtailment. The curtailment of the U.S. postretirement plan resulted in an estimated gain of $4 million for the nine months ended June 30, 2017, which was associated with the terminations that occurred as of December 31, 2016.

The Company’s general funding policy with respect to its U.S. qualified pension plans is to contribute amounts at least sufficient to satisfy the minimum amount required by applicable law and regulations. For the nine month period ended June 30, 2017, the Company made contributions of $20 million to satisfy minimum statutory funding requirements. Estimated required contributions to satisfy minimum statutory funding requirements for the remainder of fiscal 2017 are $122 million. The Company suspended contributions under the automatic stay. If the required contributions are not paid by the end of the fiscal year, additional penalties may be assessed. As discussed in Note 1, “Background and Basis of Presentation—Chapter 11 Filing,” the Debtors filed the Bankruptcy Filing and any minimum statutory funding requirements are subject to the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court. The obligations relating to the Debtors have been classified as liabilities subject to compromise on the Consolidated Balance Sheet as of June 30, 2017. See Note 3, “Liabilities Subject to Compromise,” for further details regarding this matter.

The Company provides certain pension benefits for U.S. employees, which are not pre-funded, and certain pension benefits for non-U.S. employees, the majority of which are not pre-funded. Consequently, the Company makes payments as these benefits are disbursed or premiums are paid. For the nine month period ended June 30, 2017, the Company made payments for these U.S. and non-U.S. pension benefits totaling $2 million and $20 million, respectively. Estimated payments for these U.S. and non-U.S. pension benefits for the remainder of fiscal 2017 are less than $1 million and $7 million, respectively.

During the nine months ended June 30, 2017, the Company contributed $6 million to the represented employees’ post-retirement health trust to fund current benefit claims and costs of administration in compliance with the terms of the 2009 agreements between the Company and the CWA and IBEW, as extended through June 14, 2018. Estimated contributions under the terms of the 2009 agreements, as extended through June 14, 2018, are $2 million for the remainder of fiscal 2017.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

The Company also provides certain retiree medical benefits for U.S. employees through an HRA, which are not pre-funded. Consequently, the Company makes payments as these benefits are disbursed. For the nine months ended June 30, 2017, the Company made payments totaling $6 million for these retiree medical benefits. Estimated payments for these retiree medical benefits for the remainder of fiscal 2017 are $3 million.

12. Net Loss Per Share

The following table sets forth the computation of basic and diluted net loss per share of common stock as discussed in Note 2, “Summary of Significant Accounting Policies—Net Loss Per Share” in our audited Consolidated Financial Statements for the fiscal year ended September 30, 2016:

	Nine months ended June 30,
In millions, except per share amounts	2017	2016
Numerator:
Net loss attributable to Avaya Holdings Corp.	$(209)	$(247)
Dividends on Series A preferred stock	(7)	(6)
Dividends on Series B preferred stock	(16)	(15)
Accretion on Series B preferred stock	—	(13)

Net loss attributable to common stockholders	$(232)	$(281)

Denominator:
Weighted average common shares—basic and diluted	497.0	501.4

Net loss per share—basic and diluted*	$(0.47)	$(0.56)

The Company’s preferred stock and unvested restricted stock units are participating securities which require the application of the two-class method to calculate basic and diluted earnings per share. Under the two-class method, undistributed earnings are allocated to common stock and the participating securities according to their respective participating rights in undistributed earnings, as if all the earnings for the period had been distributed. Basic net loss is computed by dividing the net loss attributable to common stockholders by the weighted average number of common shares outstanding during the period. Net loss attributable to common stockholders is increased for preferred stock dividends earned during the period. No allocation of undistributed earnings to participating securities was performed for periods with net losses as such securities do not have a contractual obligation to share in the losses of the Company.

For periods with net losses, all potentially dilutive common shares consisting of stock options, restricted stock units, convertible preferred stock and warrants are antidilutive.

13. Reportable Segments

Avaya conducts its business operations in three segments. Two of those segments, GCS and Networking, make up Avaya’s ECS product portfolio. The third segment, AGS, contains Avaya’s services portfolio.

The GCS segment develops, markets, and sells unified communications and contact center software and hardware products by integrating multiple forms of communications, including telephony, e-mail, instant messaging and video. The Networking segment’s portfolio of software and hardware products offers integrated networking products, which are scalable across customer enterprises. The AGS segment develops, markets and sells comprehensive end-to-end cloud and managed service offerings that allow customers to evaluate, plan, design, implement, monitor, manage and optimize complex enterprise communications networks.

As discussed in Note 1, “Background and Basis of Presentation—Sale of Networking Business,” on March 7, 2017, the Company entered into an agreement with Extreme related to the proposed sale of the

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

Company’s Networking business subject to certain working capital and other price adjustments. The sale closed on July 14, 2017, but certain local asset and employee transfers will occur over the next several months. The Company’s Networking business was comprised of certain assets of the Company’s Networking segment, along with the maintenance and professional services of the Networking business, which are part of the AGS segment.

For internal reporting purposes, the Company’s chief operating decision maker makes financial decisions and allocates resources based on segment profit information obtained from the Company’s internal management systems. Management does not include in its segment measures of profitability selling, general, and administrative expenses, research and development expenses, amortization of intangible assets, and certain discrete items, such as charges relating to restructuring actions, impairment charges, and merger-related costs as these costs are not core to the measurement of segment management’s performance, but rather are controlled at the corporate level.

Summarized financial information relating to the Company’s reportable segments is shown in the following table:

	Nine months ended June 30,
In millions	2017	2016
REVENUE
Global Communications Solutions	$957	$1,144
Avaya Networking	137	142

Enterprise Collaboration Solutions	1,094	1,286
Avaya Global Services	1,388	1,458

	$2,482	$2,744

GROSS PROFIT
Global Communications Solutions	$652	$776
Avaya Networking	47	49

Enterprise Collaboration Solutions	699	825
Avaya Global Services	821	859
Unallocated Amounts(1)	(16)	(22)

	1,504	1,662

OPERATING EXPENSES
Selling, general and administrative	941	1,084
Research and development	181	211
Amortization of acquired intangible assets	170	170
Impairment of indefinite-lived intangible assets	65	—
Goodwill impairment	52	—
Restructuring charges, net	22	88

	1,431	1,553

OPERATING INCOME	73	109
INTEREST EXPENSE, OTHER INCOME, NET AND REORGANIZATION ITEMS, NET	(304)	(290)

LOSS BEFORE INCOME TAXES	$(231)	$(181)

(1)	Unallocated Amounts in Gross Profit include the effect of the amortization of acquired technology intangibles and costs that are not core to the measurement of segment management’s performance, but rather are controlled at the corporate level.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

14. Accumulated Other Comprehensive Loss

The components of accumulated other comprehensive loss as of June 30, 2017 and 2016 are summarized as follows:

In millions	Change in unamortized pension, postretirement and postemployment benefit-related items	Foreign Currency Translation	Other	Accumulated Other Comprehensive Loss
Balance as of October 1, 2016	$(1,627)	$(33)	$(1)	$(1,661)
Other comprehensive income before reclassifications	—	(17)	—	(17)
Amounts reclassified to operations	70	—	—	70
Provision for income taxes	(16)	(1)	—	(17)

Balance as of June 30, 2017	$(1,573)	$(51)	$(1)	$(1,625)

In millions	Change in unamortized pension, postretirement and postemployment benefit-related items	Foreign Currency Translation	Other	Accumulated Other Comprehensive Loss
Balance as of October 1, 2015	$(1,368)	$(15)	$(1)	$(1,384)
Other comprehensive income before reclassifications	(100)	(10)	—	(110)
Amounts reclassified to operations	39	—	—	39
Provision for income taxes	(1)	—	—	(1)

Balance as of June 30, 2016	$(1,430)	$(25)	$(1)	$(1,456)

The amounts reclassified out of accumulated other comprehensive loss into the Consolidated Statements of Operations prior to the impact of income taxes, with line item locations, during the nine months ended June 30, 2017 and 2016 were as follows:

	Nine months ended June 30,
In millions	2017	2016	Line item in Statements of Operations
Change in unamortized pension, postretirement and postemployment benefit-related items	$9	$10	Costs—Products
	9	10	Costs—Services
	44	17	Selling, general and administrative
	8	2	Research and development

Total amounts reclassified to operations	$70	$39

15. Commitments and Contingencies

Legal Proceedings

In the ordinary course of business, the Company is involved in litigation, claims, government inquiries, investigations and proceedings, including, but not limited to, those identified below, relating to intellectual property, commercial, employment, environmental and regulatory matters.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

The Company believes that it has meritorious defenses in connection with its current lawsuits and material claims and disputes, and intends to vigorously contest each of them. Much of the pending litigation against the Debtors has been stayed as a result of the chapter 11 filing and will be subject to resolution in accordance with the Bankruptcy Code and the orders of the Bankruptcy Court.

Based on the Company’s experience, management believes that the damages amounts claimed in a case are not a meaningful indicator of the potential liability. Claims, suits, investigations and proceedings are inherently uncertain and it is not possible to predict the ultimate outcome of cases.

Other than as described below and in “Item 8. Legal Proceedings—Chapter 11 Filing” included in the Company’s registration statement on Form 10, in the opinion of the Company’s management based upon information currently available to the Company, while the outcome of these lawsuits, claims and disputes is uncertain, the likely results of these lawsuits, claims and disputes are not expected, either individually or in the aggregate, to have a material adverse effect on the Company’s financial position, results of operations or cash flows, although the effect could be material to the Company’s results of operations or cash flows for any interim reporting period.

Antitrust Litigation

In 2006, the Company instituted an action in the U.S. District Court, District of New Jersey, against defendants TLI/Continuant and subsequently amended its complaint to include certain individual officers of these companies as defendants. Defendants purportedly provide maintenance services to customers who have purchased or leased the Company’s communications equipment. The Company asserted in its amended complaint that, among other things, defendants, or each of them, engaged in tortious conduct by improperly accessing and utilizing the Company’s proprietary software, including passwords, logins and maintenance service permissions, to perform certain maintenance services on the Company’s customers’ equipment. TLI/Continuant filed counterclaims against the Company alleging that the Company has violated the Sherman Act’s prohibitions against anticompetitive conduct through the manner in which the Company sells its products and services. TLI/Continuant sought to recover the profits they claim they would have earned from maintaining Avaya’s products, and asked for injunctive relief prohibiting the conduct they claim is anticompetitive.

The trial commenced on September 9, 2013. On January 7, 2014, the Court issued an order dismissing the Company’s affirmative claims. With respect to TLI/Continuant’s counterclaims, on March 27, 2014, a jury found against the Company on two of eight claims and awarded damages of $20 million. Under the federal antitrust laws, the jury’s award is subject to automatic trebling, or $60 million.

Following the jury verdict, TLI/Continuant sought an injunction regarding the Company’s ongoing business operations. On June 30, 2014, a federal judge rejected the demands of TLI/Continuant’s proposed injunction and stated that “only a narrow injunction is appropriate.” Instead, the judge issued an order relating to customers who purchased an Avaya PBX system between January 1, 1990 and April 30, 2008 only. Those customers and their agents will have free access to the on demand maintenance commands that were installed on their systems at the time of the purchase transaction. The court specified that this right “does not extend to access on a system purchased after April 30, 2008.” Consequently, the injunction affected only systems sold prior to April 30, 2008. The judge denied all other requests TLI/Continuant made in its injunction filing. The Company complied with the injunction although it has now been vacated by the September 30, 2016 decision discussed below.

The Company and TLI/Continuant filed post-trial motions seeking to overturn the jury’s verdict, which motions were denied. In September 2014, the Court entered judgment in the amount of $63 million, which included the jury’s award of $20 million, subject to automatic trebling, or $60 million, plus prejudgment interest in the amount of $3 million. On October 10, 2014, the Company filed a Notice of Appeal, and on October 23, 2014, TLI/Continuant filed a Notice of Conditional Cross-Appeal. On October 23, 2014, the Company filed its supersedeas bond with the Court in the amount of $63 million. The Company secured posting of the bond through the issuance of a letter of credit under its existing credit facilities.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

On November 10, 2014, TLI/Continuant made an application for attorney’s fees, expenses and costs, which the Company contested. TLI/Continuant’s application for attorneys’ fees, expenses and costs was approximately $71 million and represented activity through February 28, 2015. On February 22, 2016, the Company posted a bond in the amount of $8 million in connection with TLI/Continuant’s attorneys’ fees application.

In September 2016, a Special Master appointed by the trial court to assist in evaluating TLI/Continuant’s application rendered a Recommendation, finding that TLI/Continuant should receive approximately $61 million in attorneys’ fees, expenses and costs. Subsequently, the parties submitted letters to the Special Master seeking an Amended Recommendation. However, in light of the Third Circuit’s favorable opinion, outlined below, the trial court proceedings relating to TLI/Continuant’s application have not proceeded. TLI/Continuant is no longer entitled to attorneys’ fees, expenses and costs, because it no longer is a prevailing party, subject to further proceedings on appeal or retrial.

On September 30, 2016, the Third Circuit issued a favorable ruling for the Company, which included: (1) reversing the mid-trial decision to dismiss four of the Company’s affirmative claims and reinstated them; (2) vacating the jury verdict on the two claims decided in TLI/Continuant’s favor; (3) entering judgment in the Company’s favor on a portion of TLI/Continuant’s claim relating to attempted monopolization; (4) dismissing TLI/Continuant’s PDS patches claim as a matter of law; (5) vacating the damages award to TLI/Continuant; (6) vacating the award of prejudgment interest to TLI/Continuant; and (7) vacating the injunction. On October 28, 2016, TLI/Continuant sought panel rehearing or rehearing en banc review of the opinion, which was denied on November 16, 2016. On November 22, 2016, TLI/Continuant filed a Motion for Stay of Mandate, which was denied. On December 5, 2016, the Third Circuit issued a certified judgment in lieu of a formal mandate, returning jurisdiction to the trial court.

As a result of the Third Circuit’s opinion, on November 23, 2016, the Company filed a Notice of Motion to Release the Supersedeas Bonds, which the court granted on December 23, 2016. On December 12, 2016, the Court issued an Order Upon Mandate and For Status Conference, which i) vacated the Court’s January 7, 2014 order dismissing Avaya’s claims against TLI/Continuant and the order of judgment entered on September 17, 2014 and ii) scheduled a status conference for January 6, 2017 to discuss the Joint Plan for Retrial. On January 13, 2017, the Court entered an Order staying the matter pending mediation. On January 20, 2017, the Company filed a Notice of Suggestion on Pendency of Bankruptcy For Avaya Inc., et. al. and Automatic Stay of Proceedings.

No loss reserve has been provided for this matter. The Company continues to believe that TLI/Continuant’s claims are without merit and unsupported by the facts and law, and the Company continues to defend this matter. In the event TLI/Continuant ultimately succeeds, any potential loss could be material. At this time an outcome cannot be predicted and, as a result, the Company cannot be assured that this case will not have a material adverse effect on the manner in which it does business, its financial position, results of operations or cash flows.

Patent Infringement

In September 2011, Network-1 Security Solutions, Inc. filed a complaint for patent infringement against the Company and other corporations in the Eastern District of Texas (Tyler Division), alleging infringement of its patent with respect to power over Ethernet technology. Network-1 seeks to recover for alleged reasonable royalties, enhanced damages and attorneys’ fees. In January 2017, the Company filed a Notice of Suggestion of Pendency of Bankruptcy, which informed the Court of the Company’s voluntary bankruptcy petition filing and stay of proceedings. On March 3, 2017, Network-1 filed a motion for relief from the automatic stay in the Company’s bankruptcy proceeding, which has yet to be decided and since has been adjourned in the Bankruptcy Court via agreement between the Company and Network-1. On September 21, 2017, the Company filed a motion with the Bankruptcy Court seeking an order approving a settlement agreement with Network-1; the motion is currently pending. A loss reserve has been established for this matter. At this time an outcome cannot be predicted and, as a result, the Company cannot be assured that this case will not have a material adverse effect on the manner in which it does business, its financial position, results of operations or cash flows.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

Intellectual Property and Commercial Disputes

In January 2010, SAE filed a complaint in the New Jersey Superior Court asserting various claims including breach of contract, unjust enrichment, promissory estoppel, and breach of the covenant of good faith and fair dealing arising out of Avaya’s relationship with SAE as a supplier of various power supply products. SAE has since asserted additional claims against Avaya for fraud, negligent misrepresentation, misappropriation of trade secrets, and civil conspiracy. SAE seeks to recover for alleged losses stemming from Avaya’s termination of its power supply purchases from SAE, including for Avaya’s alleged disclosure of SAE’s alleged trade secret and/or confidential information to another power supply vendor. On July 19, 2016, the Court entered an order granting Avaya’s motion for partial summary judgment, dismissing certain of SAE’s claims regarding the alleged disclosure of trade secrets. Discovery as to SAE’s surviving claims is ongoing. In January 2017, the Company filed a Notice of Suggestion of Pendency of Bankruptcy, which has stayed the proceedings. At this time an outcome cannot be predicted and, as a result, the Company cannot be assured that this case will not have a material adverse effect on the manner in which it does business, its financial position, results of operations or cash flows.

In the ordinary course of business, the Company is involved in litigation alleging it has infringed upon third parties’ intellectual property rights, including patents and copyrights; some litigation may involve claims for infringement against customers, distributors and resellers by third parties relating to the use of Avaya’s products, as to which the Company may provide indemnifications of varying scope to certain parties. The Company is also involved in litigation pertaining to general commercial disputes with customers, suppliers, vendors and other third parties including royalty disputes. Much of the pending litigation against the Debtors has been stayed as a result of the chapter 11 filing and will be subject to resolution in accordance with the Bankruptcy Code and the orders of the Bankruptcy Court. These matters are ongoing and the outcomes are subject to inherent uncertainties. As a result, the Company cannot be assured that any such matter will not have a material adverse effect on its financial position, results of operations or cash flows.

General

The Company records accruals for legal contingencies to the extent that it has concluded it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. No estimate of the possible loss or range of loss in excess of amounts accrued, if any, can be made at this time regarding the matters specifically described above because the inherently unpredictable nature of legal proceedings may be exacerbated by various factors, including: (i) the damages sought in the proceedings are unsubstantiated or indeterminate; (ii) discovery is not complete; (iii) the proceeding is in its early stages; (iv) the matters present legal uncertainties; (v) there are significant facts in dispute; (vi) there are a large number of parties (including where it is uncertain how liability, if any, will be shared among multiple defendants); or (vii) there is a wide range of potential outcomes.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

Product Warranties

The Company recognizes a liability for the estimated costs that may be incurred to remedy certain deficiencies of quality or performance of the Company’s products. These product warranties extend over a specified period of time generally ranging up to two years from the date of sale depending upon the product subject to the warranty. The Company accrues a provision for estimated future warranty costs based upon the historical relationship of warranty claims to sales. The Company periodically reviews the adequacy of its product warranties and adjusts, if necessary, the warranty percentage and accrued warranty reserve, which for the Debtors is included in liabilities subject to compromise and for Non-Debtors is included in other current and non-current liabilities on the Consolidated Balance Sheets, for actual experience.

In millions
Balance as of October 1, 2016	$8
Reductions for payments and costs to satisfy claims	(6)
Accruals for warranties issued during the period	4

Balance as of June 30, 2017	$6

Guarantees of Indebtedness and Other Off-Balance Sheet Arrangements

Letters of Credit and Guarantees

The Company has entered into letters of credit, bank guarantees and surety bonds with financial institutions and insurance carriers as required for certain transactions initiated during the ordinary course of business to guarantee the Company will perform in accordance with contractual or legal obligations.

As of June 30, 2017, the maximum potential payment obligation with regards to letters of credit, guarantees and surety bonds was $82 million. The outstanding letters of credit are collateralized by restricted cash of $73 million included in other current assets and $3 million included in other assets on the Consolidated Balance Sheet as of June 30, 2017. In addition, from time to time and in the ordinary course of business, the Company contractually guarantees the payment or performance obligations of its subsidiaries arising under certain contracts.

Purchase Commitments and Termination Fees

The Company purchases components from a variety of suppliers and uses several contract manufacturers to provide manufacturing services for its products. During the normal course of business, in order to manage manufacturing lead times and to help assure adequate component supply, the Company enters into agreements with contract manufacturers and suppliers that allow them to produce and procure inventory based upon forecasted requirements provided by the Company. If the Company does not meet these specified purchase commitments, it could be required to purchase the inventory, or in the case of certain agreements, pay an early termination fee. Historically, the Company has not been required to pay a charge for not meeting its designated purchase commitments with these suppliers, but has been obligated to purchase certain excess inventory levels from its outsourced manufacturers due to actual sales of product varying from forecast and due to transition of manufacturing from one vendor to another. As discussed in Note 1, “Background and Basis of Presentation—Basis of Presentation—Chapter 11 Filing,” the Debtors filed the Bankruptcy Filing and any minimum contractual purchase commitments of the Debtors are subject to the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court.

The Company’s outsourcing agreements with its most significant contract manufacturers automatically renew in July and September for successive periods of twelve months each, subject to specific termination rights for the Company and the contract manufacturers. All manufacturing of the Company’s products is performed in accordance with either detailed requirements or specifications and product designs furnished by the Company, and is subject to rigorous quality control standards.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

Long-Term Cash Incentive Bonus Plan

The Company has established a LTIP. Under the LTIP, the Company will make cash awards available to compensate certain key employees upon the achievement of defined returns on the Sponsors’ initial investment in the Company. The Company has authorized LTIP awards covering a total of $60 million, of which $5 million in awards were outstanding as of June 30, 2017. The Company will begin to recognize compensation expense relative to the LTIP awards upon the occurrence of a triggering event (e.g., a sale or initial public offering). As of June 30, 2017, no compensation expense associated with the LTIP has been recognized.

Credit Facility Indemnification

In connection with its obligations under the Credit Facilities and the DIP Credit Agreement, described in Note 7, “Financing Arrangements,” the Company has agreed to indemnify the third-party lending institutions for costs incurred by the institutions related to changes in tax law or other legal requirements. While there have been no amounts paid to the lenders pursuant to this indemnity in the past, there can be no assurance that the Company will not be obligated to indemnify the lenders under this arrangement in the future. As of June 30, 2017, no amounts have been accrued pursuant to this indemnity.

Transactions with Nokia

Pursuant to the Contribution and Distribution Agreement effective October 1, 2000, Lucent Technologies, Inc. (now Nokia) contributed to the Company substantially all of the assets, liabilities and operations associated with its enterprise networking businesses (the “Company’s Businesses”) and distributed the Company’s stock pro-rata to the shareholders of Lucent (“distribution”). The Contribution and Distribution Agreement, among other things, provides that, in general, the Company will indemnify Nokia for all liabilities including certain pre-distribution tax obligations of Nokia relating to the Company’s Businesses and all contingent liabilities primarily relating to the Company’s Businesses or otherwise assigned to the Company. In addition, the Contribution and Distribution Agreement provides that certain contingent liabilities not allocated to one of the parties will be shared by Nokia and the Company in prescribed percentages. The Contribution and Distribution Agreement also provides that each party will share specified portions of contingent liabilities based upon agreed percentages related to the business of the other party that exceed $50 million. The Company is unable to determine the maximum potential amount of other future payments, if any, that it could be required to make under this agreement.

In addition, in connection with the distribution, the Company and Lucent entered into a Tax Sharing Agreement that governs Nokia’s and the Company’s respective rights, responsibilities and obligations after the distribution with respect to taxes for the periods ending on or before the distribution. Generally, pre-distribution taxes or benefits that are clearly attributable to the business of one party will be borne solely by that party, and other pre-distribution taxes or benefits will be shared by the parties based on a formula set forth in the Tax Sharing Agreement. The Company may be subject to additional taxes or benefits pursuant to the Tax Sharing Agreement related to future settlements of audits by state and local and foreign taxing authorities for the periods prior to the Company’s separation from Nokia.

16. Condensed Financial Information of Parent Company

Avaya Holdings Corp. has no material assets or standalone operations other than its ownership in Avaya Inc. and its subsidiaries.

There are significant restrictions on the Company’s ability to obtain funds from any of its subsidiaries through dividends, loans or advances. Accordingly, these condensed financial statements have been presented on a “Parent-only” basis. Under a Parent-only presentation, the Company’s investments in its consolidated subsidiaries are presented under the equity method of accounting. These Parent-only financial statements should be read in conjunction with the Company’s Consolidated Financial Statements.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

The following tables present the financial position of Avaya Holdings Corp. as of June 30, 2017 and September 30, 2016 and the results of its operations and cash flows for the nine months ended June 30, 2017 and 2016.

Avaya Holdings Corp.

(Debtor-in-possession)

Condensed Balance Sheets

(In millions)

	June 30, 2017	September 30, 2016
DEFICIENCY IN EXCESS OF INVESTMENT IN AVAYA INC., PREFERRED STOCK AND STOCKHOLDERS’ DEFICIENCY
Deficiency in excess of investment in Avaya Inc.	$4,634	$4,471
Commitments and contingencies
Equity awards on redeemable shares	6	6
Preferred stock, Series B	387	371
Preferred stock, Series A	182	175
Stockholders’ deficiency	(5,209)	(5,023)

TOTAL	$—	$—

Avaya Holdings Corp.

(Debtor-in-possession)

Condensed Statements of Operations

(In millions)

	Nine months ended June 30,
	2017	2016
Equity in net loss of Avaya Inc.	$(209)	$(301)
Change in fair value of Preferred Series B derivative	—	56
Securities registration fees	—	(1)
Interest expense	—	(1)

LOSS BEFORE INCOME TAXES	(209)	(247)
Provision for income taxes	—	—

NET LOSS	(209)	(247)
Less: Accretion and accrued dividends on Series A and Series B preferred stock	(23)	(34)

NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS	$(232)	$(281)

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

Avaya Holdings Corp.

(Debtor-in-possession)

Condensed Statements of Comprehensive Loss

(In millions)

	Nine months ended June 30,
In millions	2017	2016
Net loss	$(209)	$(247)
Equity in comprehensive income (loss) of Avaya Inc.	36	(72)

Comprehensive loss	$(173)	$(319)

Avaya Holdings Corp.

(Debtor-in-possession)

Condensed Statements of Cash Flows

(In millions)

	Nine months ended June 30,
In millions	2017	2016
Net loss	$(209)	$(247)
Adjustments to reconcile net loss to net cash used by operating activities
Equity in net loss of Avaya Inc.	209	301
Change in fair value of Preferred Series B derivative	—	(56)
Changes in operating assets and liabilities	—	2

Net cash used for operating activities	—	—
Net cash used for investing activities	—	—
Net cash used for financing activities	—	—

Net change in cash and cash equivalents	—	—
Cash and cash equivalents at beginning of period	—	—

Cash and cash equivalents at end of period	$—	$—

17. Subsequent Events

See Note 1, “Background and Basis of Presentation—Basis of Presentation” and Note 7, “Financing Arrangements” for further details regarding the Company’s bankruptcy filing. The Company has reviewed and evaluated subsequent events that occurred through October 3, 2017, the date the financial statements were available to be issued.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

(b) Exhibits required by 601 of Regulation S-K.

Number	Description
2.1*	Second Amended Joint Chapter 11 Plan of Reorganization of Avaya Inc. and its Debtor Affiliates

3.1*	Amended and Restated Certificate of Incorporation of Avaya Holdings Corp. (f/k/a Sierra Holdings Corp.)

3.2*	Amended and Restated Bylaws of Avaya Holdings Corp. (f/k/a Sierra Holdings Corp.)

4.1*	Form of Certificate of Common Stock of Avaya Holdings Corp.

4.2	Amended and Restated Registration Rights Agreement dated as of December 18, 2009, by and among Avaya Holdings Corp. (f/k/a Sierra Holdings Corp.), TPG Partners V, L.P., TPG FOF V-A, L.P., TPG FOF V-B, L.P., Silver Lake Partners II, L.P., Silver Lake Technology Investors II, L.P., Silver Lake Partners III, L.P., Silver Lake Technology Investors III, L.P., Sierra Co-Invest, LLC and Sierra Co-Invest II, LLC (previously filed as Exhibit 4.11 to the Company’s Registration Statement on Form S-1 filed with the SEC on June 9, 2011)

4.3	Second Amended and Restated Registration Rights Agreement dated as of May 29, 2012, by and among Avaya Holdings Corp. (f/k/a Sierra Holdings Corp.), TPG Partners V, L.P., TPG FOF V-A, L.P., TPG FOF V-B, L.P., Silver Lake Partners II, L.P., Silver Lake Technology Investors II, L.P., Silver Lake Partners III, L.P., Silver Lake Technology Investors III, L.P., Sierra Co-Invest, LLC and Sierra Co-Invest II, LLC (previously filed as Exhibit 4.19 to the Company’s Registration Statement on Form S-1 filed with the SEC on December 3, 2013)

4.4	Senior Manager Registration and Preemptive Rights Agreement, dated as of October 26, 2007, by and among Avaya Holdings Corp. (f/k/a Sierra Holdings Corp.) and the individual members of management listed on Schedule A thereto (previously filed as Exhibit 4.12 to the Company’s Registration Statement on Form S-1 filed with the SEC on June 9, 2011)

10.1*	Superpriority Secured Debtor-in-Possession Credit Agreement, dated as of January 24, 2017, by and among Avaya Inc., Avaya Holdings Corp., the subsidiaries of Avaya Inc. from time to time party thereto as guarantors, Citibank, N.A., as administrative agent and L/C issuer, and each lender from time to time party thereto

10.2*	Form of Director and Officer Indemnification Agreement

10.3	Management Services Agreement, dated as of October 2, 2007, by and among Avaya Holdings Corp. (f/k/a Sierra Holdings Corp.), Avaya Inc. (as successor by merger to Sierra Merger Corp.), TPG Capital, L.P. and Silver Lake Management Company III, L.L.C. (Incorporated by reference to Exhibit 10.15 to Avaya Inc.’s Registration Statement on Form S-4 filed with the SEC on December 23, 2009)

10.4	Management Stockholders’ Agreement, dated as of October 26, 2007, by and among Avaya Holdings Corp. (f/k/a Sierra Holdings Corp.), the Majority Stockholders (as defined therein) and the individuals listed on Schedule A thereto (previously filed as Exhibit 10.25 to the Company’s Registration Statement on Form S-1 filed with the SEC on June 9, 2011)

10.5	Second Amended and Restated Stockholders’ Agreement, by and among TPG Partners V, L.P., TPG FOF V-A, L.P., TPG FOF V-B, L.P., Silver Lake Partners II, L.P., Silver Lake Technology Investors II, L.P., Silver Lake Partners III, L.P., Silver Lake Technology Investors III, L.P., Sierra Co-Invest, LLC, Sierra Co-Invest II, LLC and Avaya Holdings Corp., dated as of May 29, 2012 (previously filed as Exhibit 10.86 to the Company’s Registration Statement on Form S-1 filed with the SEC on December 22, 2015)

21.1*	List of subsidiaries of Avaya Holdings Corp.

*	To be filed by amendment.

Confidential Treatment Requested by Avaya Holdings Corp.

Pursuant to 17 C.F.R. Section 200.83

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Avaya Holdings Corp.

By:
Name: Title:

Dated:             , 2017